                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  CONOCO INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

               DELAWARE                                 2911                                51-0370352
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                            600 NORTH DAIRY ASHFORD
                              HOUSTON, TEXAS 77079
                              TEL: (281) 293-1000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                  HOWARD J. RUDGE, ESQ.                                   RICK A. HARRINGTON, ESQ.
        SENIOR VICE PRESIDENT AND GENERAL COUNSEL                     SENIOR VICE PRESIDENT, LEGAL, AND
                E. I. DU PONT DE NEMOURS                                       GENERAL COUNSEL
                       AND COMPANY                                               CONOCO INC.
                   1007 MARKET STREET                                      600 NORTH DAIRY ASHFORD
               WILMINGTON, DELAWARE 19898                                   HOUSTON, TEXAS 77079
                   TEL: (302) 774-1000                                       TEL: (281) 293-1000
                   FAX: (302) 773-5176                                       FAX: (281) 293-1440

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

          LOU R. KLING, ESQ.                   WALTER J. SMITH, ESQ.                   JOHN W. WHITE, ESQ.
       MATTHEW J. MALLOW, ESQ.                 BAKER & BOTTS, L.L.P.                 CRAVATH, SWAINE & MOORE
      EILEEN NUGENT SIMON, ESQ.                   ONE SHELL PLAZA                       825 EIGHTH AVENUE
        SKADDEN, ARPS, SLATE,                      910 LOUISIANA                     NEW YORK, NEW YORK 10019
          MEAGHER & FLOM LLP                    HOUSTON, TEXAS 77002                   TEL: (212) 474-1000
           919 THIRD AVENUE                     TEL: (713) 229-1234                    FAX: (212) 474-3700
       NEW YORK, NEW YORK 10022                 FAX: (713) 229-1522
         TEL: (212) 735-3000
         FAX: (212) 735-2000

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon completion of the exchange offer referred to in this document.
   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
   If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
   If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM AGGREGATE
         TITLE OF SECURITIES BEING REGISTERED                 OFFERING PRICE (1)(2)        AMOUNT OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Class B Common Stock, $.01 par value (3)...............          $5,244,192,273                    $1,457,886
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) The maximum number of shares of Class B Common Stock of Conoco Inc. ("Conoco") offered in exchange for shares of Common Stock, $.30 par value ("DuPont Common Stock"), of E. I. du Pont de Nemours and Company ("DuPont"), as described in the Offering Circular-Prospectus filed as part of this Registration Statement.
(2) Estimated solely for purposes of calculating the registration fee and computed under Rule 457(f)(1) under the Securities Act of 1933, as amended (the "Securities Act"), based on $55.50, the average of the high and low sale prices reported on the New York Stock Exchange Composite Tape on March 17, 1999 for the DuPont Common Stock to be received by DuPont in exchange for shares of Class B Common Stock.
(3) Includes the associated Preferred Share Purchase Rights (the "Rights"), which Rights (a) are not currently separable from the shares of Conoco Class B Common Stock and (b) are not currently exercisable. See "Description of Conoco Capital Stock -- Anti-Takeover Effects of Certain Certificate and By-law Provisions."
                            ------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this Offering Circular-Prospectus is not complete and may be changed. Conoco Class B Common Stock may not be sold nor may offers to buy be accepted until the registration statement filed with the Securities and Exchange Commission is effective. This Offering Circular- Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                          OFFERING CIRCULAR-PROSPECTUS

(SUBJECT TO COMPLETION)
  ISSUED MARCH 22, 1999                                      DUPONT
                                                             1007 MARKET STREET
                                                             WILMINGTON, DE 19898
                                                             CHARLES O. HOLLIDAY, JR.
[DUPONT LOGO]                                                CHAIRMAN OF THE BOARD
                         (R)

                          EXCHANGE OFFER -- IMPORTANT

     Dear DuPont Common Stockholders:

     I am pleased to inform you that we have initiated an exchange offer to implement our previously announced plan to establish Conoco Inc. as a fully independent company. We are offering you the opportunity to exchange on a tax-free basis some or all of your DuPont Common Stock for shares of Conoco Class B Common Stock. The exchange offer will enable you to adjust your investment between DuPont's materials and life sciences businesses and Conoco's oil and gas business. Important terms of this transaction include the following:

     - EXCHANGE OFFER.  DuPont stockholders who elect to participate will
       receive      shares of Conoco Class B Common Stock for each DuPont share
       tendered. We will accept up to an aggregate of           DuPont shares
       under the exchange offer.

     - PRORATION.  If more than        DuPont shares are tendered, the number of
       DuPont shares to be accepted from each tendering stockholder will, in most cases, be proportionately reduced among all tendering stockholders. Proportionate allocation of Conoco shares among all stockholders is called proration.

     - CONDITIONS OF EXCHANGE OFFER. The exchange offer is subject to a number of conditions, including that enough DuPont shares are tendered so that
       at least           Conoco shares will be exchanged. The exchange offer is
       also conditioned on us receiving a ruling from the Internal Revenue Service to the effect that the exchange offer and certain associated transactions, if any, will generally be tax-free to DuPont and its stockholders.

     - ANTICIPATED PREMIUM. We anticipate that tendering stockholders will receive Conoco shares that have a market value greater than the recent market value of the DuPont shares tendered. We cannot, however, predict what the premium, if any, will be or the prices at which Conoco or DuPont shares will trade over time.

     - LISTING. We expect that the Conoco Class B Common Stock will be listed on the New York Stock Exchange.

     - EXPIRATION.  The exchange offer will expire at 12:00 Midnight, New York
       City time, on             , 1999, unless extended by DuPont.

     THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER ARE DESCRIBED IN THIS OFFERING CIRCULAR-PROSPECTUS. WE URGE YOU TO READ THIS DOCUMENT VERY CAREFULLY BEFORE DECIDING WHETHER OR NOT TO TENDER YOUR DUPONT SHARES. YOU SHOULD ALSO READ THE ENCLOSED LETTER OF TRANSMITTAL CAREFULLY BECAUSE IT EXPLAINS THE PROPER PROCEDURE FOR TENDERING YOUR DUPONT SHARES. NEITHER DUPONT, CONOCO NOR ANY OF THEIR RESPECTIVE DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AFTER READING THIS DOCUMENT AND CONSULTING WITH YOUR ADVISORS BASED ON YOUR OWN FINANCIAL POSITION AND REQUIREMENTS.

     PLEASE PAY SPECIAL ATTENTION TO THE RISK FACTORS BEGINNING ON PAGE 20 TO LEARN ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER.

     DuPont has retained the services of D.F. King & Co., Inc. as information agent to assist you in connection with the exchange offer. You may call D.F.
King at    -   -     (toll free) in the United States and Canada or at
   -   -     (collect) elsewhere to request additional documents and to ask any questions.

                                                      Sincerely,
                                                      Charles O. Holliday, Jr.
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
                            COMMISSION HAS APPROVED
       OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS OFFERING
                             CIRCULAR-PROSPECTUS IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 The dealer manager for the exchange offer is:
                              MORGAN STANLEY & CO.
                                  Incorporated
            , 1999

                               TABLE OF CONTENTS

Questions and Answers About the
  Exchange Offer...........................    4
Summary....................................    9
  E. I. du Pont de Nemours and Company.....    9
  Conoco Inc. .............................   10
  Background and Reasons for the Exchange
    Offer..................................   10
  Effects of the Exchange Offer............   11
  Determining Whether to Participate in the
    Exchange Offer.........................   11
  The Exchange Offer.......................   12
  Summary Historical and Unaudited Pro
    Forma Financial Data of DuPont.........   15
  Summary Historical and Unaudited Pro
    Forma Financial Data of Conoco.........   17
Risk Factors...............................   20
  Tendering and nontendering stockholders
    are affected differently by the
    Transaction............................   20
  The IRS may treat the Transaction as
    taxable to DuPont and its stockholders
    if representations made to the IRS were
    inaccurate or if undertakings to the
    IRS are not complied with..............   20
  Tendering stockholders may not receive
    any premium............................   20
  Market prices for Conoco Class B Common
    Stock may vary from market prices for
    Conoco Class A Common Stock............   20
  The split-off will cause DuPont's assets
    and total capitalization to decrease...   21
  Low oil and gas prices have hurt Conoco's
    financial results and may continue to
    do so in the future....................   21
  Global political and economic
    developments may hurt Conoco's
    operations.............................   21
  Conoco and DuPont may have conflicts of
    interest...............................   22
  The oil and gas reserves data in this
    document are only estimates, which may
    prove to be inaccurate.................   22
  Conoco's growth depends on finding new
    reserves...............................   23
  Conoco may incur costs related to
    compliance with federal, state and
    foreign government environmental
    regulations............................   23
  Changes in government regulations may
    impose price controls and limitations
    on production of oil and gas...........   23
  Potential year 2000 problems may
    adversely affect Conoco's business.....   24
  Provisions in Conoco's bylaws,
    certificate of incorporation, and
    Delaware law could deter takeover
    attempts...............................   24
  There is no public market for Conoco B
    Common Stock and an active trading
    market may not develop.................   24
  Conoco may not pay dividends on its
    Common Stock...........................   24
The Transaction............................   25
  Background and Purpose...................   25
  Effects..................................   25
  No Appraisal Rights......................   26
  Regulatory Approvals.....................   26
  Accounting Treatment.....................   26
The Exchange Offer.........................   27
  Minimum Condition........................   27
  Terms of the Exchange Offer..............   27
  Proration................................   27
  Tenders for Exchange by Holders of Fewer
    Than 100 Shares of DuPont Common
    Stock..................................   27
  Fractional Shares........................   28
  Exchange of Shares of DuPont Common
    Stock..................................   28
  Procedures for Tendering Shares of DuPont
    Common Stock...........................   28
  Lost or Destroyed Certificates...........   30
  Guaranteed Delivery Procedure............   30
  Withdrawal Rights........................   30
  Extension of Tender Period; Termination;
    Amendment..............................   31
  Conditions to Consummation of the
    Exchange Offer.........................   32
  Fees and Expenses........................   33
  Illegality...............................   34
Price Range of DuPont Common Stock and
  Dividends................................   35
Price Range of Conoco Class A Common Stock
  and Dividends............................   36
Special Note on Forward-Looking
  Information..............................   37
Selected Historical and Unaudited Pro Forma
  Financial Data of DuPont.................   38
Selected Historical and Unaudited Pro Forma
  Financial Data of Conoco.................   40
Unaudited Pro Forma Consolidated Financial
  Statements of DuPont.....................   43
Unaudited Pro Forma Financial Statements of
  Conoco...................................   49
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations of Conoco.....................   56
  Financing Activities.....................   60
  Results of Operations....................   61
  Upstream Segment Results.................   64
  Downstream Segment Results...............   66
  Corporate and Other Segment Results......   67
  Environmental Expenditures...............   68
  Tax Matters..............................   69
  Year 2000................................   69
  European Monetary Union..................   71
  Restructuring............................   72
  New Accounting Standards.................   72
  Market Risks.............................   73
Business of DuPont.........................   76

  General..................................   76
  Reportable Segments......................   76
  Recent Developments......................   78
Business of Conoco.........................   79
  General..................................   79
  Business Strategy........................   79
  Company History..........................   80
  Financial Information -- Operating
    Segment and Geographic Information.....   80
  Upstream.................................   80
  Downstream...............................   94
  Power....................................  103
  Core Values..............................  104
  Environmental Regulation.................  104
  Sources of Supply........................  107
  Research and Development.................  107
  Patent and Trademarks....................  107
  Operating Hazards and Insurance..........  107
  Properties...............................  108
  Employees................................  108
  Legal Proceedings........................  108
Management.................................  110
  Directors and Executive Officers.........  110
  Election and Compensation of Directors...  113
  Committees of the Board of Directors.....  114
  Stock Ownership of Directors and
    Executive Officers.....................  115
  Compensation of Executive Officers.......  116
  Retirement Benefits......................  118
  Severance Arrangements...................  119
Principal Stockholders of Conoco Common
  Stock....................................  121
Principal Stockholders of DuPont Common
  Stock....................................  122
Shares Eligible for Future Sale............  122
Description of Conoco Capital Stock........  123
  General..................................  123
  Common Stock.............................  123
  Preferred Stock..........................  124
  Anti-Takeover Effects of Certain
    Certificate and By-law Provisions......  125
  Contractual Relations among Conoco,
    DuPont and Certain Related Entities....  130
  Delaware Business Combination Statute....  130
  Limitations on Directors' Liability......  131
  Listing..................................  131
  Transfer Agent and Registrar.............  131
Comparison of Rights of Holders of DuPont
  Common Stock and Conoco Common Stock.....  132
  Authorized Capital Structure and
    Liquidation Rights.....................  132
  Dividend Policy..........................  132
  Voting Rights............................  132
  Certain Anti-Takeover Provisions.........  133
  Listing..................................  134
Arrangements Between Conoco and DuPont.....  135
  Restructuring, Transfer and Separation
    Agreement..............................  135
  Intercompany Notes.......................  137
  Tax Sharing Agreement....................  137
  Employee Matters Agreement...............  138
  Transitional Services Agreements.........  139
  Information Systems and Telecommunication
    Carrier Transitional Services
    Agreements and Facilities Lease
    Agreements.............................  140
  Natural Gas Supply Agreement.............  140
  Feedstock for DuPont's Sabine River Works
    Plant..................................  140
  Motor Carrier Agreement..................  140
  Registration Rights Agreement............  140
Certain Federal Income Tax Consequences....  141
Legal Matters..............................  142
Experts....................................  142
Where You Can Find More Information........  143
Conoco Inc. Index to Consolidated Financial
  Statements...............................  F-1
Schedule A -- Transactions Concerning
  Common Stock of DuPont...................  A-1

                             QUESTIONS AND ANSWERS
                            ABOUT THE EXCHANGE OFFER

     Q1.  WHY HAS DUPONT DECIDED TO SEPARATE CONOCO FROM THE REST OF DUPONT?

     A1. As part of our increased focus on our materials and life sciences businesses, in September 1998 our board of directors approved a plan to separate our oil and gas business, operated through Conoco, from our other businesses.

     We believe that separating Conoco from DuPont will:

     - allow each company to independently access the capital markets;

     - permit DuPont to expand its life sciences business, while at the same time allowing Conoco to pursue its investment program in new and capital-intensive oil and gas projects;

     - facilitate future partnerships, combinations and other arrangements between Conoco and other entities in the oil and gas business;

     - allow each company to offer incentives to its employees that are more closely linked to its performance;

     - permit each company to focus its managerial and financial resources on the growth of its business; and

     - enhance both DuPont's and Conoco's abilities to engage in future acquisitions in which their own stock is issued as consideration.

     Q2.  WHY DID DUPONT CHOOSE THE EXCHANGE OFFER AS THE WAY TO SEPARATE
CONOCO?

     A2. We believe the exchange offer is a tax efficient way to achieve the goals outlined above, allows you to adjust your investment between DuPont and Conoco on a tax-free basis and provides you with the opportunity to receive the anticipated premium referred to in question 5.

     Q3.  WHAT IS THE "EXCHANGE RATIO"?

     A3.  The exchange ratio of             represents the number of shares of
Conoco Class B Common Stock that DuPont stockholders will receive for each share of DuPont common stock validly tendered in the exchange offer. In this document, we refer to the Conoco Class B common stock offered through the exchange offer as the "Conoco Class B Common Stock" or the "Conoco shares," and the shares of DuPont common stock as the "DuPont Common Stock," or simply, the "DuPont shares."

     Q4. WHAT ARE THE PRINCIPAL DIFFERENCES BETWEEN THE CLASSES OF CONOCO COMMON STOCK?

     A4. Conoco has two classes of common stock. Class A common stock is publicly held and traded on the New York Stock Exchange. We refer to this stock as the "Conoco Class A Common Stock." The Conoco Class B Common Stock, all of which is currently held by DuPont, is being offered to DuPont stockholders through the exchange offer. Conoco is applying to have the Conoco Class B Common Stock listed on the NYSE.

     The holders of Conoco Class A Common Stock and Conoco Class B Common Stock generally have identical rights, including dividend and liquidation rights, except that holders of Conoco Class A Common Stock are entitled to one vote per share, while holders of Conoco Class B Common Stock are entitled to five votes per share. We refer to Conoco Class A Common Stock and Conoco Class B Common Stock collectively in this document as the "Conoco Common Stock."

     Q5.  WHAT IS THE ANTICIPATED PREMIUM?

     A5.  Based on the closing trading prices for shares of DuPont Common Stock
(NYSE: DD) and Conoco Class A Common Stock (NYSE: COC) on                , 1999,
and assuming that Conoco

Class B Common Stock trades at the same or a greater price as Conoco Class A Common Stock, the exchange ratio would result in a DuPont stockholder receiving Conoco shares with a market value greater than the market value of the DuPont shares tendered. We refer to this greater value as the "anticipated premium." The Conoco Class B Company Stock may, however, trade at a different price than the Conoco Class A Common Stock. Because of this and because market prices for Conoco Class A Common Stock and DuPont Common Stock may fluctuate over the course of the exchange offer, we cannot predict what the amount of the premium, if any, will be at the closing of the exchange offer or the prices at which Conoco or DuPont shares will trade over time.

     You can calculate the anticipated premium using the following formula:

     (Exchange ratio) X (price of one share of
                         Conoco Class A Common Stock)       - 1)              X    100%
     ----------------------------------------------------------------------
                           Price of one DuPont share

     For example: Assume a price of $     for a DuPont share and a price of
$     for a Conoco share (the closing trading prices on the NYSE for shares of
DuPont Common Stock and Conoco Class A Common Stock on                , 1999).
At an exchange ratio of           shares of Conoco Class B Common Stock for each
DuPont share, and assuming the Class B Common Stock trades at the same price as Conoco Class A Common Stock, the anticipated premium would be approximately percent.

     Q6.  CAN I TENDER ONLY A PORTION OF MY DUPONT SHARES IN THE EXCHANGE OFFER?

     A6.  Yes, you may tender some or all of your DuPont shares.

     Q7.  DO I DO ANYTHING IF I WANT TO RETAIN MY DUPONT SHARES?

     A7. No. If you want to retain your DuPont shares, you do not need to take any action.

     Q8.  HOW DO I PARTICIPATE IN THE EXCHANGE OFFER?

     A8. If you hold DuPont stock certificates, complete and sign the letter of transmittal designating the number of DuPont shares you wish to tender. Send it, together with your DuPont stock certificates and any other documents required by the letter of transmittal, by registered mail, return receipt requested, so that it is received by the exchange agent at one of the addresses set forth on the back cover of this Offering Circular-Prospectus before the expiration of the
exchange offer on           , 1999. Do not send your certificates to DuPont,
Conoco, Morgan Stanley, D.F. King or any soliciting dealer.

     If your shares are held by your broker and are not certificated in your name (i.e., your shares are held in "street name"), you will receive instructions from your broker on how to participate. In this situation, you do not need to complete the letter of transmittal. Please contact your broker directly if you have not yet received instructions regarding the exchange offer.

     Persons holding DuPont shares in DuPont or DuPont affiliated company savings plans, including Conoco savings plans, should see question 14 for instructions on how they may participate in the exchange offer. Persons who hold DuPont shares in a Blueprint brokerage account at Merrill Lynch should see question 15.

     Q9.  CAN I CHANGE MY MIND AFTER I TENDER MY DUPONT SHARES?

     A9. Yes. You may withdraw tenders of your shares any time before the exchange offer expires. If you change your mind again, you can retender your DuPont shares by following the tender procedures again prior to the expiration of the exchange offer.

     Q10. ARE THERE ANY CONDITIONS TO DUPONT'S OBLIGATION TO COMPLETE THE EXCHANGE OFFER?

     A10. Yes. We do not have to complete the exchange offer unless the conditions outlined on pages 32-33 are satisfied. In particular, we will not close the exchange offer unless enough DuPont shares are tendered so that at
least           shares of Conoco Class B Common Stock can be exchanged. We refer to the number of DuPont shares that must be tendered to produce this result as the "minimum condition." DuPont may at any time waive any or all of the conditions to the exchange offer.

     Q11.  WHAT HAPPENS IF FEWER THAN           DUPONT SHARES ARE TENDERED SUCH
THAT FEWER THAN 436.5 MILLION CONOCO SHARES WOULD BE EXCHANGED?

     A11. We may choose from several alternatives, including divesting some or all of our remaining shares in a "spin-off" or secondary sale, or retaining some of our Conoco shares. In a spin-off, some or all of the Conoco shares still held by DuPont after the exchange offer is completed would be distributed to the remaining DuPont stockholders on a pro rata basis. In a secondary sale, we would sell all or a portion of these shares in an offering that would close following the exchange offer. Alternatively, we may retain all or a portion of these shares for no longer than five years on terms consistent with the representations made to the Internal Revenue Service in connection with the ruling discussed in question 18.

     Q12.  WHAT HAPPENS IF MORE THAN      DUPONT SHARES ARE TENDERED, I.E., THE
EXCHANGE OFFER IS OVERSUBSCRIBED?

     A12. If the exchange offer is oversubscribed, all DuPont shares that are properly tendered will be accepted for exchange on a pro rata basis, except for "odd-lot" tenders, which will not be subject to proration. Proration will be based on the number of DuPont shares each stockholder has tendered in the offer, and not on the stockholder's aggregate ownership of DuPont. Any shares not accepted for exchange will be returned to tendering stockholders. Special procedures for odd-lot tenders are discussed in question 21.

     Q13. WILL PARTICIPANTS IN DUPONT'S DIVIDEND REINVESTMENT PLAN BE ABLE TO PARTICIPATE IN THE EXCHANGE OFFER?

     A13. Yes. Each participant in the Dividend Reinvestment Plan may tender some or all of the DuPont shares attributable to his or her plan account according to the procedures described in question 8.

     Q14. WILL PARTICIPANTS IN A DUPONT OR A DUPONT AFFILIATED COMPANY SAVINGS PLAN BE ABLE TO PARTICIPATE IN THE EXCHANGE OFFER?

     A14. Yes. Each participant in a DuPont or a DuPont affiliated company savings plan may instruct the trustee of the plan to tender some or all of the DuPont shares in his or her plan account. Separate instructions will be sent to each plan participant for use in directing the trustee.

     The DuPont or DuPont affiliated company savings plans are as follows:

    DuPont Flooring Systems 401(k) Savings Plan    Protein Technology International Inc. Savings
    DuPont Photomasks, Inc. 401(k)                 Investment Plan
      Retirement Plan                              Qualicon Retirement and Savings Plan
    DuPont Savings and Investment Plan             Thrift Plan for Employees of Conoco Inc.
    Optimum Quality Grains, L.L.C. Retirement      Thrift Plan for Retail Employees of Conoco Inc.
      and Savings Plan                             Thrift Plan for Employees of Sentinel
                                                     Transportation Company

     Q15. WILL PERSONS HOLDING DUPONT SHARES IN A BLUEPRINT BROKERAGE ACCOUNT AT MERRILL LYNCH BE ABLE TO PARTICIPATE IN THE EXCHANGE OFFER?

     A15. Yes. Any person holding DuPont shares in a Blueprint brokerage account may instruct Merrill Lynch to tender some or all of the DuPont shares in his or her account. Separate instructions will be sent to each account holder for use in directing Merrill Lynch.

     Q16.  WHEN DOES THE EXCHANGE OFFER EXPIRE?

     A16.  The exchange offer period and withdrawal rights will expire at 12:00
midnight, New York City time, on             , 1999, unless extended by DuPont.
You must tender your DuPont shares prior to this date if you wish to participate.

     If you are a participant in a DuPont or DuPont affiliated company savings plan, including Conoco savings plans, or have a Blueprint account at Merrill Lynch, you may have an earlier cut-off date to decide to tender your DuPont shares to allow the trustees or Merrill Lynch sufficient time to process all the instructions and submit them to the exchange agent prior to the exchange offer expiration. Please carefully review the instructions being sent to you from the trustees of the plans or Merrill Lynch to determine the cut-off date.

     Q17.  WHEN WILL TENDERING STOCKHOLDERS KNOW THE OUTCOME OF THE EXCHANGE
OFFER?

     A17. We will announce the preliminary results of the exchange offer, including any preliminary proration factor, by press release promptly after the exchange offer expires. Announcement of the final proration factor should occur approximately seven business days after the expiration date.

     Q18. WILL I BE TAXED ON THE SHARES OF CONOCO THAT I RECEIVE IN THE EXCHANGE OFFER?

     A18. DuPont has requested a ruling from the Internal Revenue Service to the effect that the exchange offer and any subsequent spin-off will generally be tax-free to DuPont and its stockholders. You should consult your tax advisor as to the particular tax consequences of the exchange offer and any spin-off.

     Q19. WHAT WILL BE THE TAX BASIS AND HOLDING PERIOD OF CONOCO SHARES I RECEIVE IN EXCHANGE FOR MY DUPONT SHARES?

     A19. If you tender all of your DuPont shares, and they are all accepted for exchange, the tax basis in Conoco shares you receive will equal your tax basis in your DuPont shares before the exchange.

     If you tender fewer than all of your DuPont shares, or fewer than all of your DuPont shares are accepted for exchange, the total tax basis in the DuPont and Conoco shares that you hold immediately after the exchange will equal your tax basis in your DuPont shares before the exchange. The tax basis of Conoco shares you receive, however, will not necessarily equal the tax basis of the DuPont shares that are accepted for exchange. The portion of your total tax basis allocated to Conoco shares you receive in the exchange offer will equal your old tax basis in the DuPont shares multiplied by a fraction. The fraction is equal to (a) the market value of Conoco shares you receive in the exchange offer divided by (b) the market value of Conoco shares received in the exchange offer plus the market value of the DuPont shares held immediately after the exchange offer.

     Stated as a formula, the basis in your Conoco shares received in the exchange offer may be determined as follows:

                                                    Market value of Conoco shares received
                                                             in the exchange offer
                                                  -------------------------------------------
Basis in Conoco          Basis in DuPont          Market value of          Market value of
shares received in   =   shares prior to     X    Conoco shares        +   DuPont shares held
the exchange offer       the exchange offer       received in              immediately after
                                                  the exchange offer       the exchange offer

                                            (                                  )

     If you receive additional Conoco shares in a spin-off, the same calculation must be repeated using the tax basis in the DuPont shares, as determined following the exchange offer, as the starting point in the calculation.

     Your holding period in Conoco shares you receive in the exchange offer generally will include your holding period for DuPont shares.

     Q20. WHAT WILL BE THE TAX BASIS IN DUPONT SHARES THAT ARE NOT EXCHANGED UNDER THE EXCHANGE OFFER?

     A20. If you tender fewer than all of your DuPont shares, or fewer than all of your DuPont shares are accepted for exchange, the aggregate tax basis in your remaining DuPont shares will equal your aggregate tax basis in DuPont shares before the exchange, less the basis allocated to Conoco shares as determined under the calculation described in question 19.

     Q21.  IS THERE SPECIAL TREATMENT FOR ODD-LOT HOLDERS?

     A21. Yes. If you own fewer than 100 shares of DuPont Common Stock and tender all of these shares for exchange, you may request preferential treatment by completing the box captioned "Odd-Lots" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If the exchange offer is completed, all of your shares will be accepted for exchange, and you will not be subject to proration.

     If your odd-lot shares are held by a broker for your account, you can contact the broker and request the preferential treatment.

     DuPont shares you hold in a DuPont or DuPont affiliated company savings plan (including Conoco plans) are not eligible for this preferential treatment. However, DuPont shares you hold in a Blueprint account at Merrill Lynch are eligible for this preferential treatment.

     Q22. IF I CANNOT FIND MY DUPONT SHARE CERTIFICATES, WHAT SHOULD I DO TO PARTICIPATE IN THE EXCHANGE OFFER?

     A22.  Please call the First Chicago Trust Company of New York at
   -   -     . You will receive an affidavit to complete and you will be informed of the amount needed to pay for a surety bond for your lost shares. Upon receipt of the completed affidavit and surety bond payment, and the completed letter of transmittal, your shares will be included in the exchange offer. If you wish to participate in the exchange offer, you will need to act quickly to ensure that the lost certificates can be replaced and delivered to the exchange agent prior to expiration of the exchange offer.

     Q23.  HAVE OTHER COMPANIES PURSUED SIMILAR EXCHANGE OFFERS?

     A23. Yes. Examples of similar exchange offers include transactions involving Lockheed Martin, Eli Lilly, The Limited and Viacom International.

     Q24. WHO SHOULD I CALL IF I HAVE QUESTIONS OR WANT COPIES OF ADDITIONAL DOCUMENTS?

     A24.  You may call the information agent, D.F. King, at    -   -     (toll
free) in the United States and Canada or    -   -     (collect) elsewhere to ask
any questions or to request additional documents.

                                    SUMMARY

     As used in this Offering Circular-Prospectus, unless the context requires otherwise (1) "DuPont" or "we" means E. I. du Pont de Nemours and Company and its consolidated subsidiaries and (2) "Conoco" means Conoco Inc., its consolidated subsidiaries and its ownership interest in equity affiliates. Unless the context otherwise indicates, we have assumed throughout this Offering Circular-Prospectus that the exchange offer is fully subscribed and that all shares of Conoco Class B Common Stock held by DuPont are distributed through the exchange offer. This summary highlights selected information from the Offering Circular-Prospectus but may not contain all the information that is important to you. To fully understand the exchange offer and for a more complete description of the legal terms of the exchange offer, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 143 . We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.

                      E. I. DU PONT DE NEMOURS AND COMPANY

     DuPont is a world leader in science and technology in a range of disciplines, including high-performance materials, specialty chemicals, pharmaceuticals and biotechnology. DuPont has a portfolio of 2,000 trademarks and brands, including such well-known consumer brands as Lycra(R), Teflon(R), Stainmaster(R), Kevlar(R), Nomex(R), Tyvek(R), Dacron(R), Cordura(R), Corian(R), SilverStone(R), and Mylar(R). DuPont operates 200 manufacturing and processing facilities in 65 countries worldwide.

     DuPont presents its results in eight reportable segments -- Agriculture & Nutrition, Nylon Enterprise, Performance Coating & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester Enterprise, Specialty Fibers, and Specialty Polymers. The balance of DuPont's continuing operations is reported in an Other segment and consists of DuPont's photomasks, safety resources and global services businesses. DuPont also has petroleum operations conducted through Conoco, which are reported in DuPont's financial statements as discontinued operations. DuPont expects the petroleum business will be divested from DuPont's operations if the exchange offer is completed. DuPont and its subsidiaries, excluding Conoco, employ approximately 80,000 people worldwide and have annual revenues of approximately $25 billion.

     On March 10, 1999, DuPont announced the proposed creation of a "tracking stock" for its life sciences businesses, which would be distributed to all of its stockholders. The amendment of DuPont's certificate of incorporation to create this tracking stock, which is intended to provide investors an opportunity to invest in a security the terms of which more closely track the economic performance of DuPont's life sciences businesses, must be approved by DuPont stockholders. After the issuance of the tracking stock, the existing DuPont Common Stock is expected to more closely mirror the performance of its chemical businesses. DuPont anticipates that stockholder approval will be sought in the first quarter of 2000. In February 1999, the Clinton Administration proposed changes to the federal income tax laws, as part of its budget package, that, if enacted, could adversely affect the tax consequences relating to the issuance of tracking stock and, as a result, could adversely affect DuPont's ability to issue the tracking stock for its life sciences businesses. It is presently unclear whether this proposal will be enacted into law and, if so, what form it would take.

     On March 15, 1999, DuPont agreed to effect a business combination with Pioneer Hi-Bred International, Inc., the world's largest seed company, in a stock and cash merger valued at approximately $7.7 billion. DuPont currently has a 20 percent equity interest in Pioneer, as well as certain joint venture and other arrangements with Pioneer. The merger is expected to close during the summer of 1999.

     For more details about DuPont's business, see page 76.

     DuPont's principal executive office is located at 1007 Market Street, Wilmington, Delaware 19898 and its telephone number is (302) 774-1000.

                                  CONOCO INC.

     Conoco is a major, integrated, global energy company operating in 40 countries worldwide. Conoco was founded in 1875 and acquired by DuPont in 1981 and is involved in both the "Upstream" and "Downstream" segments of the petroleum business. Upstream activities include exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. Conoco is also engaged in developing and operating power facilities.

     As of December 31, 1998, Conoco had proved worldwide reserves of 2,622 million barrels of oil equivalent ("BOE"), 39 percent of which were natural gas (converted to BOE using a ratio of 6,000 cubic feet of natural gas to one barrel-of-oil equivalent). Based on 1998 annual production of 213 million BOE, excluding natural gas liquids from gas plant ownership, Conoco had a reserve life of 12.3 years as of December 31, 1998. Over the last five years, Conoco has replaced an average of 195 percent of the oil and gas it produced each year. Conoco owns or has equity interests in nine refineries worldwide, with a total crude oil and condensate processing capacity of approximately 807,000 barrels per day. Conoco also has a marketing network of approximately 7,900 outlets in the United States, Europe and Asia. Based on public filings, for the year ended December 31, 1998, Conoco ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, eleventh in the production of natural gas and eighth in refining throughput. Over that same period, Conoco reported net income of $450 million, which includes a net charge for special items of $271 million, on total revenues of approximately $23 billion. For more details about Conoco's business, see page 79.

     Conoco's principal executive office is located at 600 North Dairy Ashford, Houston, Texas 77079 and its telephone number is (281) 293-1000.

                 BACKGROUND AND REASONS FOR THE EXCHANGE OFFER

     As part of DuPont's increased focus on its materials and life sciences businesses, DuPont announced in May 1998 its intention to separate its oil and gas business, operated through Conoco, from its other businesses.

     Following a thorough review of the various alternatives for divesting its oil and gas business, in September 1998 DuPont's board of directors approved an initial public offering for Conoco. In October 1998, Conoco completed its initial public offering, selling 191.5 million shares of Conoco Class A Common Stock (entitled to one vote per share), representing approximately 30 percent of its total shares outstanding, to the public. DuPont, through its ownership of all of the 436.5 million shares of Conoco Class B Common Stock (entitled to five votes per share), retained approximately 70 percent of the total shares in, and approximately 92 percent of the total voting power of, Conoco.

     DuPont now intends to divest its remaining ownership interest in Conoco through the exchange offer, in which holders of DuPont Common Stock may exchange some or all of their DuPont shares for the remaining Conoco shares held by DuPont. If fewer than all of the Conoco shares held by DuPont are distributed because too few DuPont shares are tendered, DuPont may choose from among several alternatives, including spinning off, selling or retaining its remaining Conoco shares. In a spin-off, DuPont would distribute some or all of the Conoco shares still held by it pro rata to its remaining stockholders. In a secondary sale, DuPont would sell some or all of the remaining shares in an offering that would close following the exchange offer. Alternatively, DuPont may retain all or a portion of these shares for no longer than five years on terms that would comply with representations made to the IRS in connection with obtaining the ruling.

     DuPont believes that the separation of Conoco from the rest of the company will:

     - allow each company to independently access the capital markets;

     - permit DuPont to expand its life sciences business, while at the same time allowing Conoco to pursue its investment program in new and capital-intensive oil and gas projects;

     - facilitate future partnerships, combinations and other arrangements between Conoco and other entities in the oil and gas business;

     - allow each company to offer incentives to its employees that are more closely linked to its performance;

     - permit each company to focus its managerial and financial resources on the growth of its business; and

     - enhance both DuPont's and Conoco's abilities to engage in future acquisitions in which their own stock is issued as consideration.

                         EFFECTS OF THE EXCHANGE OFFER

     The exchange offer will affect DuPont stockholders whether or not they tender their DuPont shares. Stockholders who tender all their DuPont shares will, if all of these shares are accepted for exchange, no longer have an ownership interest in DuPont and will no longer participate in any change in the value of DuPont. Stockholders who exchange some, but not all, of their DuPont shares in the exchange offer will have a diminished ownership interest in DuPont and an increased ownership interest in Conoco. Stockholders who do not tender any of their DuPont shares will have an increased ownership interest, on a percentage basis, in DuPont.

     Persons who remain DuPont stockholders after the exchange offer will own shares in a company that no longer owns the Conoco oil and gas enterprise. Conoco operations represented approximately 22 percent of total DuPont earnings over the last five years.

     Certain officers and directors of DuPont have indicated that they intend to
tender an aggregate of approximately                DuPont shares in the
exchange offer. For further details, see "Schedule A -- Transactions Concerning Common Stock of DuPont."

            DETERMINING WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER

     Neither DuPont nor Conoco nor any of their respective directors makes any recommendation as to whether you should tender your DuPont shares. You must make your own decision whether to tender and, if so, how many shares to tender after reading this Offering Circular-Prospectus and consulting with your advisors based on your own financial position and requirements. We urge you to read this document very carefully.

                               THE EXCHANGE OFFER

Terms of the exchange offer
  (see page 27)...............   We are offering to exchange      shares of
                                 Conoco Class B Common Stock for each share of
                                 DuPont Common Stock, up to an aggregate of
                                           shares of DuPont Common Stock
                                 tendered. You may tender all, some, or none of your DuPont shares.

                                 All DuPont shares properly tendered and not withdrawn will be exchanged at the exchange ratio, on the terms and subject to the conditions of the exchange offer, including the proration provisions. We will promptly return to stockholders any DuPont shares not accepted for exchange following the expiration of the exchange offer.

Expiration date; Extension;
  Termination (see page 31)...   The exchange offer and withdrawal rights will
                                 expire at 12:00 midnight, New York City time,
                                 on             , 1999, unless extended by
                                 DuPont. You must tender your DuPont shares prior to this date if you wish to participate.
                                 We may also terminate the exchange offer in certain circumstances.

Proration (see page 27).......   If more than        DuPont shares are tendered,
                                 we will accept all DuPont shares properly tendered on a pro rata basis. We will announce the preliminary proration factor by press release promptly after the exchange offer expires. We expect to announce any final proration factor approximately seven business days after the expiration date.

                                 If you own fewer than 100 shares of DuPont
                                 Common Stock as of           , 1999, and tender
                                 all of these shares for exchange, you may request preferential treatment by completing the box captioned "Odd-Lots" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact the broker and request the preferential treatment. All of your shares will be accepted for exchange without proration if the exchange offer is completed. You are not eligible for this preferential treatment for DuPont shares you own in a DuPont or a DuPont affiliated company savings plan. However, any person holding DuPont shares in a Blueprint brokerage account at Merrill Lynch is eligible for this preferential treatment.

Divestment of any remaining
Conoco shares.................   If the number of DuPont shares tendered is such
                                 that fewer than 436.5 million Conoco shares would be exchanged for those DuPont shares, some or all of the Conoco shares still held by us after the exchange offer is completed may be distributed to the remaining DuPont stockholders on a pro rata basis through a spin-off or sold in a secondary offering.
                                 Alternatively, we may retain all or a portion of any remaining Conoco shares for up to five years on terms consistent with representations made to the IRS.

Withdrawal rights (see page
30)...........................   You may withdraw tenders of your DuPont shares
                                 at any time before the exchange offer expires.
                                 If you change your mind again, you may retender your DuPont shares by following the tender offer procedures again prior to the expiration of the exchange offer.

Conditions of the exchange
offer (see page 32)...........   The exchange offer is subject to various
                                 conditions, including that at least      DuPont
                                 shares are tendered and that we receive a ruling from the Internal Revenue Service to the effect that the exchange offer will generally be tax-free to us and our stockholders.

Procedures for tendering (see
  pages 29-30)................   If you hold certificates for DuPont shares, you
                                 must complete and sign the letter of
                                 transmittal designating the number of DuPont
                                 shares you wish to tender. Send it, together
                                 with your DuPont share certificates and any
                                 other documents required by the letter of
                                 transmittal, by registered mail, return receipt
                                 requested, so that it is received by the
                                 exchange agent at one of the addresses listed
                                 on the back cover of this Offering Circular-
                                 Prospectus before the expiration of the
                                 exchange offer on                , 1999.

                                 If you hold DuPont shares through a broker
                                 (i.e., your shares are in "street name"), you should receive instructions from your broker on how to participate. In this situation, you do not need to complete the letter of transmittal. Please contact your broker directly if you have not yet received instructions. Certain financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

                                 If you hold certificates for DuPont shares or if you hold DuPont shares through a broker, you may also comply with the procedures for guaranteed delivery.

                                 If you participate in a DuPont or a DuPont affiliated company savings plan listed in question 14 on page 6, or hold shares in a Blueprint brokerage account at Merrill Lynch, you will receive separate instructions from the trustee or Merrill Lynch on how to tender these DuPont shares. You may not use the letter of transmittal to tender shares held under any such plan.

Delivery of Conoco Class B
  Common Stock................   We will deliver shares of Conoco Class B Common
                                 Stock by book-entry transfer as soon as
                                 practicable after acceptance of DuPont shares for exchange.

Comparative per share market
price information (see pages
  35 and 36)..................   Conoco will apply to have the Conoco Class B
                                 Common Stock listed on the NYSE under the symbol "COC.B." Shares of DuPont and Conoco
                                 Class A Common Stock are currently listed and traded on the NYSE, under the symbols "DD" and "COC," respectively. Upon the closing of the exchange offer, the symbol for the Conoco Class
                                 A Common Stock will be changed to "COC.A."
                                 Because holders of Conoco Class A Common Stock and Class B Common Stock generally have identical rights, including dividend and liquidation rights but not voting rights, the Conoco Class B Common Stock is anticipated to trade in a similar price range as the Class A
                                 Common Stock. We cannot, however, assure that this will occur.

                                 On March 19, 1999, the last trading day before the initial filing of the registration statement relating to the exchange offer, the closing sale prices of DuPont shares and shares of Conoco Class A Common Stock on the NYSE were
                                $56 5/8 and $24, respectively. On
                                                , 1999, the last trading day
                                 before the start of the exchange offer, the
                                 closing sale prices of DuPont shares and shares of Conoco Class A Common Stock on the NYSE were
                                 $     and $     , respectively.

Certain federal income tax
  consequences (see page
  141)........................   We have requested a ruling from the IRS to the
                                 effect that the exchange offer generally will be tax-free to DuPont and its stockholders.
                                 Each stockholder should consult his or her tax advisor as to the particular tax consequences of the exchange offer.

No appraisal rights...........   No appraisal rights are available to
                                 stockholders of DuPont or Conoco in connection with the exchange offer.

Exchange agent................   First Chicago Trust Company of New York

Information agent.............   D.F. King & Co., Inc.

Dealer manager................   Morgan Stanley & Co. Incorporated

Risk factors (see page 20)....   You should consider carefully the matters
                                 described under the caption "Risk Factors," as well as the other information set forth in this Offering Circular-Prospectus.

      SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA OF DUPONT

     The following table contains summary consolidated historical and unaudited pro forma financial data of DuPont's continuing operations as of the dates and for the periods indicated. The unaudited pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer. This information may not necessarily reflect the results of operations, financial position and cash flows of DuPont in the future. The information is only a summary and you should read it together with the unaudited pro forma consolidated financial statements of DuPont included elsewhere in this document and with the audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" located in the DuPont 1998 Form 10-K, which we have filed with the SEC, and which we have incorporated in this document by reference. See "Where You Can Find More Information" on page 143.

     The unaudited pro forma financial data for DuPont give effect to the following transactions and events:

     - the split-off of Conoco through an exchange of 100 percent of Conoco Class B Common Stock held by DuPont for DuPont Common Stock; and

     - the $4.6 billion loan due to DuPont from Conoco at December 31, 1998 and receipt by DuPont of Conoco's initial public offering proceeds of $4.2 billion in repayment of a portion of Conoco's intercompany indebtedness to DuPont.

     The unaudited pro forma statement of income data for DuPont assumes that these transactions occurred on January 1, 1998. The unaudited pro forma balance sheet data assumes that these transactions occurred as of December 31, 1998.

                                                                                         PRO FORMA AS
                                                                                         ADJUSTED FOR
                                                 YEAR ENDED DECEMBER 31,                THE YEAR ENDED
                                     ------------------------------------------------    DECEMBER 31,
                                      1998       1997      1996      1995      1994          1998
                                      ----       ----      ----      ----      ----     --------------
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)  (UNAUDITED)
STATEMENT OF INCOME DATA:
Sales..............................  $24,767    $24,089   $23,644   $24,500   $22,518      $24,767
Other Income.......................      981      1,005     1,101       797       674        1,272
                                     -------    -------   -------   -------   -------      -------
     Total.........................   25,748     25,094    24,745    25,297    23,192       26,039
Cost of Goods Sold and Other
  Operating Charges................   15,664     15,564    15,314    15,572    14,498       15,664
Selling, General and Administrative
  Expenses.........................    2,115      2,061     2,119     2,283     2,215        2,115
Depreciation and Amortization......    1,452      1,361     1,526     1,643     1,748        1,452
Research and Development Expense...    1,308      1,072       990     1,031     1,004        1,308
Interest Expense...................      520        389       409       449       343          716
Purchased In-Process Research and
  Development......................    1,443      1,478        --        --        --        1,443
Employee Separation Costs and
  Write-down of Assets.............      633        340        --        --        --          633
                                     -------    -------   -------   -------   -------      -------
          Total....................   23,135     22,265    20,358    20,978    19,808       23,331
Income from Continuing Operations
  Before Income Taxes and Minority
  Interests........................    2,613      2,829     4,387     4,319     3,384        2,708
Provision for Income Taxes.........      941      1,354     1,416     1,432     1,164          964
Minority Interests in Earnings of
  Consolidated Subsidiaries........       24         43        40        29        15           24
                                     -------    -------   -------   -------   -------      -------
     Income from Continuing
       Operations..................  $ 1,648(3) $ 1,432   $ 2,931   $ 2,858   $ 2,205      $ 1,720(3)
                                     =======    =======   =======   =======   =======      =======

                                     DUPONT

                                                                                         PRO FORMA AS
                                                                                        ADJUSTED AS OF
                                                                                         AND FOR THE
                                                 YEAR ENDED DECEMBER 31,                  YEAR ENDED
                                     ------------------------------------------------    DECEMBER 31,
                                      1998       1997      1996      1995      1994          1998
                                      ----       ----      ----      ----      ----     --------------
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)  (UNAUDITED)
Basic Earnings Per Share of Common
  Stock -- Continuing
  Operations(1)....................  $  1.45(3) $  1.26   $  2.60   $  2.43   $  1.61
Diluted Earnings Per Share of
  Common Stock -- Continuing
  Operations(2)....................  $  1.43(3) $  1.24   $  2.56   $  2.41   $  1.60
Dividends Per Common Share.........  $ 1.365    $  1.23   $ 1.115   $ 1.015   $   .91
Weighted Average Number of Shares
  Outstanding:
  Basic(4).........................    1,129      1,131     1,121     1,170     1,360
  Diluted(4).......................    1,145      1,150     1,140     1,183     1,371

OTHER DATA:
Cash Provided by Continuing
  Operations.......................  $ 4,132    $ 4,027   $ 4,109   $ 5,170   $ 3,697
Capital Expenditures...............    5,480      7,075     1,783     1,810     1,615

BALANCE SHEET DATA:
Cash and Cash Equivalents..........  $ 1,059    $ 1,004   $ 1,066   $ 1,408   $   856      $ 1,024
Working Capital....................   (2,374)    (2,110)       15    (2,116)    3,208        2,187
Net Property, Plant and
  Equipment........................   14,131     12,601    10,959    11,389    11,385       14,131
Total Assets.......................   38,536     36,689    32,342    32,748    32,577       34,680
Long-Term Borrowings and Capital
  Lease Obligations................    4,495      5,897     5,052     5,646     6,338        4,495
Minority Interests.................      407        361       315       223       192          407
Stockholders' Equity...............   13,954     11,270    10,593     8,323    12,743       10,098

------------
(1) The pro forma basic earnings per share of DuPont Common Stock will be determined at a later date based upon the pro forma weighted average number of DuPont shares outstanding after the exchange offer.

(2) The pro forma diluted earnings per share of DuPont Common Stock will be determined at a later date based upon the pro forma weighted average number of outstanding and potentially issuable common shares of DuPont after the exchange offer.

(3) Before extraordinary item.

(4) The pro forma weighted average number of shares outstanding will be determined at a later date, based upon the number of DuPont shares received in exchange for Conoco Class B Common Stock.

      SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA OF CONOCO

     The following table contains summary historical and unaudited pro forma financial data of Conoco as of the dates and for the periods indicated. The unaudited pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer. The information may not necessarily reflect the results of operations, financial position and cash flows of Conoco in the future or what the results of operations, financial position and cash flows would have been had Conoco been a separate, stand-alone entity during the periods presented. The information is only a summary and you should read it together with the audited consolidated financial statements of Conoco, the unaudited pro forma financial statements of Conoco and the other information about Conoco included elsewhere in this document. You should also read the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco" and "Business of Conoco" sections of this Offering Circular-Prospectus, which describe Conoco's business, as well as a number of factors that have affected Conoco's financial results, including declining crude oil and natural gas prices.

The unaudited pro forma financial data for Conoco give effect to the following transactions and events:

     - the exchange offer as described in this document; and

     - the initial public offering, the separation from DuPont and related transactions, all substantially completed in October 1998.

     The unaudited pro forma statement of income of Conoco assumes that these transactions occurred on January 1, 1998. The unaudited pro forma balance sheet data assumes that these transactions occurred as of December 31, 1998.

                                     CONOCO

                                                                                          PRO FORMA AS
                                                                                          ADJUSTED FOR
                                                   YEAR ENDED DECEMBER 31,               THE YEAR ENDED
                                       -----------------------------------------------    DECEMBER 31,
                                        1998      1997      1996      1995      1994          1998
                                        ----      ----      ----      ----      ----     --------------
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total Revenues(1)....................  $23,168   $26,263   $24,416   $20,518   $19,433      $23,110
Cost of Goods Sold and Other
  Operating Expenses.................   13,840    16,226    14,560    11,146    10,640       13,840
Selling, General and Administrative
  Expenses...........................      736       726       755       728       679          736
                                       -------   -------   -------   -------   -------      -------
Stock Option Provision...............      236        --        --        --        --          236
Exploration Expenses(2)..............      380       457       404       331       357          380
Depreciation, Depletion and
  Amortization.......................    1,113     1,179     1,085     1,067     1,244        1,113
Taxes Other Than on Income(1)........    5,970     5,532     5,637     5,823     5,477        5,970
Interest and Debt Expense............      199        36        74        74        63          225
                                       -------   -------   -------   -------   -------      -------
Income Before Income Taxes...........      694     2,107     1,901     1,349       973          610
Provision for Income Taxes...........      244     1,010     1,038       774       551          218
                                       -------   -------   -------   -------   -------      -------
     Net Income(3)...................  $   450   $ 1,097   $   863   $   575   $   422      $   392
                                       =======   =======   =======   =======   =======      =======
Segment Net Income:
Upstream:
  United States......................  $   219   $   445   $   314   $   258   $   248
  International......................      283       439       367       234       250
Downstream:
  United States......................      135       216       172       112       104
  International......................      156        91       117       121       137
Corporate and Other(3)...............     (343)      (94)     (107)     (150)     (317)
                                       -------   -------   -------   -------   -------
                                       $   450   $ 1,097   $   863   $   575   $   422
                                       =======   =======   =======   =======   =======
Earnings Per Share(4)
  Basic..............................  $   .95   $  2.51   $  1.98   $  1.32   $   .97          .62
  Diluted............................  $   .95   $  2.51   $  1.98   $  1.32   $   .97          .62
Weighted Average Shares
  Outstanding(4)
  Basic..............................      474       437       437       437       437          628
  Diluted............................      475       437       437       437       437          637
OTHER DATA:
Cash Provided By Operations..........  $ 1,373   $ 2,876   $ 2,396   $ 1,924   $ 2,143
Capital Expenditures and
  Investments........................    2,516     3,114     1,944     1,837     1,665
Cash Exploration Expense.............      217       286       262       204       200

------------
(1) Includes petroleum excise taxes of $5,801, $5,349, $5,461, $5,655, and $5,291 for 1998, 1997, 1996, 1995 and 1994, respectively.

(2) Includes cash exploration overhead and operating expense, DD&A, dry hole costs and impairments of unproved properties.

(3) Includes after-tax exchange gains (losses) of $32, $21, $(7), $(40) and $(143) for 1998, 1997, 1996, 1995 and 1994, respectively, and $23 for the pro forma as adjusted for 1998.

(4) Conoco's capital structure was established at the time of the Conoco initial public offering. Earnings per share for the periods prior to the initial public offering was calculated using only Conoco Class B Common Stock as required by SFAS 128 (see note 8 to Conoco's consolidated financial statements). Unaudited pro forma basic earnings per share include the shares of Conoco Class A and Class B Common Stock outstanding immediately after the initial public offering. Unaudited pro forma diluted earnings per share includes the dilutive effect of certain stock option awards.

                                     CONOCO

                                                                                             PRO FORMA
                                                           DECEMBER 31,                     AS ADJUSTED
                                          -----------------------------------------------   DECEMBER 31,
                                           1998      1997      1996      1995      1994         1998
                                           ----      ----      ----      ----      ----     ------------
                                                           (IN MILLIONS)
BALANCE SHEET DATA:
Cash and Cash Equivalents...............  $   394   $ 1,147   $   846   $   286   $   319     $    394
Working Capital.........................       45       567       862       999     1,790       (4,551)(1)
Net Property, Plant and Equipment.......   11,413    10,828    10,082     9,758     9,522       11,413
Total Assets............................   16,075    17,062    15,226    14,229    15,271       16,075
Long-Term Borrowings -- Related
  Parties...............................    4,596     1,450     2,287     2,141     2,279           --
Other Long-Term Borrowings and Capital
  Lease Obligations.....................       93       106       101        65       342           93
Total Stockholders' Equity/Owner's Net
  Investment............................    4,438     7,896     6,579     6,754     7,274        4,438

                                           1998      1997      1996      1995      1994
                                           ----      ----      ----      ----      ----
OPERATING DATA:
Proved Reserves at December 31(2):
  Oil (MMbbls)(3).......................    1,591     1,624       973       977       988
  Natural Gas (Bcf).....................    6,183     5,861     5,396     5,048     4,674
  Total Proved Reserves (MMBOE)(4)......    2,622     2,601     1,872     1,818     1,767
International Proved Reserves (% of
  Total)................................       73%       73%       65%       63%       61%
Reserve Replacement Ratio(2)............      110%      448%      126%      127%      157%
Reserve Life (years)(2)(5)..............     12.3      12.4       8.9       9.3       8.2
Finding and Development Costs per
  BOE(2)(4)(6)..........................  $  4.03   $  3.63   $  4.84   $  5.39   $  6.24
Average Daily Production(2):
  Oil (Mbbls/day)(3)....................      348       374       374       346       367
  Natural Gas (MMcf/day)................    1,411     1,203     1,211     1,126     1,327
  Total Production (MBOE/day)(4)........      583       575       576       534       588
Average Production Costs per
  BOE(4)(7).............................  $  3.95   $  4.21   $  3.84   $  3.92   $  3.59
Refinery Capacity at December 31
(Mbbls/day)(2)(8).......................      807       754       743       621       602
Refinery Utilization(8).................       92%       91%       83%       97%       99%
Total Refinery Inputs
  (Mbbls/day)(2)(9).....................      823       780       732       721       697
Sales of Refined Products
  (Mbbls/day)(2)........................    1,049     1,048       998       983       931
Retail Marketing Outlets at December
  31(10):
  United States.........................    4,897     4,903     4,976     5,125     5,196
  International.........................    3,023     2,971     2,874     2,390     2,438

------------
 (1) The working capital deficit is due to classifying the historic amount outstanding for long-term borrowings -- related parties as a current liability as a result of the exchange offer. Conoco expects to refinance $4,596 of long-term borrowings -- related parties with long-term debt securities; however, no agreements have been finalized. See Conoco's unaudited pro forma financial statements.

 (2) Includes Conoco's share of equity affiliates.

 (3) Includes crude oil, condensate, and NGLs expected to be removed for Conoco's account from its natural gas production.

 (4) 6,000 cubic feet of natural gas = one barrel-of-oil-equivalent (BOE).

 (5) Total proved reserves at December 31 divided by annual production, excluding NGLs from gas plant ownership.

 (6) Finding and development costs per BOE represent a trailing five-year average for each year displayed.

 (7) Excludes equity affiliates and processed NGLs.

 (8) Based on rated capacity to process crude oil and condensate (excludes other feedstocks).

 (9) Includes crude oil, condensate and other feedstocks. This does not include Conoco's indirect 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey, acquired as a result of Conoco's marketing joint venture in Turkey.

(10) Represents outlets owned by Conoco and others that sell Conoco's refined products.

                                  RISK FACTORS

     You should consider carefully all of the information set forth in this Offering Circular-Prospectus or incorporated in this document by reference and, in particular, the following risk factors in considering whether or not to tender your DuPont shares under the exchange offer. In addition, for a discussion of certain additional uncertainties associated with (1) the businesses of DuPont and Conoco and (2) forward-looking statements in this Offering Circular-Prospectus, please see "Special Note on Forward-Looking Information" on page 37. We refer to the exchange offer together with a subsequent spin-off, if any, as the "Transaction."

TENDERING AND NONTENDERING STOCKHOLDERS ARE AFFECTED DIFFERENTLY BY THE EXCHANGE OFFER

     Your investment will be subject to different risks as a result of the exchange offer, regardless of whether you tender your DuPont shares. DuPont will no longer have access to the cash flow, assets and operations of Conoco, which may adversely affect its ability to finance its research and development activities, capital expenditures, working capital, dividends and other general corporate requirements. Whether you tender your shares or not, the shares you hold after the exchange offer will be in a company which is very different from the company in which you held shares before the exchange offer.

THE IRS MAY TREAT THE TRANSACTION AS TAXABLE TO DUPONT AND ITS STOCKHOLDERS IF REPRESENTATIONS MADE TO THE IRS WERE INACCURATE OR IF UNDERTAKINGS MADE TO THE IRS ARE NOT COMPLIED WITH

     DuPont has requested a ruling from the IRS to the effect that, for United States federal income tax purposes, the Transaction will qualify under Section 355 of the Internal Revenue Code as a distribution that is generally tax-free to DuPont stockholders and to DuPont. Obtaining the ruling is a condition to the Transaction. Even if the ruling is obtained, it will be premised on a number of representations and undertakings made by DuPont and Conoco to the IRS, including with respect to each company's intention not to engage in certain transactions in the future. The Transaction may be held to be taxable to DuPont and its stockholders that receive Conoco shares if the IRS determines these representations were not accurate or if DuPont or Conoco do not comply with these undertakings. If DuPont completes the Transaction and, notwithstanding the ruling, the Transaction is held to be taxable, both DuPont and its stockholders that receive Conoco shares could be subject to a material amount of taxes as a result of the Transaction. Conoco will be liable to DuPont for any such corporate level taxes incurred by DuPont to the extent such taxes are attributable to certain actions or failures to act by Conoco, or to certain transactions involving Conoco following the Transaction. See "Certain Federal Income Tax Consequences" and "Arrangements Between Conoco and DuPont -- Tax Sharing Agreement."

TENDERING STOCKHOLDERS MAY NOT RECEIVE ANY PREMIUM

     DuPont cannot predict whether there will be a premium at the end of the exchange offer. The anticipated premium is based on the market price for Conoco Class A Common Stock and DuPont stock immediately prior to the commencement of the exchange offer. Any premium to be received by DuPont stockholders participating in the exchange offer will depend on the prices for DuPont shares and Conoco Class B Common Stock at the closing of the exchange offer. DuPont also cannot predict the prices at which shares of Conoco or DuPont will trade over time. Accordingly, if you tender your DuPont shares, you may not receive any premium.

MARKET PRICES FOR CONOCO CLASS B COMMON STOCK MAY VARY FROM MARKET PRICES FOR CONOCO CLASS A COMMON STOCK

     Market prices for Conoco Class B Common Stock may not be the same as market prices for Conoco Class A Common Stock. Although the Conoco Class B Common Stock has substantially identical rights to the Class A Common Stock, other than voting rights, it is nevertheless possible that market prices for the Conoco Class B Common Stock could be lower than those of the Conoco Class A Common Stock.

THE SPLIT-OFF WILL CAUSE DUPONT'S ASSETS AND TOTAL CAPITALIZATION TO DECREASE

     Conoco is currently one of DuPont's principal businesses. Assuming the exchange offer is fully subscribed, DuPont will no longer own any of the outstanding stock of Conoco. Accordingly, DuPont's balance sheet and income statement will no longer reflect the assets and operations of Conoco, and the total market capitalization of DuPont is expected to decrease considerably upon completion of the exchange offer. DuPont will no longer have access to the cash flow provided by Conoco. In the past, DuPont has utilized this cash flow to finance research and development activities, capital expenditures, working capital, dividends and for other general corporate purposes. For more information, see "Unaudited Pro Forma Financial Statements -- DuPont."

LOW OIL AND GAS PRICES HAVE NEGATIVELY AFFECTED CONOCO'S FINANCIAL RESULTS AND MAY CONTINUE TO DO SO IN THE FUTURE

     Crude oil prices declined substantially in 1998, and Conoco expects these depressed prices to continue in 1999. During 1998, West Texas Intermediate crude oil prices fell to 12-year lows as measured in absolute dollars, and 25-year lows as measured in inflation-adjusted dollars, and closed at $12.05 per barrel on December 31, 1998. These lower prices had a significant negative impact on Conoco's financial results in 1998, in which Conoco's net income fell 59 percent compared to 1997. Conoco expects these prices to continue to negatively affect 1999 financial results.

     Conoco's profitability is determined in large part by the difference between the prices it receives for the crude oil, natural gas, natural gas liquids and refined products it produces and the costs of finding, developing, producing, refining and marketing these resources. Conoco has no control over many factors affecting prices for its products. Prices for crude oil, natural gas, and refined products may fluctuate widely in response to changes in global and regional supply, political developments and the ability of the Organization of Petroleum Exporting Countries and other producing nations to set and maintain production levels and prices. Prices for crude oil, natural gas and refined products are also affected by changes in demand for these products, which may result from global events, as well as supply and demand in industrial markets, such as the steel and aluminum markets.

     Reduced Asian demand, as a result of the recent economic downturn in Asia, has negatively affected worldwide crude oil and product prices. Decreases in crude oil and natural gas prices and refined product margins may adversely affect Conoco. Lower crude oil and natural gas prices may reduce the amount of oil and natural gas reserves Conoco can produce economically, and existing contracts that Conoco has entered into may become uneconomic.

GLOBAL POLITICAL AND ECONOMIC DEVELOPMENTS MAY HURT CONOCO'S OPERATIONS

     Local political and economic factors in international markets may have a material adverse effect on Conoco. Approximately 43 percent of Conoco's sales in 1998 was derived from markets outside the United States, and approximately 73 percent of Conoco's proved reserves at December 31, 1998 were located outside of the United States.

     There are many risks associated with operations in international markets, including changes in foreign governmental policies relating to crude oil, natural gas or refined product pricing and taxation, other political, economic or diplomatic developments, changing political conditions and international monetary fluctuations. These risks include:

     - political and economic instability or war;

     - the possibility that a foreign government may seize Conoco's property with or without compensation;

     - confiscatory taxation;

     - a foreign government attempting to renegotiate or revoke existing contractual arrangements; and

     - fluctuating currency values, hard currency shortages and currency controls.

Recent turmoil in regions such as Russia, Southeast Asia and South America has subjected Conoco's operations in these regions to increased risks.

     Actions of the United States government can also expose Conoco's operations to risk. The United States government can use tax and other legislation, executive orders and commercial restrictions to prevent or restrict Conoco from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited Conoco's ability to operate in or gain access to opportunities in various countries. Actions of the United States government through tax and other legislation, executive order and commercial restrictions could adversely affect Conoco's operating profitability both in the U.S. and overseas. Various agencies of the United States and other governments have from time to time imposed restrictions on Conoco's ability to operate in or gain attractive opportunities in various countries. Actions by both the United States and host governments have affected operations significantly in the past and will continue to do so in the future.

     Conoco is also exposed to fluctuations in foreign currency exchange rates. Conoco does not intend to comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge certain working capital balances, firm commitments, cash returns from affiliates, or tax payments. These efforts may not be successful.

CONOCO AND DUPONT MAY HAVE CONFLICTS OF INTEREST

     Conflicts of interest may arise between Conoco and DuPont in a number of areas relating to their past and ongoing relationships including the nature, quality and pricing of services rendered by the parties to each other. A majority of Conoco's board of directors are designees of DuPont. In addition, Conoco's Chairman of the Board, Edgar S. Woolard, Jr., its President and Chief Executive Officer, Archie W. Dunham, and its director, William K. Reilly, currently serve as directors of DuPont, and Gary M. Pfeiffer is also an officer of DuPont. These directors and officers who hold positions in both companies, as well as the other directors designated by DuPont, may face conflicts of interest with respect to such matters as acquisitions, finances and other corporate opportunities that might be suitable for both Conoco and DuPont.

     For purposes of governing their ongoing relationship, Conoco and DuPont have entered into various agreements involving the provision of services such as natural gas and gas liquids supply, technical, processing, purchasing, legal, and computer services. It has been the policy of Conoco and DuPont that such services generally be provided on terms and conditions comparable to those granted to an unaffiliated third party for similar services. These agreements were negotiated in the context of a parent-subsidiary relationship. As a result, these agreements, or the transactions provided for therein, may have been on terms less favorable to Conoco than could have been obtained from unaffiliated third parties.

THE OIL AND GAS RESERVES DATA IN THIS DOCUMENT ARE ONLY ESTIMATES, AND MAY PROVE TO BE INACCURATE

     Estimating quantities of proved oil and natural gas reserves involves many uncertainties. The reserve data included in this Offering Circular-Prospectus represent estimates only. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Conoco has based its estimates of economically recoverable oil and natural gas reserves and future net cash flows on many variables and assumptions related to reserve performance that require evaluation by engineers interpreting the available geologic, engineering and economic data, as well as price and other economic factors. Many of these factors, assumptions and variables are beyond the control of Conoco, and some or all of them may over time prove to be wrong.

     The reliability of reserve estimates depends on the quality and quantity of technical and economic data, the production performance of the reservoirs and extensive engineering judgment. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions. Adverse changes in economic conditions, including a drop in oil or gas prices, may render it uneconomical to produce certain reserves. Accordingly, actual production, revenues and expenditures with respect to Conoco's reserves will likely vary from estimates, and such variances may be material.

CONOCO'S GROWTH DEPENDS ON FINDING NEW RESERVES

     Conoco's ability to achieve its growth objectives depends upon its success in finding, acquiring or gaining access to additional reserves. In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Conoco's total proved reserves will decline as reserves are produced unless Conoco conducts successful exploration and development activities or acquires properties containing proved reserves, or both. Conoco's exploration and development activities expose it to inherent drilling risks, including the risk that it will encounter no economically productive natural gas or oil reservoirs. The costs of drilling, completing and operating wells are often uncertain and numerous factors beyond Conoco's control may cause drilling operations to be curtailed, delayed or cancelled. Conoco's future drilling, exploration and acquisition activities may not be successful. If these activities are unsuccessful, this failure would have an adverse effect on Conoco's future results of operations and financial condition.

CONOCO MAY INCUR MATERIAL COSTS TO COMPLY WITH ENVIRONMENTAL REGULATIONS

     Conoco incurs, and expects to continue to incur, substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment, including costs to remediate contamination at various owned and previously owned facilities and at third-party sites where Conoco's products or wastes have been handled or disposed. These regulatory requirements affect Conoco's operations with respect to:

     - the discharge of pollutants into the environment;

     - the handling, use, storage, transportation, disposal and cleanup of hazardous materials and wastes; and

     - the dismantlement, abandonment and restoration of oil and gas properties and Conoco facilities at the end of their useful lives.

     The costs to comply with environmental laws and regulations, as well as internal voluntary programs, are significant. Pre-tax environmental expenses charged to current operations totaled about $131 million in 1998 and $136 million in 1997.

     New laws and regulations, the imposition of tougher requirements in permits, increasingly strict enforcement of existing laws and regulations or the discovery of previously unknown contamination may require future expenditures to modify operations, install pollution control equipment, perform site clean ups or curtail Conoco's operations. For example, the European Union recently enacted legislation to reduce the sulfur content of motor fuels produced and marketed by Conoco. Conoco estimates that this legislation will require it to make capital expenditures of approximately $100 million in 1999, $100 million in 2000, and $50 million in 2001. The U.S. Environmental Protection Agency ("EPA") is considering similar measures. These future expenditures, investments or curtailments could have a material adverse effect on Conoco. For more information about environmental risks, see "Business -- Environmental Regulation," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco -- Environmental Expenditures" and note 26 to Conoco's consolidated financial statements included elsewhere in this Offering Circular-Prospectus.

CHANGES IN GOVERNMENT REGULATIONS MAY IMPOSE PRICE CONTROLS AND LIMITATIONS ON PRODUCTION OF OIL AND GAS

     Conoco's operations are subject to extensive government regulations, which may change from time to time in response to economic or political conditions. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. Because legal requirements are frequently changed and subject to interpretation, Conoco cannot predict how much it will cost to comply with these requirements.

POTENTIAL YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT CONOCO'S BUSINESS

     Many existing computer programs were designed and developed using only two digits to represent the year of a date. This failure to consider the upcoming change in the century could lead to the failure of computer applications or create erroneous results by or at the year 2000. This issue is referred to as the "Year 2000 Issue." The Year 2000 Issue extends beyond traditional computer hardware and software to possible failure of automated plant systems and instrumentation. The Year 2000 Issue also affects third parties with whom Conoco does business. These third parties may not successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure they are Year 2000 compliant. Failure by Conoco, its business associates or other constituents, such as governments, to become Year 2000 compliant on a timely basis could have a material adverse effect on Conoco's financial position and results of operations. For more information about Year 2000 risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco -- Year 2000."

PROVISIONS IN CONOCO'S BY-LAWS, CERTIFICATE OF INCORPORATION, AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

     The following provisions of Conoco's certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition of control of Conoco without the approval of Conoco's board of directors. Such provisions:

     - authorize the issuance of "blank check" preferred stock, which could be issued in connection with a contest for control and could contain provisions with respect to matters, such as voting and conversion, that could make a non-negotiated merger transaction more difficult to complete;

     - provide for a classified board of directors with staggered three-year terms, which could delay a majority stockholder from gaining control of the board of directors;

     - prohibit cumulative voting in the election of directors, which makes it more difficult for a minority stockholders to elect a director;

     - require super-majority voting for certain amendments to Conoco's certificate of incorporation and by-laws, which prevents a stockholder with a simple majority from amending the certificate of incorporation to remove impediments to control;

     - limit the persons who may call special meetings of stockholders and stockholder action by written consent, which makes it more difficult for a majority stockholder to amend the certificate of incorporation to remove impediments to control;

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings, which may impede a stockholder's ability to propose nominees to the board or other proposals.

     Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with Conoco. For more information, see "Description of Conoco Capital Stock -- Anti-Takeover Effects of Certain Certificate and By-law Provisions."

THERE IS NO PUBLIC MARKET FOR CONOCO CLASS B COMMON STOCK AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP

     Prior to the exchange offer, there has been no public market for the shares of Conoco Class B Common Stock. Although Conoco is applying to list Conoco Class B Common Stock on the NYSE, an active trading market may not develop.

CONOCO MAY NOT PAY DIVIDENDS ON ITS COMMON STOCK

     The amount of cash dividends, if any, to be declared and paid will depend upon declaration by Conoco's board of directors and upon Conoco's financial condition, results of operations, cash flow, the level of its capital and exploration expenditures, its future business prospects and other related matters that Conoco's board of directors deems relevant. There can be no assurance that any dividends will be declared or paid.

                                THE TRANSACTION

BACKGROUND AND PURPOSE

     As part of DuPont's increased focus on its materials and life sciences businesses, in May 1998 DuPont announced its intention to separate its oil and gas business, operated by Conoco, from its other businesses.

     In September 1998, following a thorough review of the various alternatives for divesting its oil and gas business, DuPont's board of directors approved an initial public offering for Conoco. In October 1998, Conoco completed its initial public offering, selling 191.5 million shares of Conoco Class A Common Stock (entitled to one vote per share), representing approximately 30 percent of its total shares outstanding, to the public. DuPont, through its ownership of all of the 436.5 million shares of Conoco Class B Common Stock (entitled to five votes per share), retained approximately 70 percent of the total shares in, and approximately 92 percent of the total voting power of, Conoco.

     DuPont now intends to divest its remaining ownership interest in Conoco through the exchange offer in which holders of DuPont shares may exchange some or all of their DuPont shares for the remaining Conoco shares held by DuPont. If fewer than all of the Conoco shares held by DuPont are distributed because too few DuPont shares are tendered, DuPont may pursue one of several alternatives, including spinning off, selling or retaining some of its Conoco shares. In a "spin-off," DuPont would distribute some or all of the remaining Conoco shares pro rata still held by it to its remaining stockholders. In a secondary sale, DuPont would sell some or all of the remaining shares in an offering that would close following the exchange offer. Alternatively, DuPont could retain all or a portion of these remaining shares for no longer than five years on terms that would comply with the representations made to the IRS in connection with obtaining the ruling. We refer to the exchange offer together with a subsequent spin-off, if any, as the "Transaction."

EFFECTS

     If the exchange offer is fully subscribed, DuPont will no longer own any of the outstanding stock of Conoco. Conoco will thereby become a fully independent, publicly held company. Accordingly, DuPont's balance sheet and income statement will no longer reflect the assets and operations of Conoco and, the total market capitalization of DuPont will decrease considerably. For more information, see "Unaudited Pro Forma Consolidated Financial Statements of DuPont."

     DuPont stockholders will be affected by the exchange offer as follows:

     - holders who tender all of their shares will, if all such shares are accepted for exchange, no longer have an ownership interest in DuPont and will no longer participate in any change in the value of DuPont;

     - holders who exchange some, but not all, of their shares will have a diminished ownership interest in DuPont and an increased ownership interest in Conoco; and

     - holders who do not tender any of their shares for exchange under the exchange offer will have an increased ownership interest, on a percentage basis, in DuPont.

     DuPont may re-issue any shares acquired by it in the exchange offer without further stockholder action (except as required by applicable law or the rules of the NYSE) for general or other corporate purposes, including stock splits or dividends, acquisitions, the raising of additional capital for use in DuPont's business and under DuPont savings plans.

NO APPRAISAL RIGHTS

     No appraisal rights are available to stockholders of DuPont in connection with the exchange offer.

REGULATORY APPROVALS

     No filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") are required in connection with the exchange offer generally. If certain stockholders of DuPont decide to participate in the exchange offer and consequently acquire enough Conoco shares to exceed any threshold stated in the regulations under the HSR Act, and if an exemption under those regulations does not apply, the stockholders and DuPont would be required to make filings under the HSR Act. A filing requirement could delay exchanges with these stockholders for several months or more.

ACCOUNTING TREATMENT

     The DuPont shares received by DuPont in the exchange offer will be recorded as a decrease in DuPont's stockholders' equity, reflecting the decrease in DuPont Common Stock outstanding at the market value of the Conoco shares distributed as of the expiration date. The exchange offer will result in a net financial gain to DuPont, after direct expenses of the disposition, and will be reported as a gain on the disposal of the discontinued business. The gain from the exchange offer will result from the difference between the market value and the carrying value of the shares of Conoco Class B Common Stock distributed.

     Any remaining shares of Conoco Class B Common Stock that are distributed through a possible spin-off will be accounted for as a dividend through a direct charge to retained earnings. The amount of the dividend will be equal to DuPont's carrying value of the shares of Conoco Class B Common Stock distributed.

     In the event DuPont sells any Conoco Class B Common Stock, the gain on the sale will be the difference between sale proceeds and DuPont's basis in the shares sold, net of applicable expenses and taxes.

     DuPont's disposition of Conoco shares will not in and of itself affect the financial position or results of operations of Conoco.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

     DuPont is offering to exchange           shares of Conoco Class B Common
Stock for each share of DuPont Common Stock that is validly tendered on the terms and subject to the conditions described below by 12:00 Midnight, New York
City time, on           ,          , 1999. DuPont may extend this deadline under
certain circumstances. The last day on which tenders will be accepted (whether
on           or extended) is referred to as the "expiration date." DuPont stockholders may tender all, some or none of their shares.

     DuPont will accept up to           shares of DuPont Common Stock for
exchange. This number of shares multiplied by the exchange ratio equals the 436,543,573 million shares of Conoco Class B Common Stock held by DuPont. If
more than           DuPont shares are tendered, the tendered shares will be
subject to proration when the exchange offer expires.

     In determining the exchange ratio, DuPont considered, among other things:

     - recent market prices on the NYSE for DuPont shares and Conoco Class A Common Stock; and

     - advice from the dealer manager as to what exchange ratio might attract enough DuPont stockholders to participate in the exchange offer.

     DuPont is sending this Offering Circular-Prospectus and related documents to persons who held DuPont Common Stock at the close of business on
               , 1999. On that date, there were
shares of DuPont Common Stock outstanding, which were held of record by approximately stockholders. DuPont is also sending this Offering Circular-Prospectus to persons eligible to participate in the DuPont or DuPont affiliated company savings plans listed in question 14 on page 6. DuPont will also furnish this Offering Circular-Prospectus and related documents to brokers, banks and similar persons whose names or the names of whose nominees appear on DuPont's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of DuPont Common Stock.

MINIMUM CONDITION

     DuPont will not complete the exchange offer unless at least      DuPont
shares are validly tendered and not withdrawn. This number of shares, referred
to as the "minimum condition," represents approximately      percent of the
outstanding DuPont shares as of                , 1999 and enough shares to
result in at least           shares of Conoco Class B Common Stock are exchanged
under the exchange offer.

PRORATION

     If on the expiration date, DuPont stockholders have tendered more than
          DuPont shares so that more than 436,543,573 million shares of Conoco Class B Common Stock would be exchanged, DuPont will accept on a pro rata basis all shares properly tendered and not withdrawn, except as described in "-- Tenders for Exchange by Holders of Fewer Than 100 Shares of DuPont Common Stock".

     DuPont will announce preliminary results of the exchange offer including proration, if any, by press release promptly after the expiration date. Because of the difficulty in determining the number of DuPont shares validly tendered for exchange, DuPont expects that the final proration factor, if any, will not be determined until approximately seven business days after the expiration date.

TENDERS FOR EXCHANGE BY HOLDERS OF FEWER THAN 100 SHARES OF DUPONT COMMON STOCK

     Holders, other than participants in DuPont or DuPont affiliated company savings plans, of an aggregate of less than 100 DuPont shares who validly tender all of these shares will not be subject to proration if the exchange offer is oversubscribed. DuPont shares held in a DuPont or DuPont affiliated company savings plan (including Conoco plans) are not eligible for this preferential treatment. However, DuPont shares held in a Blueprint account at Merrill Lynch are eligible for this preferential treatment.

     Partial tenders will not qualify for this preference. It is also not available to beneficial holders of 100 or more DuPont shares, even if such holders have separate stock certificates or accounts for fewer than 100 DuPont shares. Any holder of less than 100 DuPont shares who wishes to tender all of these shares must complete the box captioned "Odd-Lots" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact the broker and request the preferential treatment.

FRACTIONAL SHARES

     Holders, including participants in DuPont or DuPont affiliated company savings plans, may tender fractional DuPont shares in the exchange offer. Any fractional shares of Conoco Class B Common Stock resulting from the exchange of DuPont shares will be distributed to holders by book-entry transfer.

EXCHANGE OF SHARES OF DUPONT COMMON STOCK

     If all of the conditions of the exchange offer are met, DuPont will exchange shares of Conoco Class B Common Stock for each properly tendered DuPont share that was not properly withdrawn or deemed withdrawn prior to the expiration date, except as described in "-- Proration". DuPont may, subject to the rules under the Securities Exchange Act, delay accepting or exchanging any DuPont shares in order to comply in whole or in part with any applicable law. For a description of DuPont's right to delay, terminate or amend the exchange offer, see "-- Extension of Tender Period; Termination; Amendment" on page
     .

     If DuPont notifies the exchange agent that it has accepted the tenders of DuPont shares for exchange, the exchange of these shares will be complete. Promptly following the announcement by DuPont of any final proration factor, the exchange agent will deliver the tendered DuPont shares to DuPont. Simultaneously, the exchange agent will receive from DuPont, as agent for the tendering stockholders, the shares of Conoco Class B Common Stock that correspond to the number of DuPont shares tendered. The exchange agent will then transmit these shares of Conoco Class B Common Stock to the tendering stockholders. The date on which this occurs is referred to as the "exchange date."

     If any tendered DuPont shares are not exchanged for any reason, or if less shares are exchanged due to proration, these unexchanged or untendered DuPont shares will be returned promptly after the expiration date without cost to the tendering stockholder.

     Holders who tender their DuPont shares for exchange will generally not be obligated to pay any transfer tax in connection therewith. Under no circumstances will DuPont pay interest under the exchange offer, regardless of any delay in making the exchange.

PROCEDURES FOR TENDERING DUPONT SHARES

     To tender your DuPont shares, you must complete the following procedures before the expiration date:

     IF YOU HAVE STOCK CERTIFICATES FOR YOUR DUPONT SHARES, you should send to the exchange agent by registered mail, return receipt requested, (1) a completed and executed letter of transmittal and any other documents required by the letter of transmittal, and (2) the actual certificates representing the DuPont shares to be tendered. The exchange agent's address is listed on the back cover of this document.

     If a certificate representing DuPont shares is registered in the name of a person other than the signer of a letter of transmittal, or if delivery of shares of Conoco Class B Common Stock is to be made or DuPont shares not accepted for exchange are to be returned to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power. The signature on the certificate or stock power must appear exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an eligible institution. An "eligible institution" is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or a correspondent in the United States. Most banks and financial institutions are eligible institutions.

     IF YOU HOLD YOUR DUPONT SHARES THROUGH A BROKER YOU SHOULD RECEIVE INSTRUCTIONS FROM YOUR BROKER ON HOW TO PARTICIPATE AND YOU SHOULD NOT USE THE LETTER OF TRANSMITTAL TO DIRECT THE TENDER OF YOUR DUPONT SHARES. Your broker must notify The Depository Trust Company ("DTC") and ensure that the exchange agent receives an "agent's message" from DTC confirming the book-entry transfer of your DuPont shares. An "agent's message" is a message, transmitted by DTC and received by the exchange agent that forms a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal.

     IF YOU HOLD YOUR DUPONT SHARES AS A PARTICIPANT IN A DUPONT OR A DUPONT AFFILIATED COMPANY SAVINGS PLAN (INCLUDING CONOCO SAVINGS PLANS) OR IN A BLUEPRINT BROKERAGE ACCOUNT AT MERRILL LYNCH, you should follow the instructions separately sent to you by either the plan trustees or Merrill Lynch. You may not use the letter of transmittal to direct the tender of shares of DuPont Common Stock but must instead follow the separate election instructions sent to you by your plan trustee or Merrill Lynch. Holders of vested but unexercised options to purchase DuPont Common Stock may exercise these options in accordance with the terms of the stock option plans of DuPont and tender the DuPont shares received upon such exercise under the general instructions for tendering shares discussed in this section.

     In addition, holders of vested but unexercised "incentive stock options" (as defined in Section 422 of the Internal Revenue Code, as amended) to purchase DuPont Common Stock may exercise these options in accordance with the terms of the stock option plans of DuPont and tender the DuPont shares received upon such exercise under the general instructions for tendering shares discussed in
"-- Procedures for Tendering Shares of DuPont Common Stock" on page   .

     Holders of shares of DuPont Common Stock that were acquired upon the exercise of an incentive stock option generally will not be taxed at the time of tender of such shares, but rather will be taxed at the time of the disposition of the shares of Conoco Class B Common Stock that were acquired in exchange for such shares of DuPont Common Stock.

     Restricted shares of DuPont Common Stock are not eligible to participate in the exchange offer.

     Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the letter of transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing, and submit evidence of their power to act in that capacity unless waived by DuPont.

     If you validly tender your DuPont shares and the shares are accepted by DuPont, there will be a binding agreement between you and DuPont on the terms and subject to the conditions set forth in this document and in the accompanying letter of transmittal. A person who tenders DuPont shares for his own account violates federal securities law unless the person owns:

     - DuPont shares;

     - other securities convertible into or exchangeable for such DuPont shares; or

     - an option, warrant or right to purchase such DuPont shares and intends to acquire DuPont shares for tender by conversion or exchange of such securities or by exercise of such option, warrant or right.

Federal securities law provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     DO NOT SEND LETTERS OF TRANSMITTAL AND CERTIFICATES FOR DUPONT SHARES TO DUPONT, CONOCO, MORGAN STANLEY, D.F. KING OR ANY SOLICITING DEALER.

     IT IS UP TO YOU TO DECIDE HOW TO DELIVER YOUR DUPONT SHARES AND ALL OTHER REQUIRED DOCUMENTS. IT IS YOUR RESPONSIBILITY THAT ALL NECESSARY MATERIALS GET TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE. IF THE EXCHANGE AGENT DOES NOT RECEIVE ALL OF THE MATERIALS REQUIRED BY THIS SECTION BEFORE THE EXPIRATION DATE, YOUR SHARES WILL NOT BE VALIDLY TENDERED.

DUPONT'S INTERPRETATIONS ARE BINDING

     DuPont will determine at its own discretion all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of DuPont shares. This determination will be final and binding on all tendering stockholders. DuPont reserves the absolute right to:

     - reject any and all tenders of any DuPont shares not properly tendered,

     - waive any defects or irregularities or conditions of the exchange offer as to any DuPont shares either before or after the expiration date.

     None of DuPont, Conoco, First Chicago Trust Company of New York, Morgan Stanley, D.F. King, the soliciting dealers and any other person will be under any duty to notify tendering stockholders of any defect or irregularity in tenders or notices of withdrawal.

LOST OR DESTROYED CERTIFICATES

     If your certificate representing DuPont shares has been mutilated, destroyed, lost or stolen and you wish to tender your shares, you must

     - furnish to the exchange agent evidence, satisfactory to it in its discretion, of the ownership of and the destruction, loss or theft of such certificate;

     - furnish to the exchange agent indemnity, satisfactory to it in its discretion; and

     - comply with such other reasonable regulations as the exchange agent may prescribe.

GUARANTEED DELIVERY PROCEDURE

     If you wish to tender your DuPont shares but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may still tender your DuPont shares if:

     - the tender is made through an eligible institution;

     - before the expiration date, the exchange agent receives from the eligible institution a properly completed letter of transmittal, or a facsimile of a letter of transmittal, and notice of guaranteed delivery, substantially in the form provided by DuPont; and

     - the exchange agent receives the certificates for all physically tendered DuPont shares, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

     You may deliver the notice of guaranteed delivery by hand, telegram, facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in the notice.

WITHDRAWAL RIGHTS

     You may withdraw tenders of DuPont shares at any time prior to the expiration date and, unless DuPont has accepted your tender as provided in this Offering Circular-Prospectus, after the expiration of 40 business days from the commencement of the exchange offer. If DuPont (1) delays its acceptance of DuPont shares for exchange or (2) is unable to accept DuPont shares for exchange under the exchange offer for any reason, then, without prejudice to DuPont's rights under the exchange offer, the exchange agent may, on behalf of DuPont, retain DuPont shares tendered, and such DuPont shares may not be withdrawn except as otherwise provided in this Offering Circular-Prospectus, subject to provisions under the Securities Exchange Act that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus. The notice of withdrawal must:

     - specify the name of the person having tendered the DuPont shares to be withdrawn.

     - identify number of the DuPont shares to be withdrawn, and

     - if you have transmitted physical DuPont share certificates, specify the name in which such shares are registered, if different from that of the withdrawing holder.

     If certificates for the DuPont shares have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

     If the DuPont shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.

     Any DuPont shares withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any shares which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to such holder. In the case of DuPont shares tendered by book-entry transfer into the exchange agent's account at DTC under the book-entry transfer procedures described above, the shares will be credited to an account maintained with DTC for the shares. Any return or credit will occur as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn shares may be retendered by following one of the procedures described under "-- Procedures for Tendering DuPont shares" above at any time on or before the expiration date.

     Except as otherwise provided above, any tender of DuPont shares made under the exchange offer is irrevocable.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     DuPont expressly reserves the right, at any time or from time to time, in its sole discretion, to extend the period of time during which the exchange offer is open or to amend the exchange offer in any respect. In both cases, DuPont will make a public announcement of the extension or amendment.

     If DuPont materially changes the terms of or information concerning the exchange offer, DuPont will extend the exchange offer. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances. Subject to the preceding paragraph, if (1) DuPont increases or decreases the number of Conoco shares offered in exchange for each DuPont share, the number of DuPont shares eligible for exchange or the minimum condition, and (2) the exchange offer is scheduled to expire within ten business days of announcing an increase or decrease, the exchange offer will be extended until the expiration of such period of ten business days.

     DuPont will give oral or written notice of any extension, amendment, non-acceptance or termination to holders of DuPont shares as promptly as practicable. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

CONDITIONS FOR COMPLETION OF THE EXCHANGE OFFER

     DuPont shall be entitled to terminate or not complete the exchange offer (subject to applicable law) if:

          - the minimum condition is not reached;

          - any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

          - any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to DuPont or Conoco;

     - the IRS notifies DuPont that the ruling has been withdrawn or invalidated or the DuPont board of directors determines that the representations and assumptions underlying the ruling are not true and correct in all respects.

     - any of the following occurs and the adverse effect of such occurrence shall, in the reasonable judgment of DuPont, be continuing:

        -- any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

        -- any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial
           stocks or the Standard & Poor's 500 Index from                , 1999,

        -- a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

        -- any limitation, whether or not mandatory, by any governmental entity, on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions,

        -- a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer, or

        -- if any of the situations above exist at the time of commencement of the exchange offer, the situation deteriorates materially;

     - any tender or exchange offer (other than this exchange offer) with respect to some or all of the outstanding Conoco Common Stock or DuPont Common Stock, merger, acquisition or other business combination proposal for DuPont or Conoco, shall have been proposed, announced or made by any person or entity;

     - any event or events occur that have resulted, or may result, in the sole judgment of DuPont, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of DuPont and its subsidiaries, taken as a whole, or of Conoco and its subsidiaries, taken as a whole; or

     - (a) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) acquires more than five percent of the outstanding shares of DuPont Common Stock or Conoco Common Stock (other than a person, entity or group which had publicly disclosed such
       ownership with the SEC prior to                , 1999), (b) any such
       person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional DuPont shares or Conoco Common Stock constituting more than two percent of the outstanding DuPont shares or Conoco Common Stock (options for and other rights to acquire DuPont Common Stock or Conoco Common Stock which are so acquired, or proposed to be acquired, being deemed for this purpose to be immediately exercisable) or (c) any new group shall have been formed that beneficially owns more than five percent of the outstanding shares of DuPont Common Stock or Conoco Common Stock which in the reasonable judgment of DuPont in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Exchange Offer or with such acceptance for exchange of shares.

     If any the above events occur, DuPont may:

     - terminate the exchange offer and as promptly as practicable return all tendered DuPont shares to tendering stockholders;

     - extend the exchange offer and, subject to the withdrawal rights described in "-- Withdrawal Rights" on page 30, retain all tendered DuPont shares until the extended exchange offer expires;

     - amend the terms of the exchange offer; or

     - waive the unmet condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

     These conditions are for the sole benefit of DuPont. DuPont may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them. DuPont may waive any condition in whole or in part at any time in its reasonable discretion. Any determination by DuPont concerning the conditions described above will be final and binding upon all parties.

     DuPont's failure at any time to exercise any of the foregoing rights does not mean it waives that right.

     If a stop order issued by the SEC shall be in effect with respect to the registration statement, DuPont will not accept any DuPont shares tendered and will not exchange Conoco shares for any DuPont shares.

FEES AND EXPENSES

     Morgan Stanley is acting as the dealer manager in connection with the
exchange offer. Morgan Stanley will receive a fee of $          for its
services, in addition to being reimbursed by DuPont for their out-of-pocket expenses, including attorneys' fees, in connection with the exchange offer. Morgan Stanley has provided investment banking services to DuPont and Conoco in the past, including acting as the lead manager of the Conoco initial public offering, for which Morgan Stanley received customary compensation. DuPont and Conoco have each agreed to indemnify Morgan Stanley against certain liabilities, including civil liabilities under the federal securities laws, and to contribute to payments which Morgan Stanley may be required to make in respect thereof. Morgan Stanley may from time to time hold DuPont shares in its proprietary accounts, and to the extent it owns shares in these accounts at the time of the exchange offer, Morgan Stanley may tender these shares.

     DuPont will pay each soliciting dealer a solicitation fee of        per
share, for up to 1,000 shares per tendering stockholder, for each DuPont share tendered and accepted for exchange under the exchange offer if that soliciting dealer has affirmatively solicited and obtained the tender. DuPont will not pay a solicitation fee in connection with a tender of DuPont Common Stock by a stockholder who tenders (a) more than 10,000 DuPont shares, (b) from a country outside of the United States, or (c) to Morgan Stanley. "Soliciting dealer" includes (1) any broker or dealer in securities that is a member of any national securities exchange in the United States or of the National Association of Securities Dealers, Inc. or (2) any bank or trust company located in the United States. In order for a soliciting dealer to receive a solicitation fee with respect to the tender of shares of DuPont Common Stock, the exchange agent must have received a properly completed and duly executed letter of transmittal with respect to the tender, including a completed box entitled "Notice of Solicited Tenders" (Box # ).

     DuPont will not pay a solicitation fee to a soliciting dealer who for any reason must transfer the fee to a tendering holder. Soliciting dealers are not entitled to a solicitation fee with respect to DuPont shares beneficially owned by them or with respect to any shares that are registered in the name of a soliciting dealer unless the shares are held by such soliciting dealer as nominee and are tendered for the benefit of beneficial holders identified in the letter of transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of DuPont, Conoco, First Chicago Trust Company of New York, Morgan Stanley or D.F. King for purposes of the exchange offer.

     DuPont has retained D.F. King to act as the information agent and the First Chicago Trust Company of New York to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of DuPont shares by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their services, including certain liabilities under the federal securities laws. Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the number of DuPont shares tendered under the exchange offer; however, the exchange agent will be compensated in part on the basis of the number of letters of transmittal received and the number of statements and stock certificates distributed.

     DuPont will not pay any fees or commissions to any broker or dealer or any other person (other than Morgan Stanley and the soliciting dealers) for soliciting tenders of DuPont shares under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by DuPont for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

ILLEGALITY

     DuPont is not making the exchange offer to, nor will it accept tenders from or on behalf of, holders of DuPont Common Stock in any jurisdiction in which the making or acceptance of the exchange offer would be illegal. DuPont is not aware of any jurisdiction where the making or acceptance of the exchange offer would not comply with applicable law. If DuPont becomes aware of any such jurisdiction, DuPont will make a good faith effort to comply with the law. If DuPont still cannot comply with the law, the exchange offer will not be made to, nor will tenders be accepted from or on behalf of, holders of DuPont shares in those jurisdictions. Following the expiration date and DuPont's acceptance of shares for exchange, DuPont may, federal securities laws permitting, exclude from the exchange offer any tendered shares as to which a purchase by DuPont would then be unlawful.

                PRICE RANGE OF DUPONT COMMON STOCK AND DIVIDENDS

     DuPont Common Stock is listed and traded on the NYSE under the symbol "DD." The following table contains, for the periods indicated, the high and low sale prices per share of DuPont Common Stock as reported on the NYSE composite tape and the cash dividends paid per share of DuPont Common Stock:

                                                                                      CASH
                                                         HIGH          LOW         DIVIDENDS
                                                         ----          ---         ---------
1997
  First Quarter(1)...............................         $57 5/8      $46 3/8       $0.285
  Second Quarter(1)..............................          62 7/8       49 3/4        0.315
  Third Quarter..................................          69 3/4       60 11/16      0.315
  Fourth Quarter.................................          64 15/16     50 3/16       0.315
1998
  First Quarter..................................         $70 7/16     $52 5/8       $0.315
  Second Quarter.................................          84 7/16      67 1/8        0.350
  Third Quarter..................................          79 1/2       52 1/4        0.350
  Fourth Quarter.................................          66 1/2       51 11/16      0.350
1999
  First Quarter (through March 15, 1999).........         $59 1/2      $50 1/4       $0.350

------------
(1) Restated to reflect a two-for-one split of DuPont Common Stock effective May 15, 1997.

     The number of holders of record of DuPont Common Stock as of March 15, 1999 was 144,370.

     On March 19, 1999, the last full day of trading prior to the initial filing of the registration statement, the closing price per DuPont share as reported on
the NYSE composite tape was $56 5/8. On             , 1999, the last full day of
trading prior to commencement of the exchange offer, the last reported sale
price per DuPont share as reported on the NYSE composite tape was $            .
You should obtain current market quotations for the shares of DuPont Common Stock before deciding to tender. No assurance can be given concerning the market price of DuPont Common Stock in the future.

     Stockholders who exchange shares of DuPont Common Stock under this exchange offer will not be entitled to any dividends on such shares. DuPont stockholders will continue to receive the regular quarterly dividend with respect to shares of DuPont Common Stock that are not exchanged under the exchange offer.

     The Board of Directors of DuPont may declare dividends on DuPont Common Stock after considering many factors, including DuPont's competitive position, available cash, financial conditions, earnings and capital requirements. DuPont may choose not to pay dividends in the future.

            PRICE RANGE OF CONOCO CLASS A COMMON STOCK AND DIVIDENDS

     Conoco will apply for the listing of Conoco Class B Common Stock on the NYSE under the symbol "COC.B." Conoco Class A Common Stock is currently listed and traded on the NYSE under the symbol "COC." Upon the closing of the exchange offer, the symbol for Conoco Class A Common Stock will be changed to "COC.A." The following table contains, for the periods indicated, the high and low sale prices per share of Conoco Class A Common Stock as reported on the NYSE composite tape and the cash dividends paid per share of Conoco Class A Common
Stock:

                                                                               CASH
                                                              HIGH    LOW    DIVIDENDS
                                                              ----    ---    ---------
1998
  Fourth Quarter(1) (from October 22 through December 31,
     1998)..................................................  $25 3/4 $19 3/8   $ --
1999
  First Quarter (through March 15, 1999)....................  $24     $19 1/4   $.14(2)

------------
(1) Conoco Class A Common Stock began trading on October 22, 1998 following the Conoco initial public offering.

(2) On January 27, 1999, the Board of Directors of Conoco declared a quarterly dividend of $.14 per share of Conoco Class A Common Stock payable on March 12, 1999, to stockholders of record on February 12, 1999. This was the first dividend that Conoco declared since its initial public offering. This initial dividend was determined on a pro rata basis covering the period from October 27, 1998 (the closing date of the Conoco initial public offering) to December 31, 1998, and is equivalent to $.19 per share for a full quarter.

     The number of holders of record of Conoco's Class A Common Stock as of March 15, 1999 was 1,707. DuPont currently owns all of the outstanding shares of Conoco Class B Common Stock.

     On March 19, 1999, the last full day of trading prior to the initial filing of the Registration Statement relating to the exchange offer, the closing price per share of Conoco Class A Common Stock as reported on the NYSE composite tape
was $24. On             , 1999, the last full day of trading prior to
commencement of the exchange offer, the last reported sale price per share of Conoco Class A Common Stock as reported on the NYSE composite tape was
$          . You should obtain current market quotations for the shares of
Conoco Class A Common Stock before deciding to tender DuPont Shares. No assurance can be given concerning the market price of Conoco Class A or Class B Common Stock in the future.

     Conoco's Board of Directors may declare dividends on Conoco common stock after considering many factors, including Conoco's competitive position, available cash, financial condition, earnings and capital requirements. Conoco may choose not to pay dividends in the future.

                  SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

     This Offering Circular-Prospectus contains or incorporates by reference statements which may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the words "plans," "believes," "expects," "will," "anticipates," "intends," "projects," "estimates" or similar expressions, including the kinds of statements in "Questions and Answers About the Exchange Offer," "Summary," "-- Background and Purpose," "Business of DuPont," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco" and "Business of Conoco". Forward-looking statements may address, among other things, DuPont's or Conoco's strategy for growth, product development, market position, expenditures and financial results.

     For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco" included in this document as well as DuPont's and Conoco's SEC filings, including the cautionary statements included on page 39 of DuPont's 1998 Annual Report to Stockholders, which were incorporated by reference into DuPont's Annual Report on Form 10-K for the year ended December 31, 1998 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 14 through 39 of DuPont's 1998 Annual Report, which is incorporated by reference in this document.

     Conoco and DuPont caution that any forward-looking statements contained in this Offering Circular-Prospectus or incorporated in this document by reference or made by management of DuPont or Conoco involve risks and uncertainties, and may change based on various important factors. Conoco and DuPont have based many of these forward-looking statements on current expectations, estimates and projections about each company and the petroleum, life sciences and chemical industries in general. In addition, many of these forward-looking statements are based on assumptions about future events that may prove to be inaccurate. Accordingly, actual outcomes and results may differ materially from what Conoco and DuPont have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors including the following:

     - fluctuations in crude oil and natural gas prices and refining and marketing margins;

     - failure or delays in achieving expected production from development projects;

     - uncertainties inherent in predicting oil and gas reserves and oil and gas reservoir performance;

     - lack of exploration success;

     - disruption or interruption of production facilities due to accidents or political events;

     - international monetary conditions and exchange controls;

     - liability for remedial actions under environmental regulation;

     - disruption to operations due to untimely or incomplete resolution of Year 2000 issues;

     - liability resulting from litigation;

     - world economic and political conditions; or

     - changes in tax and other laws.

      SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA OF DUPONT

     The following table contains selected consolidated historical and unaudited pro forma financial data of DuPont's continuing operations as of the dates and for the periods indicated. The unaudited pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer. This information may not necessarily reflect the results of operations, financial position and cash flows of DuPont in the future. The information is only a summary and you should read it together with the "Unaudited Pro Forma Consolidated Financial Statements of DuPont" included elsewhere in this document and the audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" located in the DuPont 1998 Form 10-K, which we have filed with the SEC, and which we have incorporated in this document by reference. See "Where You Can Find More Information" on page 143.

     The unaudited pro forma financial data for DuPont give effect to the following transactions and events:

     - the split-off of Conoco through an exchange of 100 percent of Conoco Class B Common Stock held by DuPont for DuPont Common Stock; and

     - the $4.6 billion loan due to DuPont from Conoco at December 31, 1998 and receipt by DuPont of Conoco's initial public offering proceeds of $4.2 billion in repayment of a portion of Conoco's intercompany indebtedness to DuPont.

     The unaudited pro forma statement of income data for DuPont assumes that these transactions occurred on January 1, 1998. The unaudited pro forma balance sheet data assumes that these transactions occurred as of December 31, 1998.

                                     DUPONT

                                                                                                 PRO FORMA AS
                                                                                                 ADJUSTED AS
                                                                                                  OF AND FOR
                                                          YEAR ENDED DECEMBER 31,               THE YEAR ENDED
                                              -----------------------------------------------    DECEMBER 31,
                                               1998      1997      1996      1995      1994          1998
                                               ----      ----      ----      ----      ----     --------------
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)          (UNAUDITED)
STATEMENT OF INCOME DATA:
Sales.......................................  $24,767   $24,089   $23,644   $24,500   $22,518      $24,767
Other Income................................      981     1,005     1,101       797       674        1,272
                                              -------   -------   -------   -------   -------      -------
         Total..............................   25,748    25,094    24,745    25,297    23,192       26,039
Cost of Goods Sold and Other Operating
  Charges...................................   15,664    15,564    15,314    15,572    14,498       15,664
Selling, General and Administrative
  Expenses..................................    2,115     2,061     2,119     2,283     2,215        2,115
Depreciation and Amortization...............    1,452     1,361     1,526     1,643     1,748        1,452
Research and Development Expense............    1,308     1,072       990     1,031     1,004        1,308
Interest Expense............................      520       389       409       449       343          716
Purchased In-Process Research and
  Development...............................    1,443     1,478        --        --        --        1,443
Employee Separation Costs and Write-down of
  Assets....................................      633       340        --        --        --          633
                                              -------   -------   -------   -------   -------      -------
         Total..............................   23,135    22,265    20,358    20,978    19,808       23,331
Income from Continuing Operations Before
  Income Taxes and Minority Interests.......    2,613     2,829     4,387     4,319     3,384        2,708
Provision for Income Taxes..................      941     1,354     1,416     1,432     1,164          964
Minority Interests in Earnings of
  Consolidated Subsidiaries.................       24        43        40        29        15           24
                                              -------   -------   -------   -------   -------      -------
    Income from Continuing Operations.......  $ 1,648(3) $ 1,432  $ 2,931   $ 2,858   $ 2,205      $ 1,720(3)
                                              =======   =======   =======   =======   =======      =======
Basic Earnings Per Share of Common Stock --
  Continuing Operations(1)..................  $  1.45(3) $  1.26  $  2.60   $  2.43   $  1.61
Diluted Earnings Per Share of Common
  Stock -- Continuing Operations(2).........  $  1.43(3) $  1.24  $  2.56   $  2.41   $  1.60
Dividends Per Common Share..................  $ 1.365   $  1.23   $ 1.115   $ 1.015   $   .91
Weighted Average Number of Shares
  Outstanding:
  Basic(4)..................................    1,129     1,131     1,121     1,170     1,360
  Diluted(4)................................    1,145     1,150     1,140     1,183     1,371
OTHER DATA:
Cash Provided by Continuing Operations......  $ 4,132   $ 4,027   $ 4,109   $ 5,170   $ 3,697
Capital Expenditures........................    5,480     7,075     1,783     1,810     1,615
BALANCE SHEET DATA:
Cash and Cash Equivalents...................  $ 1,059   $ 1,004   $ 1,066   $ 1,408   $   856      $ 1,024
Working Capital.............................   (2,374)   (2,110)       15    (2,116)    3,208        2,187
Net Property, Plant and Equipment...........   14,131    12,601    10,959    11,389    11,385       14,131
Total Assets................................   38,536    36,689    32,342    32,748    32,577       34,680
Long-Term Borrowings and Capital Lease
  Obligations...............................    4,495     5,897     5,052     5,646     6,338        4,495
Minority Interests..........................      407       361       315       223       192          407
Stockholders' Equity........................   13,954    11,270    10,593     8,323    12,743       10,098

------------
(1) The pro forma basic earnings per share of DuPont Common Stock will be determined at a later date, based upon the pro forma weighted average number of DuPont shares outstanding after the exchange offer.

(2) The pro forma diluted earnings per share of DuPont Common Stock will be determined at a later date, based upon the pro forma weighted average number of outstanding common and potentially issuable common shares of DuPont after the exchange offer.

(3) Before extraordinary item.

(4) The pro forma weighted average number of shares outstanding will be determined at a later date, based upon the number of DuPont shares received in exchange for Conoco Class B Common Stock.

      SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA OF CONOCO

     The following table contains summary historical and unaudited pro forma financial data of Conoco as of the dates and for the periods indicated. The unaudited pro forma financial information is provided to aid in your analysis of the financial aspects of the exchange offer. This information may not necessarily reflect the results of operations, financial position and cash flows of Conoco in the future or what the results of operations, financial position and cash flows would have been had Conoco been a separate, stand-alone entity during the periods presented. The information is only a summary and you should read it together with the audited consolidated financial statements of Conoco and the unaudited pro forma financial statements of Conoco and the other information about Conoco included elsewhere in this Offering Circular-Prospectus. You should also read the "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco" and "Business of Conoco" sections of this Offering Circular-Prospectus, which describe Conoco's business, as well as a number of factors that have affected Conoco's financial results, including declining crude oil and natural gas prices.

     The unaudited pro forma financial data for Conoco give effect to the following transactions and events:

     - the exchange offer as described in this document; and

     - the initial public offering, the separation from DuPont and related transactions, all substantially completed in October 1998.

     The unaudited pro forma statement of income of Conoco assumes that these transactions occurred on January 1, 1998. The unaudited pro forma balance sheet assumes that these transactions occurred as of December 31, 1998.

                                     CONOCO

                                                                                                PRO FORMA AS
                                                                                                ADJUSTED FOR
                                                         YEAR ENDED DECEMBER 31,               THE YEAR ENDED
                                             -----------------------------------------------    DECEMBER 31,
                                              1998      1997      1996      1995      1994          1998
                                              ----      ----      ----      ----      ----     --------------
                                                  (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total Revenues(1)..........................  $23,168   $26,263   $24,416   $20,518   $19,433      $23,110
Cost of Goods Sold and Other Operating
  Expenses.................................   13,840    16,226    14,560    11,146    10,640       13,840
Selling, General and Administrative
  Expenses.................................      736       726       755       728       679          736
Stock Option Provision.....................      236        --        --        --        --          236
Exploration Expenses(2)....................      380       457       404       331       357          380
Depreciation, Depletion and Amortization...    1,113     1,179     1,085     1,067     1,244        1,113
Taxes Other Than on Income(1)..............    5,970     5,532     5,637     5,823     5,477        5,970
Interest and Debt Expense..................      199        36        74        74        63          225
                                             -------   -------   -------   -------   -------      -------
Income Before Income Taxes.................      694     2,107     1,901     1,349       973          610
Provision for Income Taxes.................      244     1,010     1,038       774       551          218
                                             -------   -------   -------   -------   -------      -------
Net Income(3)..............................  $   450   $ 1,097   $   863   $   575   $   422      $   392
                                             =======   =======   =======   =======   =======      =======
Segment Net Income:
Upstream
  United States............................      219       445       314       258       248
  International............................      283       439       367       234       250
Downstream
  United States............................      135       216       172       112       104
  International............................      156        91       117       121       137
Corporate and Other(3).....................     (343)      (94)     (107)     (150)     (317)
                                             -------   -------   -------   -------   -------
                                             $   450   $ 1,097   $   863   $   575   $   422
                                             =======   =======   =======   =======   =======
Earnings Per Share(4)
  Basic....................................  $   .95   $  2.51   $  1.98   $  1.32   $   .97      $   .62
  Diluted..................................  $   .95   $  2.51   $  1.98   $  1.32   $   .97      $   .62
Weighted Average Shares Outstanding(4)
  Basic....................................      474       437       437       437       437          628
  Diluted..................................      475       437       437       437       437          637

OTHER DATA:
Cash Provided By Operations................  $ 1,373   $ 2,876   $ 2,396   $ 1,924   $ 2,143
Capital Expenditures and Investments.......    2,516     3,114     1,944     1,837     1,665
Cash Exploration Expense...................      217       286       262       204       200

------------
(1) Includes petroleum excise taxes of $5,801, $5,349, $5,461, $5,655 and $5,291 for 1998, 1997, 1996, 1995 and 1994, respectively.

(2) Includes cash exploration overhead and operating expenses, DD&A, dry hole costs and impairments of unproved properties.

(3) Includes after-tax exchange gains (losses) of $32, $21, $(7), $(40) and $(143) for 1998, 1997, 1996, 1995 and 1994, respectively, and $23 for the pro forma as adjusted for 1998.

(4) Conoco's capital structure was established at the time of the Conoco initial public offering. Earnings per share for the periods prior to the initial public offering was calculated using only Conoco Class B Common Stock as required by SFAS 128 (See note 8 to the consolidated financial statements). Unaudited pro forma basic earnings per share include the shares of Conoco's Class A and Class B Common Stock outstanding immediately after the initial public offering. Unaudited pro forma diluted earnings per share includes the dilutive effect of certain stock option awards.

                                     CONOCO

                                                                                                 PRO FORMA
                                                               DECEMBER 31,                     AS ADJUSTED
                                              -----------------------------------------------   DECEMBER 31,
                                               1998      1997      1996      1995      1994         1998
                                               ----      ----      ----      ----      ----     ------------
BALANCE SHEET DATA:
Cash and Cash Equivalents...................  $   394   $ 1,147   $   846   $   286   $   319     $   394
Working Capital.............................       45       567       862       999     1,790      (4,551)(1)
Net Property, Plant and Equipment...........   11,413    10,828    10,082     9,758     9,522      11,413
Total Assets................................   16,075    17,062    15,226    14,229    15,271      16,075
Long-Term Borrowings -- Related Parties.....    4,596     1,450     2,287     2,141     2,279          --
Other Long-Term Borrowings and Capital Lease
  Obligations...............................       93       106       101        65       342          93
Total Stockholders' Equity/Owner's Net
  Investment................................    4,438     7,896     6,579     6,754     7,274       4,438

                                               1998      1997      1996      1995      1994
                                               ----      ----      ----      ----      ----
OPERATING DATA:
Proved Reserves at December 31(2)
  Oil (MMbbls)(3)...........................    1,591     1,624       973       977       988
  Natural Gas (Bcf).........................    6,183     5,861     5,396     5,048     4,674
  Total Proved Reserves (MMBOE)(4)..........    2,622     2,601     1,872     1,818     1,767
International Proved Reserves (% of
  Total)....................................       73%       73%       65%       63%       61%
Reserve Replacement Ratio(2)................      110%      448%      126%      127%      157%
Reserve Life (years)(2)(5)..................     12.3      12.4       8.9       9.3       8.2
Finding and Development Costs per
  BOE(2)(4)(6)..............................  $  4.03   $  3.63   $  4.84   $  5.39   $  6.24
Average Daily Production(2)
  Oil (Mbbls/day)(3)........................      348       374       374       346       367
  Natural Gas (MMcf/day)....................    1,411     1,203     1,211     1,126     1,327
  Total Production (MBOE/day)(4)............      583       575       576       534       588
Average Production Costs per BOE(4)(7)......  $  3.95   $  4.21   $  3.84   $  3.92   $  3.59
Refinery Capacity at December 31
  (Mbbls/day)(2)(8).........................      807       754       743       621       602
Refinery Utilization(8).....................       92%       91%       83%       97%       99%
Total Refinery Inputs (Mbbls/day)(2)(9).....      823       780       732       721       697
Sales of Refined Products (Mbbls/day)(2)....    1,049     1,048       998       983       931
Retail Marketing Outlets at December 31(10):
  United States.............................    4,897     4,903     4,976     5,125     5,196
  International.............................    3,023     2,971     2,874     2,390     2,438

------------
 (1) The working capital deficit is due to classifying the historic amount outstanding for long-term borrowings--related parties as a current liability as a result of the Transaction. Conoco expects to refinance $4,596 of long-term borrowings--related parties with long-term debt securities; however, no agreements have been finalized. See Conoco's unaudited pro forma financial statements.

 (2) Includes Conoco's share of equity affiliates.

 (3) Includes crude oil, condensate, and NGLs expected to be removed for Conoco's account from its natural gas production.

 (4) 6,000 cubic feet of natural gas = one barrel-of-oil-equivalent (BOE).

 (5) Total proved reserves at December 31 divided by annual production excluding NGLs from gas plant ownership.

 (6) Finding and development costs per BOE represent a trailing five-year average for each year displayed.

 (7) Excludes equity affiliates and processed NGLs.

 (8) Based on rated capacity to process crude oil and condensate (excludes other feedstocks).

 (9) Includes crude oil, condensate and other feedstocks. This does not include Conoco's indirect 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey, acquired as a result of Conoco's marketing joint venture in Turkey.

(10) Represents outlets owned by Conoco and others that sell Conoco's refined products.

        UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF DUPONT

     The following unaudited pro forma consolidated financial statements of DuPont as of December 31, 1998, and for the year ended December 31, 1998, were prepared by DuPont to illustrate the estimated effects of the exchange offer and the transactions substantially completed in October 1998 directly associated with the initial public offering and separation described in the notes to these pro forma financial statements as if they had occurred as of the beginning of the period presented, for purposes of the pro forma income statement, and as of December 31, 1998, for purposes of the pro forma balance sheet.

     The effect to DuPont of the exchange offer relates to the reduction in DuPont Common Stock outstanding resulting from the exchange of 100 percent of Conoco Class B Common Stock owned by DuPont for DuPont Common Stock and to the dividend promissory note described in the notes to these pro forma financial statements. The dividend promissory note provides that when DuPont's ownership, in terms of aggregate voting power, is less than 50 percent, the outstanding balance and any interest may become due and payable at the discretion of DuPont. Conoco filed a registration statement in February 1999 to offer debt securities for which it is the intention that the proceeds will be used to repay the note. The outstanding balance of the dividend promissory note is reflected as a current receivable in the accompanying pro forma balance sheet, since the registration statement is not effective and no debt agreements have been finalized. After closing and using the proceeds from the sale of the debt securities to repay DuPont, the pro forma balance sheet and the pro forma income statement will be revised to reflect this anticipated repayment.

     The effect to DuPont of the initial public offering was the receipt by DuPont of Conoco's initial public offering proceeds in repayment of a portion of Conoco's intercompany indebtedness to DuPont as described in the notes hereto.

     DuPont believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the exchange offer and the transactions associated with the initial public offering and separation. The pro forma consolidated financial statements do not purport to represent what the results of operations or financial position of DuPont would actually have been if the exchange offer and the transactions associated with the initial public offering and separation had in fact occurred on such dates or to project the results of operations or financial position of DuPont for any future period or date. These statements should be read in connection with, and are qualified by reference to, the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," located in DuPont's 1998 Form 10-K, which we have filed with the SEC, and which we have incorporated in this document by reference.

          UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT OF DUPONT
                          YEAR ENDED DECEMBER 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA      PRO FORMA
                                                            HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                                            ----------    -----------    -----------
Sales.....................................................    $24,767                      $24,767
Other Income..............................................        981        $291(a)         1,272
                                                              -------        ----          -------
  Total...................................................     25,748         291           26,039
Cost of Goods Sold and Other Operating Charges............     15,664                       15,664
Selling, General & Administrative Expenses................      2,115                        2,115
Depreciation and Amortization.............................      1,452                        1,452
Research and Development Expense..........................      1,308                        1,308
Interest Expense..........................................        520         196(b)           716
Purchased In-Process Research and Development.............      1,443                        1,443
Employee Separation Costs and Write-down of Assets........        633                          633
                                                              -------        ----          -------
  Total...................................................     23,135         196           23,331
                                                              -------        ----          -------
Income from Continuing Operations Before Income
  Taxes and Minority Interests............................      2,613          95            2,708
Provision for Income Taxes................................        941          23(c)           964
Minority Interests in Earnings of Consolidated
  Subsidiaries............................................         24                           24
                                                              -------        ----          -------
Income from Continuing Operations.........................    $ 1,648        $ 72          $ 1,720
                                                              =======        ====          =======
Earnings Per Share -- Continuing Operations Before
  Extraordinary Item:
  Basic...................................................    $  1.45                             (d)
  Diluted.................................................    $  1.43                             (d)
Weighted Average Number of Shares Outstanding:
  Basic...................................................      1,129                             (d)
  Diluted.................................................      1,145                             (d)

    See notes to the Unaudited Pro Forma Consolidated Financial Statements.

            UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF DUPONT
                               DECEMBER 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                        PRO FORMA        PRO FORMA
                                                          HISTORICAL   ADJUSTMENTS      AS ADJUSTED
                                                          ----------   -----------      -----------
ASSETS
Cash and Cash Equivalents...............................   $  1,059     $    (35)(b)     $  1,024
Marketable Securities...................................         10                            10
Accounts and Notes Receivable...........................      4,201                         4,201
Inventories.............................................      3,129                         3,129
Prepaid Expenses........................................        192                           192
Deferred Income Taxes...................................        645                           645
Notes Receivable Due in One Year -- Conoco..............         --        4,596(a)         4,596
                                                           --------     --------         --------
     Total Current Assets...............................      9,236        4,561           13,797
Property, Plant and Equipment...........................     34,728                        34,728
Less: Accumulated Depreciation and Amortization.........     20,597                        20,597
                                                           --------     --------         --------
     Net Property, Plant and Equipment..................     14,131           --           14,131
Investment in Affiliates................................      1,796                         1,796
Other Assets............................................      4,956                         4,956
Net Assets of Discontinued Operations...................      8,417       (8,417)(a,b)         --
                                                           --------     --------         --------
TOTAL ASSETS............................................     38,536       (3,856)          34,680
                                                           ========     ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts Payable........................................      1,929                         1,929
Short-Term Borrowings and Capital Lease Obligations.....      6,629                         6,629
Income Taxes............................................        130                           130
Other Accrued Liabilities...............................      2,922                         2,922
                                                           --------     --------         --------
     Total Current Liabilities..........................     11,610                        11,610
Long-Term Borrowings and Capital Lease Obligations......      4,495                         4,495
Other Liabilities.......................................      7,640                         7,640
Deferred Income Taxes...................................        430                           430
                                                           --------     --------         --------
     Total Liabilities..................................     24,175                        24,175
Minority Interests......................................        407                           407
Preferred Stock.........................................        237                           237
Common Stock............................................        342                           342
Additional Paid-In Capital..............................      7,854                         7,854
Reinvested Earnings.....................................      6,705        6,366(b,c)      13,071
Accumulated Other Comprehensive Loss....................       (432)         255(c)          (177)
Common Stock Held in Trust for Unearned Employee
  Compensation and Benefits (Flexitrust), at Market.....       (752)                         (752)
Treasury Stock..........................................         --      (10,477)(d)      (10,477)
                                                           --------     --------         --------
     Total Stockholders' Equity.........................     13,954       (3,856)          10,098
                                                           --------     --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............   $ 38,536     $ (3,856)        $ 34,680
                                                           ========     ========         ========

    See notes to the Unaudited Pro Forma Consolidated Financial Statements.

                                     DUPONT

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

1. BASIS OF PRESENTATION

     The unaudited pro forma consolidated income statement for the year ended December 31, 1998 and the unaudited pro forma consolidated balance sheet as of December 31, 1998 (collectively the "Pro Forma Financial Statements") have been prepared from the consolidated financial statements of DuPont for the year ended December 31, 1998, included in DuPont's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Form 10-K"). The Pro Forma Financial Statements give effect to the exchange offer and, as described below, the transactions substantially completed in October 1998 directly associated with the initial public offering and separation. These Pro Forma Financial Statements are based on numerous assumptions and include the adjustments explained in Note 2 below. The unaudited pro forma consolidated income statement has been prepared as if these matters which are further described in the following paragraphs had occurred as of the beginning of the period presented. The unaudited pro forma consolidated balance sheet has been prepared as if the exchange offer had occurred as of December 31, 1998.

     The financial statements of DuPont as set forth in its Form 10-K for the year ended December 31, 1998, present Conoco's petroleum operations as discontinued operations.

     The registration statement on Form S-1 (No. 333-60119) with respect to the initial public offering of the Class A Common Stock of Conoco, a subsidiary of DuPont, commenced on October 21, 1998, and the Class A Common Stock began trading on the New York Stock Exchange on October 22, 1998. The initial public offering consisted of 191,456,427 shares of Class A Common Stock issued at a price of $23 per share, for net proceeds of $4,228, after deducting the underwriting discounts and commissions payable by Conoco. The initial public offering represented DuPont's first step in the planned divestiture of its entire petroleum business. Through DuPont's ownership of 100 percent of Conoco Class B Common Stock (436,543,573 shares), DuPont owns approximately 70 percent of Conoco's common stock representing approximately 92 percent of the combined voting power of all classes of voting stock of Conoco at December 31, 1998.

     In July 1998, a dividend of $7,500 was declared and paid in the form of a promissory note by Conoco to DuPont. In September 1998, Conoco declared a dividend of $700 representing a reduction of notes receivable from DuPont. In connection with the initial public offering, DuPont transferred to Conoco the ownership of certain subsidiaries, which consisted of oil and gas businesses and operations including the associated assets and liabilities (the "separation"). The transactions related to the separation were included in the provisions of the Separation Agreement between Conoco and DuPont and primarily included the following: (a) structuring Conoco on a stand-alone basis by transferring between DuPont and Conoco, certain subsidiaries and assets and liabilities; (b) settling, to the extent specified, intercompany loans in existence prior to the initial public offering; (c) delivering a promissory note to DuPont as settlement for DuPont stock options held by Conoco employees and other employee benefits related liabilities; (d) using the net proceeds of the initial public offering to repay DuPont a portion of intercompany indebtedness; and (e) entering into certain agreements with respect to employee benefit arrangements, information management, provision of interim services, financing arrangements, tax sharing, environmental liabilities and various commercial arrangements.

     Conoco used the net proceeds from the initial public offering to repay indebtedness owed to DuPont or to purchase a portion of the indebtedness owned by certain subsidiaries of Conoco to DuPont as follows: (a) to pay accrued interest ($124) on the $7,500 promissory notes and then to repay principal ($2,654) on the note to the extent necessary to reduce the principal amount to $4,846; (b) to purchase certain intercompany notes denominated in Norwegian Kroner with an aggregate principal amount of approximately $461 after conversion to U.S. dollars, together with accrued interest ($9); (c) to pay

                                     DUPONT

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
                              DUPONT --(CONTINUED)

accrued interest ($8) and a portion of the principal ($820) on another intercompany note to the extent necessary to reduce the principal amount to $7; and (d) to pay a portion of the principal ($152) on an intercompany demand note. The sum of these payments to DuPont in October 1998 was $4,228. As of December 31, 1998, DuPont and Conoco had an intercompany receivable and payable, respectively, of $4,596. The net assets of discontinued operations as set forth in DuPont's Form 10-K for the year ended December 31, 1998 reflect this intercompany item. As set forth in the Separation Agreement, Conoco is obligated to repay all outstanding debt owed to DuPont at such time as DuPont's voting power becomes less than 50 percent of Conoco.

     Under the terms of the exchange offer, DuPont has offered to exchange the
436.5 million shares of Conoco Class B Common Stock owned by DuPont for
               DuPont shares. This reflects a price of $     a share for DuPont
shares and $     a share for Conoco Class B Common Stock. The DuPont shares received under the exchange offer will be recorded as an increase to treasury stock at the market value of the shares of Conoco Class B Common Stock distributed on the expiration date. The exchange offer will result in a net gain to DuPont, after direct expenses of the disposition, and will be reported as a component of the gain on disposal of discontinued business. The gain from the exchange offer will result from the difference between the market value and the carrying value of the shares of Conoco Class B Common Stock distributed.

     The pro forma adjustments are based upon currently available information and contain certain estimates and assumptions. DuPont believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the initial public offering, the separation, and the exchange offer, and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

2. PRO FORMA ADJUSTMENTS

  UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

     (a) Reflects interest income on notes receivable from Conoco, bearing interest at 6.0125 percent, which was assumed outstanding beginning January 1, 1998. Subsequent to the initial public offering, Conoco made a payment to DuPont of $257 on the notes receivable. At December 31, 1998 the notes receivable balance due from Conoco was $4,596.

     (b) Interest expense for continuing operations in the historical income statement reflected an allocation of total interest on borrowings to discontinued operations. The pro forma basis eliminates this allocation net of a reduction to interest expense assuming proceeds from the initial public offering ($4,228 less $22 in direct costs) were received from Conoco on January 1, 1998 and used to repay commercial paper borrowings.

     (c) The pro forma provision for income taxes reflects an increase due to the tax effect of higher pretax income. The effective tax rate on this income reflects increased utilization of foreign tax credits related to allocation of interest expense to foreign source earnings.

     (d) The pro forma earnings per share and weighted average number of shares outstanding will be determined at a later date, based upon the number of DuPont shares received in exchange for Conoco Class B Common Stock.

  UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

     (a) Reflects reclassification of notes receivable from Conoco outstanding at December 31, 1998. It is assumed that DuPont will exercise its option to call this note when DuPont's ownership, in terms of aggregate voting power, is less than 50 percent. Conoco filed a registration statement in February 1999 to

                                     DUPONT

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
                              DUPONT --(CONTINUED)

offer debt securities for which it is the intention that proceeds will be used to repay the amount outstanding under the promissory note. Since the registration statement is not yet effective and no debt agreements have been finalized, net assets from discontinued operations have been reduced and the notes receivable from Conoco are reflected as a current asset. After the closing of the Conoco debt securities and prior to the effective date of this exchange offer, it is anticipated that the pro forma consolidated financial statements will be revised to reflect this repayment from Conoco in a subsequent amendment to this filing.

     (b) Reinvested earnings are adjusted by the anticipated net gain (net of $35 in direct expenses) resulting from DuPont's exchange of shares of Conoco Class B Common Stock. Consideration received is measured by the assumed market value of the shares of Conoco Common Stock exchanged on the expiration date (assumes 100 percent of the shares of Conoco common stock offered hereby are exchanged at a share price of $24).

     (c) Reflects the elimination from accumulated other comprehensive loss of amounts pertaining to Conoco's operations as of December 31, 1998. Amounts represent cumulative translation adjustment (loss) of $176 and minimum pension liability adjustment (loss) of $79. The total adjustment reduces the gain on the transaction by $255.

     (d) The increase in treasury stock assumes 100 percent of the shares of Conoco Class B Common Stock offered are exchanged at Conoco's assumed market value ($24) on the expiration date.

               UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF CONOCO

     The following unaudited pro forma financial statements of Conoco as of December 31, 1998 and for the year ended December 31, 1998, were prepared by Conoco to illustrate the estimated effects of the exchange offer and the transactions substantially completed in October 1998 directly associated with the initial public offering and separation from DuPont described in the notes to these pro forma financial statements as if they had occurred as of the beginning of the period presented, for purposes of the pro forma statement of income, and as of December 31, 1998, for purposes of the pro forma balance sheet. The effect to Conoco of the exchange offer relates to the dividend promissory note described in the notes to these pro forma financial statements. The dividend promissory note provides that upon DuPont's ownership, in terms of aggregate voting power, ceasing to be at least 50 percent, the outstanding balance and related interest, if any, may become due and payable at the discretion of DuPont. Conoco filed a registration statement in February 1999 to offer debt securities for which the proceeds will be used to repay the note and any related interest. The outstanding balance of the dividend promissory note is reflected as a current liability in the accompanying pro forma balance sheet since the registration statement is not effective and no debt agreements have been finalized. After closing and using the proceeds from the sale of the debt securities to repay DuPont, the amount outstanding for debt securities is anticipated to have maturities in excess of one year and accordingly, will be classified as long-term borrowings. However, there can be no assurance that Conoco will be able to refinance this debt on terms as favorable as those with respect to the debt owed to DuPont.

     Conoco management believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the exchange offer and the transactions associated with the initial public offering and separation. The pro forma financial statements do not purport to represent what the results of operations or financial position of Conoco would actually have been if the exchange offer and the transactions associated with the initial public offering and separation had in fact occurred on such dates or to project the results of operations or financial position of Conoco for any future period or date. These statements should be read in connection with, and are qualified by reference to, Conoco's consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco," included in this Offering Circular-Prospectus.

                    PRO FORMA STATEMENT OF INCOME OF CONOCO
                          YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                     INITIAL
                                                                                     PUBLIC      PRO FORMA
                                                          PRO FORMA                 OFFERING        AS
                                              HISTORIC   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   ADJUSTED
                                              --------   -----------   ---------   -----------   ---------
Revenues....................................   23,168        (43)(a)    23,116          (6)(d)    23,110
                                                              (9)(b)
Cost of Goods Sold and Other Operating
  Expenses..................................   13,840         --        13,840          --        13,840
Selling, General and Administrative
  Expenses..................................      736         --           736          --           736
Stock Option Provision......................      236         --           236          --           236
Exploration Expenses........................      380         --           380          --           380
Depreciation, Depletion and Amortization....    1,113         --         1,113          --         1,113
Taxes Other Than on Income..................    5,970         --         5,970          --         5,970
Interest and Debt Expense...................      199        263(a)        462        (237)(e)       225
                                               ------       ----        ------        ----        ------
Income Before Income Taxes..................      694       (315)          379         231           610
Provision for Income Taxes..................      244        (91)(c)       153          65(e)        218
                                               ------       ----        ------        ----        ------
Net Income..................................      450       (224)          226         166           392
                                               ======       ====        ======        ====        ======
Pro Forma Earnings Per Share (Note 4):
  Basic.....................................      .95                                                .62
  Diluted...................................      .95                                                .62
Pro Forma Weighted Average Shares
  Outstanding (Note 4):
  Class A...................................       37                                  154           191
  Class B...................................      437                                   --           437
                                               ------                                 ----        ------
     Total Basic............................      474                                  154           628
  Stock Options.............................        1                                    8             9
                                               ------                                 ----        ------
     Total Diluted..........................      475                                  162           637
                                               ======                                 ====        ======

                  See Notes to Pro Forma Financial Statements.

                       PRO FORMA BALANCE SHEET OF CONOCO
                               DECEMBER 31, 1998
                                  (UNAUDITED)
                                 (IN MILLIONS)

                                                                                         PRO FORMA
                                                                           PRO FORMA        AS
                                                              HISTORIC    ADJUSTMENTS    ADJUSTED
                                                              --------    -----------    ---------
ASSETS
Cash and Cash Equivalents...................................      394           --           394
Accounts and Notes Receivable...............................    1,191           --         1,191
Inventories.................................................      807           --           807
Prepaid Expenses............................................      378           --           378
                                                               ------       ------        ------
     Total Current Assets...................................    2,770           --         2,770
Net Property, Plant and Equipment...........................   11,413           --        11,413
Investment in Affiliates....................................    1,363           --         1,363
Other Assets................................................      529           --           529
                                                               ------       ------        ------
TOTAL ASSETS................................................   16,075           --        16,075
                                                               ======       ======        ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................    1,312           --         1,312
Other Short-Term Borrowings and Capital Lease Obligations...       52           --            52
Income Taxes................................................      199           --           199
Long-Term Borrowings Due in One Year -- Related Parties.....       --        4,596(f)      4,596
Other Accrued Liabilities...................................    1,162           --         1,162
                                                               ------       ------        ------
     Total Current Liabilities..............................    2,725        4,596         7,321
                                                               ------       ------        ------
Long-Term Borrowings -- Related Parties.....................    4,596     (4,596)(f)          --
Other Long-Term Borrowings and Capital Lease Obligations....       93           --            93
Deferred Income Taxes.......................................    1,714           --         1,714
Other Liabilities and Deferred Credits......................    2,200           --         2,200
                                                               ------       ------        ------
     Total Liabilities......................................   11,328           --        11,328
                                                               ------       ------        ------
Minority Interests..........................................      309           --           309
Stockholders' Equity........................................    4,438           --         4,438
                                                               ------       ------        ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................   16,075           --        16,075
                                                               ======       ======        ======

                  See Notes to Pro Forma Financial Statements.

                                     CONOCO

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

1.  BASIS OF PRESENTATION

     The unaudited pro forma statement of income for the year ended December 31, 1998 and the unaudited pro forma balance sheet as of December 31, 1998 have been prepared from the consolidated financial statements of Conoco Inc. for the year ended December 31, 1998, as included in this Offering Circular-Prospectus. The pro forma financial statements give effect to the exchange offer and, as described below, the transactions substantially completed in October 1998 directly associated with the initial public offering and separation. These pro forma financial statements are based on numerous assumptions and include the adjustments explained in Note 3 below. The unaudited pro forma statement of income has been prepared as if the transactions that are further described in the following paragraphs had occurred as of the beginning of the period presented. The unaudited pro forma consolidated balance sheet has been prepared as if the Transaction had occurred as of December 31, 1998. The transactions directly associated with the initial public offering and separation described below are reflected in Conoco's consolidated balance sheet as of December 31, 1998.

     The effect of the exchange offer relates primarily to the dividend promissory note, described below, which contains a provision stating that the outstanding balance and related interest may become due and payable at the discretion of DuPont when a change in control occurs, which is defined as the point DuPont's ownership, in terms of aggregate voting power, is less than 50 percent. Conoco filed a registration statement in February 1999 to offer debt securities for which the proceeds will be primarily used to repay the amount outstanding under the dividend promissory note. Since the registration statement is not completed and no debt agreements have been finalized, the long-term borrowings-related parties are classified as a current liability in the accompanying unaudited pro forma balance sheet as of December 31, 1998. After closing and using the proceeds from the sale of the debt securities to repay DuPont, the amount outstanding for debt securities is anticipated to have maturities in excess of one year and accordingly, will be classified as long-term borrowings. However, there can be no assurance that Conoco will be able to refinance this debt on terms as favorable as those with respect to the debt owed to DuPont.

     The pro forma financial statements do not purport to represent what the results of operations or financial position of Conoco would actually have been if the exchange offer and the transactions associated with the initial public offering and separation had in fact occurred on such dates or to project the results of operations or financial position of Conoco for any future date or period. The pro forma financial statements should be read together with, and are qualified by reference to, the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco," both included elsewhere in this Offering Circular-Prospectus.

     The pro forma adjustments are based upon currently available information and contain certain estimates and assumptions. Should DuPont's ownership interest fall below 50 percent as a result of the exchange offer, pro forma Selling, General and Administrative expenses and guarantee and letter of credit fees would potentially increase by approximately $15 to $20 on a full year basis. In addition, certain changes were made in services historically provided to DuPont by Conoco. These changes included ceasing to provide insurance coverage to DuPont which historically has been provided through a company-owned captive insurance company and entering into new contractual commitments related to fees charged by Conoco for services provided to DuPont such as research and development and securing supplies of natural gas for various DuPont facilities. The effect of these changes is not expected to be material to Conoco's results of operations and are not reflected in the pro forma statement of income.

     Conoco management believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the exchange offer, initial public offering and separation of Conoco from DuPont

                                     CONOCO
and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the pro forma financial statements.

2.  INITIAL PUBLIC OFFERING AND SEPARATION

     The initial public offering of the Class A Common Stock of Conoco commenced on October 21, 1998, and the Class A Common Stock began trading on the New York Stock Exchange on October 22, 1998. The initial public offering consisted of 191,456,427 shares of Class A Common Stock issued at a price of $23 per share, for net proceeds of $4,228, after deducting the underwriting discounts and commissions payable by Conoco. Through DuPont's ownership of 100 percent of Conoco Class B Common Stock (436,543,573 shares), DuPont owns approximately 70 percent of Conoco's Common Stock representing approximately 92 percent of the combined voting power of all classes of voting stock of Conoco at December 31, 1998.

     In July 1998, a dividend of $7,500 was declared and paid in the form of a promissory note by Conoco to DuPont. In September 1998, Conoco declared a dividend of $700 representing a reduction of notes receivable from DuPont. In connection with the initial public offering, DuPont transferred to Conoco the ownership of certain subsidiaries, which consisted of oil and gas businesses and operations including the associated assets and liabilities. The transactions related to the separation primarily included the following: (a) structuring Conoco on a stand-alone basis by transferring between DuPont and Conoco certain subsidiaries, assets and liabilities; (b) settling, to the extent specified, intercompany loans in existence prior to the initial public offering; (c) delivering a promissory note to DuPont as settlement for DuPont stock options held by Conoco employees and other employee benefits related liabilities; (d) using the net proceeds of the initial public offering to repay a portion of the long-term borrowings-related parties; and (e) entering into certain agreements with respect to employee benefit arrangements, information management, the provision of interim services, financing arrangements, tax sharing, environmental liabilities and various commercial arrangements. The transactions described above, excluding the initial public offering, are referred to herein collectively as the "separation."

     Conoco used the net proceeds from the initial public offering to repay indebtedness owed to DuPont or to purchase a portion of the indebtedness owned by certain subsidiaries of Conoco to DuPont as follows: (a) to pay accrued interest ($124) on the $7,500 promissory note and then to repay principal ($2,654) on such notes to the extent necessary to reduce the principal amount to $4,846; (b) to purchase certain intercompany notes denominated in Norwegian Kroner with an aggregate principal amount of approximately $461 after conversion to U.S. dollars, together with accrued interest ($9); (c) to pay accrued interest ($8) and a portion of the principal ($820) on a certain other intercompany note to the extent necessary to reduce the principal amount to $7; and (d) to pay a portion of the principal ($152) on an intercompany demand note.

     In connection with the initial public offering, Conoco and DuPont gave certain employees of Conoco the option, subject to specific country tax and legal requirements, to participate in the option program, which involves the cancellation of all or part of their options to purchase DuPont common stock or stock appreciation rights (SARs) with respect to DuPont common stock and the issuance by Conoco, upon such cancellation, of comparable Conoco Class A Common Stock options, or SARs with respect to Conoco Class A Common Stock. The option program was deemed a change in the terms of certain awards granted to Conoco employees. As a result, Conoco incurred a non-cash charge to compensation expense in the fourth quarter of 1998 of $236 pretax or $183 after-tax.

                                     CONOCO

3.  PRO FORMA ADJUSTMENTS

Unaudited Pro Forma Statement of Income

     (a) Reflects a decrease in interest income due to settlement of notes receivable -- related parties and incremental interest expense resulting from Conoco's new debt structure. The incremental interest expense was calculated by multiplying long-term borrowings-related parties ($7,500), certain intercompany notes denominated in Norwegian Kroner ($461) and certain other intercompany notes ($820) by an annual interest rate of 6.0125 percent on those borrowings and subtracting the associated historical related party interest cost of $264 for the year ended December 31, 1998. The historical related party interest cost excludes capitalized interest of $72.

     (b) Reflects the impact of changes in currency exchange rates on certain intercompany loans denominated in foreign currencies purchased by Conoco from DuPont as part of the restructuring and settlement of notes prior to the initial public offering as provided for in the separation. These loans are to Western European petroleum operations for which the local currency has been designated as the functional currency.

     (c) Reflects the impact of the pro forma adjustments (primarily increased interest expense resulting from Conoco's new debt structure) and a separate return income tax calculation method on the provision for income taxes. The historic tax provision for the period prior to the initial public offering was calculated on a loss benefit method. In accordance with SEC Staff Accounting Bulletin No. 55, the pro forma provision for income taxes is calculated using a separate return method. The pro forma combined statement of income for the year ended December 31, 1998 reflects an increase of $6 in the pro forma provision for income taxes, due to the change to the separate return method presentation. The increase is attributable to a reduction in tax benefits resulting from the transfer of international exploration subsidiaries from one tax jurisdiction to another, partially offset by utilization of additional foreign credits against the provision of U.S. taxes.

  Initial Public Offering Adjustments

     (d) Reflects the impact of changes in currency exchange rates on certain intercompany loans denominated in foreign currencies purchased by Conoco from DuPont after the initial public offering. These loans are to Western European petroleum operations for which the local currency has been designated as the functional currency.

     (e) Represents the reduction of interest expense and the associated increase in income taxes resulting from the payment to DuPont of the borrowings described in note 2 relating to the use of net proceeds and the tax impact of the adjustment described in (d) above.

Unaudited Pro Forma Balance Sheet

  Transaction Adjustment

     (f) Represents the classification as a current liability of the dividend promissory note owed to DuPont reflected as long-term borrowings-related parties of $4,596. The dividend promissory note provides that when DuPont's ownership, in terms of aggregate voting power, is less than 50 percent, the outstanding balance and related interest may become due and payable at the discretion of DuPont.

                                     CONOCO

4.  EARNINGS PER SHARE

     Unaudited pro forma basic earnings per share include the shares of Conoco Class A and Class B Common Stock outstanding immediately after the initial public offering. Pro forma diluted earnings per share includes the dilutive effect of the 8.5 million shares of Class A Common Stock issuable upon exercise of Conoco stock options, after applying the treasury stock method, which were issued in the option program upon cancellation of outstanding DuPont stock options. The adjustments for the basic and diluted pro forma weighted average shares give effect to the above.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS OF CONOCO

     The discussion and analysis of Conoco's financial condition and results of operations should be read together with the Consolidated Financial Statements of Conoco included in this Offering Circular-Prospectus.

     Effective at the time of its initial public offering, Conoco's capital structure was established and the transfer to Conoco of certain subsidiaries previously owned by DuPont was substantially complete, resulting in direct ownership of those subsidiaries. Accordingly, for periods subsequent to Conoco's initial public offering, financial information is presented on a consolidated basis.

     Prior to the date of Conoco's initial public offering, operations were conducted by Conoco Inc., subsidiaries of Conoco Inc. and, in some cases, subsidiaries of DuPont. The accompanying Consolidated Financial Statements of Conoco for these periods are presented on a carve-out basis prepared from DuPont's historical accounting records, and include the historical operations of both entities owned by Conoco and operations transferred to Conoco by DuPont at the time of the initial public offering. In this context, no direct ownership relationship existed among all the various units comprising Conoco. Accordingly, DuPont and its subsidiaries' net investment in Conoco ("Owner's Net Investment") is shown in lieu of Stockholders' Equity in the Consolidated Financial Statements.

     Conoco's Consolidated Statement of Income includes all revenues and costs directly attributable to Conoco, including costs for facilities, functions and services used by Conoco at shared sites and costs for certain functions and services performed by centralized DuPont organizations and directly charged to Conoco based on usage. In addition, services performed by Conoco on DuPont's behalf are directly charged to DuPont. The results of operations also include allocations of DuPont's general corporate expenses through the date of the initial public offering.

     Prior to the date of the initial public offering, all charges and allocations of cost for facilities, functions and services performed by DuPont organizations for Conoco have been deemed to have been paid by Conoco to DuPont, in cash, in the period in which the cost was recorded in Conoco's Consolidated Financial Statements. Allocations of current income taxes receivable or payable are similarly deemed to have been remitted, in cash, by or to DuPont in the period the related income taxes were recorded. Subsequent to the initial public offering, such costs are billed directly under transitional service agreements, and income taxes are paid directly to the taxing authorities, or to DuPont, as appropriate.

     Conoco has four reporting segments for its Upstream and Downstream operating segments, reflecting geographic division between the United States and International. Activities of the Upstream operating segment include exploring for, and developing, producing and selling, crude oil, natural gas and natural gas liquids. Activities of the Downstream operating segment include refining crude oil and other feedstocks into petroleum products, buying, selling crude oil and refined products and transporting, distributing and marketing petroleum products. Corporate and Other includes general corporate expenses, financing costs and other non-operating items, and results for electric power and related-party insurance operations.

     Conoco considers portfolio optimization to be an ongoing business strategy and continuously seeks to rationalize its investment portfolio in order to maximize profitability. Over the past five years, Conoco has generated proceeds of approximately $2,126 million, averaging about $425 million a year, through the disposal of marginal and non-strategic producing properties, by upgrading and redirecting its exploration portfolio and by increasing its ownership in large scale properties. As a result, Conoco has maintained production essentially constant on a BOE basis while undergoing this rationalization. Conoco's policy is to report material gains and losses from individual asset sales as special items when reporting Consolidated Net Income.

     Conoco conducts its activities through wholly and majority owned subsidiaries and, increasingly, through equity affiliates. This trend of conducting business in the petroleum industry through equity affiliates is expected to increase in the future as Conoco attempts to minimize either the capital or political risks associated with new large-scale, high-impact projects.

LIQUIDITY AND CAPITAL RESOURCES

  CASH PROVIDED BY OPERATIONS

     Cash provided by operations in 1998 decreased $1,503 million to $1,373 million versus $2,876 million in 1997. Cash provided by operations before changes in operating assets and liabilities decreased $303 million compared to 1997, primarily due to lower net realized crude oil and natural gas prices, partially offset by higher natural gas volumes and improved international Downstream margins. Negative changes to net operating assets and liabilities of $1,200 million were due to higher tax payments attributable to 1997 asset sales and a decrease in accounts payable, offset by a decrease in accounts receivable due to lower crude oil prices.

     Cash provided by operations increased $480 million, or 20 percent, to $2,876 million during 1997 versus $2,396 million in 1996. Positive changes to net operating assets and liabilities of $446 million were principally due to the $303 million received from a contract for future sales of natural gas to Centrica, a United Kingdom gas marketing company.

INVESTMENT ACTIVITIES

  CAPITAL EXPENDITURES AND INVESTMENTS

                                                               YEAR ENDED DECEMBER 31
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Upstream:
  United States.............................................  $  788   $1,534   $  400
  International.............................................   1,177      999      864
                                                              ------   ------   ------
          Total Upstream....................................  $1,965   $2,533   $1,264
Downstream:
  United States.............................................  $  201   $  227   $  218
  International.............................................     332      331      462
                                                              ------   ------   ------
          Total Downstream..................................  $  533   $  558   $  680
Corporate and Other.........................................      18       23       --
                                                              ------   ------   ------
          Total Capital Expenditures and Investments........  $2,516   $3,114   $1,944
                                                              ======   ======   ======
United States...............................................  $1,007   $1,761   $  618
International...............................................   1,509    1,353    1,326
                                                              ------   ------   ------
          Total.............................................  $2,516   $3,114   $1,944
                                                              ======   ======   ======

     Total capital investments in 1998, including investments in affiliates and acquisitions, were $2,516 million, a decrease of 19 percent versus 1997 capital investments of $3,114 million, which included a $929 million acquisition of natural gas properties and transportation assets in the Lobo trend in South Texas (the "Lobo acquisition"). Approximately 60 percent of 1998 capital investments were outside the United States. About 78 percent of 1998 capital investments were spent in Upstream, with a majority of this devoted to development projects in South Texas, deepwater Gulf of Mexico, Venezuela, the United Kingdom and Norway. Approximately $312 million was spent on exploratory drilling and leasing. Downstream capital investments in 1998 included completion of the Melaka refinery, expansion of retail marketing operations, particularly in Europe, and upgrades and maintenance of existing facilities. Conoco also spent approximately $18 million for corporate software in 1998.

     Total capital investments, including investments in affiliates and acquisitions, were $3,114 million in 1997, a 60 percent increase over 1996 capital investments of $1,944 million. This increase primarily reflects the Lobo acquisition.

  UPSTREAM
  --------

     Upstream capital investments totaled $1,965 million in 1998, a decrease of $568 million, or 22 percent, compared to $2,533 million in 1997, which included the $929 million Lobo acquisition.

     Upstream capital investments totaled $2,533 million in 1997, an increase of $1,269 million, or 100 percent, compared to $1,264 million in 1996, primarily as a result of the Lobo acquisition. The Lobo acquisition added significant reserves and 1,150 miles of natural gas gathering and transportation pipeline, providing direct access to major Texas intrastate and interstate pipelines. As a result, Conoco is the largest natural gas producer in the area and the second largest natural gas producer in Texas.

  United States

     In 1998, U.S. capital investments were $788 million, a decrease of $746 million, or 49 percent, compared to 1997 U.S. capital investments of $1,534 million, which included the $929 million Lobo acquisition. Expenditures in 1998 focused on continuing operations and development. This included the development of the Lobo field, the Ursa field in deepwater Gulf of Mexico, the construction of two deepwater drillships, the first of which went into service in January 1999 in the Gulf of Mexico, the acquisition of exploratory acreage, and the expansion of onshore natural gas operations. The Ursa field development represents a major development project in the Gulf of Mexico. The project involved installing a new generation tension leg platform in approximately 3,900 feet of water. Initial production began in March 1999. Conoco has increased its deepwater holdings in the Gulf of Mexico, and exploration within these holdings will be carried out by a deepwater drillship.

     During 1997, Conoco spent $1,534 million on capital projects in the United States, an increase of $1,134 million, or 284 percent, compared to 1996 U.S. capital investments of $400 million. Besides the $929 million Lobo acquisition and exploratory drilling, expenditures focused on development of the partner-operated Ursa field in deepwater Gulf of Mexico, construction of two deepwater drillships, acquisition of additional reserves and exploratory acreage in the San Juan Basin and expansion of onshore natural gas operations. In 1996, U.S. capital investments focused on continuing operations and development.

  International

     In 1998, international capital investments were $1,177 million, an increase of $178 million, or 18 percent, compared to $999 million in 1997. The 1998 increase reflects expenditures to complete the multi-year development program in the Britannia gas field in the U.K. North Sea, with first production in August 1998. Other significant capital investments were made for exploratory drilling and development projects such as the Petrozuata joint venture in Venezuela, which also began production in August 1998, the Visund field in the Norwegian North Sea and the Viking Phoenix project in the U.K. North Sea. Conoco increased its natural gas holdings in the U.K. sector of the North Sea through its acquisition of the British subsidiary of Canadian Occidental Petroleum Ltd., which held an interest in the South Valiant, Vulcan and Caister fields, as well as interests in the Murdoch and Esmond gas transportation systems.

     International capital investments totaled $999 million in 1997, an increase of $135 million, or 16 percent, compared to international capital investments of $864 million in 1996. Conoco continued to develop the Britannia gas field in the U.K. North Sea. Other significant capital investments were made for exploratory drilling and development projects such as the Petrozuata joint venture in Venezuela, the Ukpokiti field offshore Nigeria, the Visund field in the Norwegian North Sea, a methanol plant in Norway and the Boulton gas field in the U.K. North Sea. In 1996, international capital investments were $864 million, reflecting expenditures to develop the Britannia field and $67 million to fund Conoco's share of losses incurred by a European gas marketing joint venture.

  DOWNSTREAM
  --------

     Downstream capital investments were $533 million in 1998, a decrease of $25 million, or four percent, versus $558 million in 1997, primarily as a result of lower investments in equity affiliates.

     Downstream capital investments totaled $558 million in 1997, a decrease of $122 million, or 18 percent, versus $680 million in 1996, primarily reflecting completion of the acidic crude vacuum unit at Conoco's Humber refinery in the U.K., as well as the acquisition of an equity interest in two refineries in the Czech Republic during 1996.

  United States

     Investments in 1998 totaled $201 million, a decrease of $26 million, or 11 percent, versus 1997 investments of $227 million. Investments in 1998 included costs for continued operations and optimization of retail marketing operations. Conoco also invested $8 million for an increased ownership interest in Penreco, a joint venture with Pennzoil-Quaker State that produces and markets highly refined specialty petroleum products.

     During 1997, Conoco spent $227 million on Downstream capital projects in the United States, an increase of $9 million, or four percent, compared to investments of $218 million in 1996. The majority of the 1997 funds were used to support continuing operations and optimization of retail marketing operations. Conoco also invested funds for an initial equity interest in Penreco.

     Capital investments in 1996 totaled $218 million. The most significant investments related to the completion of the 45,000 barrel per day expansion of the Lake Charles refinery's sour crude oil processing capability to support the Excel Paralubes lube oil hydrocracker joint venture with Pennzoil. The lube oil hydrocracker converts low quality, high sulphur vacuum gas oil into base oil of extremely high purity and enhances the value of Conoco's finished lubricants business by producing improved motor oils, transmission fluids and industrial lubes blended from hydrocracked base oils.

  International

     In 1998, Conoco made capital investments of $332 million including investments in Conoco's retail marketing position in core markets such as Germany and Austria, and newer retail markets such as Thailand, as well as investments for completing the construction of the Melaka refinery, a joint venture with Petronas and Statoil, which began operation in the third quarter of 1998.

     During 1997, Conoco spent $331 million on Downstream international capital investments, a decrease of $131 million, or 28 percent, from 1996 capital investments of $462 million. The decrease was due to expenditures in 1996 relating to costs for the acidic crude vacuum unit at Conoco's Humber refinery. The installation of the vacuum unit at the Humber refinery allowed the refinery to process acidic crude oil, including equity crude oil from the Heidrun field. Expenditures in 1997 focused on strengthening Conoco's retail marketing position in core markets such as Germany, Austria and the Nordic countries, expanding in targeted retail growth markets in Central and Eastern Europe, Spain, Turkey and the Asia Pacific region, and continuing the construction of the Melaka refinery.

     Capital investments in 1996 totaled $462 million and included costs for the acidic crude vacuum unit at Conoco's Humber refinery, construction expenditures related to the Melaka refinery, acquisition of equity interests in two Czech refineries, and expansion of retail marketing operations, particularly in Eastern Europe. The acquisition of the equity interests in the two Czech refineries supported the expansion of Conoco's retail marketing operations in the emerging markets in Eastern Europe, including the Czech Republic, Poland, Hungary and Slovakia.

  CORPORATE AND OTHER
  --------

     Capital investments in 1998 were $18 million and were primarily associated with corporate software.

     Capital investments in 1997 were $23 million, most of which represent Conoco's investment in electric power generation projects in international equity affiliates. Because of deregulation within this industry, Conoco expects to continue to pursue projects which leverage the economic advantages of Conoco's energy production activities and the demand for energy in DuPont or third party manufacturing operations.

     There were no capital investments in Corporate and Other during 1996.

  PROCEEDS FROM SALES OF ASSETS AND SUBSIDIARIES

     Conoco's 1998 investment activities included proceeds of $721 million, a 28 percent increase over $565 million in 1997. The 1998 proceeds included $245 million from the sale of certain Upstream U.S. and North Sea properties, $156 million from the sale of various Downstream assets in the U.S., as well as $54 million from the sale of an office building in Europe. These and other proceeds are a result of Conoco's ongoing strategic portfolio upgrading and rationalization efforts. 1997 proceeds were $565 million, an increase of $237 million versus 1996 proceeds of $328 million.

FINANCING ACTIVITIES

     Conoco's ability to maintain and grow its operating income and cash flow depends upon continued capital spending. Conoco believes its future cash flow from operations and its borrowing capacity should be sufficient to fund dividends, debt service, capital expenditures and working capital requirements.

     Prior to the Separation, the businesses transferred to Conoco were funded through DuPont. Apart from limited recourse project financing related to various joint ventures, equipment lease facilities and financing of certain refinery equipment and other small financings, Conoco has had limited indebtedness to third parties. Since the time of its initial public offering, Conoco's operations have been funded through internally generated funds and related party debt with DuPont.

     In July 1998, Conoco issued a promissory note to DuPont in the aggregate principal amount of $7,500 million bearing interest at a rate of 6.0125 percent per annum. The note matures on January 2, 2000. The note may be voluntarily prepaid without penalty or premium. The note also provides for mandatory prepayments in the event cash proceeds are realized by Conoco from the incurrence of indebtedness or the issuance of equity securities by Conoco or its subsidiaries. The note includes certain covenants and customary events of default, including failure to pay interest when due, certain events of bankruptcy of Conoco and change of control. The consent of DuPont is also required prior to Conoco entering into certain transactions.

     In October 1998, Conoco raised net proceeds of $4,228 million in its initial public offering. The net proceeds from the initial public offering were used to repay a portion of the $7,500 million promissory note and certain other intercompany notes with DuPont. Total indebtedness owed to DuPont, following application of the net proceeds of the initial public offering and the determination of Conoco's cash and cash equivalents in excess of $225 million, was $4,853 million, consisting of $4,846 million related to the $7,500 million promissory note described in the above paragraph and $7 million remaining on an $827 million promissory note, due January 2, 2000, and bearing interest at a rate equal to the six-month LIBOR plus 0.375 percent per annum. As of December 31, 1998, total indebtedness owed to DuPont was $4,596 million.

     On October 27, 1998, Conoco and DuPont entered into a revolving credit agreement under which DuPont provides Conoco with a revolving credit facility in principal amount of up to $500 million. Loans under the revolving credit agreement will be subject to mandatory prepayment to the extent Conoco's cash and cash equivalents exceed $325 million or such higher amount as Conoco and DuPont may agree. Loans under this facility will bear interest at a rate equal to 30-day LIBOR plus 0.20 percent per annum and may be voluntarily prepaid without penalty or premium. The outstanding balance under this credit facility as of December 31, 1998 and March 15, 1999 was $0 and $330 million, respectively.

     Conoco is obligated to repay all outstanding debt owed to DuPont upon the completion of the Transaction. The Company intends to refinance outstanding related party debt owed to DuPont with a combination of commercial paper and public debt in 1999. On February 12, 1999, Conoco filed a "shelf" registration statement under the Securities Act under which it may issue debt securities. Conoco intends to use the proceeds from issuances of securities under the shelf registration statement to refinance a portion of the outstanding debt owed to DuPont. Conoco may not be able to refinance this debt on terms as favorable as those existing with respect to the debt owed to DuPont.

RESULTS OF OPERATIONS

  CONSOLIDATED RESULTS

                                                                YEAR ENDED DECEMBER 31
                                                              ---------------------------
                                                               1998      1997      1996
                                                              -------   -------   -------
                                                                     (IN MILLIONS)
SALES AND OTHER OPERATING REVENUES
  Upstream
     United States..........................................  $ 3,200   $ 3,348   $ 2,783
     International..........................................    1,601     1,906     1,943
                                                              -------   -------   -------
          Total Upstream....................................  $ 4,801   $ 5,254   $ 4,726
  Downstream
     United States..........................................  $ 8,949   $11,394   $10,545
     International..........................................    8,297     8,639     8,880
                                                              -------   -------   -------
          Total Downstream..................................  $17,246   $20,033   $19,425
  Corporate and Other.......................................      749       509        79
                                                              -------   -------   -------
          Total Sales and Other Operating Revenues..........  $22,796   $25,796   $24,230
                                                              =======   =======   =======
AFTER-TAX OPERATING INCOME
  Upstream
     United States..........................................  $   219   $   445   $   314
     International..........................................      283       439       367
                                                              -------   -------   -------
          Total Upstream....................................  $   502   $   884   $   681
  Downstream
     United States..........................................  $   135   $   216   $   172
     International..........................................      156        91       117
                                                              -------   -------   -------
          Total Downstream..................................  $   291   $   307   $   289
  Corporate and Other.......................................     (271)      (82)      (74)
                                                              -------   -------   -------
          Total After-Tax Operating Income..................  $   522   $ 1,109   $   896
  Interest and Other Non-Operating Expense
          Net of Tax........................................      (72)      (12)      (33)
                                                              -------   -------   -------
          CONSOLIDATED NET INCOME...........................  $   450   $ 1,097   $   863
                                                              =======   =======   =======

  SPECIAL ITEMS

     Consolidated net income includes the following non-recurring items ("Special Items") on an after-tax basis:

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                               1998     1997    1996
                                                              ------   ------   -----
                                                                   (IN MILLIONS)
UPSTREAM
Asset sales.................................................  $  95    $ 240    $ 16
Property impairments........................................    (38)    (112)    (63)
Tax rate changes............................................     --       19      --
Employee separation costs...................................    (42)      --     (11)
Inventory write-downs.......................................     (4)      --      --
                                                              -----    -----    ----
          Total Upstream Special Items......................  $  11    $ 147    $(58)
                                                              =====    =====    ====
DOWNSTREAM
Asset sales.................................................  $  12    $  --    $ 19
Property impairments........................................     --      (55)     --
Tax rate changes............................................     --       11      --
Environmental insurance litigation recoveries...............     --       --      44
Employee separation costs...................................    (10)      --     (11)
Inventory write-downs.......................................    (59)      --      --
Environmental litigation charges............................    (28)     (23)     --
                                                              -----    -----    ----
          Total Downstream Special Items....................  $ (85)   $ (67)   $ 52
                                                              =====    =====    ====
CORPORATE AND OTHER
Stock option provision......................................  $(183)   $  --    $ --
Environmental litigation charges............................    (14)      --      --
                                                              -----    -----    ----
          Total Corporate and Other Special Items...........  $(197)   $  --    $ --
                                                              =====    =====    ====
TOTAL SPECIAL ITEMS.........................................  $(271)   $  80    $ (6)
                                                              =====    =====    ====

     Special Items in 1998 include $107 million in gains from several unrelated asset sales. The gains consist of $54 million from the sale of producing and non-producing international Upstream properties, $41 million from U.S. Upstream producing properties and assets, and $12 million in Downstream from the sale of an office building in Europe. The Upstream sales are a normal part of Conoco's portfolio rationalization program designed to improve profitability by disposing of marginal properties and concentrating operations on core properties. Offsetting the gains were property impairments of $38 million, of which $32 million were in the U.S., made in accordance with Conoco's policy on impairment of long-lived assets, inventory write-downs of $63 million to market prices, restructuring and employee separation costs of $52 million, and other losses of $42 million for environmental litigation charges. The $183 million stock option provision is a one-time non-cash charge for stock option employee compensation expenses related to the replacement of outstanding DuPont stock options held by Conoco employees with Conoco stock options in connection with initial public offering.

     Upstream Special Items in 1997 include $240 million in gains from asset sales consisting of $191 million associated with producing and non-producing properties in the North Sea and $49 million in the United States. Such asset sales are part of Conoco's rationalization program, designed to improve profitability by disposing of marginal properties and concentrating operations on core properties. A United Kingdom tax rate change also provided a $19 million benefit in 1997. Offsetting these benefits were property impairments of $112 million relating to certain international non-revenue producing properties. Downstream Special Items in 1997 include a United Kingdom tax rate change benefit of $11 million. Offsetting this benefit were property impairments of $55 million attributable to the write-down of an office building held for sale in Europe. Other losses of $23 million include environmental litigation charges.

     Upstream Special Items in 1996 include a gain of $16 million from the sale of producing and non-producing properties in the United States. Offsetting this gain was a $63 million impairment associated with a write-down of an investment in a European gas marketing joint venture and employee separation costs of $11 million. Downstream Special Items in 1996 include a gain of $19 million associated with the sale of Conoco's retail marketing business in Ireland. Environmental insurance litigation recoveries also resulted in a $44 million benefit. Offsetting these benefits were employee separation costs of $11 million.

     Consolidated Net Income Before Special Items ("Earnings Before Special Items") was $721 million in 1998, $1,017 million in 1997 and $869 million in 1996.

  1998 Versus 1997

     Consolidated Net Income for 1998 of $450 million was down 59 percent from $1,097 million in 1997. Conoco had Earnings Before Special Items of $721 million in 1998, down 29 percent from $1,017 million in 1997. Lower Earnings Before Special Items primarily reflect lower net realizable crude oil and natural gas prices and refined product prices. The lower prices were partly offset by higher natural gas volumes, lower exploration expenses, improved international Downstream marketing margins and the favorable resolution of certain tax issues.

     Sales and Other Operating Revenues of $22,796 million in 1998 were down 12 percent compared to $25,796 million in 1997, primarily due to a decrease in worldwide crude oil and natural gas prices and lower refined product prices. Downstream Sales and Other Operating Revenues were $17,246 million, down 14 percent compared to $20,033 million in 1997. Crude oil and refined product buy/sell and natural gas and electric power resale activities in 1998 totaled $5,004 million, down 9 percent compared to $5,509 million in 1997.

     Cost of Goods Sold and Other Operating Expenses in 1998 totaled $13,840 million, down 15 percent compared to $16,226 million in 1997. This reduction is primarily due to lower feedstock prices.

     Selling, General and Administrative Expenses for 1998 totaled $736 million, an increase of $10 million, or one percent, compared to $726 million in 1997, primarily due to environmental litigation charges related to a discontinued business assumed by Conoco under the Separation Agreement with DuPont.

     Included in 1998 is a pretax charge of $236 million, labeled "Stock Option Provision" on the Income Statement. This expense is a one-time non-cash charge for employee stock option compensation relating to the replacement of outstanding DuPont stock options held by Conoco employees with Conoco stock options in connection with the initial public offering.

     Exploration Expenses in 1998 totaled $380 million, a decline of $77 million, or 17 percent, compared to $457 million in 1997. The decrease is primarily a result of a more focused exploration program. Also contributing to the decrease were lower amortization of non-producing leasehold properties in the United States and lower exploration overhead and operating expenses compared to 1997, which included seismic surveys conducted in the Gulf of Paria, located between Venezuela and Trinidad, and in the Merida Andes foothills in Venezuela.

     Depreciation, Depletion and Amortization for 1998 totaled $1,113 million, a decrease of $66 million, or six percent, compared to $1,179 million in 1997.

     Provision for Income Taxes for 1998 totaled $244 million, down 76 percent compared to $1,010 million for 1997. This reflects an effective tax rate of approximately 35 percent in 1998 compared to 48 percent in 1997. The lower effective tax rate in 1998 is due to the increased impact of the U.S. alternative fuels tax credit, realization of a tax benefit on the sale of a subsidiary and a greater percentage of earnings in countries with lower effective tax rates.

  1997 versus 1996

     Consolidated Net Income for 1997 of $1,097 million was up 27 percent from $863 million in the prior year. Conoco had Earnings Before Special Items of $1,017 million in 1997, up 17 percent from $869 million in 1996. The increase was attributable to improved U.S. natural gas prices and higher international natural gas volumes in addition to stronger worldwide Downstream product margins and increased worldwide refinery production.

     Sales and Other Operating Revenues of $25,796 million in 1997 were up six percent compared to $24,230 million in the prior year, as higher Downstream product prices and volumes, increased international natural gas volumes and stronger domestic natural gas prices more than compensated for lower crude oil prices. Crude oil and refined product buy/sell and natural gas and electric power resale activities in 1997 totaled $5,509 million, up 32 percent compared to $4,167 million in 1996.

     Cost of Goods Sold and Other Operating Expenses in 1997 totaled $16,226 million, up 11 percent compared to $14,560 million in 1996, due to higher refined product volumes and crude oil and refined product buy/sell contract activity and natural gas and electric power resale activities.

     Selling, General and Administrative Expenses in 1997 totaled $726 million, a decrease of $29 million, or four percent, compared to $755 million in 1996, primarily due to one-time costs in 1996 for retail expansion activities in the U.S.

     Exploration Expenses in 1997 totaled $457 million, an increase of $53 million, or 13 percent, compared to $404 million in 1996, due to higher international exploration overhead and operating costs primarily from seismic surveys conducted in the Gulf of Paria, located between Venezuela and Trinidad, and in the Merida Andes foothills in Venezuela, higher international dry hole costs and an adjustment of certain non-producing U.S. leasehold properties.

     Depreciation, Depletion and Amortization in 1997 totaled $1,179 million, an increase of $94 million, or nine percent, compared to $1,085 million in 1996 due to higher depreciation resulting from a write-down of an office building held for sale in the United Kingdom and an impairment of certain international non-revenue producing properties partially offset by lower depreciation in U.S. Downstream operations.

     Provision for Income Taxes totaled $1,010 million in 1997, down three percent compared to $1,038 million in 1996. The lower provision reflects an effective tax rate of approximately 48 percent in 1997 compared to 55 percent in 1996. The decrease in the effective tax rate was primarily due to a lower proportion of earnings from operations in countries with higher effective tax rates.

UPSTREAM SEGMENT RESULTS

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                              1998     1997    1996
                                                              -----   ------   -----
                                                                  (IN MILLIONS)
After-Tax Operating Income
  United States.............................................  $219    $ 445    $314
  International.............................................   283      439     367
                                                              ----    -----    ----
     After-Tax Operating Income.............................  $502    $ 884    $681
Special Items
  United States.............................................  $ 14    $ (49)   $ (9)
  International.............................................   (25)     (98)     67
                                                              ----    -----    ----
     Special Items..........................................  $(11)   $(147)   $ 58
Earnings Before Special Items
  United States.............................................  $233    $ 396    $305
  International.............................................   258      341     434
                                                              ----    -----    ----
     Earnings Before Special Items..........................  $491    $ 737    $739
                                                              ====    =====    ====

  1998 versus 1997

     Upstream After-Tax Operating Income was $502 million in 1998, down 43 percent from $884 million in 1997, principally due to lower crude oil and natural gas prices. Upstream Earnings Before Special Items were $491 million in 1998, down 33 percent from $737 million in 1997.

     Conoco's worldwide net realized crude oil price was $12.37 per barrel for 1998, down $6.21 per barrel, or 33 percent, from $18.58 per barrel in 1997. Excess supply caused by weak Asian demand, higher crude oil production from OPEC producing countries and warmer winter weather caused the sharp drop in crude oil prices. Worldwide natural gas prices averaged $2.24 per thousand cubic feet
(mcf) for 1998, compared with $2.44 per mcf in 1997, primarily because of warmer winter weather. Lower worldwide natural gas prices were primarily driven by lower natural gas prices inside the United States. In the U.S., natural gas prices averaged $1.96 per mcf, down 10 percent, while internationally they remained steady at $2.72 per mcf. Worldwide crude oil and condensate production in 1998 was 315,000 barrels per day versus 337,000 barrels per day in 1997. Worldwide natural gas production in 1998 was up 17 percent to 1,411 million cubic feet per day from 1,203 million cubic feet per day in 1997.

     U.S. Upstream Earnings Before Special Items totaled $233 million in 1998, down 41 percent from $396 million in 1997. Lower U.S. Upstream Earnings Before Special Items were due to lower crude oil and natural gas prices and lower crude oil volumes resulting from asset dispositions and crude oil production declines. These reductions more than offset benefits from increased natural gas production, gains on property sales and lower exploration expenses. Natural gas volumes were up 22 percent as increased production from the holdings in the South Texas Lobo trend, acquired in 1997, more than offset the decline in natural gas production elsewhere. U.S. production costs were $3.69 per BOE, down $0.54 per BOE, or 13 percent, compared to $4.23 per BOE in 1997, due to lower production taxes and higher gas volumes.

     Outside the United States, Upstream Earnings Before Special Items were $258 million, down 24 percent, from $341 million in the comparable period in 1997, primarily due to lower crude oil and natural gas prices, offset by higher natural gas volumes, lower exploration expenses and the favorable resolution of certain tax issues. International crude volumes, which comprise over 80 percent of Conoco's oil production, were down five percent to 265,000 barrels per day due to the sale of the Company's interest in the mature Ula and Gyda fields in Norway and natural production declines. However, earnings benefited from higher production in countries with relatively lower tax rates (primarily the United Kingdom and Nigeria). International gas volume was up nine percent. International production costs were $4.13 per BOE, down $0.06 per BOE, or one percent, compared to $4.19 per BOE in 1997, due to reduced costs from asset dispositions and other operating costs in 1998, partly offset by lower international crude oil production.

  1997 versus 1996

     Upstream After-Tax Operating Income was $884 million in 1997, up 30 percent, compared to $681 million in 1996. Upstream Earnings Before Special Items totaled $737 million in 1997, essentially unchanged from the previous year.

     Worldwide natural gas prices were up 15 percent to $2.44 per mcf in 1997 from $2.12 per mcf in 1996, resulting primarily from higher U.S. industry demand. Worldwide net realized crude oil prices were $18.58 per barrel, down $1.53 per barrel, or eight percent, from $20.11 per barrel in 1996. Crude oil prices declined despite higher crude oil demand and strong crude oil production growth, which included initial exports of Iraqi crude oil. Worldwide crude oil and condensate production averaged 337,000 barrels per day for the year, up slightly versus 1996. Worldwide natural gas deliveries in 1997 of 1,203 million cubic feet per day were essentially unchanged from 1,211 million cubic feet per day in 1996 as higher international natural gas volumes were offset by lower domestic natural gas volumes.

     U.S. Upstream Earnings Before Special Items totaled $396 million, up 30 percent from $305 million in 1996, due to higher gas prices which more than offset lower crude oil prices. U.S. production costs per

BOE were $4.23, up $0.12 per BOE or 3 percent, compared to $4.11 per BOE in 1996, due to higher production taxes.

     Outside the United States, Earnings Before Special Items were $341 million, down 21 percent from $434 million in 1996 due to lower crude oil prices, partly offset by increased crude oil and natural gas volumes associated with the first year of oil production from Nigeria and increased production from the Heidrun and Troll fields in Norway and the Canadian Foothills. International production costs per BOE were $4.19 per BOE, up $0.51 per BOE, or 14 percent, compared to $3.68 per BOE in 1996, resulting from floating production storage offtake lease costs on new fields in the United Kingdom and costs incurred on development projects that had not yet begun production.

DOWNSTREAM SEGMENT RESULTS

                                                               YEAR ENDED DECEMBER 31
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
After-Tax Operating Income
  United States.............................................   $135     $216     $172
  International.............................................    156       91      117
                                                               ----     ----     ----
     After-Tax Operating Income.............................   $291     $307     $289
Special Items
  United States.............................................   $ 73     $ 23     $(36)
  International.............................................     12       44      (16)
                                                               ----     ----     ----
     Special Items..........................................   $ 85     $ 67     $(52)
Earnings Before Special Items
  United States.............................................   $208     $239     $136
  International.............................................    168      135      101
                                                               ----     ----     ----
     Earnings Before Special Items..........................   $376     $374     $237
                                                               ====     ====     ====

  1998 versus 1997

     Downstream After-Tax Operating Income was $291 million in 1998, down five percent compared to $307 million in 1997. Downstream Earnings Before Special Items totaled $376 million in 1998, up one percent from $374 million in 1997.

     United States Downstream Earnings Before Special Items were $208 million in 1998, compared to $239 million in 1997, a decrease of 13 percent. The decline was mainly attributable to weaker refinery margins, which were partly offset by record refinery runs, lower feedstock and operating costs and higher marketing margins.

     International Downstream Earnings Before Special Items were $168 million in 1998, up 24 percent from $135 million in the comparable period in 1997, reflecting higher European marketing margins, lower costs, and 11 percent higher refinery runs.

     Conoco's refineries, excluding the Melaka refinery, operated at 95 percent capacity in 1998, four percent higher than 1997. The increase was primarily due to refinery upgrades in Europe in 1997, increased reliability throughout the system, and increased rates at the Lake Charles refinery subsequent to debottlenecking work completed in February 1998.

  1997 versus 1996

     Downstream After-Tax Operating Income was $307 million, up six percent from $289 million in 1996. Downstream Earnings Before Special Items increased 58 percent to $374 million in 1997, compared with $237 million in the prior year. Worldwide refined product sales volumes were 1,048,000 barrels per day in 1997, up five percent versus 1996.

     In the United States, Downstream Earnings Before Special Items were $239 million versus $136 million in 1996, an increase of 76 percent. The improvement was attributable to strong refining margins, reduced operating costs and higher refined product volumes from the new Lake Charles, Louisiana, hydrocracker expansion project.

     International Downstream Earnings Before Special Items were $135 million, up 34 percent from $101 million in the comparable period in 1996, primarily due to higher European refining margins and increased refinery production from the Humber refinery's new vacuum unit in the United Kingdom.

     Conoco's refineries operated at 91 percent capacity in 1997, ten percent higher than 1996. The increase was primarily due to less downtime incurred in 1997, compared to 1996 when major expansions were taking place at the Lake Charles and Humber refineries.

CORPORATE AND OTHER SEGMENT RESULTS

  CORPORATE AND OTHER OPERATING

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                               1998    1997    1996
                                                              ------   -----   -----
                                                                  (IN MILLIONS)
After-Tax Operating Income..................................  $(271)   $(82)   $(74)
Special Items...............................................    197      --      --
                                                              -----    ----    ----
Earnings Before Special Items...............................  $ (74)   $(82)   $(74)
                                                              =====    ====    ====

  1998 versus 1997

     Corporate and Other Segment After-Tax Operating Income was a loss of $271 million in 1998, an impairment of $189 million from a loss of $82 million in 1997, primarily as a result of the one-time stock option provision. Corporate and Other Earnings Before Special Items were a loss of $74 million, an improvement of $8 million from the 1997 loss of $82 million as a result of lower compensation costs.

  1997 versus 1996

     Corporate and Other Segment After-Tax Operating Income was a loss of $82 million, an impairment of $8 million from a loss of $74 million in 1996 due to higher compensation costs.

  INTEREST AND OTHER CORPORATE NON-OPERATING EXPENSES NET OF TAX

                                                               YEAR ENDED DECEMBER 31
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Net Interest Income (Expense)...............................   $(62)    $ 35     $ 28
Exchange Gains (Losses).....................................     32       21       (7)
Other Corporate Expenses(1).................................    (42)     (68)     (54)
                                                               ----     ----     ----
          Total.............................................   $(72)    $(12)    $(33)
                                                               ====     ====     ====

---------------

(1) Includes financing costs and other non-operating items.

  1998 versus 1997

     Interest and Other Corporate Non-Operating Expenses for 1998 were $72 million, an increase of $60 million versus $12 million in 1997. The increase is primarily attributable to higher interest expense from debt incurred in the second half of the year, which more than offset interest income earned in the first half of the year.

  1997 versus 1996

     Interest and Other Corporate Non-Operating Expenses were a loss of $12 million in 1997, an improvement of $21 million from 1996 results. Net Interest Income (Expense) in 1997 was improved by $7 million versus 1996, primarily due to increased after-tax capitalized interest on major Upstream development projects. Conoco incurred an after-tax exchange gain of $21 million in 1997 compared with a loss of $7 million in 1996, primarily reflecting the impact of Norwegian Kroner and British Pound exchange rate movements on U.S. dollar-denominated working capital balances. Other Corporate Expenses of $68 million in 1997 were $14 million higher than 1996.

ENVIRONMENTAL EXPENDITURES

     The costs to comply with environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so in the foreseeable future. Conoco anticipates substantial expenditures will be necessary to comply with Maximum Achievable Control Technology ("MACT") standards proposed by EPA under the Clean Air Act and specifications for motor fuels designed to reduce emissions of certain pollutants from vehicles using such fuels.

     Estimated pre-tax environmental expenses charged to current operations totaled about $131 million in 1998, as compared to approximately $136 million in 1997 and $162 million in 1996. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for pollution control facilities and the costs of certain other environmental activities. The largest of these expenses resulted from the operation of pollution control facilities. Approximately 80 percent of 1998 total environmental expenses resulted from the operations of Conoco's business in the United States.

     Capital expenditures for pollution control facilities totaled approximately $53 million in 1998, as compared to approximately $50 million in 1997 and $78 million in 1996. Conoco estimates that capital expenditures will increase by about $100 million in 1999 and $100 million in 2000 due to regulations in Europe requiring cleaner burning fuels.

  REMEDIATION EXPENDITURES

     The Resource Conservation and Recovery Act ("RCRA") extensively regulates the treatment, storage and disposal of hazardous waste and requires a permit to conduct such activities. RCRA requires permitted facilities to undertake an assessment of environmental conditions at the facility. If conditions warrant, Conoco may be required to remediate contamination caused by prior operations. In contrast to the Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA"), often referred to as "Superfund," the cost of remediation under RCRA is typically borne solely by Conoco. Conoco anticipates that significant ongoing expenditures for RCRA remediation may be required over the next decade, although Conoco does not expect that annual expenditures for the near term will vary significantly from the range of such expenditures over the past few years. Conoco's expenditures associated with RCRA and similar remediation activities conducted voluntarily or under state law were approximately $27 million in 1998, $31 million in 1997 and $34 million in 1996. In the long term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

     EPA and state environmental agencies from time to time allege that Conoco is a potentially responsible party ("PRP") under CERCLA or an equivalent state statute for contamination at various sites that typically are not owned by Conoco but allegedly contain wastes attributable to Conoco's past operations. These agencies and private parties have also sued Conoco on occasion for the recovery of costs incurred to remediate the contaminated sites. As of December 31, 1998, Conoco had been notified of potential liability under CERCLA or state law at about 13 sites in the United States, with active remediation under way at six of those sites. Conoco received notice of potential liability at one new site during 1998, which was resolved, compared with four similar notices in 1997 and one in 1996. Conoco's expenditures associated with CERCLA and similar state remediation activities were not significant in 1998, 1997 or 1996.

     For most Superfund sites, Conoco's costs likely will be significantly less than the total site remediation costs, because the percentage of waste attributable to Conoco versus that attributable to all other PRPs has been relatively low. Other PRPs at sites where Conoco is a party typically have had the financial strength to meet their obligations and, where they have not, or where PRPs could not be located, Conoco's own share of liability has not materially increased. There are relatively few sites where Conoco is a major participant, and Conoco does not expect that remediation at those sites, or at all CERCLA sites in the aggregate, will have a material adverse effect on Conoco's financial condition, results of operation or liquidity.

     Cash expenditures not charged against income for previously accrued remediation activities under CERCLA, RCRA and similar state and foreign laws were $17 million in 1998, $19 million in 1997 and $19 million in 1996. Although future remediation expenditures in excess of current reserves are possible, the effect of any such excess on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures.

  REMEDIATION ACCRUALS

     Conoco accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against Conoco's insurers or other third parties and are not discounted. Many of these liabilities result from CERCLA, RCRA and similar state laws that require Conoco to investigate and remediate contamination at sites where it conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by Conoco that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next decade, Conoco may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 1998.

     Remediation activities vary substantially in duration and cost from site to site depending on site characteristics, evolving remediation technologies, diverse regulatory agencies, enforcement policies and the presence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 1998, Conoco's balance sheet included an accrued liability of $129 million as compared to $144 million at year-end 1997. Approximately 89 percent of Conoco's environmental reserve at December 31, 1998, was attributable to RCRA and similar remediation liabilities (excluding voluntary remediations) and 11 percent to CERCLA liabilities. During 1998, remediation accruals resulted in a $2 million charge, compared to credits of $41 million in 1997 and $70 million in 1996, both of which resulted from insurance recoveries. No significant additional recoveries are expected.

TAX MATTERS

     As a result of the separation from DuPont and the initial public offering, Conoco was no longer able to combine the results of its operations with those of DuPont in reporting income for U.S. federal income tax purposes and for state and non-U.S. income tax purposes in certain states and foreign countries. Conoco believes this has not had and will not have a material adverse effect on its earnings.

     As of December 31, 1998, Conoco had deferred tax assets in the amount of $1,238 million. Of this amount, $496 million related to tax benefits from operating losses incurred in start-up operations, including exploration and U.S. foreign tax credit carry forwards. These benefits were substantially offset by a valuation reserve. Conoco believes it is more likely than not the balance of the deferred tax assets will be realized in future years.

YEAR 2000

     Historically, certain computerized systems have used two digits rather than four digits to define the applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year

2000. This could result in major failures or miscalculations and is generally referred to as the "Year 2000 issue."

     Conoco recognizes that the impact of the Year 2000 issue extends beyond traditional computer hardware and software to automated plant systems and instrumentation, as well as to third parties. The Year 2000 issue is being addressed within Conoco by its individual business units, and progress is reported periodically to management and the Board of Directors.

     Conoco has committed resources to conduct risk assessments and to take corrective action, where required, within each of the following areas: information technology, plant systems and external parties. Information technology includes telecommunications as well as traditional computer software and hardware in the mainframe, midrange and desktop environments. Plant systems include all automation and embedded chips used in plant operations. External parties include any third party with whom Conoco interacts. Most of the resources committed to this work are internal.

     Managing Year 2000 risk is being handled in three tiers -- through Year 2000 compliance plans, mitigation plans and emergency recovery plans. The Year 2000 compliance plans include inventorying and assessing risk, and outlining action to be taken for each of these items. Year 2000 compliance plans have been developed and are being implemented for all business units. Mitigation plans outline a list of actions that will be taken on a specified date to further minimize risk. These plans will be developed for areas in which the Year 2000 compliance plans do not adequately address all of the relevant risk issues. For example, operations that rely heavily on external partners will develop mitigation plans. Mitigation plans will be developed, as needed, for all business units by the third quarter of 1999. Emergency recovery plans already exist in many of Conoco's operations to address other issues such as oil tanker spills and plant explosions.

     Typically, the emergency recovery plans address the results of single events. These plans are designed to facilitate the resumption of normal operations following a disruption. In contrast to a "normal" disruption, the scope of Year 2000 issues may cause multiple concurrent events, which may have a longer duration. Accordingly, the Emergency Recovery Plans will be reviewed and supplemented to address Year 2000 risks for all business units by the third quarter of 1999. The progress reported below covers only the replacement or upgrade of existing non-compliant systems. Replacement projects planned and managed outside of the Year 2000 Program have been excluded. Approximately 73 percent of the work required to fix Year 2000 issues identified by the Year 2000 Program has been completed.

     In the information technology area, inventory and assessment audits in the mainframe and midrange environments are completed. Excluding business applications, corrective action in the mainframe area will be completed by the end of the first quarter of 1999. Corrective action in the midrange area will be completed by the end of the first quarter of 1999 and business application software is expected to be completed by the fourth quarter of 1999. Inventory and assessment audits of telecommunications are completed, with corrective action expected to be completed by the second quarter of 1999. Finally, inventory and assessment audits in the desktop environment are completed, with corrective action expected to be completed by the end of the third quarter of 1999.

     In the plant systems area, all but two of Conoco's business units have completed their inventory and assessment audits; the remaining units are expected to complete this work by the end of the second quarter of 1999. Conoco is relying on vendor testing and certification with validation through limited internal testing and/or industry test results. Downtime for normally scheduled plant maintenance will be used to conduct testing, with corrective action expected to be completed by the end of the third quarter of 1999.

     With respect to external parties, the inventory of critical external parties is essentially complete. Risks are being assessed, and monitoring of risk in this area will continue throughout 1999, as many external parties will not have completed their work.

     The total cost of Year 2000 activities is not expected to be material to Conoco's operations, liquidity or capital resources. Costs are being managed within each business unit. The total estimated cost for

Conoco's Year 2000 work is $47 million. 1997 costs were $5 million, and 1998 costs were $25 million. This includes costs for the replacement or upgrade of existing non-compliant systems. Replacement projects planned and managed outside of the Year 2000 program have been excluded.

     There can be no guarantee that third parties of business importance to Conoco will successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure such systems are Year 2000 compliant. Failure to address a Year 2000 issue could result in business disruption that could materially affect Conoco's operations, liquidity or capital resources. There is still uncertainty around the scope of the Year 2000 issue. At this time Conoco cannot quantify the potential impact of these failures. Conoco's Year 2000 program and contingency plans are being developed to address issues within its control. The program minimizes, but does not eliminate, the issues of external parties.

EUROPEAN MONETARY UNION

     Within Europe, the European Economic and Monetary Union (the "EMU") introduced a new currency, the euro, on January 1, 1999. The new currency is in response to the EMU's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange and to promote the free flow of capital, goods and services.

     On January 1, 1999, 11 participating countries adopted the euro as their local currency, initially available for currency trading on currency exchanges and non-cash (banking) transactions. The existing local currencies, or legacy currencies, will remain legal tender through January 1, 2002. Beginning on January 1, 2002, euro-denominated notes and coins will be issued for cash transactions. For a period of six months from this date, both legacy currencies and the euro will be legal tender. On or before July 1, 2002, the participating countries will withdraw all legacy currency and use the euro exclusively.

     Conoco has recognized the introduction of the euro as a significant event with potential implications for existing operations. Conoco currently operates in a number of countries which are participating in the EMU, including Austria, Belgium, Finland, Germany and Spain. Conoco expects non-participating European Union countries, such as the United Kingdom, to eventually join the EMU.

     Conoco has committed resources to conduct risk assessments and to take corrective actions, where required, to ensure that it is prepared for the introduction of the euro. Conoco has undertaken a review of the euro implementation and has concentrated on areas such as operations, finance, treasury, legal, information management, procurement and others, both in participating and nonparticipating European Union countries where Conoco operates. Also, existing legacy accounting and business systems and other business assets have been reviewed for euro compliance, including assessing any risks from third parties. Progress regarding euro implementation is reported periodically to management.

     Because of the staggered introduction of the euro regarding non-cash and cash transactions, Conoco has developed its plans to address first its accounting and business systems and second, its business assets. Conoco undertook steps to be euro compliant within its accounting and business systems by the end of 1998 relative to the conversion rules when performing translations between EMU currencies. Conoco has an implementation plan to convert its accounting and reporting systems from legacy currency to the euro by January 1, 2002, for those operations that are in EMU countries. The plan also incorporates steps to ensure the corresponding business assets are fully compliant by that date, in preparation for being able to conduct business involving euro notes and coins. Compliance in participating and nonparticipating countries will be achieved primarily through upgraded systems, which were previously planned to be upgraded. Remaining systems will be modified to achieve compliance. Conoco does not currently expect to experience any significant operational disruptions or to incur any significant costs, including any currency risk, which could materially affect its liquidity or capital resources. Conoco is preparing plans to address issues within the transitional period when both legacy and euro currencies may be tendered.

     Because of the competitive business environment within the petroleum industry, Conoco does not anticipate any long-term competitive implications or the need to materially change its mode of conducting business as a result of increased price transparency.

RESTRUCTURING

     In December 1998, Conoco announced that as a result of a comprehensive review of assets and long-term strategy it was making organizational realignments consistent with furthering the efficiency of operations and taking advantage of synergies created by the upgrading of its asset portfolio. The announced plans will be implemented in 1999 and result in a reduction of approximately 775 Upstream positions and 200 Downstream positions worldwide. About three quarters of the Upstream positions and about half of the Downstream positions affected will be in the United States. These reductions largely reflect the elimination of redundancies at all levels resulting from past and ongoing consolidation of assets into operations requiring less employee support, as well as better sharing of common services and functions across regions. Implementation of the plans is being expedited in response to low oil prices and operating margins that lingered through the end of 1998 and are expected to continue in 1999. Associated with these announcements, Conoco recorded a charge of $82 million pre-tax ($52 million after-tax), nearly all of which represents termination payments and related employee benefits to be made to persons affected. Payments will be made under existing company severance policies, generally based on years of service up to a maximum varying by country. On an after-tax basis, the charge is reflected as $19 million and $23 million in Upstream United States and International results, respectively, and $5 million each in Downstream United States and International results. The accrual is reflected in fourth quarter Cost of Goods Sold and Other Operating Expenses. As of December 31, 1998, none of the persons had yet been terminated and no related payments had been made.

NEW ACCOUNTING STANDARDS

     Conoco adopted Statement No. 131 for the year ended December 31, 1998, and has disclosed segment information on the same basis used internally for evaluating segment performance and deciding how to allocate resources to segments. Conoco has assessed the effect of the new disclosure, and adoption of Statement No. 131 had no financial impact.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosure About Pension and Other Postretirement Benefits," which revised disclosure requirements for pension and other postretirement benefits. It does not affect the measurement of the expense of Conoco's pension and other postretirement benefits. Conoco adopted this Statement for the year ended December 31, 1998.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Conoco is required to adopt this Statement by the first quarter of 2000 and is currently assessing the effect of the new standard.

     Statement No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge) or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

     Under Statement No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change.

MARKET RISKS

     Conoco operates in the worldwide crude oil, refined product, natural gas, natural gas liquids and electric power markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates, and interest rates that can affect the revenues and cost of operating, investing and financing. Conoco's management has used and intends to use financial and commodity-based derivative contracts to reduce the risk in overall earnings and cash flow when the benefits provided are anticipated to more than offset the risk management costs involved.

     Conoco has established a financial risk management policy framework that provides guidelines for entering into contractual arrangements (derivatives) to manage Conoco's commodity price, foreign currency rate, and interest rate risks. The Conoco risk management committee has ongoing responsibility for the content of this policy and has principal oversight responsibility to ensure Conoco is in compliance with the policy and that procedures and controls are in place for the use of commodity, foreign currency and interest rate instruments. These procedures clearly establish derivative control and valuation processes, routine monitoring and reporting requirements and counterparty credit approval procedures. Additionally, Conoco's internal audit group conducts reviews of these risk management activities to assess the adequacy of internal controls. The audit results are reviewed by the Conoco risk management committee and by management.

     The counterparties to these contractual arrangements are limited to major financial institutions and other established companies in the petroleum industry. Although Conoco is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures, and limits to the period over which unpaid balances are allowed to accumulate. Conoco has not experienced nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance.

  Commodity Price Risk

     Conoco enters into energy-related futures, forwards, swaps and options in various markets to balance its physical systems, to meet customer needs and to manage its price exposure on anticipated crude oil, natural gas, refined product and electric power transactions. These instruments provide a natural extension of the underlying cash market and are used to physically acquire a portion of supply requirements as well as to manage pricing of near term physical requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of managing price risk in the energy business.

     Conoco policy is to generally be exposed to market pricing for commodity purchases and sales. From time to time, management may use derivatives to establish longer-term positions to hedge the price risk for Conoco's equity crude oil and natural gas production as well as refinery margins.

     Under Conoco's policy, hedging includes only those transactions that offset physical positions and reduce overall company exposure to price risk. Trading is defined as any transaction that does not meet the definition of hedging. After-tax gain/loss from risk trading has not been material.

     The fair value gain (loss) of outstanding derivative commodity instruments and the change in fair value that would be expected from a ten percent adverse price change are shown in the table below:

                                                                       CHANGE IN FAIR VALUE
                                                                         FROM 10% ADVERSE
                                                          FAIR VALUE       PRICE CHANGE
                                                          ----------   --------------------
                                                                    (IN MILLIONS)
AT DECEMBER 31, 1998
Crude Oil and Refined Products
  Hedging...............................................     $ (1)             $ (5)
  Trading...............................................        3                 3
                                                             ----              ----
  Combined..............................................     $  2              $ (2)
Natural Gas
  Hedging...............................................     $(25)             $(20)
  Trading...............................................       (2)               (1)
                                                             ----              ----
  Combined..............................................     $(27)             $(21)
AT DECEMBER 31, 1997
Crude Oil and Refined Products
  Hedging...............................................     $ (3)             $ (8)
  Trading...............................................       (6)              (18)
                                                             ----              ----
  Combined..............................................     $ (9)             $(26)
Natural Gas
  Hedging...............................................     $  8              $ (9)
  Trading...............................................       --                --
                                                             ----              ----
  Combined..............................................     $  8              $ (9)

     The fair values of the futures contracts are based on quoted market prices obtained from the New York Mercantile Exchange or the International Petroleum Exchange of London. The fair values of swaps and other over-the-counter instruments are estimated based on quoted market prices of comparable contracts and approximate the gain or loss that would have been realized if the contracts had been closed out at year-end.

     All hedge positions offset physical positions exposed to the cash market; none of these offsetting physical positions is included in the above table.

     Price-risk sensitivities were calculated by assuming an across-the-board ten percent adverse change in prices regardless of term or historical relationships between the contractual price of the instrument and the underlying commodity price. In the event of an actual ten percent change in prompt month crude or natural gas prices, the fair value of Conoco's derivative portfolio would typically change less than that shown in the table due to lower volatility in out-month prices.

     Additional details regarding accounting policy for these financial instruments are set forth in Note 2 to the Consolidated Financial Statements.

  Foreign Currency Risk

     Conoco has foreign currency exchange rate risk resulting from operations in over 40 countries around the world. Conoco does not comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. Examples include firm commitments for capital projects, certain local currency tax payments, and cash returns from net investments in foreign affiliates to be remitted within the coming year. At December 31, 1998, Conoco had no open forward exchange contracts. At December 31, 1997, Conoco had open forward exchange contracts designated as a hedge of firm foreign currency commitments. The notional amount of these contracts was $50 million and the estimated fair value was $38 million.

  Interest Rate Risk

     Prior to its initial public offering, Conoco had no material interest rate risk to manage. Currently and in the future, however, Conoco intends to manage any material risk arising from exposure to interest rates by using a combination of financial derivative instruments as part of a program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

  Risk of Refinancing Debt Owed to DuPont

     Conoco is obligated to repay all outstanding debt owed to DuPont upon the completion of the Transaction. Conoco intends to refinance outstanding related party debt owed to DuPont with a combination of commercial paper and public debt in 1999. On February 12, 1999, Conoco filed a "shelf" registration statement under the Securities Act of 1933 under which it may issue debt securities. Conoco intends to use the proceeds from issuances of securities under the shelf registration statement to refinance a portion of the outstanding debt owed to DuPont. There can be no assurance that Conoco will be able to refinance this debt on terms as favorable as those existing with respect to the debt owed to DuPont.

                               BUSINESS OF DUPONT

GENERAL

     DuPont is a world leader in science and technology in a range of disciplines, including high-performance materials, specialty chemicals, pharmaceuticals and biotechnology. DuPont has a portfolio of 2,000 trademarks and brands, including such well-known consumer brands as Lycra(R), Teflon(R), Stainmaster(R), Kevlar(R), Nomex(R), Tyvek(R), Dacron(R), Cordura(R), Corian(R), SilverStone(R), and Mylar(R). DuPont operates 200 manufacturing and processing facilities in 65 countries worldwide.

     DuPont presents its results in eight reportable segments -- Agriculture & Nutrition, Nylon Enterprise, Performance Coating & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester Enterprise, Specialty Fibers, and Specialty Polymers. The balance of DuPont's continuing operations is reported in an Other segment and consists of DuPont's photomasks safety resources and global services businesses. DuPont also has petroleum operations conducted through Conoco, which are reported in DuPont's financial statements as discontinued operations. DuPont expects the petroleum business will be divested from DuPont's operations if the exchange offer is completed. DuPont and its subsidiaries, excluding Conoco, employ approximately 80,000 people worldwide and have annual revenues of approximately $25 billion.

REPORTABLE SEGMENTS

  AGRICULTURE & NUTRITION

     DuPont's agriculture & nutrition business consists of crop protection products and the newly formed nutrition & health business. The agriculture & nutrition business had revenues of approximately $3.2 billion in 1998. Crop protection products includes herbicides, fungicides, and insect control sold worldwide.

     DuPont formed its nutrition & health business in 1998 to increase its strong position in biotechnology across high value opportunities in animal feeds, food ingredients, nutritional sciences and biosourced industrial materials. Nutrition & health consists of both business and research development efforts in agriculture, food and nutrition.

     On March 15, 1999 DuPont has agreed to effect a business combination with Pioneer Hi-Bred International, Inc., the world's largest seed company, in a stock and cash merger valued at approximately $7.7 billion. DuPont currently has a 20 percent equity interest in Pioneer, as well as certain joint venture and other arrangements with Pioneer. The merger is expected to close during the summer of 1999.

  NYLON ENTERPRISE

     DuPont's nylon enterprise business consists of nylon intermediates, polymers and fibers for carpet and rug markets, apparel, tire reinforcement and numerous other industrial applications. DuPont nylon had revenues of approximately $4.6 billion in 1998 and includes the brands Stainmaster(R) and Antron(R) fibers for carpets and Tactel(R) and Supplex(R) yarns for apparel. In 1998, DuPont completed investments to reduce emissions of nitrous oxide by more than 90 percent at the five nylon sites worldwide that produce adipic acid, a nylon intermediate chemical.

  PERFORMANCE COATINGS & POLYMERS

     DuPont's performance coatings & polymers business manufactures and markets engineering materials for automotive, electrical, electronic, consumer and industrial applications. The automotive and electrical/electronics industries are its largest markets. The performance coatings & polymers business had revenues of approximately $4.6 billion in 1998. Polymers (commonly known as plastics) are large molecules formed by combining many smaller molecules in a regular pattern. The business unit supplies six families of engineering resins -- Zytel(R) nylon, Delrin(R) acetal, Rynite(R) polyester PET, Crastin(R) polyester PBT, Hytrel(R) thermoplastic elastomer and Zenite(TM) liquid crystal polymer-plus Vespel(R) polymide parts and shapes, Tribon composites and Tynex(R) filaments. DuPont performance coatings are used in

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

automotive original equipment coatings, automotive refinish and industrial coatings, and high-performance coatings.

     In February 1999, DuPont acquired Herberts GmbH, the coating business of Hoechst AG, for about $1.9 billion. Herberts is the market leader in automotive coatings in Europe with strong positions in the industrial coatings markets and markets for emerging ultra-low emission powder coatings. The acquisition is intended to add significant opportunities to increase worldwide market penetration of powder and industrial coatings. Combined, the companies comprise the world's third largest coatings company and are the leading automotive coatings supplier with sales of about $4 billion.

  PHARMACEUTICALS

     DuPont pharmaceuticals focuses on research, development and delivery of pharmaceuticals to treat HIV, cardiovascular disease, central nervous system disorders, cancer and arthritis-related disorders. It is also a leader in medical imaging. The pharmaceuticals business had revenues of approximately $1.1 billion in 1998. Pharmaceutical products include Sustiva(TM) for AIDS, Coumadin(R) anticoagulant, Cozaar(R) for hypertension, Sinemet(R) for Parkinson's disease, Symmetrol(R) antiviral and antiparkinsons, Cardilite(R) cardiac imaging agents, and Neurolite(R) brain-imaging agents.

     DuPont purchased Merck & Co. Inc.'s 50 percent interest in The DuPont Merck Pharmaceutical Company in July 1998 for $2.6 billion. DuPont now owns 100 percent of the business, which operates as DuPont Pharmaceuticals.

  PIGMENTS & CHEMICALS

     DuPont's pigments & chemicals business manufactures and distributes a wide range of commodity and specialty products, including titanium dioxide, fluorochemicals and specialty chemicals used in the construction, oil and gas, precious metal mining, transportation, paper, plastics, chemical processing, refrigeration, textile and safety and environmental management industries. The pigments & chemicals business had revenues of approximately $3.7 billion in 1998.

     The pigments & chemicals business is the world's leading producer of titanium dioxide (commonly referred to as white pigment) which imparts whiteness, brightness and opacity to paper, paint and plastic. The fluorochemicals segment of the pigments & chemicals business produces a wide range of alternatives to chlorofluorocarbons, including refrigerants, foam expansion agents, propellants and cleaning agents. The specialty chemicals segment of the pigments & chemicals business produces a wide variety of specialties, intermediates and industrial chemicals.

  POLYESTER ENTERPRISE

     DuPont's polyester enterprise includes DuPont Dacron(R) polyester, high-performance polyester films and polyester resins and intermediates. The polyester business had revenues of approximately $2.8 billion in 1998. DuPont's polyester business produces polyester staples and fibers for apparel, home furnishings, sleepwear, outdoor products, and transportation markets. DuPont's Dacron(R) polyester includes the brands CoolMax(R) and ThermaStat(R)performance fabrics, Comforel(R) sleep products, Thermolite(R) insulations, Micromattique(TM) microfibers and the newest introduction, Supriva(TM) fabric.

     The polyester business also includes specialty, industrial, packaging, electrical and electronics markets. Brand names include Melinex(R), Mylar(R), Kaladex(R), and Cronar(R). Polyester resins and intermediates are used in soft drink bottles and custom containers, as well as applications for packaging and cups, thermoforms and shrink wrap film.

  SPECIALTY FIBERS

     DuPont's speciality fibers business consists of DuPont Lycra(R) brand elastane, nonwoven fibers and advanced fiber systems. The specialty fiber business had revenues of approximately $3.3 billion in 1998. DuPont sells Lycra(R) in its traditional markets of intimate apparel, swimwear, hosiery and activewear as
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

well as in new markets such as menswear, childrenswear, socks, sweater knits, denims, wovens and shoes. Nonwoven products include Tyvek(R) brand products, as well as Typar(R) and Sontara(R). Advanced fibers are Kevlar(R) brand fiber, Nomex(R) brand fiber and paper, and Teflon(R) brand fluropolymer fiber. Advanced fiber products are used in sporting goods and sporting shoes.

  SPECIALTY POLYMERS

     DuPont's specialty polymers includes photopolymer & electronic materials, packaging & industrial polymers, fluropolymers, and DuPont Corian(R). The specialty polymers business had revenues of approximately $4.1 billion in 1998. The photopolymer & electronic materials business markets [photoresists], laminates and photoimageable technology for the printed, flexible and microcircuit segments of the electronics industry. It also markets flexographic printing plates and color proofing systems for the printing industry. The packaging & industrial polymers business offers specialized, high-value polymers in packaging and selected industrial markets.

     The trademarks of fluropolymers include Teflon(R) and Tefzel(R) fluropolymers, and SilverStone(R) and Autograph(R) non-stick finishes while DuPont Corian(R) is used in building materials.

RECENT DEVELOPMENTS

     On March 10, 1999, DuPont announced the proposed creation of a "tracking stock" for its life sciences businesses, which would be distributed to all of its stockholders. The amendment of DuPont's certificate of incorporation to create this tracking stock, which is intended to provide investors an opportunity to invest in a security the terms of which more closely track the economic performance of DuPont's life sciences businesses, must be approved by DuPont stockholders. After the issuance of the tracking stock, the existing DuPont Common Stock would be intended to more closely mirror the performance of its chemical businesses. DuPont anticipates that stockholder approval will be sought in the first quarter of 2000. In February 1999, the Clinton Administration proposed changes to the federal income tax laws, as part of its budget package, that, if enacted, could adversely affect the tax consequences relating to the issuance of tracking stock and, as a result, could adversely affect DuPont's ability to issue the tracking stock for its life sciences businesses. It is presently unclear whether this proposal will be enacted into law and, if so, what form it would take.

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

                               BUSINESS OF CONOCO

GENERAL

     Conoco, a major, integrated, global energy company, is involved in both the Upstream and Downstream segments of the petroleum business. Upstream activities include exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. In addition to Upstream and Downstream operations, Conoco also is engaged in developing and operating power facilities. Conoco operates in 40 countries worldwide.

     As of December 31, 1998, Conoco had proved worldwide reserves of 2,622 million BOE, 39 percent of which were natural gas (converted to BOE using a ratio of six thousand cubic feet of gas to one barrel of oil). Based on 1998 annual production of 213 million BOE (excluding natural gas liquids from gas plant ownership), Conoco had a reserve life of 12.3 years as of December 31, 1998. Over the last five years, Conoco has replaced an average of 195 percent of the oil and gas it has produced each year. Conoco owns or has equity interests in nine refineries worldwide, with a total crude and condensate processing capacity of approximately 807,000 barrels per day. Conoco has a marketing network of approximately 7,900 outlets in the United States, Europe and Asia. Based on public filings, for the year ended December 31, 1998, Conoco ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, eleventh in the production of natural gas, and eighth in refining throughput. For that same period, Conoco reported net income of $450 million, which included a net charge for Special Items of $271 million, on total revenues of $23,168 million.

BUSINESS STRATEGY

     Conoco intends to pursue a growth-oriented business strategy by exploiting growth opportunities where Conoco has existing major areas of operation, creating at least two new major business areas in northern South America and the Caribbean, and one of the Asia Pacific, West Africa, Middle East or Russia/ Caspian Sea regions, and continuing to improve the profitability, efficiency and effectiveness of its existing operations. Specifically, Conoco intends to:

     - manage its portfolio to increase the proportion of Upstream assets relative to Downstream assets and the proportion of large-scale, long-lived, early-life cycle assets relative to mature assets, which could include forming joint ventures or alliances to optimize the efficiency of operations or monetize a portion of the value of such assets;

     - achieve significant near-term production growth through large scale projects such as Petrozuata, Britannia, Lobo and Ursa;

     - seek opportunities created by worldwide privatizations and the opening of new markets previously closed to private investment;

     - apply its strengths in carbon upgrading, project management, deepwater technology, natural gas processing, seismic processing and interpretation, and the ability to present integrated Upstream/ Downstream solutions to host governments and other institutions in new and emerging markets;

     - pursue exploration activities that have significant value creation potential by concentrating on areas that are under-explored;

     - capitalize on its ability to convert low cost, heavy, high sulfur and acidic crude oils into high value light oil products; and

     - continuously rationalize its asset base, contain costs, optimize its investment portfolio, and improve operating reliability.

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

     In all of its activities, Conoco will strive to act in accordance with its core values of operating safely, protecting the environment, acting ethically and valuing all people.

COMPANY HISTORY

     Conoco was founded in 1875 in Ogden, Utah, as the Continental Oil and Transportation Company. In 1885, it was reincorporated with a new name, Continental Oil Company, as part of the nationwide Standard Oil Trust. In its early years, its principal operations were marketing oil and petroleum related products, primarily in the Rocky Mountain area and in California. In 1913, two years after the U.S. Supreme Court dissolved the Standard Oil Trust, Conoco was again independently incorporated. From 1913 to 1929, Conoco evolved into a fully integrated oil company, with operations in most states west of the Mississippi River.

     By 1929, Conoco had approximately 1,800 producing wells and had become one of the largest retailers of gasoline in the Rocky Mountain area. In that year, it merged with the Marland Oil Company, an oil and gas company with wells and marketing operations from Oklahoma to Maryland. After World War II, Conoco was an early participant in Gulf of Mexico exploration and production activities and moved aggressively overseas with Upstream assets in many parts of the world and Downstream assets in Western Europe. In 1981, Conoco was acquired by DuPont.

FINANCIAL INFORMATION -- OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

     See Note 27 to the Consolidated Financial Statements of Conoco for Operating Segment and Geographic Information.

UPSTREAM

  SUMMARY

     Conoco is currently exploring for, developing or producing crude oil, natural gas and/or natural gas liquids in 17 countries around the world. In 1998, production averaged 583,000 BOE per day, consisting of 348,000 barrels per day of petroleum liquids (excluding natural gas liquids ("NGLs") from gas plant ownership) and 1,411 million cubic feet of natural gas per day. The majority of this production came from fields located in the United States, the United Kingdom and Norway, with the remaining production coming from operations in Canada, the United Arab Emirates, Indonesia, Nigeria, Russia and Venezuela.

     In 1998, Conoco replaced nearly 110 percent of the oil and natural gas it produced, adding 234 million BOE to Conoco's worldwide reserves while producing 213 million BOE (excluding NGLs from gas plant ownership), for a net addition of 21 million BOE. This marks the sixth consecutive year that Conoco has replaced more reserves than it produced. Conoco replaced 163 percent of the natural gas produced and 74 percent of the oil produced. On December 31, 1998, Conoco had proved reserves of 2,622 million BOE, consisting of 1,591 million barrels of petroleum liquids and 6,183 billion cubic feet of natural gas, representing an increase of 48 percent on a BOE basis since December 31, 1994.

     Conoco's capital investment in Upstream activities in 1998 was $1,965 million, including the continued development of the Lobo trend, Britannia, Ursa and Petrozuata. These projects will contribute to Conoco's 1999 production and significantly increase Conoco's production rates over current levels in future years.

     The majority of Conoco's exploration and production assets are located in North America (United States and Canada) and Western Europe (United Kingdom and Norway). The producing properties in these areas generate cash to fund growth opportunities around the world. Outside of North America and Western Europe, Conoco's investment activities are focused on areas that have the potential to become major business areas in the future, such as northern South America and the Caribbean, and the Asia Pacific, West Africa, Middle East and Russia/Caspian Sea regions.

     Conoco is exploring for oil and/or natural gas in 15 countries. Since 1996, Conoco has pursued and continues to implement an exploration strategy focused on acquiring large acreage positions in areas that are relatively under-explored. The purpose of these acreage acquisitions has been to establish Conoco at an early stage in areas that have the potential for large discoveries. During the same period, Conoco acquired significant acreage positions in the deepwater Gulf of Mexico, the Atlantic Margin of Northwest Europe, northern South America and the Caribbean, and selected basins in the Asia Pacific region. In 1998, Conoco's exploratory, success rate was its best in 15 years. Approximately 30 percent of the exploratory wells Conoco drilled, excluding appraisal wells, were potentially commercial.

     Conoco intends to manage its asset portfolio to increase the proportion of Upstream assets relative to Downstream assets and the proportion of large-scale, long-lived, early-life cycle assets relative to mature assets. In the course of implementing such strategy, Conoco has in the past, and may from time to time in the future, purchase or sell producing Upstream assets. Conoco may also consider forming alliances or joint ventures to hold and operate selected Upstream assets, either to optimize the efficiency of such operations through achieving economies of scale or, in certain circumstances, to monetize a portion of the value of such assets.

     The following table sets forth certain information regarding Conoco's producing properties.

                                                                 PROVED RESERVES
                                                                AS OF DECEMBER 31,         1998
                                                                       1998             PRODUCTION
                                           NATURE OF INTEREST       (MMBOE)(1)       (MBOE PER DAY)(1)
                                           ------------------   ------------------   -----------------
REGION
UNITED STATES
  Lobo...................................       Lease                   162                  70
  Gulf of Mexico (including Ursa)........       Lease                    80                  28
  San Juan Basin.........................       Lease                   185                  53
  Permian Basin..........................       Lease                   133                  31
  Central Appalachian Basin..............    Partnership                 63                   2
  Other..................................                                88                  43
                                                                      -----                 ---
          Total United States............                               711                 227
WESTERN EUROPE
  Britannia..............................      License                  242                  18
  Heidrun................................      License                  146                  39
  Statfjord..............................      License                  100                  54
  Troll..................................      License                  114                   9
  Other..................................                               317                 111
                                                                      -----                 ---
          Total Western Europe...........                               919                 231
NORTHERN SOUTH AMERICA AND THE CARIBBEAN
  Petrozuata.............................   Equity Company              678                   5
OTHER....................................                               314                 120
                                                                      -----                 ---
          Total..........................                             2,622                 583
                                                                      =====                 ===

---------------

(1) Includes crude oil, condensate, and NGLs expected to be removed for Conoco's account from its natural gas production.

  UNITED STATES

     Production operations in the United States are principally located in the Lobo trend in South Texas, the Gulf of Mexico, the San Juan Basin in New Mexico, the Permian Basin in West Texas and the Central Appalachian Basin in Virginia. In 1998, United States operations contributed approximately 23 percent of Conoco's worldwide petroleum liquids production and 63 percent of its worldwide natural gas production. Proved reserves as of December 31, 1998, were 711 million BOE, consisting of 261 million barrels of petroleum liquids and 2,700 billion cubic feet of natural gas.

     In recent years, Conoco has consolidated its exploration and production operations in the United States in order to increase profitability. Conoco sold hundreds of smaller, less efficient properties, while acquiring an increased interest in its largest producing areas such as the San Juan Basin and the Lobo trend. As a result, Conoco has reduced the number of fields in its portfolio from approximately 700 in 1990 to 104 as of December 31, 1998, while maintaining production essentially constant on a BOE basis. Conoco has also focused its exploration activities by reducing the number of exploration plays being pursued in the United States from over 30 in 1995 to less than ten as of December 31, 1998. Exploration activity in the United States is concentrated in the deepwater Gulf of Mexico.

     Conoco's objectives are to increase production from the Lobo trend and the deepwater Gulf of Mexico, while maintaining production from other United States assets and focusing on natural gas processing capabilities.

  Lobo Trend in South Texas

     Conoco is the largest natural gas producer in the Lobo trend, and a leading producer, marketer and transporter of natural gas in South Texas. Conoco has 20 years of operating and drilling experience in the Lobo trend and currently holds approximately 450,000 acres in the area under oil and gas leases. In 1997, in accordance with its strategy to rapidly increase production through participation in large development projects, Conoco substantially increased its holdings in South Texas through the acquisition of $929 million of natural gas properties and transportation assets. Assets acquired by Conoco in this transaction included approximately 215,000 acres of leases, 800 wells and 1,150 miles of natural gas gathering and transportation pipeline, providing direct access to major Texas intrastate and interstate pipeline systems. As a result of the Lobo acquisition, Conoco is currently the second largest natural gas producer in Texas.

     Conoco's average working interest in its leases in the Lobo trend is 92 percent. A large number of the producing wells acquired in the Lobo acquisition were acquired subject to volumetric production payments. The holders of these production payments are entitled to a specific volume of production from these wells (averaging approximately 91 million cubic feet per day in 1998) until the last of the production payments terminates in 2002.

     With most of its expanded Lobo holdings still undeveloped, Conoco has significantly increased drilling activity and, as of December 31, 1998, had 13 rigs working continuously in the region. This development activity has resulted in an increase in gross natural gas production in the region from approximately 510 million cubic feet per day for December 1997 to approximately 750 million cubic feet per day for December 1998, an increase of approximately 47 percent. Conoco anticipates spending $600 million between 1999 and 2002 to further develop its leases in the Lobo trend. Conoco's 1998 Lobo trend development program included the acquisition of new 3D seismic data and the drilling of over 200 wells.

     Lobo Pipeline Company, a wholly owned subsidiary of Conoco, owns a 1,150 mile intrastate natural gas pipeline system in South Texas and expects to implement an expansion plan designed to provide transportation for Conoco's gas production and that of third party producers, laying 100 miles of pipeline per year for the next five years. During the first two years, most of the pipeline added will be high-pressure trunklines to support regional development.

  Gulf of Mexico

     Conoco's current portfolio of producing properties in the Gulf of Mexico includes ten fields operated by Conoco and 14 operated by other companies. The properties are in various stages of development, ranging from properties that are fully developed to ones with considerable additional development potential. Conoco also holds interests in various offshore platforms, pipelines and other infrastructure.

     Conoco currently has 13 leases in production or under development in the deepwater Gulf of Mexico. Conoco's most important current development project in the Gulf of Mexico is the Ursa field development.

Ursa, operated by Shell, is one of the largest discoveries to date in the deepwater Gulf of Mexico. Conoco holds a 16 percent interest in the field, along with Shell (45 percent), BP Amoco (23 percent) and Exxon (16 percent). The Ursa tension leg platform was installed in late 1998 in approximately 3,900 feet of water. Initial production from Ursa began in March 1999, and Conoco projects that peak gross production from the Ursa field will reach 150,000 barrels per day of petroleum liquids and 400 million cubic feet of gas per day by 2001.

     Conoco's most important exploration program in the United States is in the deepwater Gulf of Mexico. Conoco is the seventh largest deepwater leaseholder in the Gulf, with interests in 295 leases. Conoco has a 100 percent interest in 104 of these leases, and jointly owns 76 of the remaining leases on a 50-50 basis with Shell and 60 of the remaining leases on a 50-50 basis with Exxon. Since 1996, Conoco has acquired 3D seismic data over large portions of the deepwater Gulf of Mexico to identify acreage to lease and to select prospects for drilling. Seismic interpretation is now underway on many leases and preparations for a multi-well drilling program are being made.

     Conoco will carry out its deepwater Gulf of Mexico drilling program in large part with a recently completed deepwater drillship. This vessel went into service in January 1999, commencing a five-year, $400 million drilling program in the Gulf of Mexico. This highly sophisticated drillship is capable of drilling in water depths of up to 10,000 feet and provides Conoco with the ability to explore in areas that were previously inaccessible.

  Other U.S. Producing Properties

     Outside of South Texas and Gulf of Mexico, Conoco's largest producing properties in the United States are located in the San Juan Basin of New Mexico, the Permian Basin in West Texas and the Central Appalachian Basin in Virginia. Conoco also has producing properties in the Williston Basin and the Hugoton complex in the Oklahoma/Texas Panhandle.

     Conoco has a significant acreage position in the San Juan Basin. Conoco's average daily net production from the San Juan Basin in 1998 was approximately 15,500 barrels of petroleum liquids and 226 million cubic feet of natural gas. Conoco believes significant additional hydrocarbons lie below the basin's traditional producing formations, and Conoco is actively exploring for new reserves. In 1998, Conoco conducted a 300-square-mile 3D seismic survey covering the most promising deep areas of the basin. Early results have identified several high-potential prospects, and two wells are planned to be drilled in 1999. Conoco will also continue to consider potential acquisitions in this basin to take advantage of synergies resulting from its large asset base and gas plant in the area.

     Conoco has an interest in 29 fields in the Permian Basin, which is one of the largest producing areas in the United States. In the Permian Basin, Conoco's average daily net production in 1998 was approximately 23,500 barrels of petroleum liquids and approximately 44 million cubic feet of gas. Conoco is using 3D seismic technology, horizontal wells and other innovative extraction technologies in an effort to extend the productive life of many of the mature fields in the Permian Basin.

     Pocahontas Gas Partnership is a 50/50 partnership between Conoco and Consol Energy Inc. Pocahontas produces and gathers coal bed methane prior to and during coal mining operations in Virginia. Pocahontas produced and gathered approximately 34 million cubic feet per day (gross) of coal bed methane from the existing active mining area in 1998. Conoco recently approved an expansion of the Pocahontas project to develop coal bed methane outside of the existing mining area, which is expected to increase total Pocahontas production to approximately 40 million cubic feet per day (gross) in 1999.

  NATURAL GAS AND GAS PRODUCTS

     In the United States, Conoco owns interests in 23 natural gas processing plants located in Louisiana, New Mexico, Oklahoma and Texas as well as approximately 10,000 miles of gathering lines. Conoco operates sixteen of the plants.

     Conoco gathers natural gas, extracts NGLs and sells the remaining residual gas. Most of Conoco's raw gas liquids are supplied to its processing operations, which further separate them into NGL products that are used as feedstocks for gasoline and chemicals production. Conoco provides service to approximately 800 natural gas producers and sells more than 500 million cubic feet per day of residue gas to approximately 120 customers.

     Conoco's share of total NGLs from natural gas processed at the 23 plants in which it owns an interest averaged 66,300 barrels per day in 1998, of which approximately 11,000 barrels per day of NGLs were from Conoco owned reserves, which were reported, net of royalties, as United States NGL production. In 1998, approximately 28,200 barrels per day of additional NGLs were attributable to processing of Conoco's natural gas liquids in third-party-operated plants. Furthermore, Conoco's 50 percent-owned equity affiliate, C&L Processors Partnership, has five natural gas processing plants in Oklahoma and Texas. Conoco's pro rata share of C&L's NGL production was approximately 7,600 barrels per day in 1998.

     Conoco's other natural gas and gas products facilities in the United States include Lobo Pipeline Company's 1,150-mile intrastate natural gas pipeline system in South Texas, an 800-mile intrastate natural gas pipeline system in Louisiana operated by Conoco's wholly owned subsidiary, Louisiana Gas System, Inc., natural gas and NGL pipelines in several other states, three underground NGL storage facilities, a natural gas liquids fractionating plant in Gallup, New Mexico with a capacity of 25,000 barrels per day, and a 22.5 percent equity interest in Gulf Coast Fractionators, which owns a natural gas liquids fractionating plant in Mt. Belvieu, Texas with a capacity of 104,000 barrels per day.

     In 1998 Conoco sold approximately 3.3 billion cubic feet per day of natural gas, which included 873 million cubic feet per day of its U.S. natural gas production.

  WESTERN EUROPE

     Conoco has a significant portfolio of producing properties in the United Kingdom and Norway. Proved Western Europe reserves, as of December 31, 1998, were 919 million BOE, consisting of 410 million barrels of petroleum liquids and 3,053 billion cubic feet of natural gas. In 1998, operations in Western Europe contributed 44 percent of Conoco's worldwide petroleum liquids production and 33 percent of its natural gas production.

  Britannia Field

     Conoco has a 42.4 percent interest in the Britannia field, which is one of the largest natural gas/ condensate fields in the United Kingdom sector of the North Sea. Britannia is a centerpiece of Conoco's strategy to increase production and reserves through large, long-lived projects. First production from Britannia occurred in August 1998 and Conoco estimates that the field will have a production life of approximately 30 years. Conoco's proved reserves in Britannia include 1.1 trillion cubic feet of natural gas and 56 million barrels of petroleum liquids at December 31, 1998. Britannia is currently producing 740 million cubic feet of gas per day (gross) and production is expected to fluctuate due to seasonal demand. Conoco and Chevron, the two largest interest holders in the field, jointly operate Britannia.

  Southern North Sea Producing Properties

     Conoco has various equity interests in 13 producing gas fields in the Southern North Sea, a major gas producing area on the United Kingdom continental shelf. These fields mostly feed into the Conoco-operated Theddlethorpe gas processing facility through three Conoco-operated pipeline systems (Viking, LOGGS and CMS). In 1998, Conoco's net production from the Southern North Sea was 98 billion cubic feet of natural gas.

     Conoco believes there are additional development opportunities in the Southern North Sea. One example is the Viking Phoenix project, in which Conoco targeted the development of additional reserves using existing infrastructure and new drilling and completion technology. In November 1998, Conoco started production from this development, for which its proved reserves were 73 billion cubic feet of gas as of December 31, 1998. Conoco holds a 50 percent interest in the Viking Field.

     At year-end 1998, Conoco acquired Canadian Petroleum UK Ltd., the British subsidiary of Canadian Occidental Petroleum Ltd. The acquisition included (1) interests in the Vulcan (7.9 percent), South Valiant (12.5 percent), and Caister (30 percent) gas producing fields; (2) a 15 percent interest in the Caister Murdoch gas pipeline; (3) a ten percent interest in the Eagles gas pipeline; and
(4) interests in eight exploration blocks. As a result of this acquisition, Conoco increased its interest in the Vulcan and South Valiant Fields to 50 percent from 42.1 percent and 37.5 percent, respectively, and increased its stake in the Caister Murdoch gas pipeline to 42.25 percent. Conoco currently operates the Vulcan and South Valiant fields.

  Other United Kingdom Properties and Discoveries

     Conoco also has interests in the Miller (30 percent), Alba (12 percent), Statfjord (4.8 percent in the United Kingdom/10.3 percent in the Norwegian sector), MacCulloch (40 percent), and Banff (32 percent) fields, and the Clair discovery (21 percent). Conoco operates the MacCulloch and Banff fields, both of which will employ floating production, storage and offtake technology. BP Amoco operates the Miller field and the Clair discovery, which is one of the largest undeveloped oil discoveries in Western Europe.

  Interconnector Pipeline and Gas Sales

     The Interconnector pipeline, which connects the United Kingdom and Belgium, will facilitate marketing throughout Europe of the natural gas Conoco produces in the United Kingdom. This pipeline commenced operation in October 1998. Conoco's ten percent share of the Interconnector pipeline allows Conoco to ship approximately 200 million cubic feet of gas per day to the markets in continental Europe. Conoco has long-term contracts (seven to ten years) to supply natural gas to Gasunie in the Netherlands and Wingas in Germany, which fully utilizes this capacity. Because the Interconnector pipeline provides flexibility to flow in either direction, Conoco will be able to take advantage of the long-term and short-term market conditions in both the United Kingdom and continental Europe.

  Norwegian Producing Fields

     Conoco is the sixth largest oil producer in Norway. Conoco has an ownership interest in three of the largest fields in the country: Heidrun, Statfjord and Troll. Conoco also has an interest in the Oseberg South (7.7 percent), Visund (9.1 percent), Jotun (3.75 percent), and Huldra (23.3 percent) discoveries, which are in development, as well as the PL 203 (20 percent) discovery.

     Production from the Heidrun field began in 1995 and is currently averaging 196,000 barrels of petroleum liquids per day (gross). Conoco's share of the proved reserves in the field, based on its 18.125 percent interest, is 119 million barrels of petroleum liquids and 159 billion cubic feet of natural gas. Conoco was the operator for the construction and installation of Heidrun's tension leg platform. Upon first production, Statoil assumed operatorship in accordance with a pre-agreed arrangement. Associated gas from the Heidrun field currently serves as feedstock for a methanol plant that became operational in Norway in 1997. The plant, in which Conoco holds an 18.125 percent interest, is operated by Statoil.

     Conoco, which holds 10.3 and 4.8 percent interests in the Norwegian and United Kingdom sectors of the Statfjord field, respectively, had net proved reserves of 84 million barrels of petroleum liquids and 98 billion cubic feet of natural gas in the field as of December 31, 1998 (total for Norway and the United Kingdom). Conoco is supporting work by Statoil, the operator of Statfjord, to determine ways to slow the natural decline of the field and increase reserves. Conoco also owns a 1.66 percent interest in the Troll gas field, operated by Statoil, and has net proved reserves in the field of 576 billion cubic feet of natural gas and 18 million barrels of petroleum liquids.

  Exploration -- The Atlantic Margin

     Exploration activity in Western Europe is focused on the deepwater Atlantic Margin fairway, which runs from the Voring Basin off the coast of Norway to the Porcupine Basin off the west coast of Ireland. Along the Atlantic Margin, Conoco has significant acreage positions in the Voring Basin, the West of Shetlands and North Rockall Trough areas in the United Kingdom and the Porcupine Basin. In 1997, the United Kingdom government awarded Conoco and three partners exploration licenses for two deepwater blocks, Block 204/14 and 204/15, in the West of Shetlands area. These blocks are adjacent to a discovery in BP Amoco-operated Block 204/19. Conoco, as operator of Blocks 204/14 and 204/15, drilled two wells in 1998 to test the potential of this acreage. The results of the wells are being currently evaluated by Conoco and its partners.

  NORTHERN SOUTH AMERICA AND THE CARIBBEAN

  Petrozuata

     Petrozuata is a key component of Conoco's strategy to increase production and reserves through implementation of long-lived, large development projects and to utilize its proprietary coking technology in other areas of its business. Petrozuata is a joint venture between Conoco, which holds a 50.1 percent non-controlling equity interest (subject to an option that expires May 31, 1999, held by the Venezuelan investment entity SOFIP, to purchase one percent of the joint venture from Conoco), and PDVSA Petroleo y Gas S.A., a subsidiary of Petroleos de Venezuela ("PDVSA"), the national oil company of the Republic of Venezuela, which holds the remaining interest. Petrozuata, the first venture of its kind in Venezuela, is developing an integrated operation to produce extra heavy crude oil from known reserves in the Zuata region of the Orinoco Belt, transport it to the Jose industrial complex on the north coast of Venezuela and upgrade it into a lighter, partially processed refinery feedstock similar to crude oil (synthetic crude), with associated by-products of liquified petroleum gas, sulfur, petroleum coke and heavy gas oil. Conoco's recorded proved reserves related to its interest in this project as of December 31, 1998, were 678 million barrels of oil. Drilling began in 1997 and at December 31, 1998, approximately 60 horizontal wells were in various stages of development, with another 40 wells planned by year-end 1999. The joint venture agreement has a 35-year term, commencing upon the completion of the upgrading facility in 2000, and requires approval of both Conoco and PDVSA Petroleo y Gas S.A. for major Petrozuata decisions.

     The upgrading facility, which will employ Conoco's proprietary delayed coking technology, is currently under construction. The upgrading facility will be located at Jose and is projected to become operational in 2000. Diluted extra heavy crude oil will be transported via a 36-inch pipeline from the field to the Jose industrial complex. An adjacent 20-inch pipeline will return naphtha from the upgrading facility to the field for use as a diluent. Petrozuata has also begun construction of field processing and support facilities and marine facilities for shipping synthetic crude and by-products.

     Petrozuata began early production of extra heavy crude oil in August 1998, and Conoco expects that Petrozuata's production will rise to 120,000 barrels (gross) per day by the time the project's upgrading facility becomes operational. Prior to completion of the upgrading facility, the extra heavy crude will be blended with lighter oils and sold on world markets. Following completion of the upgrading facility, the synthetic crude produced by Petrozuata will either be used as a feedstock for Conoco's Lake Charles refinery and a refinery operated by PDVSA, or will be sold to third parties. Conoco has entered into an agreement to purchase up to 104,000 barrels per day of the Petrozuata synthetic crude for a formula price over the term of the joint venture if Petrozuata is unable to sell the production to third parties for higher prices. All synthetic crude sales will be denominated in United States dollars. By-products produced by the upgrading facility (principally coke and sulfur) will be sold to a variety of domestic and foreign purchasers. The loading facilities at Jose will transfer synthetic crude and some of the by-products to ocean tankers for export. Synthetic crude sales are expected to comprise more than 90 percent of the project's revenues.

  The La Luna Trend

     Exploration activity in northern South America and the Caribbean is focused on a geologic trend known as La Luna. In Venezuela, Conoco conducted seismic surveys in 1997 on the shallow water Gulf of Paria West block, and on the Guanare block in the Merida Andes foothills. Conoco drilled two prospects, one on each block resulting in one dry hole in the Guanare block and one well in the Gulf of Paria West block on which a drill stem test was performed in early 1999. Additional exploration and appraisal work is currently planned for 1999. Conoco currently holds a 50 percent working interest in both the Gulf of Paria West block, which it operates, and the Guanare block, which is operated by Elf Aquitane (in each case subject to dilution to 32.5 percent at the option of a PDVSA affiliate).

     In northwestern Colombia, seismic surveys have been completed in partnership with Texaco on three tracts that Conoco acquired through a 50 percent farm-in. In 1998, Texaco drilled two wells on the acreage (both dry holes) and plans to drill two additional wells in 1999. In addition, Conoco and Texaco acquired a fourth tract in a joint bid in 1998.

     In 1997, Conoco signed a production sharing contract for Blocks 4a and 4b, two large prospective blocks off Trinidad's east coast. A 3D seismic survey was acquired over the acreage in 1997, and Conoco is currently drilling a well to test the potential of this acreage. Conoco is operator of both blocks and has a 50 percent working interest; Texaco holds the remaining working interest in both blocks.

     Seeking additional opportunities in the La Luna Trend, Conoco has conducted a two-year study of the hydrocarbon potential of the entire offshore Barbados area. Encouraged by the study, Conoco has entered into a commitment to acquire seismic data over 50 percent of the original study area and has the option to enter a drilling program to test the potential of this largely unexplored area.

  Phoenix Park

     Conoco holds a 39 percent equity interest in Phoenix Park Gas Processors Limited, a joint venture with the National Gas Company of Trinidad and Tobago Limited, that processes gas in Trinidad and markets in the eastern Caribbean. Phoenix Park owns a gas processing plant, a fractionator producing propane, mixed butane and natural gasoline, storage tanks and a liquified petroleum gas marine loading dock. These facilities produce over 11,000 barrels per day (gross) of NGLs. Phoenix Park is currently expanding its facilities to process up to 1.4 billion cubic feet of gas per day, increase fractionation capacity to 33,000 barrels per day, and add additional storage and marine export facilities. This expansion is expected to be completed in mid-1999.

  ASIA PACIFIC

     Conoco has a 30-year operating history in Indonesia. The focus of Conoco's effort in the Asia Pacific region is its operations in the Indonesian sector of the Natuna Sea. In this area, Conoco is the operator of the Block B and North West Natuna Sea Block II production sharing contracts. Conoco also has interests in exploration blocks in Cambodia, Vietnam and New Zealand.

  West Natuna Gas Project

     In 1996, Conoco, as operator of the South Natuna Sea Block B PSC, along with the other participants in Block B and the interest holders in the Block A and Kakap production sharing contracts, formed the "West Natuna Group", with the aim of jointly marketing gas from the West Natuna Area to Singapore. In January 1999, Pertamina (the Indonesian state-owned oil and gas company), Sembgas (a company owned by Sembcorp Industries, Temasek and Tracetebel, which will act as buyers of the gas) and the West Natuna Group entered into a definitive set of agreements, providing for the sale and purchase of natural gas from specified fields in the production sharing contracts operated by the West Natuna Group.

     These agreements provide for gas deliveries to begin by mid-2001 that will rise to a sales rate of 325 million cubic feet per day. Sembgas will sell the gas to a series of end users (including Tuas Power,

Sembcorp Cogen and Esso Chemicals) who will use the gas for industrial purposes, primarily power generation. The West Natuna Group has entered into a gas supply agreement with Pertamina in which they have undertaken to develop a series of fields and to supply the gas produced to Pertamina for the sale to Sembgas. In addition, each of the production sharing contracts has been extended to allow the West Natuna Group to support Pertamina for the expected 22 year life of the contract with Sembgas.

     A 300-mile 28-inch submarine pipeline (along with smaller gathering pipelines) will be built by the West Natuna Group to transport the gas from the West Natuna Sea fields to Singapore. Conoco will be the operator of the pipeline system (including the receiving terminal in Singapore). Contractual arrangements between the West Natuna Group, Pertamina and Sembgas to govern the construction and operation of the pipeline are in place. An engineering, procurement, construction and installation contract to build the pipeline is currently being bid. The agreements provide for the supply of approximately one trillion cubic feet of natural gas from fields in Block B to Sembgas. Block B's share of production will reach 140 million cubic feet of gas daily. Block B constitutes
43.1 percent of the West Natuna Group and Conoco owns a 40 percent interest in Block B and has net proved reserves of 197 billion cubic feet of natural gas.

  Belida and Sembilang Fields, Indonesia

     Conoco holds a 40 percent interest in and serves as operator of the Belida and Sembilang oil fields in the Block B PSC. An ongoing infill drilling program in the Belida Field maintained gross production for the Indonesian fields in the range of 85,000 barrels per day in 1998.

  CANADIAN ROCKIES

     Conoco has had significant exploration success in the 1990's in the foothills east of the Canadian Rockies. In this area, Conoco has an interest in 209,000 net acres, much of which has yet to be developed. Development plans for 1999/2000 include bringing on-stream two more of the foothills discoveries. In addition to the discoveries in the foothills trend, Conoco has a significant interest in the Peco Gas Field, located just east of the foothills. Conoco also owns 100 percent of the Peco gas processing plant, which processes gas from the Peco Field and two of the foothills discoveries.

  RUSSIA

     Conoco holds a 50 percent direct (plus a 4.7 percent indirect) ownership interest in Polar Lights Company, a Russian limited liability company established in January 1992. Polar Lights, the first Russian-Western joint venture to develop a major new oil field, was established to develop the Ardalin oil field discovered in 1988 by the Russian state enterprise GP Arkhangelskgeologia. Ardalin is located in the Arctic tundra approximately 1,000 miles northeast of Moscow. As of December 31, 1998, Conoco's share of proved reserves was 42 million barrels of petroleum liquids, with an additional eight million barrels of net proved reserves at the adjacent oil fields -- Kolva and Dusushev. Polar Lights started producing oil in August 1994 and gross production has increased from an average 21,000 barrels per day in 1994 to an average 35,000 barrels per day in 1998. Oil is transported through the existing Russian pipeline system and is then exported or sold on the domestic market.

     In March 1998, Conoco signed a memorandum of understanding with OAO Lukoil, Russia's largest oil company, to jointly study the development of petroleum reserves in the 1.2 million acre block known as the Northern Territories in the Timan-Pechora region in northern Russia, which includes the large undeveloped Yuzhno Khilchuyu oil field. The memorandum of understanding followed Lukoil's purchase in December 1997 of a majority interest in OAO Arkhangelskgeoldobycha (successor to GP Arkhangelskgeologia), Conoco's original partner in the Northern Territories. In November 1998, Conoco and Lukoil signed a second memorandum of understanding to work together to draw up and submit all documents required by the Russian government to develop the Northern Territories under production sharing agreement terms, to secure funding for the project and to work together to resolve other outstanding issues.

     In July 1998, Conoco acquired a 15.667 percent interest in OAO Arkhangelskgeoldobycha for approximately $33 million. OAO Arkhangelskgeoldobycha owns a 30 percent interest in Polar Lights.

  WEST AFRICA

     In 1997, Conoco, in partnership with Express Petroleum and Gas Company Ltd. of Nigeria, announced the production of first oil from the shallow water Ukpokiti field, located offshore in the western Niger delta. Conoco currently has a 90 percent revenue interest in the field. Total production from the field is currently 20,000 barrels per day of oil, and Conoco's net proved reserves as of December 31, 1998 were 13.2 million barrels of oil. Express operates Ukpokiti, and Conoco provides technical and operational assistance in the field's development, which included three remote caisson-type structures, five wells, and the conversion of the Conoco tanker "Independence" into a floating production and storage offtake vessel. With a 1.7 million barrel storage capacity, the vessel also serves as an export terminal.

     In addition to its interest in the Ukpokiti field, Conoco has a 47.5 percent working interest in the deepwater OPL 220 license off the coast of Nigeria, which is operated by Conoco and encompasses 600,000 acres. Conoco has acquired a 3D seismic survey and drilled two wells on this license. The first well, which was drilled in 1997, found only gas and was non-commercial. The second well was drilled in 1998 and encountered both oil and gas-filled sands. Conoco and its partner, Exxon, are currently evaluating results from this second well.

  MIDDLE EAST

     In Dubai, United Arab Emirates, Conoco has operated four fields since their discovery between 1966 and 1973. Currently, Conoco is using horizontal drilling techniques and advanced reservoir drainage technology to enhance the efficiency of the offshore production operations and improve recovery rates.

  OIL AND NATURAL GAS RESERVES

     Conoco's estimated proved reserves at December 31, 1998 were 2,622 million BOE, consisting of 1,591 million barrels of oil and 6,183 billion cubic feet of natural gas.

     Oil and gas proved reserves cannot be measured precisely. The reserve data set forth in this report is only an estimate. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas. Reserve estimates are based on many factors related to reservoir performance which require evaluation by engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs as well as extensive engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserve estimate.

     At lower prices for crude oil and natural gas, it may no longer be economic to produce certain reserves. Actual production, revenues and expenditures with respect to Conoco's reserves will likely vary from estimates, and such variances may be material.

     The following table sets forth by region Conoco's proved oil reserves at year-end for the past five years:

                                                                        DECEMBER 31
                                                             ----------------------------------
                                                             1998    1997    1996   1995   1994
                                                             -----   -----   ----   ----   ----
                                                                   (MILLIONS OF BARRELS)
PROVED OIL RESERVES(1)
CONSOLIDATED COMPANIES
United States..............................................    261     277   299    294    336
Europe.....................................................    410     421   413    408    394
Other Regions..............................................    192     195   214    231    223
                                                             -----   -----   ---    ---    ---
  Worldwide................................................    863     893   926    933    953
SHARE OF EQUITY AFFILIATES
Europe.....................................................     50      51    47     44     35
Other Regions(2)...........................................    678     680    --     --     --
                                                             -----   -----   ---    ---    ---
          Total Proved Oil Reserves........................  1,591   1,624   973    977    988
                                                             =====   =====   ===    ===    ===

---------------

(1) Proved oil reserves comprise crude oil, condensate and NGLs expected to be removed for Conoco's account from its natural gas production.

(2) Represents Conoco's equity share of the Petrozuata venture in Venezuela.

     The following table sets forth by region Conoco's proved natural gas reserves at year-end for the past five years:

                                                                      DECEMBER 31
                                                         -------------------------------------
                                                         1998    1997    1996    1995    1994
                                                         -----   -----   -----   -----   -----
                                                               (BILLIONS OF CUBIC FEET)
PROVED NATURAL GAS RESERVES
CONSOLIDATED COMPANIES
United States..........................................  2,319   2,235   1,822   1,891   1,749
Europe.................................................  3,053   3,060   3,068   2,649   2,431
Other Regions..........................................    430     196     173     169     150
                                                         -----   -----   -----   -----   -----
  Worldwide............................................  5,802   5,491   5,063   4,709   4,330
SHARE OF EQUITY AFFILIATES
United States..........................................    381     370     333     339     344
                                                         -----   -----   -----   -----   -----
          Total Proved Natural Gas Reserves............  6,183   5,861   5,396   5,048   4,674
                                                         =====   =====   =====   =====   =====

  PRODUCTION DATA

     Conoco's oil and natural gas production, excluding NGLs from gas plant ownership, averaged 583,000 BOE per day in 1998, compared with 575,000 BOE per day in 1997. As a percentage of total production, natural gas production was 40 percent and 35 percent in 1998 and 1997, respectively.

     The table below shows Conoco's interests in average daily oil production and natural gas production for the past three years. Oil production comprises crude oil and condensate produced for Conoco's account, plus its share of NGLs removed from natural gas production from owned leases. Natural gas production represents Conoco's share of production from leases in which it has an ownership interest. Natural gas liquids processed represents Conoco's share of NGLs acquired through gas plant ownership.

                                                              1998     1997     1996
                                                              ----     ----     ----
                                                              (THOUSANDS OF BARRELS
                                                                     PER DAY)
NET AVERAGE DAILY OIL PRODUCTION
  CONSOLIDATED COMPANIES
     United States..........................................   79       90       91
     Europe.................................................  152      176      182
     Other Regions..........................................   95       92       88
                                                              ---      ---      ---
          Total Net Production -- Consolidated Companies....  326      358      361
  SHARE OF EQUITY AFFILIATES
     Europe.................................................   17       16       13
     Other Regions..........................................    5       --       --
                                                              ---      ---      ---
          Total Net Production -- Equity Affiliates.........   22       16       13
                                                              ---      ---      ---
          Total Net Oil Production Per Day..................  348      374      374
                                                              ===      ===      ===

                                                               1998     1997     1996
                                                              ------   ------   ------
                                                              (MILLIONS OF CUBIC FEET
                                                                      PER DAY)
NET AVERAGE DAILY NATURAL GAS PRODUCTION
  CONSOLIDATED COMPANIES
     United States..........................................    873      709      738
     Europe.................................................    470      432      416
     Other Regions..........................................     53       46       41
                                                              -----    -----    -----
          Total Net Production -- Consolidated Companies....  1,396    1,187    1,195
  SHARE OF EQUITY AFFILIATES
     United States..........................................     15       16       16
                                                              -----    -----    -----
          Total Net Natural Gas Production Per Day..........  1,411    1,203    1,211
                                                              =====    =====    =====

                                                              1998    1997    1996
                                                              -----   -----   -----
                                                              (THOUSANDS OF BARRELS
                                                                    PER DAY)
NET AVERAGE DAILY NATURAL GAS LIQUIDS PROCESSED
  CONSOLIDATED COMPANIES
     United States(1).......................................     55      55      58
  SHARE OF EQUITY AFFILIATES
     United States..........................................      8       8       8
     Other Regions..........................................      4       5       5
                                                              -----   -----   -----
          Total Net Processed -- Equity Affiliates..........     12      13      13
                                                              -----   -----   -----
          Total Net Natural Gas Liquids Processed Per Day...     67      68      71
                                                              =====   =====   =====

---------------

(1) 1997 and 1996 were restated to include only NGLs received as a processing fee.

     See the Supplemental Petroleum Data in the Consolidated Financial Statements of Conoco included in this Offering Circular -- Prospectus for the annual production volumes of oil (crude oil, condensate and natural gas liquids) and natural gas from proved reserves. Proved oil production volumes exclude natural gas liquids from plant ownership.

     The following table sets forth Conoco's average production costs per BOE produced, average sales prices per barrel of crude oil and condensate sold and average sales prices per mcf of natural gas sold for the three-year period ended December 31, 1998.

                                                             TOTAL     UNITED             OTHER
                                                           WORLDWIDE   STATES   EUROPE   REGIONS
                                                           ---------   ------   ------   -------
                                                                  (UNITED STATES DOLLARS)
For the year ended December 31, 1998(1)
  Average production costs per barrel of oil equivalent
     of petroleum produced(2)............................   $ 3.95     $ 3.69   $ 4.54   $ 3.21
  Average sales prices of produced petroleum(3)
     Per barrel of crude oil and condensate sold.........    12.37      12.17    12.61    12.12
     Per mcf of natural gas sold.........................     2.24       1.96     2.86     1.42
For the year ended December 31, 1997(1)
  Average production costs per barrel of oil equivalent
     of petroleum produced(2)............................     4.21       4.23     4.51     3.40
  Average sales prices of produced petroleum(3)
     Per barrel of crude oil and condensate sold.........    18.58      17.93    18.93    18.35
     Per mcf of natural gas sold(4)......................     2.44       2.18     3.25     1.41
For the year ended December 31, 1996(1)
  Average production costs per barrel of oil equivalent
     of petroleum produced(2)............................     3.84       4.11     4.13     2.50
  Average sales prices of produced petroleum(3)
     Per barrel of crude oil and condensate sold.........    20.11      18.68    20.94    19.47
     Per mcf of natural gas sold(4)......................     2.12       1.70     2.92     1.24

---------------

(1) Excludes Conoco's share of equity affiliates.

(2) Average production costs per barrel of equivalent liquids, with natural gas converted to liquids at a ratio of 6,000 cubic feet of gas to one barrel of liquid.

(3) Excludes proceeds from sales of interest in oil and gas properties.

(4) 1997 and 1996 restated from wet gas price to dry gas price.

  DRILLING AND PRODUCTIVE WELLS

     The following table sets forth Conoco's drilling wells and productive wells by region as of December 31, 1998.

                                                              TOTAL     UNITED             OTHER
                                                            WORLDWIDE   STATES   EUROPE   REGIONS
                                                            ---------   ------   ------   -------
                                                                      (NUMBER OF WELLS)
Number of wells drilling(1)(3)
  Gross...................................................       56        33      11        12
  Net.....................................................       23        16       2         5
Number of productive wells(2)(3)
  Oil wells -- gross......................................    7,553     6,989     236       328
            -- net........................................    2,659     2,517      22       120
  Gas wells -- gross......................................    8,593     8,364     159        70
             -- net.......................................    4,370     4,267      43        60

---------------

(1) Includes wells being completed.

(2) Approximately 182 gross (31 net) oil wells and 742 gross (275 net) gas wells have multiple completions.

(3) Excludes Conoco's share of equity affiliates.

  DRILLING ACTIVITY

     The following table sets forth Conoco's net exploratory and development wells drilled by region for the three-year period ended December 31, 1998.

                                                              TOTAL     UNITED             OTHER
                                                            WORLDWIDE   STATES   EUROPE   REGIONS
                                                            ---------   ------   ------   -------
                                                               (NUMBER OF NET WELLS COMPLETED)
For the year ended December 31, 1998(1)
  Exploratory -- productive...............................      7.3       2.2     1.1       4.0
               -- dry.....................................     14.0       5.4     1.9       6.7
  Development -- productive...............................    234.8     215.9     2.8      16.1
                 -- dry...................................     13.0      13.0     0.0       0.0
For the year ended December 31, 1997(1)
  Exploratory -- productive...............................      7.1       3.7     1.6       1.8
               -- dry.....................................     18.4      11.7     4.9       1.8
  Development -- productive...............................    142.6     126.9     5.4      10.3
                 -- dry...................................     10.2       7.2     0.0       3.0
For the year ended December 31, 1996(1)
  Exploratory -- productive...............................     42.8       1.6     2.0      39.2
               -- dry.....................................     20.5      10.3     4.0       6.2
  Development -- productive...............................     89.9      73.1     6.1      10.7
                 -- dry...................................     17.3      13.5     0.3       3.5

---------------

(1) Excludes Conoco's share of equity affiliates.

  DEVELOPED AND UNDEVELOPED PETROLEUM ACREAGE

     The following table sets forth Conoco's developed and undeveloped petroleum acreage by region as of December 31, 1998.

                                                              TOTAL     UNITED             OTHER
                                                            WORLDWIDE   STATES   EUROPE   REGIONS
                                                            ---------   ------   ------   -------
                                                                    (THOUSANDS OF ACRES)
Developed acreage(1)
  Gross...................................................    7,691     3,253    1,023     3,415
  Net.....................................................    3,121     1,534      265     1,322
Undeveloped acreage(1)
  Gross...................................................   93,254     3,613    4,829    84,812
  Net.....................................................   61,564     2,428    1,588    57,548

---------------

(1) Excludes Conoco's share of equity affiliates.

     Conoco is not required to file, and has not filed on a recurring basis, estimates of its total proved net oil and gas reserves with any U.S. or non-U.S. governmental regulatory authority or agency other than the Department of Energy and the SEC. The estimates furnished to the DOE have been consistent with those furnished to the SEC. They are not necessarily directly comparable, however, due to special DOE reporting requirements such as requirements to report in some instances on a gross, net or total operator basis, and requirements to report in terms of smaller units. In no instance have the estimates for the DOE differed by more than five percent from the corresponding estimates reflected in total reserves reported to the SEC.

DOWNSTREAM

  SUMMARY

     Downstream operations encompass refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. Downstream operations are organized regionally with operations in the United States, Europe and the Asia Pacific region. United States and European operations each provided about one-half (55 and 56 percent, respectively) of total Downstream earnings in 1998, partially offset by a small loss resulting from start-up activities in Asia Pacific. Downstream's objective is to continue to provide an appropriate return on investment by improving the competitiveness of the core business, while providing free cash flow to fund growth in Upstream, as well as in new Downstream businesses. Consistent with such objectives, Conoco has in the past, and may from time to time in the future, purchase or sell Downstream assets. Conoco may also consider forming alliances or joint ventures to hold and operate all or a selected part of its Downstream assets, either to optimize the efficiency of such operations through achieving economies of scale or, in certain circumstances, to monetize a portion of the value of such assets.

     Conoco has made capital investments in Downstream activities averaging approximately $600 million per year for the last three years. 1998 capital investments in Downstream activities were approximately $530 million.

     Downstream's strengths are in processing heavy, high sulfur and acidic crudes, upgrading bottom-of-the barrel feedstocks via coking technology, maintaining low cost, high volume retail marketing operations and developing specialty products. Approximately 50 percent of Conoco's worldwide refining capacity is designed to process heavy, high sulfur crude. The Humber refinery in the United Kingdom can process about 44 percent acidic crudes in its crude slate. Conoco has applied its coking technology to nearly all of its refining operations throughout the world. This has enabled Conoco to become a world leader in producing petroleum coke products, such as high value graphite and anode coke, which are used in the production of electrodes and anodes for the steel and aluminum industries, respectively. Conoco has also licensed its fuel coking technology around the world, which has in turn created other business development opportunities.

     Conoco produces and markets a full range of refined petroleum products, including gasolines, diesel fuels, heating oils, aviation fuels, heavy fuel oils, asphalts, lubricants, petroleum coke products and petrochemical feedstocks. Conoco owns and operates, or is a partner in the operation of nine refineries worldwide with a total crude and condensate capacity of 807,000 barrels per calendar day. Refining capacity is distributed 62 percent in the United States, 33 percent in Europe and 5 percent in the Asia Pacific region.

     Capacity has risen by over 185,000 barrels per day, or 30 percent, since year end 1995 as a result of the expansion of the Lake Charles refinery, the upgrade of the Humber refinery, the acquisition of an interest in two refineries in the Czech Republic and an investment in the new Melaka refinery in Malaysia. In the United States, Conoco primarily markets through low cost wholesale operations. Conoco has a growing marketing presence in Europe and Asia Pacific, where it is a leader in operating low cost, high volume retail stations. In 1998, refined product sales averaged 1,049,000 barrels per day, distributed 68 percent, 31 percent and one percent in the United States, Europe and the Asia Pacific region, respectively.

  UNITED STATES

     Conoco's four U.S. refineries are high conversion facilities with design capacity to process over 50 percent high sulfur crude oils, much of which is also heavy crude. A principal factor affecting the profitability of Conoco's U.S. operations is the price of refined products in relation to the cost of crude oils and other feedstocks processed. Because Conoco is able to process a relatively large portion of heavy, high sulfur crude oil, the cost advantage of these crude oils, such as those from Mexico, Venezuela and Canada, over lighter, low sulfur crude oils, such as West Texas Intermediate, is particularly significant.

Over half of Conoco's U.S. refining capacity is located in inland markets and therefore benefits from the price differential for products produced and sold inland versus those produced and sold on the Gulf Coast.

     Integration of refining, transportation and marketing, and continuous improvement initiatives have provided increased profitability through improvements in refinery reliability, utilization, product yield and energy usage. Since the end of 1994, Conoco has increased refining input at its four U.S. refineries by approximately 14 percent, while lowering average operating expenses by approximately $2.00 per barrel of refinery input. Conoco has improved market share through geographic concentration of markets.

     Conoco intends to limit future capital investments in Downstream United States, excluding large, non-discretionary, regulatory-driven projects and selected growth projects, to a level that is less than half of Downstream United States' operating cash flow. Capital expenditures were approximately $201 million in 1998, a decline of approximately $26 million compared to $227 million in 1997, reflecting the completion of major projects. Conoco is positioned to make the necessary clean fuels investments at its refineries over the next five years in support of changing motor fuel specifications. Conoco also plans to make investments at the Lake Charles refinery to facilitate processing of Petrozuata synthetic crude.

  Refining

     Conoco operates four wholly owned refineries in the United States. The following tables outline the rated crude and condensate distillation capacity as of December 31 for each of the past five years, and the average daily crude, condensate and other inputs for each of the past five years.

                                                                        DECEMBER 31
                                                              --------------------------------
                                                              1998   1997   1996   1995   1994
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY CRUDE AND CONDENSATE CAPACITY
Lake Charles, Louisiana.....................................  226    226    226    191    182
Ponca City, Oklahoma........................................  168    155    155    150    140
Denver, Colorado............................................   58     58     58     58     58
Billings, Montana...........................................   52     52     52     49     49
                                                              ---    ---    ---    ---    ---
          Total.............................................  504    491    491    448    429
                                                              ===    ===    ===    ===    ===

                                                                        DECEMBER 31
                                                              --------------------------------
                                                              1998   1997   1996   1995   1994
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY INPUTS(1)
Lake Charles, Louisiana
  Crude and condensate(2)...................................  216    211    177    179    183
  Other feedstocks..........................................   24     23     21     23     24
Ponca City, Oklahoma
  Crude and condensate(2)...................................  167    161    150    151    144
  Other feedstocks..........................................    4      2      2      5      2
Denver, Colorado
  Crude and condensate(2)...................................   50     53     49     49     47
  Other feedstocks..........................................    0      0      0      0      0
Billings, Montana
  Crude and condensate(2)...................................   52     51     51     45     48
  Other feedstocks..........................................    3      3      3      3      3
          Total crude and condensate........................  485    476    426    424    422
          Total other feedstocks............................   31     27     26     31     30

---------------

(1) Includes feedstocks in addition to crude and condensate on which rated capacity is based.

(2) Includes actual crude and condensate runs, which may exceed rated capacity.

     Conoco's U.S. consolidated refined product yields by volume in 1998 were 49 percent motor gasoline, 40 percent middle distillates, including jet and diesel fuel, 11 percent residual fuel oil and asphalt and other products, including petroleum coke, lubricants and liquified petroleum gases.

  Lake Charles Refinery and Related Facilities

     Conoco's Lake Charles refinery, located in Westlake, Louisiana, is a fully integrated, high conversion facility which has a crude and condensate capacity of 226,000 barrels per day and processes both heavy, high sulfur crude oil and low sulfur crude oil. The refinery's Gulf Coast location provides access to numerous cost effective domestic and international crude oil sources. The crude design capacity is approximately 170,000 barrels per day of heavy, high sulfur crudes with the remaining 56,000 barrels per day of local, domestically supplied low sulfur crudes. While the types and origins of these lower priced, heavy, high sulfur crudes can vary, the majority consists of Venezuelan and Mexican crudes delivered via tanker. The Lake Charles refinery products can be delivered by truck, rail or major common carrier product pipelines partially owned by Conoco which serve the eastern and mid-continent United States. In addition, refinery products can be sold into export markets through the refinery's marine terminal.

     The ability to refine both low sulfur and heavy, high sulfur crudes at the Lake Charles refinery provides a competitive advantage to Conoco by enabling the refinery to produce from relatively low-cost feedstocks a full range of products including gasolines, jet fuel, diesel fuel, petroleum coke, lube oils, LPG and other specialty products. The refinery facilities include fluid catalytic cracking, delayed coking and hydrodesulfurization units which enable it to maximize its upgrade of heavier crude oil. A crude unit expansion and a new catalytic reformer were completed in conjunction with the Excel Paralubes project to take advantage of synergies generated between the two facilities. Conoco is making investments in the Lake Charles refinery so that in the future it will be able to process Petrozuata synthetic crude.

     Integration of fuels and specialty products plays an important role in maximizing product value at the refinery. Intermediates produced from low sulfur crude processing allow the refinery to supply the heaviest, highest boiling range material in the crude to the Cit-Con lube plant (owned 35 percent by Conoco) for base oils, finished lubes and wax production. Other intermediates are exchanged with a neighboring chemical plant complex for further processing.

     The refinery supplies high sulfur gas oil to Excel Paralubes (a 50/50 joint venture between Conoco and Pennzoil-Quaker State), which owns a hydrocracked lubricating base oil facility. Excel Paralubes' state-of-the-art lube oil facility produces approximately 17,000 barrels per day of high quality hydrocracked base oils, representing approximately ten percent of U.S. lubricating base oil production. Hydrocracked base oils are second in quality only to synthetic base oils, but are produced at a much lower cost. The refinery produces other specialty intermediates for making solvents to supply the recently formed Penreco joint venture company (also a joint venture with Pennzoil-Quaker State). Penreco manufactures and markets highly refined specialty petroleum products for global markets.

     The Lake Charles facilities also include a specialty coker and calciner that manufacture the more highly valued graphite and anode petroleum cokes for the steel and aluminum industries, and provide a substantial increase in light oils production by converting the heaviest part of the crude barrel into diesel fuel and gasoline. In addition, green petroleum coke is supplied to a nearby coke calcining venture.

  Ponca City Refinery

     Conoco's refinery located in Ponca City, Oklahoma has a crude and condensate capacity of 168,000 barrels per day of light, high sulfur and light, low sulfur crudes. Both foreign and domestic crudes are delivered by pipeline from offshore, Oklahoma, Kansas, and North and West Texas fields. Finished products are shipped by truck, rail and company-owned and common carrier pipelines to markets throughout the mid-continent region.

     The Ponca City refinery is a high conversion facility that produces a full range of products, including gasoline, jet fuel, diesel, LPG and anode and fuel grade petroleum cokes. The refinery's facilities include fluid catalytic cracking, delayed coking and hydrodesulfurization units, which enable it to produce high ratios of gasoline and diesel fuel from crude oil.

  Denver Refinery

     Conoco's Denver refinery, located in Commerce City, Colorado, has a crude and condensate capacity of 58,000 barrels per day, processing a mixture of Canadian heavy, high sulfur crudes, and domestic heavy, high sulfur crude oils and low sulfur crude oils. Almost all crude oil processed at the refinery is transported via pipeline. Products are delivered predominantly through a local truck loading terminal to the east side of the Rockies but also by rail and pipelines to other Colorado markets. The refined gasoline products from the Denver refinery help supply Conoco's marketing operations in the Rocky Mountain states.

     The Denver refinery is a high conversion refinery that produces a full range of products including gasolines, jet fuels, diesel and asphalt. The refinery's upgrading units enable it to process a crude slate containing nearly 50 percent heavy, high sulfur crude. Conoco has a processing agreement with a refinery located in Cheyenne, Wyoming, that has coking capabilities from which the refinery receives intermediate feedstocks for processing into finished products. The Denver refinery also supplies KC Asphalt (a 50/50 joint venture between Conoco and Koch Industries) with high quality asphalt products. Both of these ventures enable Conoco to turn relatively low value intermediates into higher margin products.

  Billings Refinery

     Conoco's Billings, Montana refinery has a crude and condensate capacity of 52,000 barrels per day, processing a mixture of over 80 percent Canadian heavy, high sulfur crude plus domestic high sulfur and low sulfur crude oils all delivered by pipeline. Products from the refinery are delivered via company-owned pipelines, rail, and trucks, thereby supplying Conoco's extensive branded marketing operations in eastern Washington and the northern Rocky Mountain states. The refinery's proximity to its primary source of crude and its ability to refine both low sulfur and heavy sulfur crudes provides Conoco with significant competitive advantages.

     The Billings refinery is a high conversion refinery that produces a full range of products including gasolines, jet fuels, diesel and fuel grade petroleum coke. The Billings refinery has a very high conversion rate and the capability to process less expensive, very heavy, high sulfur crudes. A delayed coker converts heavy, high sulfur residue into higher value light oils. A gas oil hydrotreating unit and hydrogen plant improve the light oil production yields and remove the additional sulfur contained in these heavy, high sulfur crudes.

  Marketing

     In the United States, Conoco markets gasoline, utilizing the Conoco brand, in 33 states (20 of which represent primary markets) in the southeast, mid-continent and Rocky Mountain regions. Market growth continues to be targeted to those areas where Conoco can obtain a strong market share and areas that leverage supply from its U.S. refineries and those distribution systems in which it has an ownership position. Increasing operating market share has resulted in particularly strong brand recognition in the Rocky Mountain and mid-continent markets.

     Conoco gasoline is sold through approximately 4,900 branded stations in the United States, 95 percent through retail outlets owned by independent wholesale marketers and five percent through 255 company-owned stores at year end 1998. Conoco markets gasoline primarily through the wholesale channel in the United States because it requires a lower capital investment than company-owned retail stations but still provides a secure, branded outlet for Conoco's products. Conoco operates retail stations to establish brand standards and image as well as to better understand the independent distributors in order to provide programs and services to them and the consumer. Building on this knowledge, Conoco has recently introduced "breakplace(R)," a new concept in convenience store design. This new format, involving the complete redesign of an outlet's exterior and interior, is designed to increase the frequency and transaction size of customer visits by catering to the needs of the "convenience connoisseur." There were 34 breakplace(R) locations as of December 31, 1998, and Conoco is licensing the trademark to marketers. Many more stores in the network have adopted comprehensive offerings patterned after the format, thereby supporting wholesale marketing and elevating Conoco's brand perception to the consumer.

     At year-end 1998, CFJ Properties, a 50/50 joint venture between the Company and Flying J, owned and operated 83 truck travel plazas that carry both the Conoco and Flying J brands and provide a secure outlet for the Company's diesel production. In addition, bulk sales of all refined petroleum products are made to commercial, industrial and spot market customers.

  Transportation

     Conoco has approximately 6,500 miles of crude and product mainline pipelines in the United States, including those partially owned and/or operated by affiliates. Conoco also owns and operates 38 finished product terminals, six liquified petroleum gas terminals, one crude terminal and one coke-exporting facility. Conoco's crude pipeline interests and terminals provide integral logistical links between crude sources and refineries to lower crude costs. The product pipelines serve as secure links between refineries and key products markets. Conoco's U.S. pipeline system transported an average of 909,000 barrels per day in 1998. Conoco's equity share of shipments on affiliate pipelines was an additional 383,000 barrels per day.

     Conoco currently operates a fleet of seven seagoing crude oil tankers, principally of Liberian registry, including five double-hulled tankers. Conoco operates a 100 percent double-hulled tanker and barge fleet in United States waters. Four vessels are used to provide secure transportation to the Lake Charles refinery, two others are in use in the Asia Pacific market (currently slated for disposition later this year) and another is on lease to a third party for use as a shuttle tanker for the Heidrun field in the North Sea, in which Conoco has an interest. An eighth vessel is being used as a floating production storage and offtake vessel off the coast of Nigeria. Two additional double-hulled tankers are currently under construction and will be joining the fleet in the Gulf of Mexico in 1999.

  EUROPE

     Conoco's European refining and marketing activities are conducted in 17 countries. Conoco's primary European markets are in the United Kingdom and Germany, which together accounted for 96 percent of its European Downstream after-tax earnings in 1998. Conoco also has marketing operations in Austria, Belgium, Denmark, Finland, France, Luxembourg, Norway, Sweden, and Switzerland. More recently Conoco has entered the faster growing markets in the Czech Republic, Hungary, Poland, Slovakia, Spain and Turkey. The marketing operations in Central and Eastern Europe are complemented by an equity interest in two refineries in the Czech Republic.

     Conoco's European Downstream strategy has been to operate low cost, high volume retail outlets in selected key markets where it has a competitive advantage, pursue opportunities in growth regions, and maintain its Humber refinery and the Mineraloel Raffinerie Oberrhein GmbH ("MiRO") joint venture refinery, in the United Kingdom and Germany, respectively, as top performers in Europe. Conoco plans to redirect cash generated by its mature European businesses to other parts of Upstream and Downstream operations and to the identified European growth markets.

     Conoco invested approximately $180 million in its Downstream European operations in both 1997 and 1998 and expects to invest about $225 million in 1999. Conoco continues to implement relatively low-cost projects in its refining operations designed to increase production and yields, while reducing feedstock costs and operating expenses. Conoco plans to continue to direct capital expenditures for marketing operations, which are expected to be approximately 50 percent of the European Downstream total capital expenditures, toward construction of new stations in growth markets, primarily in Central and Eastern Europe and also in its areas of competitive strength in Germany, Austria and the Nordic countries.

     Conoco's European Downstream profitability is affected by several factors. As with all refining operations, the difference between the market price of refined products and the cost of crude oil is the major factor. Conoco's European refineries are able to process lower cost crudes or upgrade other

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

feedstocks into high value finished products. In addition, since the United Kingdom refinery also processes fuel oil as a feedstock, the price difference between low sulfur fuel oil and finished products is important to earnings. European operations also include significant retail marketing volumes, and therefore earnings are driven by retail margins, fuel and convenience product sales and operating expenses in the various countries where Conoco operates.

  Refining

     Conoco's principal European refining operations are located in the United Kingdom, Germany and the Czech Republic. Since early 1996, the expansion of Conoco's Humber refinery in the United Kingdom, the formation of the MiRO joint venture through consolidation with a neighboring German refinery and the purchase of a share in a joint venture owning two Czech Republic refineries have increased Conoco's European crude refining capacity by approximately 52 percent (90,000 barrels per day). Conoco has continuously upgraded its refineries in Europe since the early 1990's and the configuration and output of the refineries are two of Conoco's primary sources of competitive advantage.

     Conoco has undertaken a major capital investment program totaling approximately $350 million from 1994 through 1998 to process lower cost feedstocks and increase conversion capacity, product quality and energy efficiency at the Humber refinery. Conoco plans to make in excess of $100 million in capital expenditures at the Humber refinery in 1999 in order to continue to improve reliability and efficiency and to make investments to meet clean fuel specifications. Conoco is also participating in upgrading projects at its joint venture owned refineries in Germany and the Czech Republic.

     The following tables outline the rated crude and condensate distillation capacity as of December 31 for each of the past five years and the annual average daily crude and condensate and other inputs for each of the past five years.

                                                                      DECEMBER 31
                                                        ----------------------------------------
                                                        1998     1997     1996     1995     1994
                                                        ----     ----     ----     ----     ----
                                                             (THOUSANDS OF BARRELS PER DAY)
REFINERY CRUDE AND CONDENSATE CAPACITY
Humber, United Kingdom................................  180      180      180      130      130
MiRO, Germany(1)......................................   54       54       43       43       43
Czech Republic(2).....................................   29       29       29       --       --
                                                        ---      ---      ---      ---      ---
          Total(3)....................................  263      263      252      173      173
                                                        ===      ===      ===      ===      ===

---------------

(1) The 1998 and 1997 figures represent Conoco's 18.75 percent interest in the MiRO refinery complex at Karlsruhe, Germany. For the years 1996 and earlier, Conoco's interest was 25 percent of the OMW refinery.

(2) Represents Conoco's 16.33 percent interest in two Czech Republic refineries.

(3) Does not include Conoco's indirect 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey acquired as a result of its marketing joint venture in Turkey.

                                                                        DECEMBER 31
                                                              --------------------------------
                                                              1998   1997   1996   1995   1994
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY INPUTS(1)
Humber, United Kingdom(2)
  Crude and condensate(3)...................................  165    137    121    133    125
  Other feedstocks..........................................   57     56     76     74     59
MiRO, Germany(4)
  Crude and condensate(3)...................................   54     51     47     46     46
  Other feedstock...........................................    3     11     13     13     15
Czech Republic(5)
  Crude and condensate(3)...................................   20     21     22     --     --
  Other feedstocks..........................................    1      1      1     --     --

          Total crude and condensate(6).....................  239    209    190    179    171
          Total other feedstocks............................   61     68     90     87     74

---------------

(1) Includes feedstocks in addition to crude and condensate on which rated capacity is based.

(2) The tie-in of a major expansion project and a major refinery maintenance turnaround significantly affected the Humber Refinery's utilization in 1997 and 1996, respectively.

(3) Includes actual crude and condensate runs, which may exceed rated capacity.

(4) The 1998 and 1997 figures represent Conoco's 18.75 percent interest in the MiRO refinery complex at Karlsruhe, Germany. For 1996 and earlier, Conoco's interest was 25 percent of the OMW refinery.

(5) Represents Conoco's 16.33 percent interest in two refineries in the Czech Republic.

(6) Does not include Conoco's 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey.

     The yield of Conoco's European refineries by product and country for the year ended December 31, 1998, was as follows:

                                                              UNITED
                                                              KINGDOM   GERMANY   CZECH REPUBLIC
                                                              -------   -------   --------------
PERCENT OF TOTAL YIELD(1)
Motor gasoline..............................................    37        40            19
Middle distillate...........................................    42        44            31
Residual fuel oil and asphalt...............................     9         8            23
Other(2)....................................................    12         8            27

---------------

(1) Percentages are volume based, not weight based.

(2) Other products primarily include petroleum coke, lubricants and liquified petroleum gases.

  United Kingdom Refinery

     Conoco's wholly owned Humber refinery is located in North Lincolnshire, England, and has a crude and condensate capacity of 180,000 barrels per day. Crude processed at the refinery is exclusively low or medium sulfur, supplied primarily from the North Sea and includes lower cost, acidic crudes. The refinery also processes up to 60,000 barrels per day of other intermediate feedstocks, mostly vacuum gas oils and residual fuel oil, which many other European refineries are not able to process. The refinery's location on the east coast of England provides for cost-effective North Sea crude imports and product exports to European and world markets. The Humber refinery, one of the most sophisticated refineries in Europe, is a fully integrated, high conversion refinery that produces a full slate of light products and minimal fuel oil. In 1996, Conoco increased crude capacity at the refinery and added a vacuum unit that allows the refinery to process up to 80,000 barrels per day of the less expensive, acidic North Sea crudes. The refinery also has two coking units with associated calcining plants, which upgrade the heavy "bottoms" and imported feedstocks into light oil products and high value graphite and anode petroleum cokes. Approximately 50 percent of the light oils produced in the refinery are marketed in the United Kingdom while the other products are exported to the rest of Europe and the United States. This gives the refinery the flexibility to take full advantage of inland and global export market opportunities.

  Germany Refinery

     The MiRO refinery in Karlsruhe, Germany, is a joint venture refinery with a crude and condensate capacity of 285,000 barrels per day. The MiRO joint venture arose from the combination in 1996 of the existing OMW refinery, in which Conoco had a 25 percent share, with an adjacent Esso refinery. Conoco has an 18.75 percent interest in MiRO and Conoco's capacity share is 54,000 barrels per day. The other owners of MiRO are DEA Mineraloel AG, Esso AG and Ruhr Oel GmbH (a 50/50 joint venture between Veba and PDVSA). Approximately 55 percent of the refinery's crude feedstock is low cost, high sulfur crude. The MiRO refinery complex is a fully integrated, high conversion refinery producing gasoline, middle distillates, residual fuel oil and other products. The refinery has a high capacity to convert lower cost feedstocks into high value products primarily with a fluid catalytic cracker and delayed coker. The coker produces both fuel grade and specialty calcined cokes.

     The creation of the MiRO joint venture has improved the refinery's competitiveness and was driven by the synergy that existed between the two facilities. Integrated operations have yielded improved product slates, which better match local demand, and increased processing efficiency, while retaining operational flexibility for the partners. The refinery processes crude and feedstock supplied by each of the partners in proportion to their respective ownership interests. Streamlining the two operations has allowed Conoco to eliminate less efficient processing units in both refineries, resulting in lower operating costs.

  Czech Republic Refineries

     In late 1995, Conoco, through participation in the newly formed Czech Refining Company ("CRC"), acquired an interest in two refineries in the Czech Republic. The other owners of CRC are Unipetrol A.S., Agip Petroli, and Shell Overseas Investment B.V. The refinery at Litvinov has a crude and condensate capacity of 109,800 barrels per day, and the Kralupy refinery has a crude and condensate capacity of 67,500 barrels per day. Conoco's 16.33 percent ownership share of the combined capacity is 29,000 barrels per day. Both refineries process mostly high sulfur crude, with a large portion being Russian export blend delivered by pipeline at an advantageous cost. The refineries have an alternative crude supply via a pipeline from the Mediterranean.

     Conoco expects that completion of a visbreaker project at the Litvinov refinery scheduled for the year 2000 will increase conversion rates and significantly reduce fuel oil production. The Kralupy refinery is currently a hydroskimming facility, but CRC has approved an investment in major conversion facilities, to reduce fuel oil production and increase light oil yields. The two Czech refineries are operated as a single entity with intermediate streams moving between the two facilities. CRC markets finished products both inland and abroad. Conoco intends to use its share of the light oil production to support an expanding retail marketing network in Central and Eastern Europe.

  Marketing

     Conoco has marketing operations in 17 European countries. Conoco's European marketing strategy is to sell primarily through owned, leased or joint venture retail sites using a low cost, high volume, low price strategy. Conoco intends to expand into identified growing markets, while concurrently strengthening its market share in core markets such as Germany, Austria and the Nordic countries. Conoco is standardizing its European retail operations in order to capture cost savings and prepare for a more integrated Europe. Conoco is continuing to reduce its cost structure for marketing activities while also optimizing the growing income in the non-fuels sector. Conoco also markets aviation fuels, liquid petroleum gases, heating oils, transportation fuels and marine bunkers to commercial accounts and into the bulk or spot market.

     Conoco uses the "Jet" brand name to market its retail products in its wholly owned operations in Austria, Czech Republic, Denmark, Finland, Germany, Hungary, Norway, Poland, Slovakia, Sweden and the United Kingdom. In Belgium and Luxembourg, it markets under the "SECA" brand. Stations throughout Europe also display the "Conoco" brand. In addition, various joint ventures in which Conoco has an equity interest market products in Spain, Switzerland and Turkey under the "Jet," "OK Co-op" and "Tabas" or "Turkpetrol" brand names, respectively.

     As of December 31, 1998, Conoco had 1,960 marketing outlets in its wholly owned European operations, of which 1,424 were company-owned. Through its joint venture operations in Turkey, Spain and Switzerland, Conoco also has an interest in another 963 retail sites. The largest branded site networks are in Germany and the United Kingdom, which account for 60 percent of the total branded units. In Germany and Austria, 21 outlets were added during 1998. In the Nordic countries, Conoco has expanded from its base of unmanned sites in Sweden and Denmark into Norway and Finland with 11 new stations in the region. In response to weak fuel margins in the United Kingdom over the past several years, Conoco has restructured its operations, reducing the number of stations and focusing on locations where Conoco has a competitive advantage, which has reduced its unit breakeven cost structure.

     Conoco has been expanding in targeted growth markets in Central and Eastern Europe (Czech Republic, Poland, Hungary and Slovakia) and has added 25 stations in the last year for a total of 126 stations at December 31, 1998. Conoco expects to continue this expansion in order to capture the demand growth and rising margins expected in these inland markets. This marketing expansion allows Conoco to obtain further integration with products produced at the Czech refineries. Similarly, Conoco has invested in the growing markets of Spain and Turkey, where at the end of 1998, it had an interest through its joint ventures in 115 and 761 sites, respectively. The joint venture marketing operation in Turkey also provides Conoco with a strategic position and opportunity for Upstream ventures in this region.

  ASIA PACIFIC

     Conoco is looking to the Asia Pacific region for much of its long-term Downstream growth. Despite the recent economic downturn, Conoco expects the Asian market, in the long-term, to grow faster than comparable markets. Conoco intends to establish at least 100,000 barrels per day of equity refining capacity in the region long-term and expand its marketing operations to integrate with the refining supply and capitalize on market deregulation and long-term regional demand growth.

     The refinery in Melaka, Malaysia was built by a joint venture which is 40 percent owned by Conoco (with partners Petronas, the Malaysian state oil company, and Statoil) and has a rated crude capacity of 100,000 barrels per day (Conoco's share of which is 40,000 barrels per day). Start-up of the Melaka refinery was initiated in August 1998 with the commissioning of the crude unit. Conoco's share of refinery inputs was about 2.6 million barrels for the start-up period from August 1998 to the end of the year. This volume accounts for 7,000 barrels per day (full-year basis) of Conoco's total refinery inputs for 1998. Initial crude unit operation was followed shortly thereafter by the start-up of the reformer, hydrocracker and coker units. The joint venture has a five-year tax holiday commencing with initial operation. The feedstocks for the refinery will consist of up to approximately 70 percent high sulfur crude and 30 percent sweet crude.

     This refinery capitalizes on Conoco's proprietary coking technology to upgrade low-cost feedstocks to higher-margin products. Initial refinery units, in addition to the fuels delayed coker, include a crude and vacuum distillation unit, a vacuum gas oil hydrocracker, naphtha and diesel hydrotreater, catalytic reformer, and an isomerization unit. The refinery is a high conversion facility that will produce a full range of refined petroleum products.

     Conoco intends to use its share of refined products from the refinery to continue growing its retail marketing operations in Thailand, Malaysia and throughout the Asia Pacific region. The balance of Conoco's share of production will be sold primarily in the spot market. Conoco has its regional crude and product supply and disposition operations centrally located in Singapore.

     Conoco began marketing motor fuels in Thailand in 1993. Using a high volume, low price strategy and marketing concepts and strategies that were new to Thailand, Conoco has already established a significant presence in the Thai retail market. At the end of 1998, Conoco had approximately 100 stores in operation. Conoco plans to build an additional 100 new retail outlets.

     Conoco has launched a retail marketing joint venture in Malaysia with Sime Darby Bhd., a company that has a major presence in the Malaysian business sector. Capitalizing on the cost benefits of direct supply, the benefits of being the first licensees since 1969 to establish retail marketing in Malaysia, and the currently depressed prices of premium Malaysian real estate, Conoco will initially target major markets within 125 miles of the Melaka refinery. Conoco plans to have six stores operating by the end of 1999.

  SPECIALTY PRODUCTS

     Conoco sells a variety of high value lubricants and specialty products to commercial, industrial and wholesale accounts worldwide, including lubes (such as automotive and industrial lubricants and waxes), petroleum coke, solvents and pipeline flow improvers. Conoco's experience has been that specialty products are attractive because their premium prices generate higher margins and their markets are generally less cyclical than commodity markets.

     Conoco began marketing the HYDROCLEAR(R) brand of lubricants with the start-up of the Excel Paralubes (a 50/50 joint venture with Pennzoil-Quaker State) plant in 1997. The HYDROCLEAR(R) lubricants, which are non-toxic, were designed to compete with synthetics for a range of applications with difficult operating conditions. Conoco also produces specialty petroleum products for global markets through its Penreco joint venture company with Pennzoil-Quaker State.

     Conoco's technical expertise in carbon upgrading positions it as a leader in manufacturing and marketing specialty coke and coke products. Conoco manufactures high quality graphite coke at its Lake Charles and Humber refineries for use in the global steel industry. It also globally markets anode and fuel coke produced at its Lake Charles, Ponca City, Billings and Humber refineries. In addition, Conoco participates in the Asia Pacific coke market by providing technical and marketing expertise to Conoco's PetroCokes joint venture with Sumitomo and Japan Energy. In 1998, Conoco granted seven licenses for this technology to other companies. Today Conoco's technology is used by more than two dozen coking facilities -- a third of the world's delayed coking capacity.

     Conoco is a leader in the worldwide market for pipeline flow improvers. Conoco's "LiquidPower(R)" product is a flow improver for increasing petroleum pipeline capacity by reducing friction loss. Conoco also uses "LiquidPower(R)" in its own pipeline systems.

POWER

     Conoco Global Power was founded in 1995 to leverage the economic advantages of Conoco's energy production activities and offer integrated energy solutions to customers by capitalizing on our strengths in managing major projects, risk and industrial operations.

     Conoco Global Power owns 37.5 percent of a Colombian joint venture located in Barrancabermeja, Colombia along with Western Resources (37.5 percent) and five Colombian companies (five percent each). The joint venture built a natural gas-fired generation plant capable of producing 160 megawatts of power, which became operational in August 1998. The joint venture sells primarily to the local grid.

     Conoco Global Power has entered into a joint venture agreement to build a natural gas-fired cogeneration plant near Corpus Christi, Texas. Construction has begun on the plant, which will be located adjacent to chemical complexes owned by DuPont and OxyChem, Occidental Petroleum Corporation's chemicals division and Conoco's partner in this joint venture. OxyChem will operate the plant under a long-term contract and will purchase electricity and steam production from the plant. The plant is designed to produce 440 megawatts of power and 1.1 million pounds per hour of process steam. The plant will be a qualifying facility under the Public Utility Regulatory Policies Act and expects to sell excess electricity in the Texas power markets. Commercial operation of the plant is expected in the third quarter of 1999.

     Conoco Global Power and DuPont have signed letters of intent to develop natural gas-fired cogeneration facilities at DuPont chemical facilities in the United States, Spain, Luxembourg, Germany and the United Kingdom. In the United States, the cogeneration facility will be located at DuPont's Orange, Texas chemical complex. The proposed facility would be owned by a joint venture between Conoco and a yet to be selected partner. The facility would provide electric and process steam to the chemical complex, with much of the electric output being sold as merchant power. DuPont would be the contract operator of the facility under a long-term operating agreement. The plant is planned to produce 440 megawatts of power and 780 thousand pounds per hour of process steam. Construction is expected to commence in mid-1999 with commercial operation scheduled in mid-2001. In Europe, the four plants, with a total capacity of 510 megawatts, will provide needed electricity and steam for various DuPont operations. Conoco also will sell surplus electric power to other customers, including the local utilities. All four plants are expected to be in operation by 2002.

CORE VALUES

     Conoco is committed to four core values: operating safely, protecting the environment, behaving ethically and valuing all people. Conoco is a recognized industry leader in safety performance and in protecting employees' health and the environment.

     In 1998, Conoco achieved its lowest recordable injury rate on record for both employees and contractors. A similar performance in 1997 earned Conoco the lowest injury rate among all major petroleum companies reporting to the American Petroleum Institute, an achievement matched in ten out of the last 15 years.

     Conoco is also an innovator both at recycling materials and at operating in environmentally sensitive areas. In the United Kingdom, for example, Conoco recycled over 99 percent of four Viking gas platforms, which it decommissioned in the North Sea. Conoco has also operated in the Aransas National Wildlife Refuge in South Texas for 60 years. In 1990, Conoco took a major step toward oil spill prevention as the first petroleum company to voluntarily commit to build only double-hulled tankers -- a decision made before U.S. law mandated such technology. During 1998, Conoco began operating fleets of 100 percent double-hulled crude oil tankers and tank barges in U.S. waters, more than a year ahead of its target date of 2000. Also in 1998, Conoco marked the 30th anniversary of implementing one of the industry's first environmental policies, which predates both World Environmental Day and Earth Day in the United States.

     In order to maintain the highest ethical standards, Conoco established clear guidelines on business ethics which every employee agrees to follow. Conoco has established annual President's Awards for performance in safety, environmental protection and valuing all people. A President's Award for ethical behavior will be added in 1999. Valuing all people includes seeking diversity in the workforce, nationalizing a significant portion of Conoco's workforce in each country where it operates as soon as practicable, responding to employee ideas and concerns, treating everyone with dignity and respect, sharing the financial success of Conoco with substantially all employees through the "Conoco Challenge" program, and helping employees contribute fully in achieving business goals. Conoco believes that these core values result in a motivated workforce with values and goals firmly aligned with the strategic aims of the business. They provide guidance to employees in working to meet the expectations of customers, partners and host governments, and in respecting the communities in which Conoco does business. In addition, Conoco believes its commitment to core values helps to reduce liabilities, manage risks and improve business performance.

ENVIRONMENTAL REGULATION

     As with other companies and industries engaged in similar businesses, Conoco's operations are subject to numerous federal, state, local, European Union and other foreign environmental laws and regulations concerning its oil and gas operations, products and other activities, including laws that implement international conventions or protocols. In particular, these laws and regulations require the acquisition of permits, restrict the type, quantities and concentration of various substances that can be released into the environment, limit or prohibit activities on certain lands lying within wilderness, wetlands and other protected areas, regulate the generation, handling, storage, transportation, disposal and treatment of hazardous materials and wastes and impose criminal or civil liabilities for pollution resulting from oil, natural gas and petrochemical operations.

     Conoco must obtain government permits to conduct its operations. The duration and success of obtaining these permits are contingent upon numerous variables, many of which are not within Conoco's control. To the extent these permits are required and not obtained, operations may be delayed or curtailed, or Conoco may be prohibited from proceeding with planned exploration or operation of facilities.

     Conoco expects that environmental laws and regulations will have an increasing impact on Conoco's operations in most of the countries in which it operates, although it is impossible to predict accurately the effect of future developments in these laws and regulations on its future earnings and operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Conoco, and Conoco may incur material costs and liabilities to comply with existing and future environmental laws and regulations.

     To meet future environmental obligations, Conoco is engaged in a continuing program to develop effective measures to protect the environment. This program includes research into reducing sulfur levels in heavy fuel oils and diesel fuel, reducing benzene content in gasoline, reducing vapor emissions at service stations, developing more effective methods of preventing, containing and recovering offshore oil spills, reducing the release of pollutants from Conoco's refineries and other facilities, and developing and installing monitoring systems at its facilities.

  AIR EMISSIONS

     The operations of Conoco are subject to regulations controlling emissions of air pollutants. The primary legislation affecting Conoco's U.S. air emissions is the Federal Clean Air Act and its 1990 Amendments (the "CAA"). Among other things, the CAA requires all major sources of air emissions to obtain operating permits. The CAA also revised the definition of "major source" such that additional equipment involved in oil and gas production may now be covered by the permitting requirements. Although the precise requirements of the CAA are not yet known, Conoco may incur substantial capital, operating and maintenance costs to comply with such requirements.

     The CAA requires the EPA to promulgate regulations imposing MACT standards to reduce emissions of hazardous air pollutants from industrial facilities, such as Conoco's refineries, transportation terminals and certain crude oil production operations. The EPA has promulgated MACT standards that are applicable to some of Conoco's operations, and Conoco's costs to comply with them have not been material. MACT standards applicable to many of Conoco's other operations have been proposed, but not finalized. Consequently, while it is not yet possible to predict accurately the total expenditures that Conoco may incur to comply with these standards, Conoco anticipates that these costs could be substantial.

     In June 1997, the EPA revised the National Ambient Air Quality Standards for ozone and particulate matter, which will ultimately require more stringent controls on stationary sources and cleaner-burning fuels in certain parts of the United States. Conoco cannot reasonably estimate the financial impacts of these revisions until individual states adopt regulations to implement the revised National Ambient Air Quality Standards, although Conoco believes that such impacts could be substantial.

     Under the CAA, the EPA has promulgated a number of standards that regulate the composition of motor fuels, including gasoline and diesel fuels produced and marketed by Conoco. These standards are designed to reduce emissions of air pollutants from vehicles burning such fuels. In addition, many other countries in which Conoco produces or markets motor fuels similarly regulate the composition of such products or are proposing to do so. Conoco has already incurred the costs of complying with such requirements that are currently in effect. The European Union recently enacted legislation that, among other things, requires phased reductions of sulfur and aromatics content in gasoline and diesel fuel and of

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

benzene in gasoline. Conoco cannot yet predict accurately the total actual expenditures that it may incur to comply with these requirements, but it estimates capital expenditures to comply with the European Union legislation will be $100 million in 1999, $100 million in 2000, and $50 million in 2001. In the U.S., the EPA also continues to consider further regulation of the composition of motor fuels. The EPA likely will propose regulations in the near future requiring a significantly lower level of sulfur emissions for gasoline, but Conoco cannot predict the precise level that may be imposed. As a result, Conoco cannot predict the total actual expenditures that may be incurred to produce motor fuels meeting future specifications, but such expenditures will likely be substantial.

     In 1997, an international conference on global warming concluded an agreement, known as the Kyoto Protocol, which called for reductions of certain emissions that contribute to increases in atmospheric greenhouse gas concentrations. The combustion of fossil fuels, such as crude oil, results in emissions of the type sought to be reduced by the Kyoto Protocol. The treaty codifying the Kyoto Protocol has not been ratified by the United States, but it may be in the future. In addition, other countries where Conoco has interests, or may have interests in the future, have made commitments to implement the Kyoto Protocol and are in various stages of formulating applicable regulations. Although Conoco cannot yet estimate accurately the total actual expenditures that may be incurred by it as a result of the Kyoto Protocol, such expenditures could be substantial.

  HAZARDOUS WASTE

     Conoco currently owns or leases numerous properties that have been used for many years for hard minerals production or natural gas and crude oil production. Although Conoco used operating and disposal practices that were standard in the industry at the time, wastes may have been disposed of or released on or under the properties it owned or leased. In addition, some of these properties have been operated by third parties over whom Conoco had no control. The Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA") and comparable state statutes can impose liability for the entire cost of clean-up upon each of the owners and operators of sites or on persons who disposed of or arranged for the disposal of hazardous waste found at such sites, regardless of fault or the lawfulness of the original disposal activity. The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the management and disposal of wastes. Although CERCLA currently excludes petroleum from regulation, many state laws affecting Conoco's operations impose clean-up liability for petroleum contamination. In addition, although RCRA currently classifies certain exploration and production wastes as non-hazardous, such wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent requirements. If such a change in legislation were to be enacted, it could have a significant impact on Conoco's operating costs, as well as the gas and oil industry in general.

  OIL SPILLS

     Under the U.S. Federal Oil Pollution Act of 1990, as amended ("OPA"), (1) owners and operators of onshore facilities and pipelines, (2) lessees or permittees of an area in which an offshore facility is located and (3) owners and operators of tank vessels ("Responsible Parties") can be liable regardless of fault for all removal costs and damages that result from a discharge of oil into the navigable waters of the United States. These damages include, for example, natural resource damages, real and personal property damages and economic losses. OPA limits the liability of Responsible Parties for removal costs and damages that result from a discharge of oil to $350 million in the case of onshore facilities, $75 million plus removal costs in the case of offshore facilities, and in the case of tank vessels, an amount based on gross tonnage of the vessel. However, these limits do not apply if the discharge was caused by gross negligence or willful misconduct, or by the violation of an applicable Federal safety, construction or operating regulation by the Responsible Party, its agent or subcontractor or in certain other circumstances.

     OPA requires evidence of financial responsibility in an amount of up to $150 million for certain offshore facilities. OPA also requires offshore facilities, certain onshore facilities and tank vessels to prepare spill response plans, which Conoco has done, for responding to a "worst case discharge" of oil.
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

Failure to comply with these requirements or failure to cooperate during a spill event may subject a Responsible Party to civil or criminal enforcement actions and penalties.

  OFFSHORE PRODUCTION

     Offshore oil and gas operations in U.S. waters are subject to regulations of the United States Department of the Interior, which currently impose liability regardless of fault upon the lessee under a Federal lease for the cost of clean-up of pollution resulting from the lessee's operations, and such lessee could be subject to liability for pollution damages. In the event of a serious incident of pollution, the Department of the Interior may require a lessee under Federal leases to suspend or cease operations in the affected areas.

SOURCES OF SUPPLY

     During 1998, Conoco supplemented its own crude oil production to meet its refining requirements by the purchase of crude oil from both domestic and international sources. Approximately 49 percent of the crude oil processed in Conoco's U.S. refineries in 1998 came from U.S. sources. The remainder of crude processed came principally from Venezuela, Mexico and Canada. During 1998, Conoco's Humber refinery in the United Kingdom processed principally North Sea crude oils. In the joint venture MiRO refinery, Conoco processed primarily Mediterranean crude oils in 1998. Conoco's joint venture CRC refineries in the Czech Republic processed primarily Russian crudes.

     To assure availability, Conoco maintains multiple sources for most raw materials, supplies, services and equipment, with no one company supplying a substantial portion of Conoco's needs. Conoco also routinely leases or charters equipment, such as drilling rigs, offshore supply boats, seismic boats, pipeline laying equipment, derrick barges and cranes. Availability of supply and/or cost of such equipment has been a factor in the past, and could have a detrimental impact on Conoco in the future.

RESEARCH AND DEVELOPMENT

     The objectives of Conoco's research and development programs are to discover new products, processes and business opportunities in relevant fields, and to improve existing products and processes. Research and development also focuses on optimizing existing assets and improving efficiency, safety and environmental protection. Worldwide expenditures for research and development amounted to approximately $42 million in 1998, $44 million in 1997 and $41 million in 1996.

PATENTS AND TRADEMARKS

     Conoco owns and is licensed under various patents, which expire from time to time, covering many products, processes and product uses. No individual patent is of material importance to Conoco's business as a whole. During 1998, Conoco was granted seven U.S. and 28 non-U.S. patents. Conoco also has individual trademarks and brands for its products and services which are registered in various countries throughout the world. None of these trademarks and brands is considered material other than the "Conoco" and "Jet" brands.

OPERATING HAZARDS AND INSURANCE

     Conoco's operations are subject to certain operating hazards such as well blowouts, collapsed wells, explosions, uncontrolled flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, refinery explosions, surface or marine transportation incidents, pollution, releases of toxic gas and other environmental hazards and risks. In accordance with customary industry practices, Conoco maintains insurance against some, but not all, of such risks and losses. Given Conoco's risk profile and in accordance with the practices of a number of major integrated, international energy companies, Conoco does not carry business interruption insurance. Conoco's decision not to carry business interruption insurance is based on several factors, including its spread of risk over five wholly owned refineries (with some resultant ability to replace product during periods of business interruption), a favorable loss history
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

and loss prevention and safety programs. Conoco has elected to retain the risk where management believes the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks are generally not fully insurable.

PROPERTIES

     Conoco owns its corporate headquarters, consisting of 16 three-story buildings on a 62-acre site in Houston, Texas. Conoco owns and leases petroleum properties and operates production processing, refining, marketing, power-generating and research and development facilities worldwide. In addition, Conoco operates sales offices, regional purchasing offices, distribution centers and various other specialized service locations throughout the world.

EMPLOYEES

     Conoco had approximately 16,650 employees as of December 31, 1998. Approximately 1,400 employees at Conoco's U.S. refineries are represented by the Oil, Chemical and Atomic Workers International Union under separate bargaining agreements for each refinery. These agreements cover wages, certain benefit matters, grievance procedures and various employment conditions, and Conoco believes they are typical of the refining industry in the U.S. In 1999, Conoco will reduce staff by approximately 975 positions to improve operational efficiencies by combining some functions in the United States and by more broadly sharing services and more effectively deploying employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco -- Restructuring."

LEGAL PROCEEDINGS

     On March 6, 1996, the Department of Justice filed a complaint in the United States District Court for the District of Montana against Yellowstone Pipeline Company ("YPL") and the Conoco Pipe Line Company as a 40 percent owner and operator of YPL. The complaint alleges discharges of oil from a YPL pipeline in January 1993 and seeks civil penalties of up to $25,000 per day for each violation or up to $1,000 for each barrel of oil discharged. The parties have reached an agreement to settle the case that requires the parties to pay a penalty of $165,000 and construct a fish passageway in the Jocko River to enhance the Bull Trout population. The parties are in the process of executing final settlement documents, and Conoco expects them to be lodged with the court for the thirty-day comment period by the end of March 1999.

     On January 5, 1999, Conoco paid $105,000 in penalties and agreed to perform certain remediation at a cost of $200,000 to settle allegations made on June 18, 1998 by the New Mexico Environmental Department that Conoco had failed to obtain a Clean Air Act permit and violated certain conditions in existing permits at the Maljamar Gas Plant and the MCA field.

     On August 31, 1998, the Louisiana Department of Environmental Quality ("LDEQ") issued a Notice of Violation against Conoco for failure to maintain equipment to control emissions from the sulfur pits at the Lake Charles Refinery. On November 11, 1998, the LDEQ notified Conoco that it is seeking a fine of $300,000. Conoco is contesting these allegations and the proposed penalty and is seeking a hearing in this matter.

     On February 18, 1999, the Oklahoma Department of Environmental Quality issued a Notice of Violation to Conoco's Ponca City refinery alleging certain violations of the Oklahoma Air Pollution Control Rules. Although this Notice of Violation may result in the Department seeking monetary sanctions in excess of $100,000, Conoco intends to vigorously defend the matter.

     Conoco is subject to various lawsuits and claims involving a variety of matters including, along with other oil companies, actions challenging oil and gas royalty and severance tax payments based on posted prices, and claims for damages resulting from leaking underground storage tanks. As a result of its separation from DuPont, Conoco has also assumed responsibility for current and future claims related to

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

certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past. Conoco cannot reasonably estimate the effect on future financial results, because considerable uncertainty exists. Conoco believes the ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized but that they will not materially affect the consolidated financial position of Conoco.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Following is information concerning the current executive officers and directors of Conoco. Each director holds office until his successor is duly elected and qualified or until his resignation or removal if earlier. The Board is divided into three classes, designated Class I, Class II and Class III. See "Description of Conoco Capital Stock -- Anti-Takeover Effects of Certain Certificate and By-Law Provisions -- Board of Directors."

NAME                                   AGE(1)                    POSITION WITH CONOCO
----                                   ------                    --------------------
Edgar S. Woolard, Jr. ...............    64      Chairman of the Board of Directors
Archie W. Dunham.....................    60      President, Chief Executive Officer and Director
Ruth R. Harkin.......................    54      Director
Frank A. McPherson...................    65      Director
Gary M. Pfeiffer.....................    49      Director
William K. Reilly....................    59      Director
William R. Rhodes....................    63      Director
Franklin A. Thomas...................    64      Director
Gary W. Edwards......................    57      Executive Vice President, Refining, Marketing,
                                                 Supply and Transportation
Robert E. McKee III..................    52      Executive Vice President, Exploration Production
Robert W. Goldman....................    56      Senior Vice President, Finance, and Chief Financial
                                                 Officer
Rick A. Harrington...................    54      Senior Vice President, Legal, and General Counsel

------------
(1) As of March 15, 1999.

     EDGAR S. WOOLARD, JR. has been a Class III director since July 1998. He retired as Chairman of the Board of Directors of DuPont on October 29, 1997, having served since 1989. He was named Chairman of the Board of Conoco in July 1998. He remains a director of DuPont. Since he joined DuPont in 1957, he occupied many technical and managerial positions at various locations across the United States. From 1987 to 1989, Mr. Woolard served as President and Chief Operating Officer of DuPont, and from 1989 to 1995, as Chairman and Chief Executive Officer. Mr. Woolard is a director of Citigroup Inc. and Apple Computer, Inc. and a member of The Business Council, the Board of Trustees of Winterthur Museum, the Christiana Care Corporation, the Protestant Episcopal Theological Seminary in Virginia and the North Carolina Textile Foundation. He is also a member of the National Academy of Engineering and the Bretton Woods Committee.

     ARCHIE W. DUNHAM has been a Class II director since July 1998. He has been President and Chief Executive Officer of Conoco since 1996. He joined Conoco in 1966 and subsequently held a number of commercial and managerial positions within Conoco and DuPont. He currently serves on both companies' boards of directors. Mr. Dunham is also a member of the boards of directors of Louisiana-Pacific Corporation and Phelps Dodge Corporation. Mr. Dunham is a former Executive Vice President, Exploration Production and Executive Vice President, Refining, Marketing, Supply and Transportation for Conoco. He was also a Senior Vice President, Polymers and Senior Vice President, Chemicals and Pigments for DuPont. He is a director of the American Petroleum Institute, the U.S.-Russia Business Council and the Greater Houston Partnership. He is Chairman of the United States Energy Association, Vice-Chairman of the National Petroleum Council and a member of The Business Council. Mr. Dunham is also a member of the Board of Visitors and the Energy Center board of directors at the University of Oklahoma. He also serves on the board of trustees of the Memorial Hermann Healthcare System in Houston, the Houston Grand Opera, the Houston Symphony, the George Bush Presidential Library and the Smithsonian Institution.

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

     RUTH R. HARKIN has been a Class I director since October 1998. She is Senior Vice President, International Affairs and Government Relations of United Technologies Corporation and Chair of United Technologies International, UTC's international representation arm. Previously, Mrs. Harkin was the President and Chief Executive Officer of the Overseas Private Investment Corporation in the Clinton administration from 1993 to 1997. Mrs. Harkin was elected as a prosecutor in the office of the County Attorney of Story County, Iowa in 1973. She also served as Deputy General Counsel at the U.S. Department of Agriculture and was Of Counsel at the law firm of Akin, Gump, Strauss, Hauer & Feld. Mrs. Harkin is a member of the Board of Visitors of the College of Business Administration, University of Iowa. She also sits on the boards of the Center for National Policy and the National Association of Manufacturers.

     FRANK A. MCPHERSON has been a Class I director since October 1998. He retired as Chairman and Chief Executive Officer of Kerr-McGee Corporation on February 1, 1997. He joined Kerr-McGee in 1957 and held many technical, operational and managerial positions, including President from 1980 to 1983. He is a past director of the Federal Reserve Bank of Kansas City and the Oklahoma State University foundation Board of Trustees. Mr. McPherson serves on the boards of directors of Kimberly-Clark Corp., Bank of Oklahoma, Tri-Continental Corporation, Seligman Quality Fund, Inc., Seligman Select Municipal Fund, Inc. and the Seligman Group of Mutual Funds. He is also a member of the boards of the American Petroleum Institute, Boys and Girls Clubs of America, Baptist Medical Center, Oklahoma Chapter of Nature Conservancy, Oklahoma City Chamber of Commerce, Oklahoma City Public School Foundation, Oklahoma Medical Research Foundation and Oklahoma Foundation for Excellence in Education.

     GARY M. PFEIFFER has been a Class I director since July 1998. He has been Senior Vice President, Finance and Chief Financial Officer of DuPont since 1997. From 1994 to 1997, Mr. Pfeiffer was Vice President and General Manager of DuPont Nylon, North America, with responsibility for all of DuPont's nylon fiber and intermediates business in North America. He has also served as Global Business Director, Nylon Intermediates for DuPont Chemicals from 1992 to 1994, and as Director -- Finance for DuPont Chemicals and Specialties Manufacturing from 1991 to 1992. Since he joined DuPont in 1974, Mr. Pfeiffer has held a number of technical and managerial positions in the United States and overseas. He is also on the board of the Hagley Museum and Library.

     WILLIAM K. REILLY has been a Class II director since October 1998. He is currently a member of the board of directors of DuPont and is President and Chief Executive Officer of Aqua International Partners, an investment group which finances water improvements in developing countries. Formerly, Mr. Reilly was a visiting professor at the Institute of International Studies at Stanford University and served as Administrator of the U.S. Environmental Protection Agency from February 1989 to January 1993. Mr. Reilly was president of the Conservation Foundation from 1973 to 1989 and, after its affiliation with World Wildlife Fund in 1985, served as President of both groups. He also serves on the boards of Royal Caribbean International and Evergreen Holdings. He is Chairman of the Board of the American Farmland Trust and serves on the boards of National Geographic Society, World Wildlife Fund and Yale University. Mr. Reilly also serves as a member of the board of the Presidio Trust of San Francisco.

     WILLIAM R. RHODES has served as a Class III director since October 1998. He is a Vice Chairman of Citibank, N.A., a principal subsidiary of Citigroup Inc. Mr. Rhodes is Vice Chairman of the Institute of International Finance, a director of the Private Export Funding Corporation, a trustee and member of the Executive Council of the Council of the Americas, an Executive Committee member of the Bretton Woods Committee and the U.S.-Russia Business Council, and a founding member of the U.S. National Advisory Council to the International Management Center. Other board memberships include The Group of Thirty, the Americas Society, The African-American Institute, CHIPCo, and the U.S.-Egypt Presidents' Council. He is also a member of the Council on Foreign Relations, the Foreign Policy Association, and The Bankers Roundtable. Mr. Rhodes is a past Chairman of the U.S. Advisory Committee of the Export-Import Bank of the United States, past Chairman of the U.S. section of the Venezuela-U.S. Business Council, past President of the Venezuela-American Chamber of Commerce, and past President of the Bankers Association for Foreign Trade. He is a Governor and Trustee of the New York and Presbyterian Hospital and a director of the New York City Partnership and Chamber of
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

Commerce. He serves as a trustee of Brown University and Chairman of the Board of Trustees of the Northfield Mount Hermon School.

     FRANKLIN A. THOMAS has been a Class II director since October 1998. He has been a consultant to the TFF Study Group, a non-profit initiative assisting development in southern Africa, since April 1996. Mr. Thomas was President and Chief Executive Officer of The Ford Foundation from 1979 to 1996. He also serves as a director of ALCOA, Inc., Citigroup Inc., Cummins Engine Company, Inc., Lucent Technologies, Inc. and PepsiCo, Inc.

     GARY W. EDWARDS has been Executive Vice President of Conoco since 1991, with responsibility for worldwide refining, marketing, supply and transportation and was a Senior Vice President of DuPont until October 27, 1998. He joined Conoco in 1963, working at various locations throughout the United States and in the United Kingdom, and was formerly Conoco's Vice President, Refining Marketing Europe; Vice President Refining, Marketing and Transportation; and Vice President North American Marketing. Mr. Edwards has held a number of managerial positions in Conoco Pipeline, Transportation, Natural Gas and Gas Products, Logistics and Marketing. He is a Director of the American Petroleum Institute and a previous director and Vice President of the European Petroleum Industry Association in Brussels, Belgium. Mr. Edwards is a member of the Kansas State University Engineering advisory council, and serves on the boards of the Yellowstone Park Foundation, Theatre Under the Stars, Junior Achievement, Inc. (National) as well as Junior Achievement of Southeast Texas, Target Hunger, Private Sector Initiative, and the Houston Music Hall Foundation.

     ROBERT E. MCKEE III has been an Executive Vice President for Conoco since 1992, with responsibility for worldwide exploration and production and was a Senior Vice President of DuPont until October 27, 1998. He was formerly Conoco's Executive Vice President for Corporate Strategy and Development, Senior Vice President for Administration, Vice President of North American Refining and Marketing and Vice President, Chairman and Managing Director of Conoco (UK) Limited. Since he joined Conoco in 1967, Mr. McKee has worked at various locations and held numerous managerial, operating, administrative and technology positions both in the United State and overseas. He currently serves on the board of directors of the American Petroleum Institute and is a former director of Consol Energy Inc. and Consol Inc. In addition, he is Chairman of the Southern Regional Advisory Board of the Institute of International Education and a member of the advisory committee of the University of Texas Engineering Department. Mr. McKee also serves as Chairman of the President's Council of the Colorado School of Mines.

     ROBERT W. GOLDMAN has been Senior Vice President, Finance, and Chief Financial Officer of Conoco since 1998 and was its Vice President, Finance from 1991 to 1998. Mr. Goldman began his career with DuPont in 1965 and subsequently held many technical and managerial positions within the finance, tax and treasury functions. He is the former Vice President-Finance of DuPont (Mexico), Vice President, Remington Arms Company and served as Director and Comptroller of several operating departments of DuPont in Wilmington, Delaware. Mr. Goldman transferred to Conoco in 1988 as Vice President and Controller. He is co-chairman of Conoco's Risk Management Committee and is a member of the American Petroleum Institute, a former chairman of its Accounting Committee and currently serves on its Executive Committee of the General Committee on Finance. He is also a member of the Financial Executives Institute and the Executive Committee of the Board of Directors of the Alley Theatre in Houston, Texas.

     RICK A. HARRINGTON has been Senior Vice President, Legal, and General Counsel of Conoco since 1998 and was Vice President and General Counsel of Conoco and Vice President and Assistant General Counsel of DuPont from 1994 until October 27, 1998. He joined DuPont in 1979 as a Senior Attorney, and subsequently held the positions of Managing Counsel, Special Litigation, and Vice President and General Counsel of Consolidation Coal Company. Prior to joining DuPont, he was a partner in the firm of Arent, Fox, Kintner, Plotkin and Kahn in Washington, D.C. where he specialized in antitrust litigation. Mr. Harrington is a member of the bar of the District of Columbia, the District of Columbia Court of Appeals and the Fifth Circuit Court of Appeals. He is co-chairman of Conoco's Risk Management Committee and a director of the American Corporate Counsel Association and is a member of its Policy

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

Committee. He is also a member of the American Petroleum Institute General Committee on Law and the University of Kansas School of Business Dean's Board.

ELECTION AND COMPENSATION OF DIRECTORS

     Conoco's restated certificate of incorporation provides that the board of directors will consist of not less than six nor more than 15 directors. The board of directors is classified into three classes. Each class consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. The terms of office of the members of one class of directors expire each year in rotation so that the members of one class are elected at each annual meeting to serve for full three-year terms, or until their successors are elected and qualified. The current number of authorized directors is set at nine, but only eight positions are occupied.

     Directors who are employees of Conoco or DuPont receive no additional compensation for serving on the board of directors. At the time of the initial public offering, each nonemployee member of the board of directors received a special grant of stock options to purchase 3,900 shares of Class A Common Stock and a grant of 4,135 restricted stock units with respect to Class A Common Stock. Future nonemployee directors, upon election to the board, will receive a grant of restricted stock units with an aggregate value on the date of grant equal to $95,000. On an annual basis, nonemployee directors will receive a fee of $30,000, a grant of restricted stock units with an aggregate value on the date of grant of $20,000, and options to purchase Common Stock with a present value on the date of grant of $30,000.

     Conoco awards stock options and restricted stock units under the terms of its 1998 Stock and Performance Incentive Plan. Stock options have a term of ten years and become exercisable in increments of one-third of the total grant on the first, second and third anniversaries of the grant. The present value of stock options is determined using a generally accepted stock option valuation methodology. Restricted stock units are grants of units representing Common Stock. Shares underlying restricted stock units granted to directors may not be sold or voted for a period of three years, but dividend equivalents in the form of additional units are credited during such period. Restricted stock units vest immediately upon grant and stock options vest after six months of service as a director.

     Annual fees and awards of restricted stock units may be deferred under the terms of Conoco's Deferred Compensation Plan for Nonemployee Directors, which is established under the 1998 Stock and Performance Incentive Plan. An election to defer must generally be made before the fiscal year in which it will be earned. Once made, the election is generally irrevocable for the first year. The deferred amounts are deemed to be invested, under the election of the participant, in Common Stock or in an interest-bearing account.

     Each deferral election will indicate the time (either on the date of termination of service as a director or on the date that is five years following such date) and form of payment for the amounts to be deferred. Distributions will be made in cash or Common Stock to the participant at the time irrevocably selected on the deferral form, or, in the event of the participant's death, to the participant's designated beneficiary. Upon a change in control of Conoco, at the director's election, all deferred amounts (including deferred restricted stock units) may be paid in full.

     Board members are also eligible to participate in the Directors' Charitable Gift Plan. This plan provides that, upon a director's death, Conoco will donate $200,000 per year for five years to tax-exempt educational institutions or charitable organizations recommended by the director and approved by Conoco. Each director will be fully vested in the Directors' Charitable Gift Plan after completing one year of service as director. Conoco may fund the Directors' Charitable Gift Plan through, among other vehicles, the purchase of life insurance policies on the lives of the directors. Conoco will be the beneficiary of and will own these policies. Employee directors may elect to participate in the plan if they bear their allocable cost of the plan. Directors derive no personal financial or tax benefit from the Directors' Charitable Gift Plan because the charitable, tax-deductible donations and insurance proceeds, if any, accrue solely to the benefit of Conoco.

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     A board member who serves as chairman of a standing board committee receives a supplement of $5,000 annually. No additional fees are paid for serving on board committees or for attending board or committee meetings.

     In lieu of the compensation payable to nonemployee directors described above (other than participation in the Directors' Charitable Gift Plan), Edgar
S. Woolard, Jr., Chairman of the Board, is entitled to receive an annual fee of $300,000 and annual equity grants with a present value on the date of grant of $700,000. Conoco granted Mr. Woolard 4,350 restricted stock units with respect to Class A Common Stock and nonqualified options to purchase 170,000 shares of Class A Common Stock at the closing of the initial public offering. This grant covers Mr. Woolard's first two years of service as a director. Restricted stock units and stock options are granted under the 1998 Stock and Performance Incentive Plan and have provisions consistent with those of the other nonemployee directors.

COMMITTEES OF THE BOARD OF DIRECTORS

  AUDIT AND COMPLIANCE COMMITTEE

Members:          Frank A. McPherson, Chairman
                  Ruth R. Harkin
                  Gary M. Pfeiffer
                  William R. Rhodes

Number of meetings in
1998:                     Two

Principal Functions:
                  The Audit and Compliance Committee oversees Conoco's internal control structure, financial reporting, and legal and ethical compliance program, including strategic oversight of corporate safety, health and environmental policy and direction. The committee selects an independent accounting firm, subject to stockholder ratification, to audit Conoco's financial statements. It also requests that Conoco's subsidiaries engage independent accountants, as deemed appropriate by the committee, to audit their respective financial statements. The committee receives and acts on reports and comments from Conoco's independent accountants, reviews significant accounting principles employed in Conoco's financial reporting, reviews and recommends approval of Conoco's annual financial statements and maintains direct lines of communication with the board of directors and Conoco's management, internal auditing staff and independent accountants. It reports to the board of directors a summary of its findings and recommendations.

  COMPENSATION COMMITTEE

Members:          Franklin A. Thomas, Chairman
                  William K. Reilly
                  Edgar S. Woolard, Jr.

Number of Meetings in
1998:                     Two

Principal Functions:
                  The Compensation Committee oversees and administers Conoco's executive compensation policies, plans and practices. The committee has responsibility for approving and/or recommending to the board of directors levels of compensation for the President and Chief Executive Officer, as well as stock options, performance awards and other stock-based awards for employee directors and senior management. The committee also administers certain grants to management under Conoco's stock-based compensation plans and adopts and/or recommends to the full board of directors new plans or changes in these programs. The committee also oversees succession planning for the Chief Executive Officer and other key executives.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the number of shares of Class A Common Stock beneficially owned on March 1, 1999, by each Conoco director, executive officer named in the Summary Compensation Table below and all directors and executive officers as a group. None of such individuals owns Class B Common Stock.

                           BENEFICIAL OWNERSHIP TABLE

                                                          SHARES
                                                       BENEFICIALLY    PERCENT OF
NAME                                                  OWNED(1)(2)(3)     CLASS
----                                                  --------------   ----------
Edgar S. Woolard, Jr................................       12,350(4)     *
Archie W. Dunham....................................    2,676,029(5)      1.4%
Ruth R. Harkin......................................        4,135        *
Frank A. McPherson..................................        7,430        *
Gary M. Pfeiffer....................................           --        --
William K. Reilly...................................        4,816        *
William R. Rhodes...................................        4,135        *
Franklin A. Thomas..................................        4,135        *
Gary W. Edwards.....................................    1,261,894        *
Robert E. McKee III.................................    1,001,521(6)     *
Robert W. Goldman...................................      305,269        *
Rick A. Harrington..................................      307,885        *
Directors and Executive Officers as a Group (12
  persons)..........................................    5,589,599         2.9%

---------------

  * Less than 1%

(1) The persons named in this table have sole voting power and investment power with respect to all shares of Class A Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes.

(2) Includes restricted or deferred stock units credited under the 1998 Stock and Performance Incentive Plan and the Deferred Compensation Plan for Nonemployee Directors, the following number of which may be voted or sold only upon the passage of time: Mr. Woolard -- 4,350; Mr. Dunham -- 80,584; Ms. Harkin -- 4,135; Mr. McPherson -- 4,135; Mr. Reilly -- 4,135; Mr. Rhodes -- 4,135; and Mr. Thomas -- 4,135.

(3) Includes beneficial ownership of the following number of shares of Class A Common Stock which may be acquired within 60 days of March 1, 1999 under stock options awarded under compensation plans: Mr. Dunham -- 2,450,870; Mr. Edwards -- 1,233,596; Mr. McKee -- 986,740; Mr. Goldman -- 298,583; and Mr.
    Harrington -- 301,528. Of such options, the following number are subject to stock price hurdles which have not yet been met: Mr. Dunham -- 392,846; Mr. Edwards -- 182,324; Mr. McKee -- 173,427; Mr. Goldman -- 52,562; and Mr.
    Harrington -- 80,349.

(4) Includes 3,000 shares owned by Mr. Woolard's wife.

(5) Includes 10,100 shares held in Dunham Management Trust, a revocable grantor trust.

(6) Includes 100 shares owned by Mr. McKee's wife and 200 shares owned by Mr. McKee's son.

COMPENSATION OF EXECUTIVE OFFICERS

     Until October 1998, the executive officers named in the table below participated in DuPont's compensation plans. The following table provides information about the compensation of Conoco's chief executive officer and four other most highly compensated executive officers during 1997 and 1998 without regard to whether compensation was provided under DuPont's plans or Conoco's plans. Two additional tables provide detailed information about these employees' stock options.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                            ANNUAL COMPENSATION             -----------------------
                                  ---------------------------------------                  SHARES
                                                               OTHER        RESTRICTED   UNDERLYING
NAME AND                                                      ANNUAL          STOCK       OPTIONS        ALL OTHER
PRINCIPAL POSITION         YEAR    SALARY     BONUS(1)    COMPENSATION(2)   AWARDS(3)    GRANTED(4)   COMPENSATION(5)
------------------         ----   --------   ----------   ---------------   ----------   ----------   ---------------
Archie W. Dunham.........  1998   $901,261   $1,300,000       $29,946       $1,100,090   1,693,040        $51,750
  President, Chief         1997    667,500    1,450,000        33,075                      794,936         39,950
  Executive Officer and
  Director
Gary W. Edwards..........  1998    469,460      389,000        16,347                      567,974         27,620
  Executive Vice           1997    431,320      725,000        24,044                      364,648         25,715
  President, Refining,
  Marketing, Supply and
  Transportation
Robert E. McKee III......  1998    418,775      372,000        30,573                      561,677         24,563
  Executive Vice           1997    374,400      718,000        16,612                      346,854         22,247
  President, Exploration
  Production
Robert W. Goldman........  1998    262,750      140,000         6,211                      164,191         15,390
  Senior Vice President,   1997    236,700      292,000         1,513                      105,672         13,958
  Finance, and Chief
  Financial Officer
Rick A. Harrington.......  1998    264,500      172,000         1,760                      198,411         15,600
  Senior Vice President,   1997    229,500      325,000         4,703                      163,716         13,598
  Legal, and General
  Counsel

---------------

(1) On average, approximately 25% of 1998 variable compensation (i.e., bonus) was paid in Class A Common Stock, and about 25% of 1997 variable compensation was paid in DuPont common stock.

(2) Other annual compensation consists solely of the reimbursement for the payment of taxes.

(3) For 1998, Mr. Dunham received 47,830 restricted stock units with respect to Class A Common Stock valued at $23 per unit. Such stock units vest two years from the date of grant. During such period, dividend equivalents will be credited to Mr. Dunham's account in the form of additional units. Such restricted stock units had an aggregate value of $998,451 on December 31, 1998 based on the closing price on the New York Stock Exchange on such date of $20.875.

(4) Reflects for 1998, new grants of Conoco stock options and, for 1997 and 1998, replacement grants of Conoco stock options at the time of the initial public offering resulting from the election of the officers to surrender DuPont stock options granted in 1997 and 1998 and receive Conoco stock options having an equivalent appreciated value at the time of the initial public offering. The number of shares of Class A Common Stock covered by the replacement stock options was calculated by multiplying the number of shares of DuPont common stock subject to the original DuPont options by a factor of 2.7376, and the exercise price of the options was decreased by dividing the original exercise price by the same factor.

(5) 1998 amounts consist of matching contributions made under Conoco's Thrift Plan and the following amounts credited under DuPont's savings restoration plan: Mr. Dunham -- $42,150; Mr. Edwards -- $18,020; Mr. McKee -- $14,963;
    Mr. Goldman -- $5,790 and Mr. Harrington -- $6,000.

                              OPTION GRANTS TABLE

                                                     INDIVIDUAL OPTION GRANTS IN 1998(1)(2)          POTENTIAL REALIZABLE
                                                 -----------------------------------------------       VALUE AT ASSUMED
                                                 NUMBER OF     PERCENT                               ANNUAL RATES OF STOCK
                                                   SHARES      OF TOTAL                             APPRECIATION FOR OPTION
                                                 UNDERLYING    OPTIONS                                      TERM(5)
                                                  OPTIONS      GRANTED     EXERCISE   EXPIRATION   -------------------------
NAME                                              GRANTED     IN 1998(3)   PRICE(4)      DATE          5%            10%
----                                             ----------   ----------   --------   ----------   -----------   -----------
Archie W. Dunham...............................    388,740      11.83%      $21.73    02/03/2008   $ 5,313,532   $13,465,565
                                                 1,304,300      16.40        23.00    10/20/2008    18,866,178    47,810,551
Gary W. Edwards................................    132,774       4.04        21.73    02/03/2008     1,814,835     4,599,159
                                                   435,200       5.47        23.00    10/20/2008     6,294,994    15,952,735
Robert E. McKee III............................    126,477       3.85        21.73    02/03/2008     1,728,764     4,381,037
                                                   435,200       5.47        23.00    10/20/2008     6,294,994    15,952,735
Robert W. Goldman..............................     40,791       1.24        21.73    02/03/2008       557,556     1,412,959
                                                   123,400       1.55        23.00    10/20/2008     1,784,932     4,523,363
Rick A. Harrington.............................     75,011       2.28        21.73    02/03/2008     1,025,295     2,598,306
                                                   123,400       1.55        23.00    10/20/2008     1,784,932     4,523,363

---------------

(1) All options have a term of ten years and become exercisable in increments of one-third of the total grant on the first, second, and third anniversaries of the grant. In addition, the options expiring on February 3, 2008 were to become exercisable only upon a 20% increase in the price of DuPont's common stock, which has occurred.

(2) The options expiring on February 3, 2008 were originally granted with respect to DuPont common stock and the amounts shown represent the number of shares of Conoco Class A Common Stock resulting from the replacement in October 1998 of outstanding DuPont options with Conoco stock options, which was intended to preserve the economic value of the DuPont options in connection with the initial public offering. The number of shares of Conoco Class A Common Stock covered by the replacement options was calculated by multiplying the number of shares of DuPont common stock subject to the original options by a factor of 2.7376, and the exercise price of the options was decreased by dividing the original exercise price by the same factor.

(3) Percent of total options granted to Conoco employees.

(4) The original exercise price for the options expiring on February 3, 2008 was the average of the high and low prices of the DuPont common stock as reported on the New York Stock Exchange Composite Transactions Tape on February 4, 1998, the date of the grant. Such exercise price was adjusted by dividing it by a factor of 2.7376 upon the replacement of the DuPont stock options with Conoco stock options. The exercise price for the options expiring on October 20, 2008 was the initial public offering price of Conoco's Class A Common Stock on October 21, 1998, the date of the grant.

(5) Represents total appreciation over the exercise price at the assumed annual appreciation rates of 5% and 10% compounded annually for the term of the options.

                             OPTION EXERCISES TABLE
                (Aggregated Option Exercises in Last Fiscal Year
                          and Year-end Option Values)

                                                                     NUMBER OF SHARES
                                                                        UNDERLYING               VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                      SHARES                         DECEMBER 31, 1998          AT DECEMBER 31, 1998(2)
                                    ACQUIRED ON      VALUE      ---------------------------   ---------------------------
               NAME                  EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
               ----                 -----------   -----------   -----------   -------------   -----------   -------------
Archie W. Dunham..................      --            --         1,928,446      2,085,886     $16,449,027     $666,895
Gary W. Edwards...................      --            --         1,007,016        750,298       9,444,625      309,513
Robert E. McKee III...............      --            --           771,156        735,104       6,502,665      294,410
Robert W. Goldman.................      --            --           232,426        216,753       1,955,829       89,229
Rick A. Harrington................      --            --           196,177        278,760       1,166,709      136,400

---------------

(1) No Conoco stock options were exercised in 1998. DuPont stock options were exercised by the following officers in the amounts indicated: Mr. McKee, 14,708 shares with a realized value of $487,878; Mr. Goldman, 8,406 shares with a realized value of $292,078; and Mr. Harrington, 23,492 shares with a realized value of $925,806. The realized value represents the pre-tax gain, which is the difference between the market value of the shares on the date of exercise of the options and the exercise price.

(2) Represents the closing price as reported on the New York Stock Exchange for Class A Common Stock on December 31, 1998 of $20.875, less the exercise price for all outstanding exercisable and unexercisable options for which the exercise price is less than such closing price. Exercisable options have been held at least one year from the date of grant and have met applicable stock price hurdles. Unexercisable options have been held for less than one year or have not met the applicable stock price hurdles.

RETIREMENT BENEFITS

     Retirement benefits for Conoco employees are provided under the DuPont Pension and Retirement Plan, and are based on an employee's years of service and average monthly pay during the employee's three highest paid years. "Average monthly pay" for this purpose includes regular compensation and 100% of annual variable compensation payments, but excludes other bonuses and compensation in excess of limits imposed by the Internal Revenue Code of 1986. The Code limits the amount of annual benefits which may be payable from the pension trust. Retirement benefits in excess of these limitations are paid from Conoco's general revenues under separate, nonfunded pension restoration plans.

     Effective as of the date DuPont ceases to own securities representing 80% or more of the voting power and 80% or more of the economic value of all outstanding shares of Common Stock, Conoco will establish its own retirement plan. See "Arrangements Between Conoco and DuPont -- Employee Matters Agreement."

     The table below illustrates the straight-life annuity amounts payable under the DuPont Pension and Retirement Plan and retirement restoration plans to Conoco employees retiring at age 65 in 1998. These amounts reflect an offset based on Social Security benefits. The current years of service credited for retirement benefits for the Named Officers are as follows: 33 years for Archie
W. Dunham; 35 years for Gary W. Edwards; 31 years for Robert E. McKee III; 33 years for Robert W. Goldman; and 19 years for Rick A. Harrington.

                               PENSION PLAN TABLE

                                           ESTIMATED ANNUAL RETIREMENT BENEFITS ON SERVICE OF:
                                         -------------------------------------------------------
   SALARY AND VARIABLE COMPENSATION       30 YEARS       35 YEARS       40 YEARS       45 YEARS
   --------------------------------      ----------     ----------     ----------     ----------
$ 450,000..............................  $  208,000     $  244,000     $  280,000     $  316,000
   900,000.............................     424,000        496,000        568,000        640,000
 1,350,000.............................     640,000        748,000        856,000        964,000
 1,800,000.............................     856,000      1,000,000      1,144,000      1,288,000
 2,250,000.............................   1,072,000      1,252,000      1,432,000      1,612,000
 2,700,000.............................   1,288,000      1,504,000      1,720,000      1,936,000

SEVERANCE ARRANGEMENTS

     On May 10, 1998, Conoco entered into a severance agreement with Archie W. Dunham. The severance agreement has an initial term of three years, which term will be extended, if necessary, upon any "Change in Control" (as such term is defined in the severance agreement) so that the severance agreement will expire no earlier than 24 months after such event. The severance agreement provides that if, during the term of the severance agreement, Mr. Dunham's employment is terminated by Conoco other than for cause, or by reason of Mr. Dunham's death or disability, or if Mr. Dunham terminates his employment for "Good Reason" (as defined in the severance agreement), Mr. Dunham will be entitled to (i) a lump sum severance payment equal to three times the sum of his base salary and previous year's bonus, (ii) 36 months of benefits continuation, (iii) a pro rata portion of the annual bonus for which he is eligible in the year of termination and (iv) vesting of any unvested equity-based awards from Conoco. Mr. Dunham will also be entitled to terminate his employment and receive the foregoing benefits if, prior to the second anniversary of the occurrence of the Offerings or after DuPont reduces its ownership to less than 50%, he is not appointed as Chairman of the Board of Conoco (unless his employment had previously terminated by reason of death, disability or for cause). Mr. Dunham will also be entitled to receive an additional payment (a "gross-up payment") sufficient to compensate him for the amount of any excise tax imposed on payments made under the severance agreement or otherwise pursuant to Section 4999 of the Code and for any taxes imposed on such additional payment.

     Conoco has established the Conoco Inc. Key Employee Severance Plan, which covers certain employees of Conoco, including Gary W. Edwards, Robert E. McKee III, Robert W. Goldman and Rick A. Harrington. The plan provides that if the employment of a participant in the plan is terminated (i) within two years of a "Change in Control" of Conoco or (ii) after a "Potential Change in Control" of Conoco but prior to a Change in Control (whether or not a Change in Control ever occurs), in either case by Conoco other than for "Cause" or by the participant for "Good Reason" (as such terms are defined in the plan), the participant will be entitled to (i) a lump sum severance payment equal to two or three times the sum of his base salary and previous year's bonus, (ii) 24 or 36 months of benefits continuation and (iii) a pro rata portion of the annual bonus for which he is eligible in the year of termination and, if necessary, a gross-up payment sufficient to compensate the participant for the amount of any excise tax imposed on payment made under the plan or otherwise pursuant to Section 4999 of the Code and for any taxes imposed on such an additional payment. The plan has a three-year term commencing on May 10, 1998, which term will be extended, if necessary, upon a Change in Control so that it expires no earlier than 24 months after such an event. Amounts payable under the plan will be in lieu of any payments or benefits that may be payable to the severed employee under any other plan, policy or program of Conoco relating to severance.

     Conoco has also established both the (i) Conoco Inc. Key Employee Temporary Severance Plan (the "Key Employee Temporary Severance Plan") and (ii) the Conoco Inc. Temporary Severance Plan (the "Temporary Severance Plan"), each of which covers certain Conoco employees, including the Named Officers. Under the Key Employee Temporary Severance Plan (which expires in 2001), if the employment of a participant is involuntarily terminated due to a reduction in force or if a participant experiences defined adverse employment changes (including certain relocation requirements and reductions in pay or position), the individual will be entitled to one year's base salary and variable bonus. Under the Temporary Severance Plan, benefits are paid to a participant upon termination of employment in the same circumstances as are described under the Key Employee Temporary Severance Plan, but only if such termination occurs after a "Change in Control" (as defined in the Temporary Severance Plan) except that benefits upon such a termination are equal to two weeks' pay for each completed year of service, up to a maximum of 52 weeks' pay. Amounts payable under both the Key Employee Temporary Severance Plan and the Temporary Severance Plan are reduced by amounts payable pursuant to any other severance plan, policy or program of Conoco.

                 PRINCIPAL STOCKHOLDERS OF CONOCO COMMON STOCK

     The following table sets forth certain information regarding the beneficial ownership as of March 1, 1999 of shares of Class A and Class B Common Stock by DuPont and each other person or entity known to Conoco to be a beneficial owner of five percent or more of Conoco's voting securities.

                          PRINCIPAL STOCKHOLDERS TABLE

                                                    CLASS A COMMON STOCK     CLASS B COMMON STOCK
                                                    ---------------------   ----------------------
                                                      NUMBER     PERCENT      NUMBER      PERCENT
NAME AND ADDRESS                                    OF SHARES    OF CLASS    OF SHARES    OF CLASS
----------------                                    ----------   --------   -----------   --------
E. I. du Pont de Nemours and Company..............      --          --      436,543,573     100%(1)
  1007 Market Street
  Wilmington, Delaware 19898
Putnam Investments, Inc. and related
  entities(2).....................................  13,654,179     7.1%         --         --
  One Post Office Square
  Boston, Massachusetts 02109
Ark Asset Management Co., Inc.(3).................  11,278,200     5.9%         --         --
  125 Broad Street
  New York, New York 10004
Citigroup Inc.(4)
  153 East 53rd Street
  New York, New York 100043.......................  10,259,914     5.4%         --         --
Scudder Kemper Investments, Inc.(5)...............   9,693,000     5.1%         --         --
  345 Park Avenue
  New York, New York 10154

---------------
(1) Shares of Class B Common Stock have five votes per share. Accordingly, DuPont's ownership of Class B Common Stock represents approximately 92% of the combined voting power of the Class A and Class B Common Stock.

(2) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 4, 1999 by Putnam Investments, Inc. ("PI"), a subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), on behalf of itself, MMC, Putnam Investment Management, Inc. ("PIM") and The Putnam Advisory Company, Inc. ("PAC"). Consists of 12,483,788 shares beneficially owned by PIM and 1,170,391 shares beneficially owned by PAC, both wholly owned registered investment advisors of PI. Both subsidiaries have dispositive power over the shares as investment managers, but each of the mutual funds' trustees have voting power over shares held by each fund, and PAC has shared voting power over the shares held by institutional clients. The address of MMC is 1166 Avenue of the Americas, New York, New York 10036.

(3) Based on a Schedule 13G filed with the SEC on February 4, 1999.

(4) Based on a Schedule 13G filed with the SEC on February 12, 1999. Consists entirely of shares beneficially owned by subsidiaries of Citigroup Inc. which individually qualify to file a Schedule 13G but whose beneficial ownership does not exceed 5%. Citigroup Inc. has shared voting and dispositive power over all these shares, but disclaims beneficial ownership of all such shares.

(5) Based on a Schedule 13G filed with the SEC on February 11, 1999. Scudder Kemper Investments, Inc. has sole voting power with respect to 3,253,300 shares, shared voting power with respect to 6,013,300 shares, sole dispositive power with respect to 9,488,800 shares and shared dispositive power with respect to 204,200 shares.

                 PRINCIPAL STOCKHOLDERS OF DUPONT COMMON STOCK

     As of December 31, 1998, Wilmington Trust Corporation, Wilmington, Delaware, beneficially owned an aggregate of 75,717,172 shares of DuPont's Common Stock, or 6.6 percent of such shares outstanding at the time. The shares held by Wilmington Trust are held of record for trust, estate, custody or agency accounts and at year-end included 14,167,867 shares held in the DuPont Flexitrust, a trust created by DuPont to satisfy obligations of DuPont under various employee benefit and compensation plans. Based on public filings, there is no reported stockholder that owns five percent or more of either series of DuPont preferred stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Shares of Conoco Class B Common Stock distributed to stockholders of DuPont will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Conoco under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Conoco. The directors and principal executive officers of Conoco, as well as certain significant stockholders of Conoco will be affiliates. Affiliates of Conoco may sell their shares of Conoco Class B Common Stock only under an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

                      DESCRIPTION OF CONOCO CAPITAL STOCK

GENERAL

     The authorized capital stock of Conoco consists of (1) 3.0 billion shares of Class A Common Stock, par value $.01 per share, and 1.6 billion shares of Class B Common Stock, par value $.01 per share, and (2) 250 million shares of preferred stock, par value $.01 per share. There is no preferred stock outstanding on the date of this Offering Circular -- Prospectus. As of March 15, 1999, there were 190.5 million shares of Class A Common Stock and 436.5 million shares of Class B Common Stock outstanding. DuPont and its affiliates own all the Class B Common Stock. A description of the material terms and provisions of Conoco's certificate of incorporation affecting the relative rights of the Class A Common Stock, the Class B Common Stock and the preferred stock is set forth below. The following description of the capital stock of Conoco is intended as a summary only. For complete information, you should read Conoco's certificate of incorporation and by-laws incorporated by reference as an exhibit to the Registration Statement of which this Offering Circular-Prospectus forms a part.

COMMON STOCK

  VOTING RIGHTS

     The holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share. Holders of shares of Class A Common Stock and Class B Common Stock may not cumulate their votes in the election of directors. Generally, matters to be voted on by stockholders, including amendments to the certificate of incorporation, must be approved by a majority of the votes entitled to be cast by the holders of Conoco Common Stock, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. However, a majority vote of the affected class (voting separately) is also necessary for amendments of the certificate of incorporation that would adversely affect the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock. Holders of Class A Common Stock may not vote on any change in the powers, preferences or special rights of the Class B Common Stock that would not adversely affect their rights. For purposes of the foregoing provisions, any provision for the voluntary, mandatory and other conversion or exchange of the Class B Common Stock into or for Class A Common Stock on a one-for-one basis shall be deemed not to adversely affect the rights of the Class A Common Stock. Any amendment to the certificate of incorporation to increase the authorized shares of any class of capital stock of Conoco requires the approval only of a majority of the votes entitled to be cast by the holders of Conoco Common Stock voting together as a single class.

  DIVIDENDS

     All holders of Conoco Common Stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. If the board declares a stock dividend, stockholders of each class must receive shares of the class of stock they already hold. Additionally, all common stockholders must receive the same number of dividend shares on a per share basis.

     Conoco may not reclassify, subdivide or combine shares of either class of Common Stock without simultaneously doing the same to shares of the other class.

  CONVERSION

     Each share of Conoco Class B Common Stock is convertible while held by DuPont or any of its subsidiaries (excluding Conoco) at the holder's option into one share of Class A Common Stock. Following the exchange offer, shares of Class B Common Stock will no longer be convertible into shares of Class A Common Stock.

     Prior to the exchange offer, any shares of Class B Common Stock transferred to a person other than DuPont or any of its affiliates (excluding Conoco) will automatically be converted into shares of Class A Common Stock upon the transfer. Shares of Class B Common Stock transferred to stockholders of DuPont in the exchange offer will not be converted into shares of Class A Common Stock. Following the exchange offer, shares of Class B Common Stock will be transferable as Class B Common Stock, subject to applicable laws.

     If the exchange offer (or other transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended) does not occur, all shares of Class B Common Stock will automatically be converted into Class A Common Stock when the number of outstanding shares of Class B Common Stock owned by DuPont (together with its affiliates (excluding Conoco)) falls below 50 percent of the aggregate number of outstanding shares of Common Stock. This provision prevents DuPont from owning less than 50 percent of Conoco's economic value while still retaining control of more than 80 percent of Conoco's voting power. All conversions will be effected on a share-for-share basis.

  OTHER RIGHTS

     If Conoco merges or consolidates with another corporation in which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of consideration for their shares. This requirement can be waived by a majority vote of each class of holders of Common Stock.

     On liquidation, dissolution or winding up of Conoco, after payment in full of any amounts required to be paid to holders of preferred stock, all holders of Common Stock, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of Common Stock.

     No shares of either class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock or other securities of Conoco.

     All the outstanding shares of Conoco Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The preferred stock is issuable from time to time in one or more series. The Conoco board resolutions issuing these shares will specify the designations, preferences and other rights for each series. The certificate of incorporation authorizes Conoco's board of directors to determine, among other things, the voting, dividend, redemption, conversion, exchange and liquidation powers, rights and preferences and the limitations thereon pertaining to preferred stock. The Conoco board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the Common Stock and that could hinder takeovers. Conoco has no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval may delay, defer or prevent a change in control of Conoco or the removal of existing management.

     For purposes of the Rights Plan described below, Conoco's board of directors has designated 1.0 million shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Shares"). See "-- Anti-Takeover Effects of Certain Certificate and By-law Provisions -- Rights Plan."

ANTI-TAKEOVER EFFECTS OF CERTAIN CERTIFICATE AND BY-LAW PROVISIONS

  GENERAL

     Certain provisions of the certificate of incorporation and by-laws summarized below may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for the Common Stock.

  BOARD OF DIRECTORS

     The certificate of incorporation and by-laws provide that the Conoco board of directors is divided into three classes of directors, with the classes to be nearly equal in number as possible. The classes have been elected for terms expiring at the annual meeting of stockholders to be held in 1999, 2000 and 2001, respectively. Each director is to hold office until his or her successor is duly elected and qualified. Beginning with the 1999 annual meeting of stockholders, directors will be elected for three-year terms.

     The certificate of incorporation and by-laws provide that Conoco's board of directors shall initially consist of nine members. The certificate of incorporation and by-laws also provide that Conoco shall have not less than six nor more than 15 directors. A majority of the entire board of directors determines the exact number. The certificate of incorporation also provides that any vacancies on the board will be filled by the majority vote of the remaining directors, even if less than a quorum, or by a sole remaining director, or by stockholders if the vacancy was caused by the action of stockholders (in which event the vacancy may not be filled by the directors).

     The certificate of incorporation and the by-laws provide that, except as provided below, stockholders can remove directors, with or without cause; provided, however, that during the period (1) beginning on the first date that DuPont ceases to beneficially own shares representing 50 percent or more of the votes entitled to be cast by Conoco's voting stock; and (2) ending on the first date that DuPont ceases to beneficially own shares representing 30 percent or more of the votes entitled to be cast by Conoco's voting stock, a two-thirds majority vote of stockholders is required to remove directors. We refer to the date in clause (1) as the First Trigger Date and the date in clause (2) as the Second Trigger Date.

     Notwithstanding the foregoing, from and after the Second Trigger Date, directors of Conoco may only be removed for cause by a majority vote of stockholders.

     Unless the Board of Directors has made a determination that removal is in the best interests of Conoco (in which case the following definition shall not apply), "cause" for removal of a director will exist only if:

     - the director has been convicted, or when a director is granted immunity to testify when another has been convicted, of a felony by a court and such conviction is no longer subject to direct appeal;

     - a majority of the directors or a court finds the director guilty of willful misconduct in the performance of his duties to Conoco in a matter of substantial importance to Conoco; or

     - a court finds the director to be mentally incompetent, and the mental incompetency directly affects his ability as a director of Conoco.

     Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of preferred stock may elect directors of Conoco because Conoco has not paid dividends or because of other defaults contained in the board resolution establishing a series of preferred stock, any of those directors can only be removed in accordance with the resolution establishing the preferred stock.

     The by-laws provide that (1) prior to the First Trigger Date, a majority of the directors on the audit and compliance committee and the compensation committee of the board of directors shall be directors designated by DuPont and
(2) on and after the First Trigger Date, but so long as DuPont owns shares representing 10 percent or more of the votes entitled to be cast by Conoco's voting stock, each committee of the board of directors shall include at least one director designated by DuPont.

  ADVANCE NOTICE PROCEDURES

     In general, a stockholder wishing to nominate directors or raise other matters for consideration at an annual meeting of stockholders must notify Conoco in writing between 90 and 120 days prior to the anniversary of the previous year's annual meeting of stockholders. The notice must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The certificate of incorporation and the by-laws provide that, as long as DuPont controls more than 10 percent or more of the votes entitled to be cast by Conoco's voting stock, DuPont is exempt from the foregoing advance notice procedures for director nominations and stockholder proposals.

  SPECIAL MEETINGS

     The by-laws provide that currently only specified officers of Conoco or any officer at the request of the Board of Directors or committee thereof may call special meetings; stockholders may not call special meetings. The certificate of incorporation and the by-laws provide that, after the Second Trigger Date, only the Chairman of the Board of Directors or the Board of Directors by resolution may call special meetings of stockholders and stockholders are expressly denied the right to call special meetings. In addition, the certificate of incorporation and the by-laws provide that currently stockholders may act by written consent, but that after the Second Trigger Date stockholders may only act at an annual or special meeting of stockholders and not by written consent. No business other than that stated in the notice of such meeting may be transacted at any special meeting.

  FAIR PRICE PROVISION

     The certificate of incorporation includes a "fair price" provision which prohibits certain mergers, sales of all assets, recapitalizations or dissolutions with persons (other than DuPont) owning 15 percent of Conoco's Common Stock. These transactions are permitted, however, if (a) the holders of each class of Common Stock receive the same consideration as the other class and either (1) the same consideration in form and amount per share as the highest consideration paid by the Related Person in a tender or exchange offer in which the Related Person acquired at least 50 percent of each outstanding stock of either class of Common Stock and which was completed not more than one year prior to the entering into of a definitive agreement for the Business Combination or (2) not less in amount (as to cash) or fair market value (as to non-cash consideration) than the highest price paid or agreed to be paid by the Related Person for shares of any class of Conoco's voting stock in any transaction that either resulted in the Related Person's beneficially owning 15 percent or more of any class of Conoco's voting stock or was effected at a time when the Related Person beneficially owned 15 percent or more of any class of Conoco's voting stock, in either case occurring not more than one year prior to the Business Combination, or (b) the transaction is approved by (1) a majority of the Continuing Directors or (2) shares representing (x) not less than 66 2/3 percent of the votes entitled to be cast by the voting stock, (y) not less than
50.01 percent of the votes entitled to be cast by the voting stock not beneficially owned by the Related Person, and (z) from and after the First Trigger Date, a majority of the votes entitled to be cast by the holders of each class of Common Stock (excluding all shares beneficially owned by any Related Person), voting separately as a class; provided that, after the Second Trigger Date, the required approval percentages in clauses (b)(2)(x) and (y) increase to 80 percent and 66 2/3 percent, respectively. Such approvals are also required to amend the Fair Price Provisions. The Fair Price Provision will not be applicable at such time as all shares of Class B Common Stock have been converted into or exchanged for Class A Common Stock.

     Under the Fair Price Provision, a "Related Person" is any person (other than DuPont and its affiliates and associates) that beneficially owns 15 percent or more of any class of Conoco's voting stock outstanding or is an affiliate of Conoco and at any time within the preceding two-year period was the beneficial owner of 15 percent or more of any class of Conoco's voting stock outstanding.

     The relevant "Business Combinations" involving Conoco covered by the Fair Price Provision are

     - any merger or consolidation of Conoco or any subsidiary of Conoco with or into a Related Person or an affiliate of a Related Person,

     - any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of Conoco to a Related Person or an affiliate of a Related Person,

     - certain reclassifications, recapitalizations and other corporate actions requiring a stockholder vote that have the effect of increasing by more than one percent the proportionate share of any class of voting stock beneficially owned by the Related Person or an affiliate of a Related Person and

     - a dissolution of Conoco caused or proposed by a Related Person or an affiliate of a Related Person.

     A "Continuing Director" is a director who is unaffiliated with the Related Person and who was a director before the Related Person became a Related Person, and any successor of a Continuing Director who is unaffiliated with a Related Person and is recommended or nominated to succeed a Continuing Director by a majority of the Continuing Directors.

  AMENDMENT

     A two-thirds majority vote of Conoco's voting stock (80% after the Second Trigger Date) is required to amend provisions of Conoco's certificate of incorporation and by-laws relating to:

     - stockholder action by written consent;

     - the right to call special meetings of stockholders;

     - advance notice procedures with respect to stockholder meetings (including DuPont's exemption from those procedures);

     - board of directors classification and removal provisions; and

     - amendments changing the voting requirements for amendments;

provided that after the First Trigger Date, if there are any shares of Class B Common Stock outstanding, approval by a majority of the votes entitled to be cast by the holders of each class of Common Stock, voting separately by class, is also required.

     The board of directors may also amend the by-laws.

  EFFECT OF EXCHANGE OFFER ON THE FOREGOING PROVISIONS

     If the exchange offer is completed, the date of completion will be the Second Trigger Date. Accordingly, from that time

     - directors may only be removed for cause, by majority vote of Conoco's voting stock,

     - stockholders will no longer be able to take action by written consent,

     - the approval percentages required under clauses b(2)(x) and (y) in the "Fair Price Provision" section above will increase to 80 percent and
      66 2/3 percent, respectively, and

     - amendments by stockholders of the provisions under "Amendment" will require 80 percent of the votes of Conoco's voting stock and a majority vote of each class.

  RIGHTS PLAN

     The board of directors has adopted a Share Purchase Rights Plan. Pursuant to the Rights Plan, one preferred share purchase right accompanies each outstanding share of Conoco Common Stock. We refer to these securities as "Rights". Each holder of a Right is entitled to purchase from Conoco one one-thousandth of a share of the Junior Preferred Shares at a price of $88 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between Conoco and First Chicago Trust Company of New York. The following description is only a summary. For complete information you should read the Rights Agreement, which has been incorporated by reference as an exhibit to the Registration Statement of which this Offering Circular-Prospectus is a part. See "Where You Can Find More Information" on page 143.

     The Rights will be evidenced by the certificates representing the Common Stock until the earlier to occur of

     (1) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of

     - 15 percent or more of the outstanding Class A Common Stock,

     - 15 percent or more of the outstanding Class B Common Stock or

     - any combination of Class A Common Stock and Class B Common Stock representing 15 percent or more of the votes of all shares entitled to vote in the election of directors or

     (2) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the completion of which would result in beneficial ownership by a person or group of shares meeting the requirements set forth above. We refer to the earlier of the two dates as the "Rights Distribution Date."

     Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will only be transferred with the respective Class A Common Stock and Class B Common Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), all shares of Common Stock which are issued will have associated Rights. As soon as practicable following the Rights Distribution Date, Conoco will mail separate certificates evidencing the Class A Rights and Class B Rights to holders of record of the Class A Common Stock and the Class B Common Stock, respectively, as of the close of business on the Rights Distribution Date. The separate Rights Certificates alone will then evidence the Rights.

     The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on August 31, 2008, unless this date is extended or unless Conoco redeems the Rights earlier, in each case, as summarized below.

     If any person or group becomes an Acquiring Person, the Rights held by the Acquiring Person will become void. At that time each other holder of a Right, will thereafter have the right to receive upon exercise that number of shares of the class of Common Stock attributable to the Right, having a current market price of two times the exercise price of the Right. If Conoco is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or a group becomes an Acquiring Person, each holder of a Right will from that time on have the right to receive, upon exercising the Right at the then-current exercise price, a number of shares of common stock of the acquiring company which has a current market price of two times the exercise price of the Right.

     At any time until the tenth business day following the public announcement that a person or group has become an Acquiring Person, the board of directors may redeem all of the Rights at a price of $.01 per Right. If the board redeems the Rights, holders will no longer be able to exercise the Rights and the only right of the holders of the Rights will be to receive $.01 per Right.

     The board of directors may amend the terms of the Rights without the consent of the holders of the Rights prior to the Rights Distribution Date. After the Rights Distribution Date, the Board may amend the Rights Agreement to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that the board may not amend the Rights to lengthen a time period relating to when the Rights may be redeemed if the Rights are not redeemable at that time. In addition, all amendments require the consent of DuPont, if DuPont holds 30 percent of voting power of the outstanding shares of Common Stock. In addition, no amendments to the definition of "Acquiring Person" can be made at any time without DuPont's consent, if DuPont holds 10 percent of voting power of the outstanding shares of Common Stock.

     Until a Right is exercised, the holder of the Right will have no rights as a stockholder of Conoco, including, without limitation, the right to vote or to receive dividends.

     The board may adjust the number of outstanding Rights and the number of one-thousandths of a Junior Preferred Share issuable upon exercise of each Right in the event of a stock split of or a common stock dividend on the Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Rights Distribution Date.

     The board may adjust the Purchase Price payable, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights from time to time to prevent dilution:

     (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares,

     (2) upon the grant to holders of the Junior Preferred Shares of certain rights or warrants to subscribe for or purchase Junior Preferred Shares at a price, or securities convertible into Junior Preferred Shares with a conversion price, less than the then-current market price of the Junior Preferred Shares or,

     (3) upon the distribution to holders of the Junior Preferred Shares of evidences of indebtedness or assets, excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Junior Preferred Shares, or of subscription rights or warrants, other than those referred to above.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional Junior Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Junior Preferred Share, which may, at Conoco's option, be evidenced by depositary receipts) and instead of issuing fractional shares, an adjustment in cash will be made based on the market price of the Junior Preferred Shares on the last trading day prior to the date of exercise.

     Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each Junior Preferred Share will have 1,000 votes voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Junior Preferred Share will be entitled to receive 1,000 times the amount received per share of the Common Stock. These rights are protected by customary anti-dilution provisions.

     Due to the nature of the Junior Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire Conoco on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 15 percent or more of the Class A Common Stock, Class B Common Stock or voting power of the outstanding shares of Common Stock since the Rights may be redeemed by Conoco at the Redemption Price until such time.

     DuPont is excluded from the definition of "Acquiring Person" and therefore its ownership cannot trigger the distribution of rights under the Rights Plan.

CONTRACTUAL RELATIONS AMONG CONOCO, DUPONT AND CERTAIN RELATED ENTITIES

     The certificate of incorporation provides that, if certain disclosure conditions are satisfied and if fair as to Conoco as of the time it is authorized, approved or ratified by the board of directors, by a committee thereof or by the stockholders, no contract, agreement, arrangement or transaction between (1) Conoco and DuPont, (2) Conoco and one or more of the directors or officers of Conoco, DuPont or a Related Entity (as defined below) or (3) Conoco and any Related Entity will be void or voidable solely because DuPont, any Related Entity or any one or more of the officers or directors of Conoco, DuPont or any Related Entity are parties to the contract, agreement, arrangement or transaction (or solely because any such directors or officers are present at or participate in the meeting of the board of directors or committee thereof that authorizes the contract, agreement, arrangement or transaction or solely because his or their votes are counted for such purpose), DuPont, any Related Entity and such directors and officers (a) will have fully satisfied and fulfilled their fiduciary duties to Conoco and its stockholders with respect to the contract, agreement, arrangement or transaction, (b) will not be liable to Conoco or its stockholders for any breach of fiduciary duty by reason of the entering into, performance or completion of any such contract, agreement, arrangement or transaction, (c) will be deemed to have acted in good faith and in a manner such persons reasonably believe to be in and not opposed to the best interests of Conoco and (d) will be deemed not to have breached their duties of loyalty to Conoco and its stockholders and not to have derived an improper personal benefit therefrom. A "Related Entity" is a corporation, partnership, association or other organization in which one or more of Conoco's directors have a financial interest.

DELAWARE BUSINESS COMBINATION STATUTE

     Conoco is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 provides that, subject to certain exceptions, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including in general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for three years after becoming an interested stockholder unless:

     (1) the board of directors of the corporation had previously approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

     (2) upon completion of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or

     (3) on or after such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Except as otherwise specified in Section 203, an "interested stockholder" includes:

     (1) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

     (2) that person's affiliates and associates. DuPont and its affiliates, however, are excluded from the definition of "interested stockholder" under the terms of Section 203. Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

LIMITATIONS ON DIRECTORS' LIABILITY

     The certificate of incorporation provides that no director of Conoco shall be liable to Conoco or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

     - for any breach of the director's duty of loyalty to Conoco or its stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - in respect of certain unlawful dividend payments or stock redemptions or repurchases as provided in Section 174 of the Delaware General Corporation Law, or

     - for any transaction from which the director derived an improper personal benefit.

     These provisions eliminate the rights of Conoco and its stockholders (through stockholders' derivative suits on behalf of Conoco) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. Conoco's by-laws provide for indemnification of directors and officers to the maximum extent permitted by Delaware law. Conoco has also entered into indemnification agreements with each of its directors providing for indemnification of such directors to the fullest extent permitted by applicable law.

LISTING

     Conoco will apply to list Conoco Class B Common Stock on the NYSE under the trading symbol "COC.B." The Class A Common Stock is listed on the NYSE under the symbol "COC." Upon the closing of the exchange offer, the symbol for the Conoco Class A Common Stock will be changed to "COC.A."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Conoco Common Stock is First Chicago Trust Company of New York.

             COMPARISON OF RIGHTS OF HOLDERS OF DUPONT COMMON STOCK
                            AND CONOCO COMMON STOCK

     Upon completion of the exchange offer, DuPont stockholders who exchange their shares of DuPont Common Stock for Conoco Class B Common Stock will become stockholders of Conoco. These holders' rights will continue to be governed by Delaware law and will be governed by the Conoco certificate of incorporation and by-laws. Because each of DuPont and Conoco is organized under the laws of Delaware, differences in the rights of a Conoco stockholder from those of a DuPont stockholder arise principally from provisions of the certificates of incorporation and by-laws of each of DuPont and Conoco.

     The following is a summary of the material differences between the companies' certificates and by-laws. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to the governing corporate instruments of DuPont and Conoco which you should read. Copies of the governing corporate instruments of DuPont and Conoco have been filed with the SEC. See "Where You Can Find More Information" on page 143.

AUTHORIZED CAPITAL STRUCTURE AND LIQUIDATION RIGHTS

     The following table summarizes the capital structure of the two companies
as of             :

CONOCO

   CLASS OF SECURITY      AUTHORIZED    OUTSTANDING        LIQUIDATION PREFERENCE
   -----------------      ----------    -----------        ----------------------
Class A Common            3 billion    190.5 million  None
Class B Common            1.6 billion  436.5 million  None
Preferred, $.01 par       250 million  None           Not applicable
  value

DUPONT

   CLASS OF SECURITY      AUTHORIZED    OUTSTANDING        LIQUIDATION PREFERENCE
   -----------------      ----------    -----------        ----------------------
Common Stock,             1.8 billion  1.14 billion   None
  $0.30 par value
Preferred Stock           23 million
  $4.50 DuPont Preferred               1.7 million    $100 per share if involuntary
                                                      $115 per share if voluntary, plus
                                                      accrued dividends in either case
  $3.50 DuPont Preferred               700,000        $100 per share if involuntary
                                                      $107 per share if voluntary, plus
                                                      accrued dividends in either case

DIVIDEND POLICY

     Neither DuPont nor Conoco is under any legal or contractual obligation to pay dividends on their respective Common Stock. Conoco currently intends to pay quarterly cash dividends of $.19 per share on its Common Stock, subject to financial results and declaration by its board of directors. DuPont currently intends to pay quarterly cash dividends of $.35 per DuPont share, subject to financial results and declaration by its board of directors.

     There can be no assurance, however, that these dividends or any future dividends will be declared and paid.

VOTING RIGHTS

     Holders of Conoco Class B Common Stock are entitled to cast five votes per share on all matters submitted to a vote of the common stockholders of Conoco. Holders of Conoco Class A Common Stock are entitled to cast one vote per share. Generally, matters to be voted on by stockholders must be approved by a majority (or in the case of the election of directors, a plurality) of the votes entitled to be cast by the

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

holders of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. For more details, see "Description of Conoco Capital Stock -- Common Stock -- Voting Rights."

     Holders of DuPont Common Stock are entitled to cast one vote per share on all matters submitted to a vote of the common stockholders of DuPont. Generally, all matters to be decided by the common stockholders of DuPont shall be decided by plurality vote, except as otherwise required by statute.

CERTAIN ANTI-TAKEOVER PROVISIONS

Shareholder Action by Written Consent

     Conoco's certificate of incorporation and by-laws provide that after the Second Trigger Date (which shall occur upon completion of the exchange offer), Conoco stockholders may no longer take action by written consent.

     DuPont's certificate of incorporation and by-laws provide that any action required or permitted to be taken by stockholders may be effected by written consent.

Board of Directors

     The following table compares the structure of Conoco's and DuPont's boards of directors:

          PROVISION            CONOCO                         DUPONT
          ---------            ------                         ------
Number of Directors            Between six and 15             More than 10
Expiration of Directors'
  Terms(1)                     Staggered                      Simultaneous
Votes required for removal     50% (currently)                50%
                               66 2/3% (between the First
                               and Second Trigger Dates)
                               50% and only for cause (after
                               the Second Trigger Date)

---------------
(1) See "Description of Conoco Capital Stock -- Anti-Takeover Effects of Certain Certificate and By-Law Provisions -- Board of Directors." The terms of one-third of Conoco's directors expire each year. The terms of each DuPont director expires each year. A board structure like Conoco's is more likely than DuPont's to hinder takeover attempts.

Advance Notice Procedures

     Conoco's by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, a stockholder wishing to nominate a director or raise another proposal must notify Conoco in writing between 90 and 120 days prior to the anniversary of the previous year's annual meeting of stockholders. This notice must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

     DuPont's certificate of incorporation and by-laws have no provisions regarding advance notice of director nominations or stockholder proposals.

Special Meetings

     Conoco's by-laws provide that special meetings of stockholders generally may be called only by certain specified officers of Conoco or by any officer at the request of the board of directors or one of the board's committees. Special meetings cannot be called by stockholders of Conoco and the certificate of incorporation and the by-laws expressly deny stockholders the right to call special meetings after the exchange offer.

     DuPont's by-laws provide that a special meeting of the stockholders of DuPont shall be called by the board of directors or by the secretary of DuPont at the request of at least 25 percent of the outstanding stock of DuPont entitled to vote.

Fair Price Provision

     Conoco's certificate of incorporation includes a fair price provision that prohibits certain business combinations with a person owning more than 15 percent of Conoco's Common Stock, unless the transaction meets certain fairness criteria or is approved by certain super-majority voting criteria. For more details, see "Description of Conoco Capital Stock -- Anti-Takeover Effects of Certain Certificate and By-Law Provisions -- Fair Price Provision."

     DuPont's certificate of incorporation and by-laws do not contain a fair price provision.

Amendment

     Amendments to provisions of Conoco's certificate of incorporation (and amendments to its by-laws by stockholders) relating to the following matters require two-thirds majority of all Common Stock votes (80 percent after the Second Trigger Date), provided that after the First Trigger Date, if there are any shares of Class B Common Stock outstanding, approval by a majority of the votes entitled to be cast by the holders of each class of Common Stock, voting separately by class, is also required:

     -  stockholder action by written consent;

     -  the right to call special meetings of stockholders;

     - advance notice procedures with respect to stockholder meetings (including DuPont's exemption from those procedures);

     -  board classification and removal provisions; and

     -  amendments changing the voting requirements for amendments.

     There are no provisions in DuPont's governing documents which require supermajority votes. Both companies are subject to the provisions of Delaware law governing amendments to certificates of incorporation and by-laws.

Rights Plan

     Conoco's board of directors has adopted a rights plan providing for the issuance of Rights, which would cause substantial dilution to a person or group that attempts to acquire Conoco on terms not approved in advance by Conoco's board of directors. For more details, see "Description of Conoco Capital
Stock -- Anti-Takeover Effects of Certain Certificate and By-Law
Provisions -- Rights Plan."

     DuPont has not adopted a rights plan.

LISTING

     Conoco will apply to list the Conoco Class B Common Stock on the NYSE under the symbol "COC.B."

     DuPont Common Stock is currently listed and traded on the NYSE under the symbol "DD" and on the Boston, Chicago, Cincinnati, Pacific, Philadelphia, London, Brussels, Paris, Dusseldorf, Frankfurt and Amsterdam exchanges, as well as the Swiss Electronic Exchange.

                     ARRANGEMENTS BETWEEN CONOCO AND DUPONT

     In 1998 and prior years, there were significant transactions between Conoco and DuPont involving services (such as natural gas and gas liquids supply, cash management, other financial services, purchasing, legal, computer and corporate activities). See note 3 to the notes to consolidated financial statements of Conoco. To govern Conoco's and DuPont's on-going relationship and to facilitate separating the two companies, Conoco and DuPont, or their respective subsidiaries, entered into various agreements, including those described below. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. Therefore, these agreements may not contain terms as favorable to Conoco as Conoco could have obtained from unaffiliated third parties.

     Conoco filed the agreements summarized below as exhibits to the registration statement filed with its initial public offering. Reading the following summaries is not a substitute for reading the documents in their entirety. For more details, see "Where You Can Find More Information."

RESTRUCTURING, TRANSFER AND SEPARATION AGREEMENT

     In connection with the Conoco initial public offering, DuPont and Conoco entered into a Restructuring, Transfer and Separation Agreement, which provided for, among other things, the principal transactions required to effect the separation of the two companies and the Conoco initial public offering. These transactions included the transfer to Conoco of oil and gas assets, the division between DuPont and Conoco of certain liabilities, and certain other agreements governing the on-going relationship between DuPont and Conoco.

     To effect the separation, (1) DuPont transferred or caused its subsidiaries to transfer assets related to the oil and gas business (including its equity interests in certain companies) to Conoco or to a subsidiary of Conoco and (2) Conoco transferred or caused its subsidiaries to transfer assets unrelated to the oil and gas business (including its equity interests in certain companies) to DuPont or a subsidiary of DuPont. As a result, Conoco and DuPont assumed the liabilities of the businesses they received in the transfer. The Separation Agreement provided that assets that could not legally be transferred prior to October 27, 1998 the effective date of the separation (the "Effective Date"), were to be transferred as soon as practical following receipt of all necessary consents of third parties and regulatory approvals. DuPont and Conoco and their respective subsidiaries made all of the transfers on an "as is, where is" basis, and without any representations or warranties. As a result, Conoco and DuPont, as the case may be, each bear the economic and legal risks that these transfers failed to convey good and marketable title to such assets. The parties also agreed that following the Conoco initial public offering, DuPont and its subsidiaries (excluding Conoco and its subsidiaries), on the one hand, and Conoco and its subsidiaries, on the other hand, would transfer to the other, in some instances without additional consideration, all assets which, subsequent to the Effective Date, the parties determined more properly belong in the other's business.

     The Separation Agreement generally provided that DuPont and Conoco assumed all of the liabilities, actual or contingent, associated with the following:

CONOCO

- Conoco's historical and current operations (including the oil and gas business)

- Conoco's former chemical business (except those sold to Cain Chemical)

- Conoco's interest in the Pocahantas Gas partnership

- all other assets transferred to Conoco in connection with the separation

DUPONT

- all other business of DuPont and its subsidiaries

- Conoco's former coal business

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

- Conoco's former chemical business sold to Cain Chemical

     Each party also agreed to assume and be responsible for certain liabilities associated with activities and operations of the other party and its subsidiaries to the extent performed for or on behalf of its current or historical business. The parties also agreed to bear responsibility in proportion to the relative amounts of waste deposited by each party on any contaminated off-site location. The Separation Agreement contained indemnification and contribution provisions in connection with (1) the assumption or retention of liabilities by Conoco and DuPont, (2) the conduct of the parties' respective businesses after the separation, (3) misstatements or omissions in the Conoco initial public offering Registration Statement with respect to information provided by the other party and (4) the use of the other's trade marks, tradenames, logos or other identifiers.

     The Separation Agreement contains certain provisions regarding corporate governance of Conoco, most of which depend on the level of DuPont's ownership interest in Conoco. Upon completion of the Transaction, Conoco will no longer be subject to these provisions. The Separation Agreement provides for the following provisions in the event DuPont owns the following percentages of the voting power of all of Conoco's capital stock:

Percentage                   Provision

At least 10%                 Each committee of the Conoco board of directors
                             must include a director designated by DuPont.

At least 20%                 Conoco must deliver to DuPont certain financial
                              information.

At least 30%                 Conoco cannot recommend or take any action (without
                             DuPont's consent) which would limit the rights of DuPont or deny any benefit to DuPont or its subsidiaries in a manner not applicable to Conoco's other stockholders

At least 50%                 1. DuPont can nominate a majority of Conoco's board
                                of directors. These directors designated by DuPont must constitute a majority of the Conoco board's Audit and Compensation Committee.

                             2. Conoco may not change certain accounting
                                practices without DuPont's consent.

Between 10 and 50%           DuPont may designate for nomination a number of
                             Conoco directors proportionate to its voting power.

     The Separation Agreement provides that Conoco will, subject to certain exceptions, use the proceeds from incurring debt or issuing stock to repay debt owed to DuPont, including the $7.5 billion Note described below under the caption "-- Intercompany Notes." Net proceeds from the Conoco initial public offering of $4.2 billion were used to repay a portion of debt owed to DuPont in October 1998. The Separation Agreement provides in general that DuPont is responsible for all nonrecurring costs, including fees and taxes, directly relating to the Conoco initial public offering, the separation and certain subsequent transactions resulting in a reduction of DuPont's ownership of outstanding voting stock, including the Transaction, and will reimburse Conoco for all such costs that it incurs. Conoco and DuPont have agreed in the Separation Agreement that Conoco shall take all actions reasonably requested by DuPont to facilitate the exchange offer and that DuPont would reimburse Conoco for its expenses therewith. In addition, Conoco and DuPont have agreed to indemnify and provide contribution to each other and take other relevant action, in a manner analogous to that set forth in the Registration Rights Agreement.

     The Separation Agreement requires that Conoco use its best efforts to terminate, or have Conoco or a subsidiary of Conoco substituted for DuPont, under all existing guarantees by DuPont of obligations relating to the business of Conoco, including financial, performance and other guarantee obligations, and under letters of credit for the account of DuPont issued on behalf of Conoco's business. Commencing on the earlier of (1) October 27, 2000 or (2) First Trigger Date (which will occur upon completion of the

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

exchange offer), Conoco will pay DuPont a fee of 0.20 percent per annum on the total amount of any outstanding guarantees and letters of credit. For the purpose of the fee calculation, Conoco and DuPont agreed that the amount of such guarantees was $1,610 million as of the Effective Date. The amount of guarantees for purposes of the fee calculation may be increased or decreased in good faith judgment of the chief financial officer or treasurer of DuPont to reflect changes in the financial exposure of DuPont but may only be adjusted at such time as the amount of any such adjustment exceeds $50 million.

INTERCOMPANY NOTES

     On July 20, 1998, a wholly owned subsidiary of Conoco issued a promissory note to DuPont in the aggregate principal amount of $7.5 billion. The note bears interest at a rate of 6.0125 percent per annum and matures on January 2, 2000. Conoco can prepay the note anytime without penalty or premium. If Conoco issues stock or incurs additional debt, it must use the proceeds it receives to prepay all or a portion of the note. The note includes certain covenants and customary events of default, including failure to pay interest when due, certain events of bankruptcy of Conoco and change of control. The completion of the Transaction will constitute an event of default under the note, requiring Conoco to pay the remaining unpaid principal amount and all accrued and unpaid interest on the note.

     The net proceeds from Conoco's initial public offering were approximately $4,228 million. Conoco used the net proceeds of the initial public offering to repay a portion of the amounts outstanding under the note including principal and accrued interest and to repay or purchase other intercompany indebtedness owed by certain Conoco subsidiaries to DuPont. At December 31, 1998, the aggregate principal amount owed by Conoco to DuPont pursuant to the note was $4,589 million. Pursuant to the Employee Matters Agreement and the Separation Agreement, Conoco also owes DuPont an additional amount, of approximately $7 million, evidenced by a promissory note. See "-- Employee Matters Agreement."

     Conoco and DuPont have entered into a revolving credit agreement under which DuPont provides Conoco with a revolving credit facility in principal amount of up to $500 million. The term of DuPont's commitment will continue until the earlier of (1) October 11, 1999 or (2)(a) the First Trigger Date or
(b) DuPont's election to terminate its commitment as the result of an unremedied event of default. Whenever Conoco has more than $325 million in cash and cash equivalents (or such higher amount as Conoco and DuPont may agree), Conoco will have to prepay loans under the facility. Loans under this facility will bear interest at a rate equal to 30-day LIBOR plus 0.20 percent per annum and may be voluntarily prepaid without penalty or premium. Upon completion of the Transaction, DuPont's commitment under the facility will terminate and Conoco will be obligated to repay all amounts outstanding under the revolving credit agreement.

TAX SHARING AGREEMENT

     Conoco and certain of its subsidiaries have historically been included in DuPont's consolidated group (the "Consolidated Group") for U.S. federal income tax purposes as well as in certain consolidated, combined or unitary groups which include DuPont and/or certain of its subsidiaries (a "Combined Group") for state, local and foreign income tax purposes. Conoco and DuPont entered into a tax sharing agreement (the "Tax Sharing Agreement") in connection with the Conoco initial public offering. Pursuant to the Tax Sharing Agreement, Conoco and DuPont generally will make payments between them such that, with respect to tax returns for any taxable period in which Conoco or any of its subsidiaries is included in the Consolidated Group or any Combined Group, the amount of taxes to be paid by Conoco will be determined, subject to certain adjustments, as if Conoco and each of its subsidiaries included in the Consolidated Group or Combined Group filed their own consolidated, combined or unitary tax return. Conoco and DuPont will jointly prepare pro forma tax returns with respect to any tax return filed with respect to the Consolidated Group or any Combined Group in order to determine the amount of tax sharing payments under the Tax Sharing Agreement. Conoco generally will be responsible for any taxes with respect to tax returns that include only Conoco and its subsidiaries.

     DuPont will be primarily responsible for preparing and filing any tax return with respect to the Consolidated Group or any Combined Group. Pursuant to the Tax Sharing Agreement, Conoco will be responsible for preparing the portion of any such tax return that relates exclusively to Conoco or any of its subsidiaries; provided, that Conoco will be required to submit any such portions to DuPont for DuPont's review and approval, which approval may not be unreasonably withheld. Conoco generally will be responsible for preparing and filing any tax returns that include only Conoco and its subsidiaries.

     DuPont will be primarily responsible for controlling and contesting any audit or other tax proceeding with respect to the Consolidated Group or any Combined Group. Pursuant to the Tax Sharing Agreement, Conoco will have the right to control and contest any audit or tax proceeding that relates directly to any tax item included on the portion of any tax return which Conoco is responsible for preparing; provided, that the entering into by Conoco of any settlement or agreement or any decision in connection with any judicial or administrative tax proceeding will be subject to the review and approval of DuPont, which approval may not be unreasonably withheld. Disputes arising between the parties relating to matters covered by the Tax Sharing Agreement are subject to resolution through specific dispute resolution provisions.

     Conoco was included in the Consolidated Group for periods in which DuPont beneficially owned at least 80 percent of the total voting power and value of the outstanding stock of Conoco. Conoco ceased to be included in the Consolidated Group following the Conoco initial public offering. Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between Conoco and DuPont, for any period in which Conoco was included in the Consolidated Group, Conoco could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the Consolidated Group.

     DuPont and Conoco have agreed to cooperate, and Conoco has agreed to take any and all actions reasonably requested by DuPont, in connection with DuPont's obtaining of the ruling. Each of Conoco and DuPont have also agreed not to take, or fail to take, any action inconsistent with any information, covenant or representation provided to the IRS in connection with obtaining the ruling and further agreed to be liable for any taxes arising from a breach of such agreement. In addition, Conoco has agreed that, during the three year period following the Transaction, it will not engage in certain transactions that could adversely affect the tax treatment of the Transaction, unless a supplemental ruling from the IRS or a tax opinion (acceptable to DuPont) of nationally recognized tax counsel is obtained to the effect that the proposed transaction would not adversely affect the tax treatment of the Transaction. Moreover, Conoco will be liable to DuPont for, among other things, any corporate level taxes incurred by DuPont as a result of the Transaction to the extent such taxes are attributable to certain actions or failures to act by Conoco, or to certain transactions involving Conoco following the Transaction (including the acquisition of Conoco stock by any person or persons).

EMPLOYEE MATTERS AGREEMENT

     In connection with the Conoco initial public offering, DuPont and Conoco entered into an Employee Matters Agreement. This agreement covers, among other things, claims arising out of or relating to any employee benefit or compensation plan, agreement, arrangement or program, as well as collective bargaining agreements, accrued wages and workers' compensation, holiday, vacation and disability benefits. Under this agreement (with certain exceptions), Conoco agreed to assume sole responsibility for all liabilities arising with respect to current and former employees of businesses transferred to Conoco under the Separation Agreement referred to above. We refer to these employees in this section as "Transferred Business Employees." DuPont agreed to assume sole responsibility for liabilities relating to all of its other current and former employees. Individuals employed by both a business transferred to Conoco as well as another business retained by DuPont are considered Transferred Business Employees if their primary employment is with a transferred business.

     Notwithstanding the preceding, (a) with respect to any claim of a Transferred Business Employee relating to a liability or obligation arising under the DuPont Savings and Investment Plan or any DuPont health benefit plan, which claim arose while such Transferred Business Employee was a DuPont employee, DuPont (and the applicable DuPont plan) or the applicable DuPont subsidiary (and the applicable DuPont subsidiary plan) retained all such liabilities and obligations of such Transferred Business Employee and (b) with respect to any claim of a current or former DuPont employee (other than the Transferred Business Employees) relating to a liability or obligation arising under the Thrift Plan for Employees of Conoco Inc. or any Conoco health benefit plan, which claim arose while such DuPont employee was a Conoco employee, Conoco (and the applicable Conoco plan) or the applicable Conoco subsidiary (and the applicable Conoco subsidiary plan) assumed and is solely responsible for all such liabilities and obligations of such DuPont employee.

     Transferred Business Employees who participated in the DuPont Pension Plan continue to participate in the DuPont Pension Plan. On the date DuPont ceases to own securities representing 80 percent or more of the voting power and 80 percent or more of the economic value of all outstanding shares of Conoco Common Stock, Conoco will establish its own retirement plan. This will occur upon completion of the Transaction. Within six months of Conoco's establishing its own plan, so long as certain conditions are met, the trustee of the DuPont Pension Plan will transfer to the trustee of Conoco's retirement plan an amount equal to approximately 90 percent of $820 million (plus or minus any investment gains and losses and benefits payments made between the date of the separation and the date of the transfer); within 90 days of the this date, the trustee of the DuPont Pension Plan will transfer the remaining 10 percent, plus interest.

     Certain Conoco employees had the option, subject to specific country tax and legal requirements, effective as of the closing of the Conoco initial public offering, to cancel all or part of their DuPont Options or DuPont SARs and receive Conoco Stock Options and Conoco SARs, as applicable (the "Option Program"). Retired employees of Conoco did not participate in the Option Program. All DuPont Options and DuPont SARs held by retired employees, together with all such Options and SARs held by employees who did not elect to participate in the Option Program, will continue to be obligations solely of DuPont.

     With respect to any pension plan maintained or sponsored by DuPont for the benefit of foreign employees in which only Transferred Business Employees participate, Conoco assumed or retained those plans, their assets and the sole liability relating to Transferred Business Employees under those plans.

     In consideration of the liabilities assumed by DuPont under the employee transfer guidelines as a result of certain transfers of employees between Conoco and DuPont, Conoco incurred an approximate $10 million liability to DuPont. This amount was reduced by a $3 million obligation of DuPont to Conoco resulting from an agreed calculation to allocate liabilities associated with the Option Program based on actual levels of participation. As a result, Conoco owes DuPont approximately $7 million, evidenced by a promissory note. If a single transfer of 100 or more employees from Conoco to DuPont occurs or if a single transfer of 100 or more employees from DuPont to Conoco occurs, in either case prior to the Transaction, a supplemental cash payment will be made to Conoco or DuPont as applicable. The amount of the cash payment will be calculated in accordance with the Employee Matters Agreement.

     The Conoco Thrift Plan continues to include DuPont Common Stock and will continue to retain the DuPont Common Stock fund for a period of no less than five years. However, Conoco, at its option, may amend the Conoco Thrift Plan to provide that new investments in DuPont Common Stock may be discontinued after the date DuPont and Conoco cease to be in the same "controlled group of corporations" as defined in Section 1563(a) of the Internal Revenue Code.

TRANSITIONAL SERVICES AGREEMENTS

     In connection with the Conoco initial public offering, DuPont and Conoco entered into certain Transitional Services Agreements where they agreed to continue providing various services to each other. These services include material procurement, financial and administrative services, consulting and research services, and employee benefits administration. The parties agreed to provide each service covered for a specified time period, ranging from three to 24 months. However, either party and its subsidiaries may terminate any or all services that they receive under the Transitional Services Agreements at any time upon 45 days prior written notice. The parties and their subsidiaries receiving services are obligated to take all steps necessary to enable them to perform the relevant services on a stand alone basis. The parties and their subsidiaries are obligated to pay fees established in the Transitional Services Agreements based upon the type and amount of services rendered.

INFORMATION SYSTEMS AND TELECOMMUNICATION CARRIER TRANSITIONAL SERVICES AGREEMENTS AND FACILITIES LEASE AGREEMENTS

     DuPont and Conoco entered into a series of United States and foreign service agreements under which DuPont and Conoco provide information system services to each other, and DuPont provides telecommunication carrier services to Conoco. DuPont and Conoco also entered into a facilities lease agreement whereby DuPont leases data center and office facilities at Conoco's Houston, Texas and Ponca City, Oklahoma sites. The terms of these agreements range from two to nine years. Under the agreements, DuPont and third party contractors provide services to Conoco at DuPont's cost, or, in the case of third party services, at the prices and in accordance with the terms and conditions provided for in the third party agreements, and subject to an administrative fee.

NATURAL GAS SUPPLY AGREEMENT

     DuPont consumes approximately 350 million cubic feet per day of natural gas at its various facilities in the United States. Prior to the Conoco initial public offering, DuPont and Conoco entered into an agreement providing for Conoco to supply natural gas to DuPont for at least one year at cost plus a management fee reflecting market costs for similar supply services.

FEEDSTOCK FOR DUPONT'S SABINE RIVER WORKS PLANT

     Conoco owns and operates the Mont Belvieu Storage Facility, which currently supplies DuPont's Sabine River Works Plant (Ethylene Business Unit) with its full ethane feedstock requirements. Conoco also provides storage and throughput services for both ethane and ethylene and operates DuPont-owned pipelines for these products. Conoco has agreed to provide ethane and ethylene storage and throughput services for the next 30 years, and to operate certain DuPont-owned pipelines for the next 20 years. Conoco will supply DuPont with its partial requirements of ethane for at least two years, generally at market prices.

MOTOR CARRIER AGREEMENT

     Conoco and Sentinel Transportation Company, a wholly owned subsidiary of DuPont, have entered into a motor carrier agreement governing transportation of commodities within the United States and Canada. The motor carrier agreement expires in 1999. However, either party may terminate this arrangement at any time upon 90 days' prior written notice.

REGISTRATION RIGHTS AGREEMENT

     In connection with the Conoco initial public offering, DuPont and Conoco entered into a registration rights agreement, under which Conoco agreed to register on a "shelf" registration statement the sale of Conoco Common Stock owned by DuPont. Conoco agreed to keep the shelf registration effective for a period of two years following the date that the shelf registration becomes effective. In addition, Conoco provided DuPont with three demand registration rights and certain "piggy-back" registration rights, with respect to securities owned by DuPont. Such sales may be effected under one or more underwritten offerings or otherwise. The parties agreed to indemnify each other and any underwriters on standard terms, including for liability under federal securities laws. Upon completion of the Transaction, DuPont will no longer own any securities of Conoco which would be subject to this agreement.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences relating to the Transaction. The summary is based on the Code, the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the IRS, all as they exist as of the date of this Offering Circular -- Prospectus. This summary is for general information only and does not discuss all tax considerations that may be relevant to DuPont stockholders in light of their particular circumstances, nor does it address the consequences to certain DuPont stockholders subject to special treatment under the United States federal income tax laws (such as tax-exempt entities, non-resident alien individuals, foreign corporations, persons who acquire such DuPont stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities). In addition, this summary does not address the United States federal income tax consequences to DuPont stockholders who do not hold their DuPont Common Stock as a capital asset. This summary does not address any state, local or foreign tax consequences. DuPont stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the Transaction.

     IRS Ruling and Federal Income Tax Consequences. DuPont has requested a ruling from the IRS to the effect that, for United States federal income tax purposes, the Transaction will qualify under Section 355 of the Code as a distribution that is generally tax-free to DuPont stockholders and to DuPont. Although rulings generally are binding on the IRS, DuPont will not be able to rely on the ruling if any factual representations made to the IRS are incorrect or untrue in any material respect or any undertakings made to the IRS are not complied with. Neither DuPont nor Conoco is aware of any facts or circumstances that would cause any such representations to be incorrect or untrue in any material respect. Nevertheless, if DuPont completes the Transaction and, notwithstanding the ruling, the Transaction is held to be taxable, both DuPont and its stockholders that receive Conoco Class B Common Stock could be subject to a material amount of taxes as a result of the Transaction. Conoco will be liable to DuPont for any such corporate level taxes incurred by DuPont to the extent such taxes are attributable to certain actions or failures to act by Conoco, or to certain transactions involving Conoco following the Transaction. See "Arrangements Between Conoco and DuPont -- Tax Sharing Agreement."

     The ruling is expected to provide that:

     - no gain or loss will be recognized by, and no amount will be included in the income of, the DuPont stockholders upon their receipt of shares of Conoco Class B Common Stock in the Transaction;

     - for those DuPont stockholders that surrender all of their DuPont Common Stock in the exchange offer, the aggregate tax basis of the shares of Conoco Class B Common Stock held by the DuPont stockholders after the exchange offer, including any fractional share interests, will be the same as the aggregate tax basis of the shares of DuPont Common Stock exchanged in the exchange offer;

     - for those DuPont stockholders that do not surrender all of their DuPont Common Stock in the exchange offer, each such stockholder's aggregate tax basis in the DuPont Common Stock held before the completion of the exchange offer will be allocated between the DuPont Common Stock and Conoco Class B Common Stock (including any fractional share interests) held by such stockholder after the Transaction in proportion to their relative fair market values; and

     - the holding period of the shares of Conoco Class B Common Stock received by the DuPont stockholders in the Transaction, including any fractional share interests, will include the holding period of the shares of DuPont Common Stock with respect to which the shares of Conoco Class B Common Stock were received.

     The ruling will not specifically address tax basis issues with respect to holders of DuPont Common Stock who have blocks of DuPont Common Stock with different per share tax bases. Such holders are urged to consult their tax advisors regarding the possible tax basis consequences of the Transaction. For a description of the rules generally addressing the allocation of tax basis between Conoco Class B Common Stock and DuPont Common Stock, see questions 20 and 21 under "Questions and Answers About the Exchange Offer" on pages 7 and 8.

     United States Treasury regulations require each DuPont stockholder that receives shares of Conoco Class B Common Stock in the Transaction to attach to the holder's United States federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Transaction. Within a reasonable time after the Transaction, DuPont will provide DuPont stockholders who participate in the exchange offer and DuPont stockholders who receive Conoco Class B Common Stock in a spin-off, if any, with the information necessary to comply with such requirement, and will provide information regarding the allocation of tax basis described in the third bullet point above.

     DuPont stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer, including the application of state, local and foreign tax laws and any changes in federal tax laws that occur after the date of this Offering Circular-Prospectus.

                                 LEGAL MATTERS

     Rick A. Harrington, Senior Vice President, Legal and General Counsel of Conoco, will pass upon the validity of Conoco Class B Common Stock being offered hereby. Certain legal matters with respect to the Transaction will be passed upon for DuPont by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Baker & Botts, L.L.P., Houston, Texas, is representing Conoco in connection with certain aspects of the Transaction. Cravath, Swaine & Moore, New York, New York will represent the dealer manager. Skadden, Arps, Slate, Meagher & Flom LLP has in the past represented Conoco and DuPont and continues to represent DuPont in connection with various matters. Cravath, Swaine & Moore has in the past and continues to represent DuPont in various matters not related to the Transaction.

                                    EXPERTS

     The consolidated financial statements of Conoco as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 included in this Offering Circular-Prospectus, and the consolidated financial statements of DuPont as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in DuPont's Annual Report on Form 10-K have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     DuPont and Conoco both file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The companies' SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." You can also obtain information about DuPont and Conoco at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Conoco filed a Registration Statement (together with any amendments thereto, the "Registration Statement") on Form S-4 to register with the SEC Conoco Class B Common Stock to be issued to DuPont stockholders who tender their shares in the exchange offer and whose shares of DuPont Common Stock are accepted for exchange. DuPont will file a Schedule 13E-4 Issuer Tender Offer Statement with the SEC with respect to the exchange offer (together with any amendments thereto, the "Schedule 13E-4"). This Offering Circular-Prospectus is a part of that Registration Statement and constitutes an Offering Circular of DuPont, in addition to being a Prospectus of Conoco. As allowed by SEC rules, this Offering Circular-Prospectus does not contain all the information you can find in the Registration Statement, the Schedule 13E-4 or the exhibits to the Registration Statement and the Schedule 13E-4.

     The SEC allows DuPont to "incorporate by reference" information into this Offering Circular-Prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Offering Circular-Prospectus, except for any information superseded by information in (or incorporated by reference in) this Offering Circular-Prospectus. The Offering Circular-Prospectus incorporates by reference the documents of DuPont set forth below that have been previously filed with the SEC. These documents contain important information about DuPont and its finances.

DUPONT SEC FILINGS (FILE NO. 1-815)                   PERIOD
-----------------------------------                   ------
Annual Report on Form 10-K...........  Year ended December 31, 1998
Proxy Statement......................  Filed March 19, 1999

     DuPont is also incorporating by reference additional documents that the company may file with the SEC between the date of this Offering
Circular-Prospectus and the expiration date.

     [Conoco has agreed to indemnify DuPont against certain liabilities, including civil liabilities under the federal securities act, and to contribute to payments which DuPont may be required to make in respect thereof, but solely with respect to information relating to Conoco in this Offering Circular-Prospectus. DuPont has agreed to indemnify Conoco against certain liabilities, including civil liabilities under the federal securities, and to contribute to payments which Conoco may be required to make in respect thereof, but solely with respect to information relating to DuPont in this Offering Circular-Prospectus.]

     DuPont may have already sent you some of the documents incorporated by reference, but you can obtain any of them through the SEC or through DuPont, the dealer manager or the information agent, without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Offering Circular-Prospectus. Stockholders may obtain documents incorporated by reference in this Offering Circular-Prospectus by requesting in writing or by telephone from the information agent or the dealer manager at their respective addresses and telephone numbers provided on the back cover of this Offering Circular-Prospectus.

     If you would like to request documents from either company, please do so five business days before the expiration date to receive them in time.

     You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This
Offering Circular-Prospectus is dated                , 1999. You should assume
that the information appearing in this Offering Circular-Prospectus is accurate as of the date on the front cover of this document only. The business, financial condition, results of operations and prospects of DuPont and Conoco may have changed since that date.

     This Offering Circular-Prospectus is not an offer to sell and it is not soliciting any offer to buy any Conoco common stock in any jurisdiction to where the offer or sale is not permitted. DuPont is not aware of any jurisdiction where the making of the exchange offer or the acceptance thereof would not be legal. If DuPont learns of any jurisdiction where the making of the exchange offer or acceptance thereof would not be permitted, DuPont will make a good faith effort to comply with the relevant law. If, after such good faith effort, DuPont cannot comply with such law, the exchange offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares of DuPont Common Stock in any such jurisdiction.

                                  CONOCO INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Audited Consolidated Financial Statements

  Report of Independent Accountants.........................    F-2

  Consolidated Statement of Income -- Years Ended December
     31, 1998, 1997 and 1996................................    F-3

  Consolidated Balance Sheet -- at December 31, 1998 and
     1997...................................................    F-4

  Consolidated Statement of Stockholders' Equity/Owner's Net
     Investment and Accumulated Other Comprehensive
     Loss -- Years Ended December 31, 1998, 1997 and 1996...    F-5

  Consolidated Statement of Cash Flows -- Years Ended
     December 31, 1998, 1997 and 1996.......................    F-6

  Notes to Consolidated Financial Statements................    F-7

Unaudited Financial Information

  Supplemental Petroleum Data...............................   F-39

  Consolidated Quarterly Financial Data -- 1998 and 1997....   F-45

     Certain supplementary financial statement schedules have been omitted because the information required to be set forth therein is either not applicable or is shown in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and the Board of Directors of Conoco Inc.

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Conoco Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
February 15, 1999

                                  CONOCO INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                               YEAR ENDED DECEMBER 31
                                                      -----------------------------------------
                                                         1998           1997           1996
                                                      -----------    -----------    -----------
                                                           (IN MILLIONS, EXCEPT PER SHARE)
Revenues
  Sales and Other Operating Revenues*...............  $    22,796    $    25,796    $    24,230
  Other Income (Note 4).............................          372            467            186
                                                      -----------    -----------    -----------
          Total Revenues............................       23,168         26,263         24,416
                                                      -----------    -----------    -----------
Costs and Expenses
  Costs of Goods Sold and Other Operating
     Expenses.......................................       13,840         16,226         14,560
  Selling, General and Administrative Expenses......          736            726            755
  Stock Option Provision (Note 22)..................          236             --             --
  Exploration Expenses..............................          380            457            404
  Depreciation, Depletion and Amortization..........        1,113          1,179          1,085
  Taxes Other Than on Income* (Note 5)..............        5,970          5,532          5,637
  Interest and Debt Expense (Note 6)................          199             36             74
                                                      -----------    -----------    -----------
          Total Costs and Expenses..................       22,474         24,156         22,515
                                                      -----------    -----------    -----------
Income Before Income Taxes..........................          694          2,107          1,901
Provision for Income Taxes (Note 7).................          244          1,010          1,038
                                                      -----------    -----------    -----------
Net Income..........................................  $       450    $     1,097    $       863
                                                      ===========    ===========    ===========
Earnings Per Share (Note 8)
  Basic.............................................  $       .95    $      2.51    $      1.98
  Diluted...........................................  $       .95    $      2.51    $      1.98
Weighted Average Shares Outstanding:
  Class A**.........................................           37             --             --
  Class B...........................................          437            437            437
                                                      -----------    -----------    -----------
          Total Basic...............................          474            437            437
  Stock Options**...................................            1             --             --
                                                      -----------    -----------    -----------
          Total Diluted.............................          475            437            437
                                                      ===========    ===========    ===========
---------------
 * Includes petroleum excise taxes..................  $     5,801    $     5,349    $     5,461
** Earnings per share for the periods prior to the
   Offerings was calculated using only Class B
   Common Stock as required by SFAS 128 (see Note
   8).

          See accompanying Notes to Consolidated Financial Statements

                                  CONOCO INC.

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                 DECEMBER 31
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                (IN MILLIONS)
Current Assets
  Cash and Cash Equivalents.................................  $   394    $ 1,147
  Marketable Securities.....................................       --          7
  Accounts and Notes Receivable (Note 9)....................    1,191      1,497
  Notes Receivable -- Related Parties (Note 3)..............       --        490
  Inventories (Note 10).....................................      807        830
  Prepaid Expenses..........................................      378        236
                                                              -------    -------
          Total Current Assets..............................    2,770      4,207
Property, Plant and Equipment (Note 11).....................   22,094     21,229
Less: Accumulated Depreciation, Depletion and
  Amortization..............................................  (10,681)   (10,401)
                                                              -------    -------
Net Property, Plant and Equipment...........................   11,413     10,828
                                                              -------    -------
Investment in Affiliates (Note 12)..........................    1,363      1,085
Long-Term Notes Receivable -- Related Parties (Note 3)......       --        450
Other Assets (Note 13)......................................      529        492
                                                              -------    -------
          Total.............................................  $16,075    $17,062
                                                              =======    =======

          LIABILITIES AND STOCKHOLDERS' EQUITY/OWNER'S NET INVESTMENT
Current Liabilities
  Accounts Payable (Note 14)................................  $ 1,312    $ 1,090
  Short-Term Borrowings -- Related Parties (Note 3).........       --        644
  Other Short-Term Borrowings and Capital Lease Obligations
     (Note 15)..............................................       52         72
  Income Taxes (Note 7).....................................      199        545
  Other Accrued Liabilities (Note 16).......................    1,162      1,289
                                                              -------    -------
          Total Current Liabilities.........................    2,725      3,640
Long-Term Borrowings -- Related Parties (Note 3)............    4,596      1,450
Other Long-Term Borrowings and Capital Lease Obligations
  (Note 17).................................................       93        106
Deferred Income Taxes (Note 7)..............................    1,714      1,739
Other Liabilities and Deferred Credits (Note 18)............    2,200      1,922
                                                              -------    -------
          Total Liabilities.................................   11,328      8,857
                                                              -------    -------
Commitments and Contingent Liabilities (Note 26)
Minority Interests (Note 19)................................      309        309
Owner's Net Investment......................................       --      8,087
Stockholders' Equity (Note 20)
  Preferred Stock, $.01 par value:
  250,000,000 shares authorized; none issued................       --         --
  Class A Common Stock, $.01 par value:
  3,000,000,000 shares authorized; 191,497,821 shares
     issued.................................................        2         --
  Class B Common Stock; $.01 par value:
  1,600,000,000 shares authorized; 436,543,573 shares issued
     and outstanding........................................        4         --
  Additional Paid-In Capital................................    4,955         --
  Accumulated Deficit.......................................     (244)        --
  Accumulated Other Comprehensive Loss (Note 21)............     (274)      (191)
  Treasury Stock, at cost (249,863 Class A shares)..........       (5)        --
                                                              -------    -------
          Total Stockholders' Equity........................    4,438       (191)
                                                              -------    -------
          Total Stockholders' Equity/Owner's Net
           Investment.......................................    4,438      7,896
                                                              -------    -------
          Total.............................................  $16,075    $17,062
                                                              =======    =======

          See accompanying Notes to Consolidated Financial Statements

                                  CONOCO INC.

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY/OWNER'S NET
              INVESTMENT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
                               (NOTES 20 AND 21)

                                                                                                          ACCUMULATED
                                                              ADDITIONAL                                     OTHER
                                       OWNER'S NET   COMMON    PAID-IN     ACCUMULATED   COMPREHENSIVE   COMPREHENSIVE   TREASURY
                                       INVESTMENT    STOCK     CAPITAL       DEFICIT        INCOME           LOSS         STOCK
                                       -----------   ------   ----------   -----------   -------------   -------------   --------
                                                                             (IN MILLIONS)
Balance January 1, 1996..............    $ 6,762                                                             $  (8)
Comprehensive Income
  Net Income.........................        863                                            $  863
  Other Comprehensive Income (Loss):
    Foreign Currency Translation
      Adjustment.....................                                                          (39)
    Minimum Pension Liability
      Adjustment.....................                                                          (10)
                                                                                            ------
      Other Comprehensive Loss.......                                                          (49)            (49)
                                                                                            ------
        Comprehensive Income.........                                                       $  814
                                                                                            ======
Net Cash Contribution to Owner.......       (993)
Other Transfer from Owner............          4
                                         -------                                                             -----
Balance December 31, 1996............      6,636                                                               (57)
Comprehensive Income
  Net Income (Loss)..................      1,097                                            $1,097
  Other Comprehensive Income (Loss):
    Foreign Currency Translation
      Adjustment.....................                                                         (121)
    Minimum Pension Liability
      Adjustment.....................                                                          (13)
                                                                                            ------
      Other Comprehensive Loss.......                                                         (134)           (134)
                                                                                            ------
        Comprehensive Income.........                                                       $  963
                                                                                            ======
Net Cash Contribution from Owner.....        360
Other Transfers to Owner.............         (6)
                                         -------                                                             -----
Balance December 31, 1997............      8,087                                                              (191)
Comprehensive Income
  Net Income (Loss)..................        694                              $(244)        $  450
  Other Comprehensive Income (Loss):
    Foreign Currency Translation
      Adjustment.....................                                                          (25)
    Minimum Pension Liability
      Adjustment.....................                                                          (58)
                                                                                            ------
      Other Comprehensive Loss.......                                                          (83)            (83)
                                                                                            ------
        Comprehensive Income.........                                                       $  367
                                                                                            ======
Net Cash Contribution to Owner.......       (512)
Dividends to Owner (Note 3)..........     (8,200)
Other Transfers from Owner...........        433
Capitalization from Owner at
  Offerings..........................       (502)      $4       $  498
Initial Public Offering..............                   2        4,226
Compensation Plans...................                               (5)
Treasury Stock Purchases.............                                                                                      $(5)
Stock Option Provision (Note 22).....                              236
                                         -------       --       ------        -----                          -----         ---
Balance December 31, 1998............    $    --       $6       $4,955        $(244)                         $(274)        $(5)
                                         =======       ==       ======        =====                          =====         ===

          See accompanying Notes to Consolidated Financial Statements

                                  CONOCO INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31
                                                              ---------------------------
                                                               1998      1997      1996
                                                              -------   -------   -------
                                                                     (IN MILLIONS)
Cash Provided by Operations
  Net Income................................................  $   450   $ 1,097   $   863
  Adjustments to Reconcile Net Income to Cash Provided by
     Operations:
     Depreciation, Depletion and Amortization...............    1,113     1,179     1,085
     Dry Hole Costs and Impairment of Unproved Properties...      163       169       137
     Stock Option Provision (Note 22).......................      236        --        --
     Inventory Write-down to Market (Note 10)...............       97        --        --
     Deferred Income Taxes (Note 7).........................      (32)       16        10
     Income Applicable to Minority Interests................       21        24        19
     Other Non-Cash Charges and Credits -- Net..............     (137)     (271)       66
     Decrease (Increase) in Operating Assets:
       Accounts and Notes Receivable........................      125       127      (280)
       Inventories..........................................      (62)      (79)       22
       Other Operating Assets...............................     (172)      (96)       10
     Increase (Decrease) in Operating Liabilities:
       Accounts Payable and Other Operating Liabilities.....      (85)      622       362
       Accrued Interest and Income Taxes (Notes 6 and 7)....     (344)       88       102
                                                              -------   -------   -------
          Cash Provided by Operations.......................    1,373     2,876     2,396
                                                              -------   -------   -------
Investing Activities (Note 24)
  Purchases of Property, Plant and Equipment................   (1,965)   (2,644)   (1,616)
  Investments in Affiliates.................................     (385)     (339)     (326)
  Proceeds from Sales of Assets and Subsidiaries............      721       565       328
  Net Decrease (Increase) in Short-Term Financial
     Instruments............................................       31       381       (33)
                                                              -------   -------   -------
          Cash Used for Investing Activities................   (1,598)   (2,037)   (1,647)
                                                              -------   -------   -------
Financing Activities
  Short-Term Borrowings -- Receipts.........................       --        24        --
                            -- Payments.....................      (26)       (2)      (90)
  Other Long-Term Borrowings -- Receipts....................       --        33        38
                                  -- Payments...............       (4)       (3)       (1)
  Proceeds from Initial Public Offering (Notes 3 and 20)....    4,228        --        --
  Treasury Stock Purchases..................................       (5)       --        --
  Transactions with Related Parties:
     Notes Receivable -- Receipts...........................      444         9       402
                        -- Payments.........................     (152)     (617)       (9)
     Borrowings -- Receipts.................................      927       413       706
                 -- Payments................................   (5,434)     (695)     (520)
     Net Cash Contribution From (To) Owner..................     (512)      360      (993)
  Increase (Decrease) in Minority Interests (Note 19).......      (21)      (21)      280
                                                              -------   -------   -------
          Cash Used for Financing Activities................     (555)     (499)     (187)
                                                              -------   -------   -------
Effect of Exchange Rate Changes on Cash.....................       27       (39)       (2)
                                                              -------   -------   -------
Increase (Decrease) in Cash and Cash Equivalents............     (753)      301       560
Cash and Cash Equivalents at Beginning of Year..............    1,147       846       286
                                                              -------   -------   -------
Cash and Cash Equivalents at End of Year....................  $   394   $ 1,147   $   846
                                                              =======   =======   =======
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
  Transactions with Related Parties (Note 3):
     Dividends to Owner.....................................  $(8,200)
     Promissory Note Issued.................................    7,500
     Notes Receivable Reduced...............................      700
     Borrowings Contributed to Capital......................     (544)
                                                              -------
          Total Non-Cash Financing Activities...............  $  (544)
                                                              =======

          See accompanying Notes to Consolidated Financial Statements

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

1. BASIS OF PRESENTATION

     Conoco Inc., including its consolidated subsidiaries, ("Conoco" or the "Company") is an integrated, global energy company that is involved in the Upstream and Downstream segments of the petroleum business. Activities of the Upstream operating segment include exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids. Activities of the Downstream operating segment include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. The Company has four reporting segments for its Upstream and Downstream operating segments, reflecting geographic division between the United States and International. Corporate and Other includes general corporate expenses, financing costs and other non-operating items, and results for electric power and related-party insurance operations.

     The initial public offering (the "Offerings") of the Class A Common Stock of Conoco, a subsidiary of E.I. du Pont de Nemours and Company ("DuPont"), commenced on October 21, 1998, and the Class A Common Stock began trading on the New York Stock Exchange on October 22, 1998. The Offerings consisted of 191,456,427 shares of Class A Common Stock issued at a price of $23 per share, and represented DuPont's first step in the planned divestiture of its entire petroleum business. Through its ownership of 100% of the Company's Class B Common Stock (436,543,573 shares), DuPont owned approximately 70% of the Company's common stock representing approximately 92% of the combined voting power of all classes of voting stock of the Company at December 31, 1998. The holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on matters to be voted on by stockholders.

     Effective at the time of the Offerings, Conoco's capital structure was established and the transfer to Conoco of certain subsidiaries previously owned by DuPont was substantially complete, resulting in direct ownership of those subsidiaries. Accordingly, for periods subsequent to the Offerings, financial information is presented on a consolidated basis.

     Prior to the date of the Offerings, operations were conducted by Conoco Inc., subsidiaries of Conoco Inc. and, in some cases, subsidiaries of DuPont. The accompanying Consolidated Financial Statements for these periods are presented on a carve-out basis prepared from DuPont's historical accounting records, and include the historical operations of both entities owned by Conoco and operations transferred to Conoco by DuPont at the time of the Offerings. In this context, no direct ownership relationship existed among all the various units comprising Conoco. Accordingly, DuPont and its subsidiaries' net investment in Conoco ("Owner's Net Investment") is shown in lieu of Stockholders' Equity in the Consolidated Financial Statements. Net Cash Contributions from/to Owner prior to the Offerings include funds transferred between Conoco and DuPont for operating needs, cash dividends paid and other equity transactions.

     The Consolidated Statement of Income includes all revenues and costs directly attributable to Conoco, including costs for facilities, functions and services used by Conoco at shared sites and costs for certain functions and services performed by centralized DuPont organizations and directly charged to Conoco based on usage. In addition, services performed by Conoco on DuPont's behalf are directly charged to DuPont. The results of operations also include allocations of DuPont's general corporate expenses through the date of the Offerings.

     Prior to the date of the Offerings, all charges and allocations of cost for facilities, functions and services performed by DuPont organizations for Conoco have been deemed to have been paid by Conoco to DuPont, in cash, in the period in which the cost was recorded in the Consolidated Financial Statements. Allocations of current income taxes receivable or payable are similarly deemed to have been remitted, in cash, by or to DuPont in the period the related income taxes were recorded. Subsequent to the Offerings,

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

such costs are billed directly under transitional service agreements, and income taxes are paid directly to the taxing authorities, or to DuPont, as appropriate.

     All of the allocations and estimates in the Consolidated Financial Statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if Conoco had been operated as a separate entity for periods prior to the Offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation

     The accounts of wholly owned and majority-owned subsidiaries are included in the Consolidated Financial Statements. The equity method is used to account for investments in corporate entities, partnerships and limited liability companies in which the Company exerts significant influence, generally having a 20-50% ownership interest. The Company's 50.1 percent non-controlling interest in Petrozuata C.A. in Venezuela is accounted for using the equity method because the minority shareholder, a subsidiary of the national oil company of the Republic of Venezuela, has substantive participating rights. Undivided interests in oil and gas joint ventures and transportation assets are combined on a pro rata basis. Other investments, excluding marketable securities, are carried at cost.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

  Cash Equivalents

     Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value.

  Inventories

     Inventories are carried at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") method for inventories of crude oil and petroleum products. Cost for remaining inventories, principally materials and supplies, is generally determined by the average cost method. Market is determined on a regional basis and any lower of cost or market write-down is recorded as a permanent adjustment to the cost of inventory.

  Property, Plant and Equipment ("PP&E")

     PP&E is carried at cost. Depreciation of PP&E, other than oil and gas properties, is generally computed on a straight-line basis over the estimated economic lives of the facilities, which for major assets range from 14 to 25 years. When assets that are part of a composite group are retired, sold, abandoned or otherwise disposed of, the cost, net of sales proceeds or salvage value, is charged against the accumulated reserve for depreciation, depletion and amortization ("DD&A"). Where depreciation is accumulated for specific assets, gains or losses on disposal are included in period income.

     Maintenance and repairs are charged to expense; replacements and improvements are capitalized.

  Oil and Gas Properties

     The Company follows the successful efforts method of accounting, under which the costs of property acquisitions, successful exploratory wells, development wells and related support equipment and facilities

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

are capitalized. The costs of producing properties are amortized at the field level on a unit-of-production method.

     Unproved properties which are individually significant are periodically assessed for impairment, whereas the impairment of individually insignificant properties is provided by amortizing the costs based on past experience and the estimated holding period. Exploratory well costs are expensed in the period the well is determined to be unsuccessful. All other exploration costs, including geological and geophysical costs, production costs and overhead costs, are expensed in the period incurred.

     The estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties' productive lives using the unit-of-production method and recognized as a liability as the amortization expense is recorded.

  Impairment of Long-Lived Assets

     Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written down to current fair value through additional amortization or depreciation provisions. Fair value is generally determined from estimated discounted future net cash flows.

  Environmental Costs

     Environmental expenditures are expensed or capitalized, as appropriate, depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations, and that do not have future economic benefit, are expensed. Liabilities related to these future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and the costs can be reasonably estimated.

  Stock Compensation

     The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for stock options. Pro forma information regarding changes in net income and earnings per share data if the accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", had been applied is presented in Note 22.

  Income Taxes

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

     Prior to the date of the Offerings, Conoco was included in the DuPont consolidated tax return and the provision for income taxes was determined using the loss benefit method. Under the loss benefit method, the current tax provision or benefit is allocated based on the amount expected to be paid or received from the consolidated group and benefits of losses and credit carry forwards are recorded when such benefits are expected to be realized by members of the consolidated group. The pro forma effect on the Consolidated Statement of Income reflecting the provision for income taxes on a separate return basis prior to the

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

Offerings is not material. For periods ending after the Offerings, Conoco will file a separate tax return. Accordingly, for periods subsequent to the Offerings, the provision for income taxes has been determined on a separate tax return basis.

     Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except in cases in which earnings are deemed to be permanently invested.

  Foreign Currency Translation

     Local currency is the functional currency for the Company's integrated Western European petroleum operations. For subsidiaries whose functional currency is the local currency, assets and liabilities denominated in local currency are translated into United States dollars at end-of-period exchange rates. The resultant translation adjustment is a component of Accumulated Other Comprehensive Loss (see Note 21). Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into United States dollars, and the resultant exchange gains or losses, together with their related tax effects, are included in income in the period in which they occur. Income and expenses are translated into United States dollars at average exchange rates in effect during the period.

     For subsidiaries where the United States dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into United States dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in current period income.

     Effective January 1, 1999, the Euro was adopted as the local currency by 11 countries participating in the European Economic and Monetary Union. For those countries in which the Company operates, the Euro concurrently became the functional currency.

  Commodity Hedging and Trading Activities

     The Company enters into energy-related futures, forwards, swaps, and options in various markets to balance its physical systems, to meet customer needs, and to manage its exposure to price fluctuations on anticipated crude oil, natural gas, refined product and electric power transactions.

     Under the Company's policy, hedging includes only those transactions that offset physical positions and reduce overall Company exposure to price risk. Trading is defined as any transaction that does not meet the definition of hedging.

     Gains and losses on hedging contracts are deferred and included in the measurement of the related transaction. Changes in market values of trading contracts are reflected in income in the period the change occurs.

     In the event a derivative designated as a hedge is terminated prior to the maturation of the hedged transaction, gains or losses realized at termination are deferred and included in the measurement of the hedged transaction. If a hedged transaction matures, is sold, extinguished or terminated prior to the maturity of a derivative designated as a hedge of such transaction, gains or losses associated with the derivative through the date the transaction matured are included in the measurement of the hedged transaction and the derivative is reclassified as for trading purposes. Derivatives designated as a hedge of an anticipated transaction are reclassified as for trading purposes if the anticipated transaction is no longer likely to occur.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     In the Consolidated Statement of Cash Flows, the Company reports the cash flows resulting from its hedging activities in the same category as the related item that is being hedged.

  Recent Accounting Standards

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company has adopted for the year ended December 31, 1998. This standard requires disclosing segment information on the same basis used internally for evaluating segment performance and deciding how to allocate resources to segments. It also requires disclosure of revenue and long-lived assets attributed to operations in individual countries outside the United States for which such information is material. No substantive changes in segment reporting resulted from this standard. The Company has four reporting segments for its Upstream and Downstream operating segments, reflecting geographic division between the United States and International. In addition, geographic reporting changed with revenues and long-lived assets attributed to operations in the United Kingdom, Germany and Norway disclosed separately.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits," that revised disclosure requirements for pension and other postretirement benefits. This statement did not affect measurement of the expense of the Company's pension and other postretirement benefits. The Company has adopted the disclosure requirements of this Statement for the year ended December 31, 1998.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge). Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement by the first quarter of 2000 and is currently assessing its effect on the Consolidated Financial Statements.

3. RELATED PARTY TRANSACTIONS

     The Consolidated Financial Statements include significant transactions with DuPont involving services (such as cash management, other financial services, purchasing, legal, computer and corporate aviation) and general corporate expenses that were provided between Conoco and centralized DuPont organizations. For periods prior to the Offerings, the costs of services have been directly charged or allocated between Conoco and DuPont using methods management believes are reasonable. These methods include negotiated usage rates, dedicated asset assignment and proportionate corporate formulas involving assets,

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

revenues and employees. Such charges and allocations are not necessarily indicative of what would have been incurred if Conoco had been a separate entity.

     Amounts charged and allocated to Conoco for these services were $121, $125 and $101 for the years 1998, 1997 and 1996, respectively, and are principally included in Selling, General and Administrative Expenses. Conoco provided DuPont services, such as computer, legal and purchasing, as well as certain technical and plant operating services, which amounted to $61, $62 and $66 in 1998, 1997 and 1996, respectively. These charges to DuPont were treated as reductions, as appropriate, of Cost of Goods Sold and Other Operating Expenses or Selling, General and Administrative Expenses.

     Interest expense charged by DuPont was $264, $124 and $143 for the years 1998, 1997 and 1996, respectively, and reflects market-based interest rates. A portion of this and other interest and debt expense was capitalized as cost associated with major construction projects. Interest income from DuPont was $43, $11 and $57 for the same years and also reflects market-based interest rates.

     Sales and Other Operating Revenues include sales of products from Conoco to DuPont, principally natural gas and gas liquids to supply several DuPont plant sites. These sales totaled $427, $420 and $413 for the years 1998, 1997 and 1996, respectively. Also included are revenues from insurance premiums charged to DuPont for property and casualty coverage outside the United States. These revenues totaled $20, $22 and $21 for the years 1998, 1997 and 1996, respectively. Purchases of products from DuPont during these periods were not material.

     Subsequent to the Offerings, these intercompany arrangements between DuPont and Conoco, excluding insurance coverage provided to DuPont, are being provided under transition service agreements or other long-term agreements. It is not anticipated that a change, if any, in these costs and revenues would have a material effect on the Company's results of operations or consolidated financial position.

     Accounts and Notes Receivable include amounts due from DuPont of $80 and $79 at December 31, 1998 and 1997, respectively, representing current month balances of transactions between Conoco and DuPont, mainly product sales and certain charges billed annually. Accounts Payable include amounts due DuPont of $52 and $4 at December 31, 1998 and 1997, respectively. Other Liabilities include accrued interest of $51 due DuPont at December 31, 1998.

     Amounts representing notes receivable or borrowings from DuPont, including its subsidiary organizations, are identified as related parties and presented separately in the Consolidated Balance Sheet. The current portion of Notes Receivable represents the accumulation of a variety of cash transfers and operating transactions with DuPont. These balances are generally interest bearing and represent net amounts of cash transferred for funding and cash management purposes and amounts charged between the companies for certain product and service purchases. At December 31, 1997, the long-term portion of Notes Receivable and amounts shown for Short-Term and Long-Term Borrowings represent borrowings between Conoco and DuPont with established due dates at market-based interest rates, except for certain short-term non-interest bearing borrowings due DuPont of $492. At December 31, 1998, related balances only reflected long-term borrowings due DuPont as further described.

     In July 1998, a dividend was declared and paid by the Company in the form of a promissory note (the "Note") to DuPont in the aggregate principal amount of $7,500 bearing interest at a rate of 6.0125 percent per annum and due on January 2, 2000. The Note may be voluntarily prepaid without penalty or premium. The Note also provides for mandatory prepayments in the event cash proceeds are realized by the Company from the incurrence of indebtedness or the issuance of equity securities by the Company or its subsidiaries. The Note includes certain covenants and customary events of default, including failure to pay interest when due, certain events of bankruptcy of the Company and change of control. The consent of DuPont is also required prior to the Company entering into certain transactions.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     In September 1998, the Company declared a dividend of $700 paid through a reduction of notes receivable from DuPont and further certain intercompany notes were created.

     The net proceeds from the Offerings referred to in Note 1 were $4,228, after deducting the underwriting discounts and commissions payable by the Company. The Company used these net proceeds to repay indebtedness owed to DuPont or purchase a portion of the indebtedness owed by certain subsidiaries of the Company to DuPont as follows:

          (a) to pay accrued interest ($124) on the $7,500 Note and then to repay principal ($2,654) on such Note to the extent necessary to reduce the principal amount to $4,846;

          (b) to purchase certain intercompany notes denominated in Norwegian Kroner with an aggregate principal amount of approximately $461 after conversion to U.S. dollars, together with accrued interest ($9);

          (c) to pay accrued interest ($8) and a portion of the principal ($820) on a certain other intercompany note to the extent necessary to reduce the principal amount to $7;

          (d) to pay a portion of the principal ($152) on an intercompany demand note which reduced the outstanding balance to $52.

     During 1998, DuPont made capital contributions of $544 to the Company reflecting the retirement of certain non-interest bearing borrowings of $492 and the remaining balance of $52 on the foregoing demand note.

     Subsequent to the Offerings, the Company made an additional principal payment of $257 on the Note reducing the outstanding balance to $4,589 at December 31, 1998. Aggregate borrowings from related parties at December 31, 1998, totaled $4,596 and reflected a weighted average interest rate of 6.0 percent with maturity on January 2, 2000.

     On October 27, 1998, the Company and DuPont entered into a revolving credit agreement under which DuPont will provide the Company with a revolving credit facility in principal amount of up to $500. Loans under the revolving credit agreement will be subject to mandatory repayment to the extent the Company's cash and cash equivalents exceed $325 or such higher amount as the Company and DuPont may agree. Loans under this facility bear interest at a rate equal to 30-day LIBOR plus 0.20 percent per annum and may be voluntarily prepaid without penalty or premium. There was no outstanding debt under this facility on December 31, 1998.

     The Company is obligated to repay all outstanding debt owed to DuPont at such time as DuPont's direct or indirect voting power in the Company falls below 50 percent of the outstanding voting power of the Company. The Company intends to refinance outstanding related party debt owed to DuPont with a combination of commercial paper and public debt in 1999.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

4. OTHER INCOME

                                                              1998    1997    1996
                                                              ----    ----    ----
Interest income
  Related parties (see Note 3)..............................  $ 43    $ 11    $ 57
  Other, net of miscellaneous interest expense..............    46      66      67
                                                              ----    ----    ----
                                                                89      77     124
Equity in earnings of affiliates (see Note 12)..............    22(1)   40     (25)
Gain on sales of assets(2)..................................   206     314      84
Exchange gain (loss)........................................    51      27      (5)
Other -- net................................................     4       9       8
                                                              ----    ----    ----
                                                              $372    $467    $186
                                                              ====    ====    ====

---------------

(1) Includes a $5 charge for write-down of inventories to market in accordance with the Company's inventory valuation policy (see Note 2).

(2) 1998 includes a gain of $89 from sale of certain Upstream properties in the North Sea and the United States. 1997 includes a gain of $239 from sale of certain Upstream properties in the North Sea.

5. TAXES OTHER THAN ON INCOME

                                                              1998     1997     1996
                                                             ------   ------   ------
Petroleum excise taxes
  U.S......................................................  $1,286   $1,201   $1,145
  Non-U.S..................................................   4,515    4,148    4,316
                                                             ------   ------   ------
                                                              5,801    5,349    5,461
Payroll taxes..............................................      42       43       48
Property taxes.............................................      64       63       55
Production and other taxes.................................      63       77       73
                                                             ------   ------   ------
                                                             $5,970   $5,532   $5,637
                                                             ======   ======   ======

6. INTEREST AND DEBT EXPENSE

                                                              1998     1997     1996
                                                              ----     ----     ----
Interest and debt cost incurred
  Related parties (see Note 3)..............................  $264     $124     $143
  Other.....................................................     7        6        6
                                                              ----     ----     ----
                                                               271      130      149
Less: Interest and debt cost capitalized....................    72       94       75
                                                              ----     ----     ----
Interest and debt expense...................................  $199     $ 36     $ 74
                                                              ====     ====     ====

     Interest paid (net of amounts capitalized) was $145 in 1998, $33 in 1997 and $77 in 1996.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

7. PROVISION FOR INCOME TAXES

                                                            1998      1997       1996
                                                            ----     ------     ------
Current tax expense
  U.S. federal............................................  $(57)    $   64     $  155
  U.S. state and local....................................    10          5          8
  Non-U.S. ...............................................   323        925        865
                                                            ----     ------     ------
          Total...........................................   276        994      1,028
                                                            ----     ------     ------
Deferred tax expense
  U.S. federal............................................   (51)        80        (78)
  U.S. state and local....................................    (5)         8         --
  Non-U.S. ...............................................    24        (72)        88
                                                            ----     ------     ------
          Total...........................................   (32)        16         10
                                                            ----     ------     ------
Provision for Income Taxes................................   244      1,010      1,038
Foreign Currency Translation(1)...........................   (22)        --         --
Minimum Pension Liability(1)..............................   (26)        (7)        (5)
                                                            ----     ------     ------
          Total Provision.................................  $196     $1,003     $1,033
                                                            ====     ======     ======

---------------

(1) Represents respective deferred tax provisions for adjustments included in other comprehensive loss (see Note 21).

     Total income taxes paid worldwide were $714 in 1998, $935 in 1997 and $901 in 1996.

     The significant components of deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                              1998                     1997
                                                      --------------------     --------------------
                                                      ASSET      LIABILITY     ASSET      LIABILITY
                                                      ------     ---------     ------     ---------
Property, plant and equipment.......................  $  233      $2,296       $  182      $2,219
Employee benefits...................................     247          --          166          --
Other accrued expenses..............................     237          --          273          --
Inventories.........................................      --          90           --         102
Tax loss/tax credit carry forwards..................     496          --          417          --
Other...............................................      25         188           27         169
                                                      ------      ------       ------      ------
          Total.....................................  $1,238      $2,574       $1,065      $2,490
                                                                  ======                   ======
Valuation allowances................................    (423)                    (392)
                                                      ------                   ------
          Net.......................................  $  815                   $  673
                                                      ======                   ======

     Valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, increased $31 in 1998, primarily reflecting increases in tax assets representing operating losses incurred in exploration and start-up operations. Valuation allowances decreased by $22 in 1997, principally reflecting a $37 decrease related to tax assets representing operating losses which the Company determined will more likely than not be realized in future years. This decrease was partially offset by an increase of $15 reflecting offsets to operating losses. Valuation allowances in 1996 increased by $52 to offset increases in deferred tax assets resulting primarily from operating losses incurred in exploration and start-up operations.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Under the tax laws of various jurisdictions in which the Company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1998, the tax effect of such carry forwards approximated $496. Of this amount, $312 has no expiration date, $3 expires in 1999, $5 expires in 2000, $75 expires in 2001, $46 expires in 2002, and $55 expires in 2003 and later years.

     Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $76 and $122 at December 31, 1998 and 1997, respectively.

     Current deferred tax assets included in Prepaid Expenses were $7 at December 31, 1997. In addition, Other Assets includes deferred tax assets of $31 and $37 at December 31, 1998 and 1997, respectively.

     An analysis of the Company's effective income tax rate follows:

                                                             1998      1997      1996
                                                             ----      ----      ----
Statutory U.S. federal income tax rate.....................  35.0%     35.0%     35.0%
Higher effective tax rate on non-U.S. operations...........   7.8      13.9      21.6
Alternative fuels credit...................................  (8.2)     (3.0)     (3.4)
Reduced tax benefit from Stock Option Provision............   4.9        --        --
Realization of unbenefited loss from sale of subsidiary....  (4.6)       --        --
Other -- net...............................................   0.3       2.0       1.4
                                                             ----      ----      ----
Effective income tax rate..................................  35.2%     47.9%     54.6%
                                                             ====      ====      ====

     Earnings before income taxes shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or non-U.S. does not correspond to the earnings set forth below.

                                                              1998     1997     1996
                                                              -----   ------   ------
U.S.........................................................  $(173)  $  740   $  563
Non-U.S.....................................................    867    1,367    1,338
                                                              -----   ------   ------
                                                              $ 694   $2,107   $1,901
                                                              =====   ======   ======

     At December 31, 1998 and 1997, respectively, unremitted earnings of non-U.S. subsidiaries totaling $1,536 and $1,645 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

8. EARNINGS PER SHARE

     Basic earnings per share (EPS) is computed by dividing net income (the numerator) by the weighted average number of common shares outstanding plus the effects of award and fee deferrals that are invested in Conoco stock units by certain employees and directors of the Company (the denominator). Diluted EPS is similarly computed, except that the denominator is increased to include the dilutive effects of outstanding stock options awarded under Conoco's compensation plans (see Note 22).

     As described in Note 1, the Company's capital structure was established at the time of the Offerings. In accordance with SEC Staff Accounting Bulletin No. 98, the capitalization of Class B Common Stock has been retroactively reflected for the purposes of presenting earnings per share for periods prior to the

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

Offerings. For the period subsequent to the Offerings, basic EPS reflects the Class B Common Stock plus the weighted average from the date of the Offerings of Class A Common Stock and deferred award units outstanding at the date of the Offerings. Corresponding diluted EPS for 1998 includes an additional 1,659,816 shares representing the weight average dilutive effect of outstanding stock options that resulted from the concurrent cancellation of DuPont stock options at the date of the Offerings and issuance of options with respect to Class A Common Stock.

     The denominator is based on the following weighted average number of common shares outstanding:

                                                   1998          1997          1996
                                                -----------   -----------   -----------
Basic.........................................  473,826,632   436,543,573   436,543,573
Diluted.......................................  475,486,448   436,543,573   436,543,573

     Variable stock options for 1,724,146 shares of common stock were outstanding at December 31, 1998, but were not included in the computation of diluted EPS since the threshold price of $32.88 required for these options to be vested had not been reached.

     Common shares held as Treasury Stock are deducted in determining the number of shares outstanding.

MANAGEMENT VIEW

     The substance of the Offerings was the sale by DuPont of approximately 30 percent ownership of Conoco. Therefore, management believes a more meaningful presentation of basic EPS is to divide historical net income for all periods presented by the total Class A and Class B Common Stock plus deferred award units outstanding immediately after the Offerings. For diluted EPS, weighted average shares have been adjusted to reflect the effect of outstanding stock options immediately after the Offerings as though outstanding for all periods presented. Using this presentation, but excluding any pro forma adjustment for additional interest expense on the dividend Note (see Note 3), EPS would be as follows:

                                                              1998     1997     1996
                                                              -----   ------   ------
Basic.......................................................  $ .72   $ 1.75   $ 1.37
Diluted.....................................................  $ .71   $ 1.72   $ 1.36

9. ACCOUNTS AND NOTES RECEIVABLE

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Trade.......................................................  $  805   $  916
Related parties (see Note 3)................................      80       79
Other.......................................................     306      502
                                                              ------   ------
                                                              $1,191   $1,497
                                                              ======   ======

     See Note 27 for a description of operating segment markets and associated concentrations of credit risk.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

10. INVENTORIES

                                                                     DECEMBER 31
                                                                  -----------------
                                                                   1998      1997
                                                                  -------   -------
    Crude oil and petroleum products............................  $   661   $   675
    Other merchandise...........................................       22        25
    Materials and supplies......................................      124       130
                                                                  -------   -------
                                                                  $   807   $   830
                                                                  =======   =======

     As a result of reduced crude oil and petroleum product price levels, a write-down to market of $97 was made in the fourth quarter of 1998, in accordance with the Company's inventory valuation policy (see Note 2). At December 31, 1997, the excess of market over book value of inventories valued under the LIFO method was $152. Inventories valued at LIFO represented 82 percent and 81 percent of consolidated inventories at December 31, 1998 and 1997, respectively.

     During 1998, 1997 and 1996, certain LIFO inventory quantities were reduced resulting in partial liquidation of the LIFO bases, with no material effect on net income.

11. PROPERTY, PLANT AND EQUIPMENT

                                                                      DECEMBER 31
                                                         -------------------------------------
                                                               GROSS                NET
                                                         -----------------   -----------------
                                                          1998      1997      1998      1997
                                                         -------   -------   -------   -------
Oil and Gas Properties
  Unproved.............................................  $ 1,159   $ 1,491   $   942   $ 1,230
  Proved...............................................   13,488    12,420     6,236     5,480
Other..................................................    1,280     1,316       845       871
                                                         -------   -------   -------   -------
          Total Upstream...............................   15,927    15,227     8,023     7,581
Refining...............................................    3,834     3,803     1,958     1,952
Marketing and Distribution.............................    2,255     2,199     1,375     1,295
                                                         -------   -------   -------   -------
          Total Downstream.............................    6,089     6,002     3,333     3,247
Corporate(1)...........................................       78        --        57        --
                                                         -------   -------   -------   -------
                                                         $22,094   $21,229   $11,413   $10,828
                                                         =======   =======   =======   =======

---------------

(1) Includes aviation investment transferred from DuPont in 1998 and corporate software.

     Property, Plant and Equipment includes Downstream gross assets acquired under capital leases of $41 at December 31, 1998 and 1997; related amounts included in Accumulated Depreciation, Depletion and Amortization were $12 and $10 at December 31, 1998 and 1997, respectively.

12. SUMMARIZED FINANCIAL INFORMATION FOR AFFILIATED COMPANIES

     Summarized consolidated financial information for affiliated companies for which Conoco uses the equity method of accounting (see Note 2, "Basis of Consolidation") is shown below on a 100 percent basis. The most significant of these affiliates are Malaysia Refining Company Sdn. Bhd. (40%), Petrozuata C.A. (50.1% -- see Note 2), CFJ Properties (50%), Pocahontas Gas Partnership (50%), Excel Paralubes (50%), Polar Lights Company (50%), and Ceska Rafinerska a.s. (16.33%).

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Dividends received from equity affiliates were $105 in 1998, $58 in 1997 and $85 in 1996.

                                                              YEAR ENDED DECEMBER 31
                                                             ------------------------
                                                              1998     1997     1996
                                                             ------   ------   ------
RESULTS OF OPERATIONS
Sales(1)...................................................  $6,744   $7,521   $6,622
Earnings before income taxes...............................     358      556      305
Net income.................................................     252      345      140
Conoco's equity in earnings of affiliates (see Note 4).....      22       40      (25)

---------------

(1) Includes sales to Conoco of $574 in 1998, $568 in 1997 and $359 in 1996.

                                                                DECEMBER 31
                                                              ----------------
                                                               1998      1997
                                                              -------   ------
FINANCIAL POSITION
Current assets..............................................  $ 2,771   $2,543
Non-current assets..........................................    8,682    6,826
                                                              -------   ------
          Total assets......................................  $11,453   $9,369
                                                              -------   ------
Short-term borrowings(1)....................................  $   897   $  550
Other current liabilities...................................    1,650    1,308
Long-term borrowings(1).....................................    4,743    4,364
Other long-term liabilities.................................    1,119      645
                                                              -------   ------
          Total liabilities.................................  $ 8,409   $6,867
                                                              -------   ------
Conoco's investment in affiliates (includes advances).......  $ 1,363   $1,085
                                                              =======   ======

---------------

(1) Conoco's pro rata interest in total borrowings was $1,828 in 1998 and $1,586 in 1997, of which $967 in 1998 and $826 in 1997 were guaranteed by the Company or DuPont, on behalf of, and indemnified by, the Company. These amounts are included in the guarantees disclosed in Note 26.

     At December 31, 1998, Conoco's equity in undistributed earnings of its affiliated companies was $114.

13. OTHER ASSETS

                                                                DECEMBER 31
                                                              ----------------
                                                               1998      1997
                                                              -------   ------
Prepaid pension cost (see Note 23)..........................  $    50   $   71
Long-term receivables.......................................       71       74
Other securities and investments(1).........................      116      100
Deferred pension transition obligation (see Note 23)........      109      116
Other(2)....................................................      183      131
                                                              -------   ------
                                                              $   529   $  492
                                                              =======   ======

---------------

(1) Includes $74 and $97 at December 31, 1998 and 1997, respectively, representing marketable securities classified as available for sale and reported at fair value. The remainder represents investments which are reported at cost.

(2) Includes intangible assets of $14 and $15 at December 31, 1998 and 1997, respectively.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

14. ACCOUNTS PAYABLE

                                                                DECEMBER 31
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
Trade.......................................................  $  906    $  969
Payables to banks...........................................     124        85
Related parties (see Note 3)................................      52         4
Other.......................................................     230(1)     32
                                                              ------    ------
                                                              $1,312    $1,090
                                                              ======    ======

---------------

(1) Includes $158 for property acquisitions.

     Payables to banks represent checks issued on certain disbursement accounts but not presented to the banks for payment.

15. OTHER SHORT-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Industrial development bonds................................  $   24   $   24
Bank borrowings (foreign currency)..........................      --       21
Long-term borrowings payable within one year................      26       25
Capital lease obligations...................................       2        2
                                                              ------   ------
                                                              $   52   $   72
                                                              ======   ======

     The Company has uncommitted short-term bank credit lines of approximately $122 and $42 at December 31, 1998 and 1997, respectively. These lines are denominated in United States dollars or various foreign currencies to support general international operating needs. No significant advances were outstanding under these lines at these respective dates.

     The weighted average interest rate on other short-term borrowings outstanding at December 31, 1998 and 1997, was 3.8 percent and 3.7 percent, respectively.

16. OTHER ACCRUED LIABILITIES

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Taxes other than on income..................................  $  354   $  376
Operating expenses..........................................     293      343
Payroll and other employee-related costs....................     102      135
Restructuring costs(1)......................................      82       --
Accrued postretirement benefits cost (see Note 23)..........      18       24
Other.......................................................     313      411
                                                              ------   ------
                                                              $1,162   $1,289
                                                              ======   ======

---------------

(1) Represents estimated charges associated with cost reduction program announced in December 1998. This program is focused on obtaining operational efficiencies, mainly in the Upstream businesses, and was expedited in response to adverse changes in the current business environment. The program primarily involves the elimination of approximately 975 employee positions on a worldwide basis. The

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

    accrual is reflected in Cost of Goods Sold and Other Operating Expenses. At December 31, 1998, no persons had been terminated and no related payments had been made.

17. OTHER LONG-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
5.75% notes due 2026........................................  $   16   $   16
6.50% notes due 2008........................................       7        7
Other loans (various currencies) due 1999-2007(1)...........      29       30
Capitalization obligation to affiliate due 2008.............      11       --
Capitalization obligation to affiliate due 1999.............      --       20
Capital lease obligations...................................      30       33
                                                              ------   ------
                                                              $   93   $  106
                                                              ======   ======

---------------

(1) Weighted average interest rates were 7.3 percent at December 31, 1998 and 1997, respectively.

     Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 1999, are $4 for each of the years 2000, 2001, 2002 and 2003.

18. OTHER LIABILITIES AND DEFERRED CREDITS

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Deferred gas revenue........................................  $  371   $  379(1)
Accrued postretirement benefits cost (see Note 23)..........     331      318
Accrued pension liability (see Note 23).....................     320      230
Abandonment costs...........................................     297      310
Environmental remediation costs (see Note 26)...............     117      132
Related parties (see Note 3)................................      51       --
Other.......................................................     713      553
                                                              ------   ------
                                                              $2,200   $1,922
                                                              ======   ======

---------------

(1) 1997 includes $303 received from a contract for future sales of natural gas to Centrica, a United Kingdom gas marketing company.

19. MINORITY INTERESTS

     In 1996, certain upstream subsidiaries contributed assets with an aggregate fair value of $613 to Conoco Oil & Gas Associates L.P. (COGA) for a general partnership interest of 67 percent. The remaining 33 percent was purchased by Vanguard Energy Investors L.P. (Vanguard) as a limited partner. The net result of this transaction was to increase minority interests by $297.

     Vanguard is entitled to a cumulative annual priority return on its investment and participation in residual earnings at rates established in the partnership agreement. The priority return rate, currently 6.52 percent, is scheduled to be renegotiated in the second half of 1999. In the event the parties are unable to agree on a new return rate, Vanguard has the option to call for liquidation of the partnership, which could take place before December 31, 1999. Cash outflows arising from such liquidation should not be materially different from the recorded amount of minority interest.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Vanguard's share of COGA's earnings was $22 or 25 percent in 1998 and $22 or 18 percent in 1997; the net minority interest in COGA held by Vanguard was $302 and $301 on December 31, 1998 and 1997, respectively.

20. STOCKHOLDERS' EQUITY

     As described in Note 1, the Company's capital structure was established at the time of the Offerings in October 1998.

     At December 31, 1998, 4,600,000,000 shares of Class A and Class B Common Stock were authorized and 628,041,394 shares were issued, including 249,863 Class A shares held in the treasury. A summary of activity in common shares outstanding for the year 1998 is presented below:

                                                     CLASS A       CLASS B        TOTAL
                                                   -----------   -----------   -----------
Issued in connection with the initial public
  offering of Class A shares and recapitalization
  of DuPont ownership (Class B shares)...........  191,456,427   436,543,573   628,000,000
Purchase of shares for treasury (to offset
  dilution from issuances under compensation
  plans).........................................     (250,000)      --           (250,000)
Issued on exercise of stock options (including
  137 from treasury).............................       41,531       --             41,531
                                                   -----------   -----------   -----------
Common Shares Outstanding -- December 31, 1998...  191,247,958   436,543,573   627,791,531
                                                   ===========   ===========   ===========

     At December 31, 1998, 250,000,000 shares of Preferred Stock were authorized, of which 1,000,000 shares were designated Series A Junior Participating Preferred Stock and reserved for issuance on exercise of preferred stock purchase rights under the Company's Share Purchase Rights Plan. Each issued share of Class A and Class B Common Stock has one preferred stock purchase Right attached to it. No preferred shares have been issued and the Rights are not currently exercisable.

     Net proceeds received from the Offerings totaled $4,228, after deduction for underwriting discounts and commissions payable by the Company, and were used to reduce indebtedness owed to DuPont (see Note 3). In addition, Additional Paid-In Capital was increased by $236 during 1998 as a result of a corresponding non-cash charge to compensation expense associated with changes in certain outstanding compensation awards made at the time of the Offerings (see Note 22).

     The Company declared a first quarter cash dividend on January 27, 1999, of $.14 per share on each outstanding share of Class A Common Stock and Class B Common Stock, payable March 12, 1999 to stockholders of record as of February 12, 1999. This initial dividend was determined on a pro rata basis covering the period from October 27, 1998 to December 31, 1998, and is equivalent to $.19 per share for a full quarter.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

21. ACCUMULATED OTHER COMPREHENSIVE LOSS

     Balances of related after-tax components comprising Accumulated Other Comprehensive Loss are summarized below:

                                                               DECEMBER 31
                                                              -------------
                                                              1998    1997
                                                              -----   -----
Foreign Currency Translation Adjustment.....................  $(185)  $(160)
Minimum Pension Liability Adjustment (see Note 23)..........    (89)    (31)
                                                              -----   -----
                                                              $(274)  $(191)
                                                              =====   =====

     Changes in related components of other comprehensive income (loss) are reported net of associated income tax effects as summarized below:

                                                                       YEAR ENDED DECEMBER 31
                                           ------------------------------------------------------------------------------
                                                     1998                       1997                       1996
                                           ------------------------   ------------------------   ------------------------
                                                    INCOME   AFTER-            INCOME   AFTER-            INCOME   AFTER-
                                           PRETAX    TAX      TAX     PRETAX    TAX      TAX     PRETAX    TAX      TAX
                                           ------   ------   ------   ------   ------   ------   ------   ------   ------
Foreign Currency Translation
  Adjustment.............................  $ (47)    $(22)    $(25)   $(121)    $--     $(121)    $(39)    $--      $(39)
Minimum Pension Liability Adjustment.....    (84)     (26)     (58)     (20)     (7)      (13)     (15)     (5)      (10)
                                           -----     ----     ----    -----     ---     -----     ----     ---      ----
Other Comprehensive Income (Loss)........  $(131)    $(48)    $(83)   $(141)    $(7)    $(134)    $(54)    $(5)     $(49)
                                           =====     ====     ====    =====     ===     =====     ====     ===      ====

22. COMPENSATION PLANS

     Until the date of the Offerings, employees of Conoco participated in stock-based compensation plans administered through DuPont and involving options to acquire DuPont common stock. At the time of the Offerings, Conoco employees held a total of 10,964,917 stock options for DuPont common stock and 1,333,135 stock appreciation rights (SARs) with respect to DuPont common stock, and the Company gave those persons the option, subject to specific country tax and legal requirements, to participate in a program involving the cancellation of all or part of their DuPont stock options or SARs and the issuance by the Company, upon such cancellation, of comparable options to acquire Class A Common Stock or SARs with respect to Class A Common Stock. The substitute stock options and other awards have the same vesting provisions, option periods and other terms and conditions as the DuPont options and awards they replaced. The substitute stock options had the same ratio of the exercise price per share to the market value per share, and the same aggregated difference between market value and exercise price, as the DuPont stock options. A total of 8,921,508 DuPont stock options and 745,358 DuPont SARs were cancelled with Conoco issuing 24,275,690 stock options for Class A Common Stock and 2,279,834 SARs with respect to Class A Common Stock with comparable terms and conditions. The program was deemed a change in the terms of certain awards granted to Conoco employees. As a result, the Company incurred a non-cash charge to compensation expense of $236 in the fourth quarter of 1998, with a corresponding increase in Additional Paid-In Capital. DuPont retained responsibility for delivery of DuPont common stock to Conoco employees when DuPont stock options not cancelled are exercised.

AWARDS UNDER DUPONT PLANS

     Stock option awards under the DuPont Stock Performance Plan were granted to key employees of the Company prior to the Offerings and were "fixed" and/or "variable". The purchase price of shares subject to option is the market price of DuPont stock at the date of grant. In January 1997, a reload feature was added to the Stock Performance Plan to accelerate stock ownership. Generally, fixed options granted under the DuPont Stock Performance Plan are fully exercisable one year after date of grant and expire ten years

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

from date of grant. However, awards in 1998 vest over a three-year period and, except for the last six months of the ten-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent.

     During 1997, variable stock option grants were made to certain senior management and subject to forfeiture if, within five years from the date of grant, the market price of DuPont common stock did not achieve a price of $75 per share for 50 percent of the options and $90 per share for the remaining 50 percent. During 1998, before the Offerings, the $75 price was reached and options with that hurdle became "fixed" and exercisable. All of the outstanding variable DuPont options with a $90 per share hurdle price at the time of the Offerings were cancelled and substituted with options for Conoco Class A Common Stock with a hurdle price of $32.88 per share.

     From time to time, the DuPont Board of Directors has approved the adoption of a worldwide Corporate Sharing Program. Under these programs, a majority of the Company's employees received a one-time grant to acquire shares of DuPont common stock at the fair market value at the date of grant. Option terms are "fixed" and generally are exercisable one year after date of grant and expire ten years from date of grant.

AWARDS UNDER CONOCO PLANS

     The 1998 Stock and Performance Incentive Plan provides incentives to certain corporate officers, non-employee directors and independent contractors who can contribute materially to the success and profitability of the Company and its subsidiaries and provides for substitution of certain existing DuPont awards in connection with the Offerings. Awards may be in the form of cash, stock, stock options or SARs with respect to Class A Common Stock. This plan also provides for the Conoco Global Variable Compensation Plan, which is an annual management incentive program for officers and certain non-officer employees with awards made in cash and stock. Stock options and SARs granted under the 1998 Stock and Performance Incentive Plan (except those granted to substitute for DuPont awards) are awarded at market price on the date of grant, have a ten year life, and generally vest one year from date of grant with one-third becoming exercisable each of the first three years. For certain senior management, shares otherwise receivable from the exercise of nonqualified options with respect to Class A Common Stock granted under the 1998 Stock and Performance Incentive Plan of Conoco to substitute for cancelled 1998 DuPont stock options, as well as incremental new Conoco stock options granted at the date of the Offerings, can be deferred as stock units for a designated future delivery. The maximum number of shares of common stock and stock options granted under the plan is limited to the higher of 20 million or 3.3 percent of outstanding shares of Class A and Class B Common Stock. Awards made in substitution for DuPont awards do not count against the number of shares available under the plan. At December 31, 1998, 16,850,266 shares of Class A Common Stock were available for issuance under the plan.

     The Company adopted the 1998 Key Employee Stock Performance Plan to attract and retain employees by enhancing the proprietary and personal interests of employees in the success and profitability of the Company and to grant some awards in substitution for certain existing DuPont awards in connection with the Offerings. Awards to employees may be in the form of Company stock options or SARs, both with respect to Class A Common Stock. Such awards granted under this plan (except to substitute for DuPont awards) are awarded at market price on the date of grant, have a ten year life, and generally vest one year from date of grant with one-third becoming exercisable each of the first three years. The maximum number of shares of common stock and stock options granted under the plan is limited to the higher of 18 million or three percent of outstanding Class A and Class B Common Stock. Awards made in substitution for DuPont awards do not count against the number of shares available under the plan. At

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

December 31, 1998, 14,484,936 shares of Class A Common Stock were available for issuance under the plan.

     Persons electing to substitute Conoco stock options with respect to Class A Common Stock for DuPont stock options and persons receiving incremental new Conoco stock options with respect to Class A Common Stock at the date of the Offerings under the 1998 Stock and Performance Incentive Plan and the 1998 Key Employee Stock Performance Plan are eligible for reload options upon the exercise of stock options, with the condition that shares received from the exercise of the original option may not be sold for at least five years. Reloads are granted at the market price on the reload grant date and have a term equal to the remaining term of the original option. The number of new options granted under a reload option is equal to the number of shares required to satisfy the total exercise price of the original option.

     The 1998 Global Performance Sharing Plan is a broad-based plan under which grants of stock options and SARs with respect to Class A Common Stock were made to certain non-officer employees on the date of the Offerings to encourage a sense of proprietorship and an active interest in the financial success of Conoco and its subsidiaries. The stock options and SARs were awarded at the price of the Offerings ($23 per share), have a ten year life, and become exercisable in one-third increments on the first, second and third anniversaries of the grant date. There are no additional shares available for issuance under this plan.

     All stock options granted under Conoco plans are "fixed" and have no intrinsic value at grant date except for those granted to substitute for cancelled DuPont options. Accordingly, except for the fourth quarter 1998 charge related to the one-time offer to cancel DuPont options and substitute Conoco options, no compensation expense has been recognized for fixed options.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     The following table summarizes activity for fixed and variable options for the last three years:

                                                           FIXED                  VARIABLE
                                                   ----------------------   ---------------------
                                                     NUMBER     WEIGHTED-    NUMBER     WEIGHTED-
                                                       OF        AVERAGE       OF        AVERAGE
                                                     SHARES       PRICE      SHARES       PRICE
                                                   ----------   ---------   ---------   ---------
DUPONT OPTIONS
January 1, 1996..................................   7,811,547    $24.27        --            --
  Granted........................................   1,140,780     39.20        --            --
  Exercised......................................  (1,781,277)    23.33        --            --
  Forfeited......................................     (95,330)    26.38        --            --
                                                   ----------    ------     ---------    ------
December 31, 1996................................   7,075,720    $26.88        --            --
  Granted........................................   2,761,416     52.90     1,259,600    $52.50
  Exercised......................................    (730,383)    23.97        --            --
  Forfeited......................................    (116,325)    50.44        --            --
                                                   ----------    ------     ---------    ------
December 31, 1997................................   8,990,428    $35.14     1,259,600    $52.50
  Granted........................................   1,241,055     59.53        --            --
  Reclassified...................................     629,800     52.50      (629,800)    52.50
  Exercised......................................    (460,314)    24.64        --            --
  Forfeited......................................     (65,852)    50.68        --            --
                                                   ----------    ------     ---------    ------
October 21, 1998 (Offerings date)................  10,335,117    $39.50       629,800    $52.50
  Cancelled for Conoco options...................  (8,291,708)               (629,800)
                                                   ----------               ---------
  Retained by DuPont.............................   2,043,409                  --
CONOCO OPTIONS
Granted at Offerings date:
  For cancelled DuPont options...................  22,551,544    $14.62     1,724,146    $19.18
  New awards.....................................   9,721,750     23.00        --            --
Exercised........................................     (41,531)    14.18        --            --
Forfeited........................................     (53,840)    23.00        --            --
                                                   ----------    ------     ---------    ------
December 31, 1998................................  32,177,923    $17.14     1,724,146    $19.18

     The following table summarizes information concerning outstanding and exercisable fixed Conoco options at December 31, 1998. For total variable options outstanding at December 31, 1998, the weighted-average remaining contractual life was 3.1 years.

                                                                EXERCISE PRICE
                                              --------------------------------------------------
                                                $5.89-       $8.90-      $14.47-       $21.73-
                                                $8.41        $12.80       $21.64       $29.58
                                              ----------   ----------   ----------   -----------
Options outstanding.........................   2,766,632    7,335,094    9,281,970    12,794,227
Weighted-average remaining contractual life
  (years)...................................         2.9          5.5          7.8           9.6
Weighted-average price......................  $     7.60   $    10.02   $    17.94   $     22.70
Options exercisable.........................   2,766,632    7,335,094    9,281,970        42,204
Weighted-average price......................  $     7.60   $    10.02   $    17.94   $     24.22

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Fixed options exercisable at the end of the last three years and the weighted-average fair value of fixed options granted are as follows:

                                                CONOCO                 DUPONT OPTIONS
                                                OPTIONS     ------------------------------------
                                                 1998         1998*         1997         1996
                                              -----------   ----------   ----------   ----------
Options exercisable at year-end:
  Number of shares..........................   19,425,900    9,113,046    6,229,012    5,934,940
  Weighted-average price....................  $     13.49   $    36.81   $    27.26   $    24.51
Weighted-average fair value of options
  granted during the year:
  New options...............................  $      4.15   $    13.85   $    12.84   $     9.01
  Options substituted for DuPont options....  $      9.22

---------------

* As of the date of the Offerings rather than year-end.

     The fair value of Conoco variable options with a hurdle price of $32.88 per share granted as substitutes for DuPont variable options was assumed to be zero.

     The fair value of options is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:

                                                  CONOCO OPTIONS              DUPONT OPTIONS
                                                ------------------   --------------------------------
                                                          1998                     1997
                                                          FIXED      1998    ----------------   1996
                                                NEW    SUBSTITUTES   FIXED   FIXED   VARIABLE   FIXED
                                                ----   -----------   -----   -----   --------   -----
Dividend yield................................   3.3%      3.3%       2.1%    2.2%      2.2%     2.6%
Volatility....................................  20.0%*    20.0%*     19.9%   18.6%     18.6%    21.0%
Risk-free interest rate.......................   4.6%      4.4%       5.5%    6.4%      6.4%     5.4%
Expected life (years).........................   5.8*      3.9*       5.8     5.6       5.7      6.0

---------------

* Due to insufficient history, DuPont experience trends have been used to estimate the volatility of Conoco stock and the expected life for exercise of Conoco stock options.

     The following table sets forth pro forma information as if the Company had adopted the optional recognition provisions of SFAS No. 123:

                                                              1998   1997    1996
                                                              ----   -----   -----
Increase (Decrease) in:
Net income..................................................  $157   $ (28)  $  (6)
Earnings per share
  Basic.....................................................  $.33   $(.06)  $(.01)
  Diluted...................................................  $.33   $(.06)  $(.01)

     Total fair value underpinning the pro forma disclosure for 1998 presented above includes the fair value of new DuPont grants and a pro rata portion of new Conoco grants made at the Offerings date, plus incremental fair value of the Conoco stock options that were substituted for DuPont stock options granted after the adoption of SFAS No. 123. The incremental fair value for cancellation and substitution of stock options originally granted before adoption of SFAS No. 123 is zero because intrinsic value exceeds fair value.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Compensation expense recognized in income for stock-based employee compensation awards was $229, $26 and $13 for 1998, 1997 and 1996, respectively, with 1998 including a one-time charge of $236 for the cancellation of DuPont stock options described above.

     Prior to the Offerings, the Conoco Unit Option Plan awarded SARs with respect to DuPont common stock to key salaried employees in certain grade levels who showed early evidence of ability to assume significant responsibility and leadership. At the time of the Offerings, 1,131,494 unit options were outstanding of which 593,722 were cancelled and substituted with comparable SARs with respect to Conoco Class A Common Stock under the 1998 Key Employee Stock Performance Plan of Conoco. Effective with the Offerings, no new grants were made or are planned out of the Conoco Unit Option Plan. At December 31, 1998, outstanding unit options based on Conoco Class A Common Stock were 1,605,614. At December 31, 1998 and 1997, outstanding unit options based on DuPont common stock were 545,724 and 908,532, respectively. At these same dates, related liability provisions totaled $22 and $27, respectively.

     Through the date of the Offerings, certain Conoco employees who participated in the DuPont Variable Compensation Plan received grants of stock and cash. Overall amounts were dependent on financial performance of DuPont and Conoco and other factors, and were subject to maximum limits as defined by the plan. Amounts charged against earnings in anticipation of awards to be made later were $39 in 1998, $38 in 1997 and $38 in 1996. Awards made for plan years 1998, 1997 and 1996 were $24, $45 and $38, respectively, with awards distributed in 1999 for the 1998 plan year made out of the 1998 Stock and Performance Incentive Plan of Conoco based on performance standards set previously in the DuPont Variable Compensation Plan. Both the DuPont Variable Compensation Plan and the 1998 Stock and Performance Incentive Plan of Conoco allow future delivery of stock awards. Employees were offered the opportunity to cancel DuPont shares granted under previous awards and receive substitute shares of Conoco Class A Common Stock for designated future delivery under the 1998 Stock and Performance Incentive Plan of Conoco. At December 31, 1998, 72,345 shares of DuPont stock and 199,268 shares of Conoco Class A Common Stock are awaiting delivery. A liability of $4 has been recognized for delivery of DuPont shares.

     Awards under the separate Conoco Challenge Program may be granted in cash to employees not covered by the Variable Compensation Plan. This plan provides awards based on meeting financial goals and upholding Conoco's core values. Overall amounts are dependent on Company earnings and cash provided by operations and are subject to maximum limits as defined by the plan. Amounts charged against earnings in anticipation of awards to be made later were $22 in 1998, $49 in 1997 and $47 in 1996. Awards made for plan years 1998, 1997 and 1996 were $19, $47 and $47, respectively.

23. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     The Company participates in the DuPont U.S. defined benefit pension plan, which covers substantially all U.S. employees and has separate defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits for these plans are based primarily on years of service and employees' pay near retirement. The Company's funding policy is consistent with the funding requirements of federal laws and regulations.

     With respect to the DuPont U.S. defined benefit pension plan, the Company and DuPont agreed upon an amount of approximately $820 at the date of the Offerings that will eventually be transferred to a separate trust for the Company's pension plan. Ninety percent of this amount, adjusted for benefit payments and investment return from the date of the Offerings, will be transferred to the Company within six months following the date on which DuPont owns neither 80 percent of the voting power nor 80 percent of the economic value of the Common Stock, assuming certain conditions are satisfied. The

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

remainder will be transferred within a further 90-day period. The adjusted value subject to transfer was approximately $878 at December 31, 1998. DuPont allocated the pension obligations based on the Company's individual employees covered and allocated the unrecognized prior service cost and unrecognized net gain in proportion to the Company's projected benefit obligation to the total projected benefit obligation of the DuPont plan. The projected benefit obligation approximates $871 and $723 at December 31, 1998 and 1997, respectively, and the prepaid pension asset recognized in the Consolidated Balance Sheet (see Note 13) is $50 and $71 at December 31, 1998 and 1997, respectively. The net periodic pension cost components included in the table below are also based on the foregoing allocation factors.

     Pension coverage for employees of the Company's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves.

     Conoco and certain subsidiaries also provide medical and life insurance benefits to retirees and survivors. The associated plans, principally health, are unfunded, and approved claims are paid from Company funds. Under the terms of these plans, the Company reserves the right to change, modify or discontinue the plans. Conoco has communicated to plan participants that any increase in the annual health care escalation rate above 4.5 percent will be borne by the participants and, therefore, result in no increase to the accumulated postretirement benefit obligation or the other postretirement benefits cost.

                                                                                     OTHER
                                                       PENSION BENEFITS     POSTRETIREMENT BENEFITS
                                                      -------------------   ------------------------
                                                      1998    1997   1996    1998     1997     1996
                                                      -----   ----   ----   ------   ------   ------
NET PERIODIC BENEFIT COST
Service cost........................................  $  65   $ 60   $ 55     $ 7      $ 6      $ 7
Interest cost.......................................     94     88     76      21       18       16
Expected return on plan assets......................   (105)   (98)   (91)     --       --       --
Amortization of prior service cost (credit).........      9      2      2      (4)      (4)      (4)
Recognized actuarial loss (gain)....................     (4)     1     (5)     --       (1)      (1)
                                                      -----   ----   ----     ---      ---      ---
Net periodic benefit cost...........................  $  59   $ 53   $ 37     $24      $19      $18
                                                      =====   ====   ====     ===      ===      ===

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Information concerning benefit obligations, plan assets, funded status and recorded values for these plans (excluding the DuPont U.S. defined benefit plan) follows:

                                                                                       OTHER
                                                                                  POSTRETIREMENT
                                                              PENSION BENEFITS       BENEFITS
                                                              -----------------   ---------------
                                                               1998      1997      1998     1997
                                                              -------   -------   ------   ------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................   $ 682     $ 533    $ 301    $ 242
Service cost................................................      33        28        7        6
Interest cost...............................................      44        39       21       18
Amendments..................................................      (4)       --       --       --
Participant contributions...................................      --        --        3        3
Actuarial (gain) loss.......................................     160       113       43       58
Divestitures and other......................................     (17)       (2)      --       --
Benefits paid...............................................     (32)      (29)     (25)     (26)
                                                               -----     -----    -----    -----
Benefit obligation at end of year...........................   $ 866     $ 682    $ 350    $ 301
                                                               =====     =====    =====    =====
CHANGE IN PLAN ASSETS
Fair Value of plan assets at beginning of year..............   $ 386     $ 323    $  --    $  --
Actual return on plan assets................................      61        48       --       --
Employer contribution.......................................      26        28       22       23
Participant contributions...................................      --        --        3        3
Divestitures and other......................................     (14)       --       --       --
Benefits paid...............................................     (21)      (13)     (25)     (26)
                                                               -----     -----    -----    -----
Fair Value of plan assets at end of year....................   $ 438     $ 386    $  --    $  --
                                                               =====     =====    =====    =====
Funded status of plans at end of year.......................   $(428)    $(296)   $(350)   $(301)
Unrecognized actuarial loss.................................     240       109       53       14
Unrecognized prior service cost (credit)....................     109       121      (52)     (55)
                                                               -----     -----    -----    -----
Net amount recognized at end of year........................   $ (79)    $ (66)   $(349)   $(342)
                                                               =====     =====    =====    =====
AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEET AT END OF
  YEAR
Accrued benefit liability:
  Short-term (see Note 16)..................................   $  --     $  --    $ (18)   $ (24)
  Long-term (see Note 18)...................................    (320)     (230)    (331)    (318)
Deferred pension cost (see Note 13).........................     109       116       --       --
Accumulated other comprehensive loss(1).....................     132        48       --       --
                                                               -----     -----    -----    -----
  Net amount recognized.....................................   $ (79)    $ (66)   $(349)   $(342)
                                                               =====     =====    =====    =====

---------------

(1) Before reduction for associated deferred tax savings of $43 and $17 at December 31, 1998 and 1997, respectively (see Note 21).

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

WEIGHTED-AVERAGE ASSUMPTIONS AT END OF YEAR
Discount rate(1)............................................   6.50%   7.00%   6.50%   7.00%
Rate of compensation increase(1)............................   5.15%   5.15%   5.15%   5.15%
Expected return on plan assets(1)...........................   9.00%   9.00%     --      --
Health care escalation rate.................................     --      --    4.50%   4.50%

---------------

(1) Represents rates for U.S. plans; similar economic assumptions were used for non-U.S. plans, with the exception of the United Kingdom where discount rates of 6 percent and 7.25 percent were used at year end 1998 and 1997, respectively.

     At December 31, 1998, U.S. defined benefit plan assets consisted principally of common stocks, including 471,667 shares of DuPont.

24. INVESTING ACTIVITIES

     Purchases of property, plant and equipment in 1997 include $929 for Upstream natural gas properties in South Texas (see Supplementary Petroleum
Data).

     Non-cash additions to property, plant and equipment totaled $162 and $127 for the years 1998 and 1997, respectively.

     Proceeds from sales of assets in 1998 include $245 from the sale of certain Upstream properties in the U.S. and North Sea, $156 for various U.S. Downstream assets, and $54 from sale of a Downstream office building in Europe. Proceeds in 1997 include $272 from the sale of certain Upstream North Sea properties.

25. FINANCIAL INSTRUMENTS AND OTHER RISK MANAGEMENT ACTIVITIES

     Conoco operates in the worldwide crude oil, refined product, natural gas, natural gas liquids and electric power markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Conoco's management has used and intends to use financial and commodity-based derivative contracts to reduce the risk in overall earnings and cash flow when the benefits provided are anticipated to more than offset the risk management costs involved.

     The Company has established a Financial Risk Management Policy Framework that provides guidelines for entering into contractual arrangements (derivatives) to manage the Company's commodity price, foreign currency rate and interest rate risks. The Conoco Risk Management Committee has ongoing responsibility for the content of this policy and has principal oversight responsibility to ensure the Company is in compliance with the policy and that procedures and controls are in place for the use of commodity, foreign currency and interest rate instruments. These procedures clearly establish derivative control and valuation processes, routine monitoring and reporting requirements, and counterparty credit approval procedures. Additionally, the Company's internal audit group conducts reviews of these risk management activities to assess the adequacy of internal controls. The audit results are reviewed by the Conoco Risk Management Committee and by management.

     The counterparties to these contractual arrangements are limited to major financial institutions and other established companies in the petroleum industry. Although the Company is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures and limits to the period over which unpaid balances are allowed to

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

accumulate. The Company has not experienced nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance.

COMMODITY PRICE RISK

     The Company enters into energy-related futures, forwards, swaps and options in various markets to balance its physical systems, to meet customer needs and to manage its price exposure on anticipated crude oil, natural gas, refined product and electric power transactions.

     These instruments provide a natural extension of the underlying cash market and are used to physically acquire a portion of supply requirements as well as to manage pricing of near-term physical requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of managing price risk in the energy business.

     Conoco's policy is to generally be exposed to market pricing for commodity purchases and sales. From time to time, management may use derivatives to establish longer-term positions to hedge the price risk for the Company's equity crude oil and natural gas production as well as refinery margins.

     Under the Company's policy, hedging includes only those transactions that offset physical positions and reduce overall Company exposure to price risk. Trading is defined as any transaction that does not meet the definition of hedging. After-tax gain/loss from risk trading has not been material.

FOREIGN CURRENCY RISK

     Conoco has foreign currency exchange rate risk resulting from operations in over 40 countries around the world. The Company does not comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge exposures to foreign currency rate risk. Examples include firm commitments for capital projects, certain local currency tax payments, and cash returns from net investments in foreign affiliates to be remitted within the coming year.

     At December 31, 1998, the Company had no open forward exchange contracts. At December 31, 1997, the Company had open forward exchange contracts designated as a hedge of firm foreign currency commitments. The notional amount of these contracts was $50 and the estimated fair value was $38.

INTEREST RATE RISK

     Prior to the Offerings, the Company had no significant interest rate risk to manage. Subsequent to the Offerings, however, the Company intends to manage any material risk arising from exposure to interest rates by using a combination of financial derivative instruments as part of a program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying values of most financial instruments are based on historical costs. The carrying values of marketable securities, receivables, payables and short-term obligations approximate their fair value because of their short maturity. Long-term receivables from and long-term borrowings due to related parties approximate fair value because associated interest rates are market based. At December 31, 1998, however, long-term borrowings due related parties included $4,589 at a fixed rate with fair value estimated at $4,624. Excluding amounts due related parties, the estimated fair value of other long-term borrowings outstanding at December 31, 1998 and 1997 of $93 and $106, respectively, was $96 and $108, respectively. These estimates were based on quoted market prices for the same or similar issues, or the current rates offered to the Company for issues with the same remaining maturities.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

SUMMARY OF OUTSTANDING DERIVATIVE FINANCIAL INSTRUMENTS

     Set forth below is a summary of the fair values, carrying amounts and notional values of outstanding commodity financial instruments at December 31, 1998 and 1997.

     Notional amounts represent the face amount of the contractual arrangements and are not a measure of market or credit exposure. The fair value of swaps and other over-the-counter instruments are estimated based on quoted market prices of comparable contracts and approximate the gain or (loss) that would have been realized if the contracts had been closed out at the balance sheet date. Carrying amounts represent the receivable (payable) recorded in the Consolidated Balance Sheet.

                                                              FAIR    CARRYING   NOTIONAL
                   COMMODITY DERIVATIVES                      VALUE    AMOUNT     VALUE
                   ---------------------                      -----   --------   --------
December 31, 1998:
  Hedging...................................................  $(10)     $(6)      $  422
  Trading...................................................     2       --          330
December 31, 1997:
  Hedging...................................................  $ 10      $12       $1,037
  Trading...................................................    (2)      (1)       1,089

     Estimated fair values for hedging instruments only represent the value of the hedge component of the transactions and, thus, are not indicative of the fair value of the Company's overall hedged position.

26. COMMITMENTS AND CONTINGENT LIABILITIES

     The Company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $246, $226, $216, $199 and $194 for the years 1999, 2000, 2001, 2002 and 2003, respectively, and $580 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $69. Rental expense under operating leases was $198 in 1998, $132 in 1997 and $118 in 1996.

     The Company has various purchase commitments for materials, supplies, services and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. In addition, at December 31, 1998, the Company has obligations under international contracts to purchase, over periods up to 20 years, natural gas at prices that were in excess of year-end 1998 market prices. No material annual loss is expected from these long-term commitments.

     The Company is subject to various lawsuits and claims involving a variety of matters including, along with other oil companies, actions challenging oil and gas royalty payments, severance tax payments and other payments, including claims based on posted prices, and claims for damages resulting from leaking underground storage tanks. As a result of the Separation Agreement with DuPont, the Company has assumed responsibility for current and future claims related to certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past. In general, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists. The Company believes the ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized but will not materially affect the consolidated financial position of the Company.

     The Company is also subject to contingencies under environmental laws and regulations that in the future may require the Company to take further action to correct the effects on the environment of prior

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

disposal practices or releases of petroleum substances by the Company or other parties. The Company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 2. The Company has assumed environmental remediation liabilities from DuPont related to certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past that are included in the environmental accrual. At December 31, 1998 and 1997, such accrual amounted to $129 and $144, respectively, and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event future monitoring and remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate they will have a material adverse effect on the consolidated financial position of the Company.

     The Company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. These indirect guarantees totaled $18 and $19 at December 31, 1998 and 1997, respectively. The Company, as of August 1, 1998, terminated a multiparty account banking agreement that provided for the indirect guarantee of bank account overdrafts of certain European DuPont subsidiaries. The Company now has a new multiparty banking agreement that provides for the indirect guarantee of bank account overdrafts for itself and its subsidiaries. Management believes the exposure under this agreement is not material. In addition, the Company or DuPont, on behalf of and indemnified by, the Company, had directly guaranteed obligations of certain affiliated companies and others. These guarantees totaled $1,353 and $1,131 at December 31, 1998 and 1997, respectively. The increase in 1998 is primarily related to additional financing associated with the construction of drillships and cogeneration facilities in South Texas. The balance at December 31, 1998, includes a drillship construction guarantee of $260 that was eliminated through successful completion in early 1999. No material loss is anticipated by reason of such agreements and guarantees.

     The Company's operations, particularly oil and gas exploration and production, can be affected by changing economic, regulatory and political environments in the various countries, including the United States, in which it operates. In certain locations, host governments have imposed restrictions, controls and taxes, and in others, political conditions have existed that may threaten the safety of employees and the Company's continued presence in those countries. Internal unrest or strained relations between a host government and the Company or other governments may affect the Company's operations. Those developments have, at times, significantly affected the Company's operations and related results and are carefully considered by management when evaluating the level of current and future activity in such countries.

     Areas in which the Company has significant operations include the United States, the United Kingdom, Norway, Germany, Venezuela, the United Arab Emirates, Indonesia, Russia, Canada, the Czech Republic, Malaysia and Nigeria.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

27. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

     Conoco is involved in both the Upstream and Downstream operating segments of the petroleum business that comprise the structure used by senior management to make key operating decisions and assess performance. Activities of the Upstream operating segment include exploring for, and developing, producing and selling, crude oil, natural gas and natural gas liquids. Activities of the Downstream operating segment include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. The Company has four reporting segments for its Upstream and Downstream operating segments, reflecting geographic division between the United States and International. Corporate and Other includes general corporate expenses, financing costs and other non-operating items, and results for electric power and related-party insurance operations. The Company sells its products worldwide; however, in 1998, about 57 percent and 39 percent of sales were made in the United States and Europe, respectively. Major products include crude oil, natural gas and refined products that are sold primarily in the energy and transportation markets. The Company's sales are not materially dependent on a single customer or small group of customers. Transfers between segments are on the basis of estimated market values.

                                                     UPSTREAM                 DOWNSTREAM
                                              -----------------------   -----------------------   CORPORATE
                                              UNITED                    UNITED                       AND
SEGMENT INFORMATION                           STATES    INTERNATIONAL   STATES    INTERNATIONAL     OTHER     CONSOLIDATED
-------------------                           ------    -------------   -------   -------------   ---------   ------------
1998
Sales and Other Operating Revenues(2)
  Refined Products..........................  $   --       $   --       $ 6,082      $7,647        $   --       $13,729
  Crude Oil.................................      14          774         2,650         299            --         3,737
  Natural Gas...............................   2,416          723            --          --            --         3,139
  Other.....................................     770          104           217         351           749         2,191
                                              ------       ------       -------      ------        ------       -------
        Total...............................   3,200        1,601         8,949       8,297           749        22,796
Transfers Between Segments..................     308          378            89         181            --            --
                                              ------       ------       -------      ------        ------       -------
        Total Operating Revenues............  $3,508       $1,979       $ 9,038      $8,478        $  749       $22,796
                                              ======       ======       =======      ======        ======       =======
Operating Profit............................  $  223       $  482       $   149      $  256        $ (379)      $   731
Equity in Earnings of Affiliates............       1          (14)           56         (20)           (1)           22
Corporate Non-Operating Items:
  Interest and Debt Expense.................                                                         (199)         (199)
  Interest Income (net of misc. interest
    expense)................................                                                           89            89
  Other.....................................                                                           51            51
Provision for Income Taxes..................      (5)        (185)          (70)        (80)           96          (244)
                                              ------       ------       -------      ------        ------       -------
Net Income (Loss)(1)........................  $  219       $  283       $   135      $  156        $ (343)      $   450
                                              ======       ======       =======      ======        ======       =======
Capital Employed at December 31:
  Excluding Investment in Affiliates........  $2,349       $2,849       $ 1,245      $  989        $  384       $ 7,816
  Investment in Affiliates..................     191          371           248         531            22         1,363
                                              ------       ------       -------      ------        ------       -------
        Total(3)............................  $2,540       $3,220       $ 1,493      $1,520        $  406       $ 9,179
                                              ======       ======       =======      ======        ======       =======
Depreciation, Depletion and Amortization....  $  383       $  457       $   139      $  133        $    1       $ 1,113
Dry Hole Costs and Impairment of Unproved
  Properties................................  $   59       $  104                                               $   163
Other Significant Non-Cash Items:
  Stock Option Provision....................                                                       $  236       $   236
  Inventory Write-down to Market............  $    6                    $    63      $   28                     $    97
Capital Expenditures and Investments(4).....  $  788       $1,177       $   201      $  332        $   18       $ 2,516

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                     UPSTREAM                 DOWNSTREAM
                                              -----------------------   -----------------------   CORPORATE
                                              UNITED                    UNITED                       AND
SEGMENT INFORMATION                           STATES    INTERNATIONAL   STATES    INTERNATIONAL     OTHER     CONSOLIDATED
-------------------                           ------    -------------   -------   -------------   ---------   ------------
1997
Sales and Other Operating Revenues(2)
  Refined Products..........................  $   --       $   --       $ 7,664      $8,165        $   --       $15,829
  Crude Oil.................................      24        1,191         3,483         181            --         4,879
  Natural Gas...............................   2,415          556            --          --            --         2,971
  Other.....................................     909          159           247         293           509         2,117
                                              ------       ------       -------      ------        ------       -------
        Total...............................   3,348        1,906        11,394       8,639           509        25,796
Transfers Between Segments..................     599          622           115         191            --            --
                                              ------       ------       -------      ------        ------       -------
        Total Operating Revenues............  $3,947       $2,528       $11,509      $8,830        $  509       $25,796
                                              ======       ======       =======      ======        ======       =======
Operating Profit............................  $  489       $1,174       $   287      $  185        $ (132)      $ 2,003
Equity in Earnings of Affiliates............      18           (7)           30          (1)                         40
Corporate Non-Operating Items:
  Interest and Debt Expense.................                                                          (36)          (36)
  Interest Income (net of misc. interest
    expense)................................                                                           77            77
  Other.....................................                                                           23            23
Provision for Income Taxes..................     (62)        (728)         (101)        (93)          (26)       (1,010)
                                              ------       ------       -------      ------        ------       -------
Net Income (Loss)(1)........................  $  445       $  439       $   216      $   91        $  (94)      $ 1,097
                                              ======       ======       =======      ======        ======       =======
Capital Employed at December 31:
  Excluding Investment in Affiliates........  $2,390       $2,299       $ 1,421      $1,130        $  903       $ 8,143
  Investment in Affiliates..................     155          256           226         425            23         1,085
                                              ------       ------       -------      ------        ------       -------
        Total(3)............................  $2,545       $2,555       $ 1,647      $1,555        $  926       $ 9,228
                                              ======       ======       =======      ======        ======       =======
Depreciation, Depletion and Amortization....  $  268       $  578       $   145      $  188                     $ 1,179
Dry Hole Costs and Impairment of Unproved
  Properties................................  $   63       $  106                                               $   169
Capital Expenditures and Investments(4).....  $1,534       $  999       $   227      $  331        $   23       $ 3,114

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                     UPSTREAM                 DOWNSTREAM
                                              -----------------------   -----------------------   CORPORATE
                                              UNITED                    UNITED                       AND
SEGMENT INFORMATION                           STATES    INTERNATIONAL   STATES    INTERNATIONAL     OTHER     CONSOLIDATED
-------------------                           ------    -------------   -------   -------------   ---------   ------------
\
1996
Sales and Other Operating Revenues(2)
  Refined Products..........................  $   --       $   --       $ 7,355      $8,598        $   --       $15,953
  Crude Oil.................................      29        1,359         2,897           1            --         4,286
  Natural Gas...............................   1,907          471            --          --            --         2,378
  Other.....................................     847          113           293         281            79         1,613
                                              ------       ------       -------      ------        ------       -------
        Total...............................   2,783        1,943        10,545       8,880            79        24,230
Transfers Between Segments..................     587          572           125         151            --            --
                                              ------       ------       -------      ------        ------       -------
        Total Operating Revenues............  $3,370       $2,515       $10,670      $9,031        $   79       $24,230
                                              ======       ======       =======      ======        ======       =======
Operating Profit............................  $  328       $1,231       $   244      $  202        $ (118)      $ 1,887
Equity in Earnings of Affiliates............      11          (41)            8          (3)                        (25)
Corporate Non-Operating Items:
  Interest and Debt Expense.................                                                          (74)          (74)
  Interest Income (net of misc. interest
    expense)................................                                                          124           124
  Other.....................................                                                          (11)          (11)
Provision for Income Taxes..................     (25)        (823)          (80)        (82)          (28)       (1,038)
                                              ------       ------       -------      ------        ------       -------
Net Income (Loss)(1)........................  $  314       $  367       $   172      $  117        $ (107)      $   863
                                              ======       ======       =======      ======        ======       =======
Capital Employed at December 31:
  Excluding Investment in Affiliates........  $1,371       $3,042       $ 1,538      $1,195        $  995       $ 8,141
  Investment in Affiliates..................     105          129           154         315            --           703
                                              ------       ------       -------      ------        ------       -------
        Total(3)............................  $1,476       $3,171       $ 1,692      $1,510        $  995       $ 8,844
                                              ======       ======       =======      ======        ======       =======
Depreciation, Depletion and Amortization....  $  307       $  485       $   156      $  137                     $ 1,085
Dry Hole Costs and Impairment of Unproved
  Properties................................  $   65       $   72                                               $   137
Capital Expenditures and Investments(4).....  $  400       $  864       $   218      $  462                     $ 1,944
------------
(1) Includes After-Tax Benefits (Charges)
    from Special Items:
    1998
      Asset Sales...........................  $   41       $   54       $    --      $   12        $   --       $   107
      Property Impairments..................     (32)          (6)           --          --            --           (38)
      Inventory Write-downs.................      (4)          --           (40)        (19)           --           (63)
      Employee Separation Costs.............     (19)         (23)           (5)         (5)           --           (52)
      Environmental Litigation Charges......      --           --           (28)         --           (14)          (42)
      Stock Option Provision................      --           --            --          --          (183)         (183)
                                              ------       ------       -------      ------        ------       -------
            Total...........................  $  (14)      $   25       $   (73)     $  (12)       $ (197)      $  (271)
                                              ======       ======       =======      ======        ======       =======
    1997
      Asset Sales...........................  $   49       $  191       $    --      $   --        $   --       $   240
      Property Impairments..................      --         (112)           --         (55)           --          (167)
      Environmental Litigation Charges......      --           --           (23)         --            --           (23)
      Tax Rate Changes......................      --           19            --          11            --            30
            Total...........................  $   49       $   98       $   (23)     $  (44)       $   --       $    80
                                              ======       ======       =======      ======        ======       =======

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                     UPSTREAM                 DOWNSTREAM
                                              -----------------------   -----------------------   CORPORATE
                                              UNITED                    UNITED                       AND
SEGMENT INFORMATION                           STATES    INTERNATIONAL   STATES    INTERNATIONAL     OTHER     CONSOLIDATED
-------------------                           ------    -------------   -------   -------------   ---------   ------------
    1996
      Asset Sales...........................  $   16       $   --       $    --      $   19        $   --       $    35
      Property Impairments..................      --          (63)           --          --            --           (63)
      Employee Separation Costs.............      (7)          (4)           (8)         (3)           --           (22)
      Environmental Litigation Insurance
        Recoveries..........................      --           --            44          --            --            44
                                              ------       ------       -------      ------        ------       -------
            Total...........................  $    9       $  (67)      $    36      $   16        $   --       $    (6)
                                              ======       ======       =======      ======        ======       =======

(2) Includes sales of purchased products substantially at cost:

                                                               1998     1997     1996
                                                              ------   ------   ------
Buy/sell supply transactions settled in cash:
  Crude oil.................................................  $2,728   $3,566   $2,820
  Refined products..........................................     438      683      729
Natural gas resales.........................................   1,109      773      560
Electric power resales......................................     729      487       58

(3) Capital Employed is equivalent to the sum of Stockholders' Equity/Owner's Net Investment and Borrowings (both short-term and long-term portions). Borrowings include amounts due related parties, net of associated Notes Receivable. Amounts identified for operating segments comprise those assets and liabilities not deemed to be of a general corporate nature, such as cash and cash equivalents, financing-oriented items and aviation investment.

(4) Includes investments in affiliates.

                                          UNITED    UNITED                         OTHER
GEOGRAPHIC INFORMATION                    STATES    KINGDOM   GERMANY   NORWAY   COUNTRIES   CONSOLIDATED
----------------------                    -------   -------   -------   ------   ---------   ------------
1998
Sales and Other Operating Revenues(1)...  $12,878   $4,305    $2,881    $  289    $2,443       $22,796
Long-Lived Assets at December 31(2).....  $ 5,122   $3,577    $  195    $1,547    $  972       $11,413
1997
Sales and Other Operating Revenues(1)...  $15,229   $4,480    $3,007    $  406    $2,674       $25,796
Long-Lived Assets at December 31(2).....  $ 4,956   $3,284    $  168    $1,559    $  861       $10,828
1996
Sales and Other Operating Revenues(1)...  $13,386   $4,241    $3,260    $  508    $2,835       $24,230
Long-Lived Assets at December 31(2).....  $ 4,086   $3,201    $  203    $1,757    $  835       $10,082

---------------

(1) Revenues are attributed to countries based on location of the selling entity.

(2) Represents Net Property, Plant and Equipment.

28. OTHER FINANCIAL INFORMATION

     Research and development expenses were $42, $44 and $41 for the years 1998, 1997 and 1996, respectively.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

OIL AND GAS PRODUCING ACTIVITIES

     Supplemental Petroleum Data disclosures are presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 69, "Disclosures About Oil and Gas Producing Activities."

     Accordingly, volumes of reserves and production exclude royalty interests of others, and royalty payments are reflected as reductions in revenues.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                           TOTAL WORLDWIDE            UNITED STATES               EUROPE                OTHER REGIONS
                       ------------------------   ---------------------   -----------------------   ---------------------
                        1998     1997     1996    1998    1997    1996    1998     1997     1996    1998    1997    1996
                       ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
CONSOLIDATED
  COMPANIES
Revenues:
  Sales..............  $1,938   $2,603   $2,479   $ 643   $ 787   $ 621   $ 831   $1,181   $1,204   $ 464   $ 635   $ 654
  Transfers..........     646      849      927     272     272     363     374      577      566      --      --      (2)
Exploration(1).......    (380)    (457)    (404)   (128)   (134)   (151)   (108)    (131)    (159)   (144)   (192)    (94)
Production...........    (806)    (854)    (755)   (303)   (320)   (297)   (382)    (409)    (372)   (121)   (125)    (86)
DD&A.................    (799)    (827)    (770)   (345)   (246)   (282)   (372)    (419)    (440)    (82)   (162)(2)   (48)
Other(3).............     148      321       69     104     106      48      48      215       (1)     (4)     --      22
Income taxes.........    (201)    (847)    (912)    (36)   (109)    (47)   (100)    (393)    (436)    (65)   (345)   (429)
                       ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
  Results of
    operations.......     546      788      634     207     356     255     291      621      362      48    (189)     17
EQUITY AFFILIATES
Results of
  operations.........      (4)      30       32       4       7       7       5       29       25     (13)     (6)     --
                       ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
        Total........  $  542   $  818   $  666   $ 211   $ 363   $ 262   $ 296   $  650   $  387   $  35   $(195)  $  17
                       ======   ======   ======   =====   =====   =====   =====   ======   ======   =====   =====   =====

---------------

(1) Includes exploration operating expenses, dry hole costs, impairment of unproved properties and depreciation.

(2) Includes charges of $112 for impairment of non-revenue producing properties.

(3) Includes gain/(loss) on disposal of fixed assets and other miscellaneous revenues and expenses.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES(1)

                                        TOTAL WORLDWIDE            UNITED STATES             EUROPE             OTHER REGIONS
                                    ------------------------   ---------------------   -------------------   --------------------
                                     1998     1997     1996    1998    1997     1996   1998    1997   1996   1998    1997    1996
                                    ------   ------   ------   ----   ------    ----   ----    ----   ----   ----    ----    ----
CONSOLIDATED COMPANIES
Property acquisitions
 Proved(2)........................  $  254   $  152   $   21   $ 24   $  148    $ 14   $230(3) $ --   $ --   $ --    $  4    $  7
 Unproved.........................      93      831       42     55      723(4)   41     25      95     --     13      13       1
Exploration.......................     436      450      445    119      107     144    114     135    169    203     208     132
Development.......................   1,019      921      828    542      289     203    403     568    543     74      64      82
                                    ------   ------   ------   ----   ------    ----   ----    ----   ----   ----    ----    ----
       Total......................   1,802    2,354    1,336    740    1,267     402    772     798    712    290     289     222
EQUITY AFFILIATES
Total Equity Affiliates...........     564      263       19     30       12       5      2       2     14    532(5)  249(5)   --
                                    ------   ------   ------   ----   ------    ----   ----    ----   ----   ----    ----    ----
       Total......................  $2,366   $2,617   $1,355   $770   $1,279    $407   $774    $800   $726   $822    $538    $222
                                    ======   ======   ======   ====   ======    ====   ====    ====   ====   ====    ====    ====

---------------

(1) These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.

(2) Does not include properties acquired through property trades.

(3) Includes acquisition costs associated with petroleum reserves acquired in the North Sea.

(4) Includes acquisition costs associated with gas reserves acquired in the South Texas Lobo trend.

(5) Represents Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

                               TOTAL WORLDWIDE               UNITED STATES                  EUROPE
                         ---------------------------   -------------------------   -------------------------
                          1998      1997      1996      1998     1997      1996     1998      1997     1996
                         -------   -------   -------   ------   ------    ------   ------    ------   ------
CONSOLIDATED COMPANIES
Gross costs:
 Proved properties.....  $13,488   $12,420   $11,914   $5,013   $4,676    $4,255   $6,942(1) $6,276   $6,268
 Unproved properties...    1,159     1,491       913      634      774(2)    262      262       432      444
Less: Accumulated
 DD&A..................    7,469     7,201     6,886    2,983    2,907     2,816    3,182     3,008    2,954
                         -------   -------   -------   ------   ------    ------   ------    ------   ------
       Total net
        costs..........    7,178     6,710     5,941    2,664    2,543     1,701    4,022     3,700    3,758
EQUITY AFFILIATES
Net costs of equity
 affiliates............      976       441       199       66       45        37      132       147      162
                         -------   -------   -------   ------   ------    ------   ------    ------   ------
       Total...........  $ 8,154   $ 7,151   $ 6,140   $2,730   $2,588    $1,738   $4,154    $3,847   $3,920
                         =======   =======   =======   ======   ======    ======   ======    ======   ======

                               OTHER REGIONS
                         --------------------------
                          1998      1997      1996
                         ------    ------    ------
CONSOLIDATED COMPANIES
Gross costs:
 Proved properties.....  $1,533    $1,468    $1,391
 Unproved properties...     263       285       207
Less: Accumulated
 DD&A..................   1,304     1,286     1,116
                         ------    ------    ------
       Total net
        costs..........     492       467       482
EQUITY AFFILIATES
Net costs of equity
 affiliates............     778(3)    249(3)     --
                         ------    ------    ------
       Total...........  $1,270    $  716    $  482
                         ======    ======    ======

---------------

(1) Includes acquisition costs associated with petroleum reserves acquired in the North Sea.

(2) Includes acquisition costs associated with gas reserves acquired in the South Texas Lobo trend.

(3) Represents Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                            (IN MILLIONS OF BARRELS)

ESTIMATED PROVED RESERVES OF OIL(1)

                                  TOTAL WORLDWIDE        UNITED STATES            EUROPE           OTHER REGIONS
                                --------------------   ------------------   ------------------   ------------------
                                1998    1997    1996   1998   1997   1996   1998   1997   1996   1998   1997   1996
                                -----   -----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
PROVED RESERVES OF
  CONSOLIDATED COMPANIES
Beginning of year.............    893     926    933   277    299    294    421    413    408    195    214    231
Revisions and other changes...     42      54     55    14      3     11     20     43     36      8      8      8
Extensions and discoveries....     41      62     75    15     12     31      6     44     35     20      6      9
Improved recovery.............     14       3      4    --      3      4     11     --     --      3     --     --
Purchase of reserves(2).......      8       5     (1)   --      4     (1)     8      1     --     --     --     --
Sale of reserves(3)...........    (16)    (27)   (12)  (16)   (11)   (10)    --    (16)    --     --     --     (2)
Production....................   (119)   (130)  (128)  (29)   (33)   (30)   (56)   (64)   (66)   (34)   (33)   (32)
                                -----   -----   ----   ---    ---    ---    ---    ---    ---    ---    ---    ---
End of year(4)................    863     893    926   261    277    299    410    421    413    192    195    214
                                -----   -----   ----   ---    ---    ---    ---    ---    ---    ---    ---    ---
PROVED RESERVES OF EQUITY
  AFFILIATES
Beginning of year.............    731      47     44    --     --     --     51     47     44    680     --     --
Revisions and other changes...      5      10      8    --     --     --      5     10      8     --     --     --
Extensions and discoveries....     --     680     --    --     --     --     --     --     --     --    680(5)  --
Production....................     (8)     (6)    (5)   --     --     --     (6)    (6)    (5)    (2)    --     --
                                -----   -----   ----   ---    ---    ---    ---    ---    ---    ---    ---    ---
End of year...................    728     731     47    --     --     --     50     51     47    678    680     --
                                -----   -----   ----   ---    ---    ---    ---    ---    ---    ---    ---    ---
        Total.................  1,591   1,624    973   261    277    299    460    472    460    870    875    214
                                =====   =====   ====   ===    ===    ===    ===    ===    ===    ===    ===    ===
PROVED DEVELOPED RESERVES OF
  CONSOLIDATED COMPANIES
Beginning of year.............    600     630    684   242    258    265    174    185    217    184    187    202
End of year...................    622     600    630   222    242    258    228    174    185    172    184    187
PROVED DEVELOPED RESERVES OF
  EQUITY AFFILIATES
Beginning of year.............     43      39     32    --     --     --     43     39     32     --     --     --
End of year...................     92      43     39    --     --     --     42     43     39     50     --     --

---------------

(1) Oil reserves comprise crude oil and condensate and natural gas liquids expected to be removed for the Company's account from its natural gas deliveries.

(2) Includes reserves acquired through property trades.

(3) Includes reserves disposed of through property trades.

(4) Includes reserves of 123, 87 and 89 at year-end 1998, 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 20 percent average revenue share (see Note 19).

(5) Represents Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                            (IN BILLION CUBIC FEET)

ESTIMATED PROVED RESERVES OF GAS

                                 TOTAL WORLDWIDE          UNITED STATES               EUROPE               OTHER REGIONS
                              ---------------------   ----------------------   ---------------------   ---------------------
                              1998    1997    1996    1998     1997    1996    1998    1997    1996    1998    1997    1996
                              ----    ----    ----    ----     ----    ----    ----    ----    ----    ----    ----    ----
PROVED RESERVES OF
  CONSOLIDATED COMPANIES
Beginning of year...........  5,491   5,063   4,709   2,235    1,822   1,891   3,060   3,068   2,649    196     173     169
Revisions and other
  changes...................     25     134      41      18       --      79     (20)     97     (39)    27      37       1
Extensions and
  discoveries...............    961     518     780     624      453     176     111      59     574    226       6      30
Improved recovery...........     --       1      --      --        1      --      --      --      --     --      --      --
Purchase of reserves(1).....    116     270      41       4      264(2)     3    112      --      36     --       6       2
Sale of reserves(3).........   (281)    (62)    (71)   (243)     (46)    (57)    (38)     (7)     --     --      (9)    (14)
Production..................   (510)   (433)   (437)   (319)    (259)   (270)   (172)   (157)   (152)   (19)    (17)    (15)
                              -----   -----   -----   -----    -----   -----   -----   -----   -----    ---     ---     ---
End of year(4)..............  5,802   5,491   5,063   2,319    2,235   1,822   3,053   3,060   3,068    430     196     173
                              -----   -----   -----   -----    -----   -----   -----   -----   -----    ---     ---     ---
PROVED RESERVES OF EQUITY
  AFFILIATES
Beginning of year...........    370     333     339     370      333     339      --      --      --     --      --      --
Revisions and other
  changes...................    (12)     (6)     --     (12)      (6)     --      --      --      --     --      --      --
Extensions and
  discoveries...............      1      49      --       1       49      --      --      --      --     --      --      --
Purchase of reserves........     27      --      --      27       --      --      --      --      --     --      --      --
Production..................     (5)     (6)     (6)     (5)      (6)     (6)     --      --      --     --      --      --
                              -----   -----   -----   -----    -----   -----   -----   -----   -----    ---     ---     ---
End of Year.................    381     370     333     381      370     333      --      --      --     --      --      --
                              -----   -----   -----   -----    -----   -----   -----   -----   -----    ---     ---     ---
        Total...............  6,183   5,861   5,396   2,700    2,605   2,155   3,053   3,060   3,068    430     196     173
                              =====   =====   =====   =====    =====   =====   =====   =====   =====    ===     ===     ===
PROVED DEVELOPED RESERVES OF
  CONSOLIDATED COMPANIES
Beginning of year...........  3,061   2,843   2,933   1,801    1,672   1,733   1,091   1,041   1,071    169     130     129
End of year.................  3,991   3,061   2,843   1,828    1,801   1,672   1,954   1,091   1,041    209     169     130
PROVED DEVELOPED RESERVES OF
  EQUITY AFFILIATES
Beginning of year...........     40      36      40      40       36      40      --      --      --     --      --      --
End of year.................     66      40      36      66       40      36      --      --      --     --      --      --

---------------

(1) Includes reserves acquired through property trades.

(2) Includes reserves acquired in the South Texas Lobo trend.

(3) Includes reserves disposed of through property trades.

(4) Includes reserves of 121, 115 and 104 at year-end 1998, 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 20 percent average revenue share (see Note 19).

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The information on the following page has been prepared in accordance with SFAS No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10 percent annual discount rate. Specifically, the per-barrel oil sales prices used to calculate the December 31, 1998, data averaged $9.40 for the United States, $10.69 for Europe and $10.67 for Other Regions, and the gas prices per thousand cubic feet averaged approximately $1.70 for the United States, $2.29 for Europe and $1.90 for Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year based on market conditions at that specific date.

     The projections should not be viewed as realistic estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the Company. Material revisions to estimates of proved reserves may occur in the future, development and production of the reserves may not occur in the periods assumed, actual prices realized are expected to vary significantly from those used and actual costs may also vary. The Company's investment and operating decisions are not based on the information presented on the following page, but on a wide range of reserve estimates that includes probable as well as proved reserves, and on different price and cost assumptions from those reflected in this information.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                               TOTAL WORLDWIDE                 UNITED STATES                    EUROPE
                         ----------------------------   ---------------------------   ---------------------------
                          1998      1997       1996      1998      1997      1996      1998      1997      1996
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
CONSOLIDATED COMPANIES
Future cash flows:
  Revenues.............  $20,340   $26,666   $ 34,366   $ 6,148   $ 8,355   $10,044   $11,376   $15,119   $19,364
  Production costs.....   (8,271)   (9,251)   (10,406)   (2,665)   (2,997)   (3,085)   (4,742)   (5,387)   (6,378)
  Development costs....   (1,548)   (1,586)    (1,669)     (370)     (446)     (283)     (823)   (1,094)   (1,294)
  Income tax expense...   (3,904)   (6,822)   (10,364)     (546)   (1,175)   (2,041)   (2,239)   (3,921)   (5,179)
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
Future net cash
  flows................    6,617     9,007     11,927     2,567     3,737     4,635     3,572     4,717     6,513
Discounted to present
  value at a 10% annual
  rate.................   (2,414)   (3,384)    (4,638)   (1,055)   (1,552)   (2,088)   (1,151)   (1,679)   (2,317)
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
        Total(1).......    4,203     5,623      7,289     1,512     2,185     2,547     2,421     3,038     4,196
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
EQUITY AFFILIATES
Future cash flows:
  Revenues.............    5,327     8,520      1,971     1,001       893       968       427       651     1,003
  Production costs.....   (2,228)   (2,640)      (597)     (346)     (267)     (242)     (266)     (315)     (355)
  Development costs....   (1,086)   (1,300)      (180)     (191)     (174)     (157)      (28)      (30)      (23)
  Income tax expense...     (425)   (1,090)      (496)     (166)     (161)     (193)      (63)     (170)     (303)
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
Future net cash
  flows................    1,588     3,490        698       298       291       376        70       136       322
Discounted to present
  value at a 10% annual
  rate.................   (1,327)   (2,886)      (398)     (220)     (226)     (277)       (9)      (44)     (121)
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
        Total..........      261       604        300        78        65        99        61        92       201
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
        Total..........  $ 4,464   $ 6,227   $  7,589   $ 1,590   $ 2,250   $ 2,646   $ 2,482   $ 3,130   $ 4,397
                         =======   =======   ========   =======   =======   =======   =======   =======   =======

                                OTHER REGIONS
                         ---------------------------
                          1998      1997      1996
                         -------   -------   -------
CONSOLIDATED COMPANIES
Future cash flows:
  Revenues.............  $ 2,816   $ 3,192   $ 4,958
  Production costs.....     (864)     (867)     (943)
  Development costs....     (355)      (46)      (92)
  Income tax expense...   (1,119)   (1,726)   (3,144)
                         -------   -------   -------
Future net cash
  flows................      478       553       779
Discounted to present
  value at a 10% annual
  rate.................     (208)     (153)     (233)
                         -------   -------   -------
        Total(1).......      270       400       546
                         -------   -------   -------
EQUITY AFFILIATES
Future cash flows:
  Revenues.............    3,899     6,976        --
  Production costs.....   (1,616)   (2,058)       --
  Development costs....     (867)   (1,096)       --
  Income tax expense...     (196)     (759)       --
                         -------   -------   -------
Future net cash
  flows................    1,220     3,063        --
Discounted to present
  value at a 10% annual
  rate.................   (1,098)   (2,616)       --
                         -------   -------   -------
        Total..........      122       447        --
                         -------   -------   -------
        Total..........  $   392   $   847   $   546
                         =======   =======   =======

---------------

(1) Includes $263, $372 and $686 at year-end 1998, 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 20 percent average revenue share (see
    Note 19).

SUMMARY OF CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                                 CONSOLIDATED COMPANIES             EQUITY AFFILIATES
                                                              -----------------------------    ---------------------------
                                                               1998       1997       1996       1998       1997      1996
                                                              -------    -------    -------    -------    -------    -----
Balance at January 1........................................  $ 5,623    $ 7,289    $ 5,158    $   604    $   300    $ 151
Sales and transfers of oil and gas produced, net of
  production costs..........................................   (1,778)    (2,583)    (2,647)        (2)       (56)     (73)
Development costs incurred during the period................    1,019        921        828        555        218       20
Net changes in prices and in development and production
  costs.....................................................   (3,948)    (4,974)     2,525     (1,155)    (1,242)     119
Extensions, discoveries and improved recovery, less related
  costs.....................................................      838        818      1,630          1      1,181        4
Revisions of previous quantity estimates....................      189        439        553          2         37       83
Purchases (sales) of reserves in place -- net...............      (92)        36        (54)        18         --       --
Accretion of discount.......................................      916      1,312        931         84         55       25
Net change in income taxes..................................    1,541      2,285     (1,676)       128         16     (152)
Other.......................................................     (105)        80         41         26         95      123
                                                              -------    -------    -------    -------    -------    -----
Balance at December 31......................................  $ 4,203    $ 5,623    $ 7,289    $   261    $   604    $ 300
                                                              =======    =======    =======    =======    =======    =====

                                  CONOCO INC.

                     CONSOLIDATED QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                                    QUARTER ENDED
                                                  -------------------------------------------------
                                                  MARCH 31    JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                  --------    -------    ------------   -----------
1998
Sales and Other Operating Revenues(1)...........   $5,736     $5,612        $5,916        $5,532
Cost of Goods Sold and Other Expenses(2)........    5,327      5,374         5,620         5,954
Interest and Debt Expense.......................        1         --           107            91
Net Income (Loss)...............................      316(5)     214(6)        183          (263)(7)
Earnings Per Share
  Basic(3)......................................   $  .72     $  .49        $  .42        $ (.45)
  Diluted(3)....................................   $  .72     $  .49        $  .42        $ (.45)
Market Price of Common Stock(4)
  High..........................................                                          $25 3/4
  Low...........................................                                          $19 3/8
1997
Sales and Other Operating Revenues(1)...........   $6,560     $5,915        $6,671        $6,650
Cost of Goods Sold and Other Expenses(2)........    5,898      5,501         6,269         6,452
Interest and Debt Expense.......................       15          9             7             5
Net Income......................................      341        246(8)        289(9)        221(10)
Earnings Per Share
  Basic(3)......................................   $  .78     $  .56        $  .66        $  .51
  Diluted(3)....................................   $  .78     $  .56        $  .66        $  .51

---------------

 (1) Excludes other income of $98, $40, $113 and $121 in each of the quarters in 1998 and $55, $70, $28 and $314 in each of the quarters in 1997.

 (2) Excludes provision for income taxes.

 (3) Earnings per share for the year may not equal the sum of the quarterly earnings per share due to changes in average shares outstanding. Earnings per share for the periods prior to the Offerings was calculated using only Class B Common Stock, as required by SFAS 128 (see Note 8 to the consolidated financial statements). Management believes, considering the substance of the Offerings, a more meaningful presentation of EPS would be to reflect, as if outstanding for all periods presented, both Class A and Class B Common Stock and certain dilutive effects. Using this presentation, but excluding any pro forma adjustment for additional interest expense on the dividend Note (see Note 3 to the consolidated financial statements), quarterly EPS would be as follows:

                                                                       QUARTER ENDED
                                                     -------------------------------------------------
                                                     MARCH 31    JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                     --------    -------    ------------   -----------
       1998
         Basic.....................................    $.50       $.34          $.29          $(.42)
         Diluted...................................    $.50       $.34          $.29          $(.42)
       1997
         Basic.....................................    $.54       $.39          $.46          $ .35
         Diluted...................................    $.54       $.39          $.45          $ .35

 (4) The Company's Class A Common Stock is listed on the New York Stock Exchange (trading symbol: COC) and commenced trading on October 22, 1998. Prices are as reported in the New York Stock Exchange, Inc. Composite Transactions Tape.

 (5) Includes gain of $23 ($.04 per share-diluted) from sale of certain Upstream properties.

 (6) Includes net benefit of $3 ($.01 per share-diluted) reflecting: tax benefit of $31 from sale of an international Upstream subsidiary and a $28 charge for U.S. Downstream environmental litigation.

 (7) Includes net charge of $297 ($.47 per share-diluted) reflecting: charges of $183 for non-cash stock option compensation expense related to the Offerings, $63 for write-down of inventories to market, $52 principally for employee separation costs, $38 for impairment of long-lived Upstream properties and $14 for environmental litigation charges and gains of $41 from the sale of U.S. producing properties and $12 from sale of an office building.

 (8) Includes gain of $24 ($.04 per share-diluted) from sale of U.S. producing properties.

 (9) Includes net benefit of $37 ($.05 per share-diluted) reflecting: gain of $30 from sale of North Sea properties, benefit of $30 from foreign tax rate changes, and charge of $23 for environmental litigation charges.

(10) Includes a net benefit of $19 ($.03 per share-diluted) reflecting: a gain of $186 from the sale of North Sea and U.S. Upstream properties, a charge of $112 for impairment of non-revenue producing properties, and a charge of $55 for write-down of an office building held for sale.

                                   SCHEDULE A

                            TRANSACTIONS CONCERNING
                             COMMON STOCK OF DUPONT

     Neither DuPont, nor any subsidiary of DuPont, nor, to DuPont's knowledge, any of DuPont's executive officers or directors or associates of any of these companies, has engaged in any transaction involving shares of DuPont Common Stock during the period of forty business days prior to the date of this Offering Circular-Prospectus except for the following transactions by certain executive officers of DuPont:

PERSON
EFFECTING                                     DATE OF      NUMBER OF    DESCRIPTION OF    PRICE PER
TRANSACTION                                 TRANSACTION     SHARES       TRANSACTION        SHARE
-----------                                 -----------    ---------    --------------    ---------


     As of             , 1999, directors, executive officers and affiliates of
DuPont owned shares of DuPont Common Stock ( percent of the outstanding shares of DuPont Common Stock). Certain of these persons have indicated to DuPont that
they intend to tender an aggregate of approximately             shares of DuPont
Common Stock ( percent of the outstanding shares of DuPont Common Stock) under the exchange offer as follows:

                                                 APPROXIMATE
NAME                                           NUMBER OF SHARES
----                                           ----------------


     As of             , 1999,           shares of DuPont Comon Stock were owned
through a DuPont or a DuPont affiliated company savings plan.

     Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal, certificates for shares of DuPont Common Stock and any other required documents should be sent or delivered by each holder of DuPont Common Stock or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of the following addresses:

          If by mail:              If by overnight courier:               If by hand:
  First Chicago Trust Company     First Chicago Trust Company     First Chicago Trust Company
          of New York                     of New York                     of New York
 Attn: Corporate Actions Dept.   Attn: Corporate Actions Dept.    c/o Securities Transfer and
         P.O. Box 2569               8th Floor, Suite 4680          Reporting Service Inc.
  Jersey City, NJ 07308-2569            14 Wall Street           100 William Street, Galleria
                                      New York, NY 10005              New York, NY 10038

                         If by facsimile transmission:

                        (For eligible institutions only)

                                 (   )   -

                                       or

                                 (   )   -

                         Facsimile confirmation number:

                                 (   )   -

     You may direct any questions and requests for assistance to the information agent or the dealer manager at their respective addresses and telephone numbers and locations listed below. Additional copies of this Offering Circular-Prospectus, the letter of transmittal and other exchange offer material may be obtained from the information agent or the dealer manager listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the exchange offer.

                The information agent for the exchange offer is:

                            United States and Canada
                             D.F. King & Co., Inc.
                                77 Water Street
                            New York, New York 10005
                                       or
                         Call Toll-Free (   )   -

                        Outside United States and Canada
                            (   )   -     (Collect)

                 The dealer manager for the exchange offer is:

                              MORGAN STANLEY & CO.
                                  INCORPORATED
                          1251 Avenue of the Americas
                            New York, New York 10020
                                 (   )   -

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute required court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personably liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(4) for any transaction from which the director derived an improper personal benefit.

     Article 5E(2) of the certificate of incorporation of Conoco (the "Registrant") provides that no director shall be personally liable to Conoco or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Conoco or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of such Article 5E(2) shall not adversely affect any right or protection of a director of the Registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Conoco's by-laws provide for indemnification of directors and officers to the maximum extent permitted by Delaware law.

     Conoco has entered into indemnification agreements with each of its directors and persons named in the Offering Circular-Prospectus constituting a part of this Registration Statement (collectively, "Indemnitees"). Such agreements provide that, to the fullest extent permitted by applicable law, Conoco shall indemnify and hold each Indemnitee harmless from and against any and all losses and expenses whatsoever (1) arising out of any event or occurrence related to the fact that such Indemnitee is or was a director or officer of Conoco, is or was serving in another capacity with Conoco, or by reason of anything done or not done by such Indemnitee in such capacity and (2) incurred in connection with any threatened, pending or completed legal proceeding.

     The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or changes made against them while acting in their capabilities as directors or officers of Registrant, whether or not Registrant would have the power to indemnify such person against such liability, as permitted by law.

                                        I

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
     3.1       Second Amended and Restated Certificate of Incorporation of
           --  Conoco Inc.***
     3.2   --  By-laws of Conoco Inc. as amended October 29, 1998***
     4.1       Specimen Certificate for shares of Class A Common Stock of
           --  the Registrant*
     4.2       Specimen Certificate for shares of Class B Common Stock of
           --  the Registrant*
     4.3   --  Preferred Share Purchase Rights Agreement*
     4.4   --  Promissory Note and Guaranty to DuPont Energy Company*
     4.5       Promissory Note to DuPont Chemical and Energy Operations
           --  Inc. (Norway)*
     4.6       Promissory Note to DuPont Chemical and Energy Operations
           --  Inc. (United Kingdom and Poland)*
     4.7   --  Promissory Note and Guaranty to DuPont Energy Company*
     4.8   --  Revolving Credit Agreement and Guaranty*
     5.1       Opinion of R.A. Harrington, Senior Vice President, Legal and
               General Counsel of Conoco Inc. regarding the legality of the
           --  shares being registered*****
    10.1       Restructuring, Transfer and Separation Agreement between
           --  DuPont and Conoco*
    10.2   --  Tax Sharing Agreement between DuPont and Conoco*
    10.3   --  Employee Matters Agreement between DuPont and Conoco*
    10.4       Information Systems and Telecommunications Carrier
               Transitional Services and Facilities Lease Agreement between
           --  DuPont and Conoco*
    10.5   --  Transitional Services Agreement between DuPont and Conoco*
    10.6   --  Registration Rights Agreement between DuPont and Conoco*
    10.7   --  Natural Gas Supply Agreement between DuPont and Conoco*
    10.8       Severance Agreement, dated May 10, 1998, between Conoco and
           --  Archie W. Dunham*
    10.9   --  1998 Stock and Performance Incentive Plan*****
    10.10  --  1998 Key Employee Stock Performance Plan*****
    10.11  --  Humber DME Agreement*
    10.12  --  Deferred Compensation Plan for Nonemployee Directors*
    10.13  --  Conoco Inc. Key Employee Severance Plan*
    10.14  --  Conoco Inc. Key Employee Temporary Severance Plan*
    10.15  --  Conoco Salary Deferral & Savings Restoration Plan*
    10.16  --  Directors' Charitable Gift Plan*
    10.17  --  Motor Carrier Contract between Sentinel and Conoco*
    10.18  --  Mount Belvieu Agreements*
    10.19  --  Form Indemnity Agreement with Directors*
    21.1   --  List of Principal Subsidiaries of the Registrant****
    23.1   --  Consent of PricewaterhouseCoopers LLP**
    24     --  Power of Attorney (included on signature pages)
    27     --  Financial Data Schedule****
    99.1   --  Letter of transmittal*****
    99.2   --  Notice of guaranteed delivery*****
    99.3       Letter from the dealer manager to Brokers, Dealers,
           --  Commercial Banks, Trust Companies and Other Nominees*****
    99.4       Letter to Clients for use by Brokers, Dealers, Commercial
           --  Banks, Trust Companies and other Nominees*****
    99.5       Guidelines for Certification of Taxpayer Identification
           --  Number on Substitute Form W-9*****

                                       II

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
    99.6       Letters from Trustees of DuPont or DuPont affiliated company
           --  savings plans*****
    99.7       Notice to Participants in a Blueprint brokerage account at
           --  Merrill Lynch of DuPont*****

---------------
     * Incorporated by reference to the exhibit of the same number filed as part of Conoco's Registration Statement on Form S-1, File No. 333-60119.

   ** Filed herein.

  *** Incorporated by reference to the exhibit of the same number filed as part of Conoco's Form 10-Q for the quarter ended September 30, 1998.

 **** Incorporated by reference to the exhibit of the same number filed as part of Conoco's Form 10-K for the year ended December 31, 1998.

***** To be filed by amendment.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report under section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Offering Circular-Prospectus under Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it becomes effective.

                                       III

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (a) To include any Offering Circular-Prospectus required by Section 10(a)(3) of the Securities Act:

             (b) To reflect in the Offering Circular-Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Offering Circular-Prospectus filed with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                       IV

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 22, 1999.

                                          CONOCO INC.

                                          By:     /s/ ARCHIE W. DUNHAM
                                            ------------------------------------
                                              Name: Archie W. Dunham
                                              Title: President and Chief
                                              Executive Officer

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of Conoco Inc., a Delaware corporation, hereby constitutes and appoints Archie W. Dunham, Robert W. Goldman, Rick A. Harrington and Gary M. Pfeiffer and each of them, severally, as his attorney-in-fact and Agent, with full power of substitution and resubstitution, in his name and on his behalf, to sign in any and all capacities this Registration Statement and any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments (including post-effective amendments) and exhibits thereto, and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 22, 1999.

                     SIGNATURE                                                  TITLE
                     ---------                                                  -----

               /s/ ARCHIE W. DUNHAM                  President, Chief Executive Officer and Director
---------------------------------------------------
                 Archie W. Dunham

               /s/ ROBERT W. GOLDMAN                 Senior Vice President, Finance, and Chief Financial Officer
---------------------------------------------------    (Principal Financial Officer)
                 Robert W. Goldman

                /s/ W. DAVID WELCH                   Controller (Principal Accounting Officer)
---------------------------------------------------
                  W. David Welch

             /s/ EDGAR S. WOOLARD, JR.               Chairman of the Board
---------------------------------------------------
               Edgar S. Woolard, Jr.

                /s/ RUTH R. HARKIN                   Director
---------------------------------------------------
                  Ruth R. Harkin

                                        V

                     SIGNATURE                                                  TITLE
                     ---------                                                  -----
              /s/ FRANK A. MCPHERSON                 Director
---------------------------------------------------
                Frank A. McPherson

                                                     Director
---------------------------------------------------
                 Gary M. Pfeiffer

               /s/ WILLIAM K. REILLY                 Director
---------------------------------------------------
                 William K. Reilly

               /s/ WILLIAM R. RHODES                 Director
---------------------------------------------------
                 William R. Rhodes

              /s/ FRANKLIN A. THOMAS                 Director
---------------------------------------------------
                Franklin A. Thomas

                                       VI

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
     3.1       Second Amended and Restated Certificate of Incorporation of
           --  Conoco Inc.***
     3.2   --  By-laws of Conoco Inc. as amended October 29, 1998***
     4.1       Specimen Certificate for shares of Class A Common Stock of
           --  the Registrant*
     4.2       Specimen Certificate for shares of Class B Common Stock of
           --  the Registrant*
     4.3   --  Preferred Share Purchase Rights Agreement*
     4.4   --  Promissory Note and Guaranty to DuPont Energy Company*
     4.5       Promissory Note to DuPont Chemical and Energy Operations
           --  Inc. (Norway)*
     4.6       Promissory Note to DuPont Chemical and Energy Operations
           --  Inc. (United Kingdom and Poland)*
     4.7   --  Promissory Note and Guaranty to DuPont Energy Company*
     4.8   --  Revolving Credit Agreement and Guaranty*
     5.1       Opinion of R.A. Harrington, Senior Vice President, Legal and
               General Counsel of Conoco Inc. regarding the legality of the
           --  shares being registered*****
    10.1       Restructuring, Transfer and Separation Agreement between
           --  DuPont and Conoco*
    10.2   --  Tax Sharing Agreement between DuPont and Conoco*
    10.3   --  Employee Matters Agreement between DuPont and Conoco*
    10.4       Information Systems and Telecommunications Carrier
               Transitional Services and Facilities Lease Agreement between
           --  DuPont and Conoco*
    10.5   --  Transitional Services Agreement between DuPont and Conoco*
    10.6   --  Registration Rights Agreement between DuPont and Conoco*
    10.7   --  Natural Gas Supply Agreement between DuPont and Conoco*
    10.8       Severance Agreement, dated May 10, 1998, between Conoco and
           --  Archie W. Dunham*
    10.9   --  1998 Stock and Performance Incentive Plan*****
    10.10  --  1998 Key Employee Stock Performance Plan*****
    10.11  --  Humber DME Agreement*
    10.12  --  Deferred Compensation Plan for Nonemployee Directors*
    10.13  --  Conoco Inc. Key Employee Severance Plan*
    10.14  --  Conoco Inc. Key Employee Temporary Severance Plan*
    10.15  --  Conoco Salary Deferral & Savings Restoration Plan*
    10.16  --  Directors' Charitable Gift Plan*
    10.17  --  Motor Carrier Contract between Sentinel and Conoco*
    10.18  --  Mount Belvieu Agreements*
    10.19  --  Form Indemnity Agreement with Directors*
    21.1   --  List of Principal Subsidiaries of the Registrant****
    23.1   --  Consent of PricewaterhouseCoopers LLP**
    24     --  Power of Attorney (included on signature pages)
    27     --  Financial Data Schedule*****
    99.1   --  Letter of transmittal*****
    99.2   --  Notice of guaranteed delivery*****
    99.3       Letter from the dealer manager to Brokers, Dealers,
           --  Commercial Banks, Trust Companies and Other Nominees*****
    99.4       Letter to Clients for use by Brokers, Dealers, Commercial
           --  Banks, Trust Companies and other Nominees*****
    99.5       Guidelines for Certification of Taxpayer Identification
           --  Number on Substitute Form W-9*****

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
    99.6       Letters from Trustees of DuPont or DuPont affiliated company
           --  savings plans*****
    99.7       Notice to Participants in a Blueprint brokerage account at
           --  Merrill Lynch of DuPont*****

---------------
     * Incorporated by reference to the exhibit of the same number filed as part of Conoco's Registration Statement on Form S-1, File No. 333-60119.

   ** Filed herein.

  *** Incorporated by reference to the exhibit of the same number filed as part of Conoco's Form 10-Q for the quarter ended September 30, 1998.

 **** Incorporated by reference to the exhibit of the same number filed as part of Conoco's Form 10-K for the year ended December 31, 1998.

***** To be filed by amendment.